Confidential Draft No. 3 as confidentially submitted to the Securities and Exchange Commission on August 10, 2015. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sancilio Pharmaceuticals Company, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	47-3943353
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2129 N. Congress Avenue

Riviera Beach, FL 33404

(561) 847-2302

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Marc Wolff

Executive Vice President and Chief Financial Officer

Sancilio Pharmaceuticals Company, Inc.

2129 N. Congress Avenue

Riviera Beach, FL 33404

(561) 847-2302

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Kara L. MacCullough, Esq. Flora R. Perez, Esq. Greenberg Traurig, P.A. 401 East Las Olas Boulevard, Suite 2000 Fort Lauderdale, FL 33301 Phone: (954) 765-0500/Fax: (954) 765-1477	Richard D. Truesdell, Jr. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common Stock, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the registrant.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to completion	dated , 2015

            Shares

Common Stock

This is the initial public offering of our common stock. We are offering all of the shares offered by this prospectus. We expect the initial public offering price to be between $         and $         per share.

Prior to this offering there has been no public market for the common stock. We intend to apply to list our common stock on The NASDAQ Capital Market under the symbol “SPCI.”

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. You should carefully consider the matters discussed under the section entitled “Risk Factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
(1)	We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting” beginning on page 187 of this prospectus.

We have granted the underwriters an option for a period of 30 days to purchase additional shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $        , and the total proceeds to us, before expenses, will be $        .

The underwriters expect to deliver the shares of common stock on or about                     , 2015.

UBS Investment Bank	Piper Jaffray

JMP Securities	FBR

We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus or any such free writing prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

For investors outside the United States: neither we nor any of the underwriters have taken any action to permit a public offering of the shares of our common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

DEALER PROSPECTUS DELIVERY OBLIGATION

Through and including                     , 2015 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TERMS USED IN THIS PROSPECTUS

Unless the context otherwise requires, in this prospectus, the terms “Sancilio,” the “Company,” “we,” “us” and “our” refer to Sancilio Pharmaceuticals Company, Inc. and its consolidated subsidiaries as a combined entity. Please refer to the Glossary of Certain Scientific Terms on page 197 of this prospectus for definitions of certain technical and scientific terms used throughout this prospectus.

i

TRADEMARKS AND TRADE NAMES

This prospectus contains some of our trademarks and trade names. All other trademarks or trade names of any other company appearing in this prospectus belong to their respective owners. Solely for convenience, the trademarks and trade names in this prospectus are sometimes referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data described or referred to throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates.

Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

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Prospectus summary

The following summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully. In particular, you should read the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes relating to those statements included elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See “Information Regarding Forward-Looking Statements.”

OVERVIEW

We are a fully integrated specialty pharmaceutical company focused on developing and, in the future, commercializing products based on our proprietary Advanced Lipid Technologies, or ALT, platform. We intend to utilize our current manufacturing facility to manufacture our proprietary product candidates, if approved. ALT is designed to enhance the bioavailability, reduce the food effect and improve the efficacy of lipids and lipophilic active pharmaceutical ingredients, or APIs. Lipids are small hydrophobic or amphipathic molecules, including fatty acids (such as omega-3 fatty acids and omega-6 fatty acids), steroids, hormones and fat-soluble vitamins (such as vitamins A, D, E and K). Our business model is to apply our ALT platform to lipids or lipophilic APIs to create unique product candidates that address the disorders and diseases that result from imbalances of lipids in the body. In addition to our primary focus of developing our proprietary products using the ALT platform, we make use of and license rights to our proprietary ALT platform and our other technologies to third parties as part of our development and manufacture of lipophilic API-based and soft-gelatin products at our facilities.

Our proprietary product pipeline, which has been developed using our proprietary ALT platform, is currently focused on diseases and disorders for which we believe lipids can be used for treatment. We believe that our ALT platform will enable us to utilize our proprietary know-how and expertise in lipids to create unique formulations of clinically proven substances for approved and new indications. Our four lead product candidates are:

➢	SC411—Our proprietary product candidate SC411, which is being developed for the treatment of sickle cell disease, or SCD, has been granted orphan drug designation by the FDA. We held a pre-IND meeting with the US Food and Drug Administration, or FDA, in May 2015, during which they reviewed and provided recommendations for the design of our proposed clinical trial protocol for a pivotal trial of SC411. As agreed with the FDA, we intend to submit the final study protocol and statistical analysis plan to the FDA for its review concurrently with our Investigational New Drug Application, or IND, which we expect to submit prior to the end of 2015.

➢	SC403—Our proprietary product candidate SC403, which is being developed for the treatment of short bowel syndrome, or SBS, has been granted orphan drug designation by the FDA. We held a pre-IND meeting with the FDA in July 2015, during which they reviewed and provided recommendations for the design of our proposed clinical trial protocol. During that meeting, the FDA requested that we conduct additional toxicology studies on juvenile rats. We are in the process of conducting those studies. We expect to submit an IND to the FDA in late 2015 or during the first quarter of 2016.

➢	SC401—Our proprietary product candidate SC401 is being developed for the treatment of severe hypertriglyceridemia. We submitted an IND in July 2015, and we intend to commence two pivotal pharmacokinetic, or PK, studies in late 2015 or during the first quarter of 2016, followed by a pivotal clinical endpoint study.

➢	SC410—Our proprietary product candidate SC410 is being developed for the treatment of non-alcoholic fatty liver disease, or NAFLD. We completed a preclinical study of SC410 in late 2014 and anticipate submitting an IND with the FDA prior to the end of 2015.

Our regulatory strategy is focused on seeking the most efficient pathway for obtaining drug approval while seeking the best available protections for our product candidates. To create our proprietary product candidates, we apply our ALT platform to a combination of lipophilic APIs, each of which is composed of active ingredients already approved by the FDA or active ingredients for which clinical proof of safety or efficacy is available in published literature. As a result, we believe that we are able to utilize the 505(b)(2) New Drug Application, or NDA, regulatory approval pathway. An NDA filed under Section 505(b)(2), referred to as a 505(b)(2) NDA, contains full safety and efficacy reports but allows at least some of the information required for NDA approval, such as safety and efficacy information on the active ingredient, to come from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. If the 505(b)(2) NDA applicant can establish that reliance on the FDA’s previous approval is scientifically appropriate, it may eliminate the need to conduct certain preclinical or clinical studies of the new product. We believe that this streamlined approach will reduce the risks, costs and timing of bringing our product candidates to the market.

As part of our commitment to seek the best available protections for our product candidates, we have also sought and been granted, orphan drug designation for both SC411 and SC403. As a result of this orphan drug designation, upon approval of an NDA for any of these orphan drugs, we may be granted seven years of market exclusivity.

In connection with our licensing and related development and manufacturing services, we provide our customers with assistance throughout all phases of pharmaceutical development and product life cycle management activities: from drug design and development through commercialization. For example, we have commercial relationships with Mylan, Inc., TherapeuticsMD, Inc. and several other pharmaceutical companies. We are currently developing seven Abbreviated New Drug Application, or ANDA, drug products for third parties, four of which have been submitted and are awaiting FDA approval. We are also developing an additional four 505(b)(2) NDA drug products for third parties utilizing our proprietary technologies. We have been named as manufacturer in each of the four ANDAs submitted and expect to be named manufacturer in any future ANDA or NDA submitted by our customers.

We also manufacture and market over-the-counter, or OTC, and behind-the-counter lines of dietary supplements. Our dietary supplement portfolio includes highly concentrated omega-3 fatty acid supplements under our brand Ocean Blue®, prenatal vitamins, and dental health products. We market our dietary supplement products internally in the United States; while outside of the United States, we intend to utilize partners for the commercialization of these products.

OUR STRATEGY

We intend to become a leading integrated specialty pharmaceutical company through continued execution and implementation of the following strategies:

➢	Advance our four lead product candidates. We intend to rely on the 505(b)(2) regulatory pathway for approval of our four lead product candidates. We believe the 505(b)(2) regulatory pathway will provide us the most cost efficient and expeditious pathway to obtain approval of our product candidates. We were granted orphan drug designation for two of our four lead product candidates and for one of our early stage product candidates. This designation could provide us with seven years of market exclusivity for any product candidate that is approved for the orphan indication.

➢	Commercialize any of our product candidates that are FDA-approved. We intend to leverage our current commercialization experience to create a small, focused sales force to commercialize those product candidates that target a limited, discrete population, such as our SC411 and SC403 product candidates. We may rely on out-licensing or co-promotion arrangements for the marketing of those product candidates that have the potential to treat extensive patient populations such as our SC401 and SC410 product candidates.

➢	Manufacture our proprietary products in our established manufacturing facilities. We believe our manufacturing facilities and years of manufacturing experience are a competitive advantage. We currently manufacture lines of our currently commercialized branded and co-branded dietary supplements and dental health products as well as clinical batches of prescription generic and prescription proprietary drugs for our third-party customers and expect to commence manufacturing commercialized levels of these generic and proprietary drugs within the next six months.

➢	Develop additional proprietary products by applying our ALT platform to lipophilic APIs to address unmet medical needs. We have several product candidates formulated using ALT under development that target a range of unmet medical needs in the therapeutic areas of lipid disorders, cardiovascular disease and hematology disorders. We also utilize our proprietary ALT platform in connection with the development and manufacture of lipid-based products for our customers in the hormone area. We believe the mechanism of ALT makes it potentially applicable to expansion into other therapeutic categories.

➢	Evaluate internal and external business development opportunities to accelerate and maximize the potential of our product candidates worldwide. We intend to continue to seek new product candidates that lie within or complement our therapeutic areas of focus to which we can acquire rights through acquisition, in-licensing or co-promotion arrangements. In addition, we currently retain worldwide commercial rights to our product candidates. Consequently, we intend to seek out-licensing or co-promotion opportunities outside of the United States for any of our product candidates which are approved.

OUR PROPRIETARY PRODUCT PIPELINE

Our proprietary product pipeline is focused on developing new or improved therapeutics which utilize lipophilic APIs. Lipids are naturally occurring molecules that include fatty acids, steroids (including hormones), fat-soluble vitamins (such as vitamins A, D, E, and K), monoglycerides, diglycerides and triglycerides, whose principal roles in the body are storing energy, signaling, and acting as structural components of cell membranes. Imbalances of lipids and lipid disorders are currently linked to numerous diseases. However, the ability to treat these imbalances and disorders has been limited based on the fact that lipids, by themselves, are not readily bioavailable and must be taken with food in order to efficiently pass through the intestinal lining.

We believe that, based upon available scientific studies, currently available treatments of lipid disorders and their related diseases are inconsistently absorbed and less bioavailable and are impacted by the presence or absence of food in the digestive tract, resulting in inconsistent product efficacy. We believe that our product candidates, which are lipid-based APIs formulated using our proprietary ALT platform, will be more bioavailable and consistently absorbed than existing conventional formulations, potentially improving efficacy and lowering effective doses. Furthermore, we believe that increased consistency and bioavailability of the lipophilic APIs may facilitate the use of these lipophilic APIs for the treatment of diseases and disorders for which there is no current treatment or for which the currently available treatments have significant side effects.

The following table sets forth information on the status of each of our product candidates, each of which is wholly owned by us:

Product Candidate	Indication	Regulatory Strategy	Current Status	Upcoming Milestones	Anticipated Commercialization Plan
SC411	Sickle Cell Disease	Orphan drug designation granted April 2015. Pursuing 505(b)(2) NDA.	Relying on published preclinical studies for IND submission.* Bridging toxicity study completed July 2015.* Pre-IND meeting with FDA held May 2015.	Anticipate submitting IND to FDA prior to the end of 2015 upon completion of manufacture of clinical trial materials (“CTM”).	In-house.

SC403	Short Bowel Syndrome	Orphan drug designation granted June 2015. Pursuing 505(b)(2) NDA.	Preclinical study completed in early 2015. Bridging toxicity study completed July 2015.* Pre-IND meeting with FDA held July 2015.	Anticipate submitting IND to FDA in late 2015 or during the first quarter 2016 pending completion of second toxicity study** and completion of manufacture of CTM.	In-house.

SC401	Severe Hypertriglyceride mia	Pursuing 505(b)(2) NDA.	Relying on preclinical studies for current marketed product. Bridging toxicity study completed July 2015.* Pre-IND meeting with FDA held in Oct. 2014. IND submitted July 2015.	Anticipate initiating PK studies in late 2015 or during the first quarter 2016.	Licensing or partnership arrangement with third parties.

SC410	Non-Alcoholic Fatty Liver Disease	Pursuing 505(b)(2) NDA.	Preclinical study completed in 2014.	Anticipate submitting IND to FDA prior to the end of 2015 upon completion of manufacture of CTM.	Licensing or partnership arrangement with third parties.

*	As part of our INDs, we conducted a 28-day bridging rat toxicology study using our omega-3-acid ethyl esters formulation and our DHA formulation in direct comparison with an FDA-approved omega-3-acid ethyl ester. The study was completed in early July 2015.
**	As part of our IND for SC403, we are also conducting additional rat toxicology studies on juvenile rats using our omega-3-acid ethyl esters formulation and our DHA formulation in direct comparison with an FDA-approved omega-3-acid ethyl ester, one of these, a 28-day study, will need to be completed before we submit our IND.

RISKS ASSOCIATED WITH OUR BUSINESS

Our business, financial condition, results of operation and prospects are subject to numerous risks. You should carefully consider such risks before deciding to invest in our company. These risks are more fully described in the section entitled “Risk Factors” immediately following this summary and include the following:

➢	Our future growth will depend on our ability to successfully develop, obtain regulatory approval for, and commercialize our product candidates formulated using our ALT platform.

➢	Clinical trials involve a lengthy and expensive process with uncertain outcomes, and any delays may harm our business, financial condition, results of operations or prospects.

➢	If the FDA does not conclude that our product candidates satisfy the requirements for the 505(b)(2) regulatory approval pathway, or if the requirements for approval of any of our product candidates under Section 505(b)(2) are not as we expect, the approval pathway for our product candidates will likely take significantly longer, cost significantly more and encounter significantly greater complications and risks than anticipated, and in any case may not be successful.

➢	Our future results are subject to fluctuation, availability and suitability of the raw material components of our products, particularly fish oils and gelatin, and any disruptions in the supply of these products could have an adverse effect on our business and results of operation.

➢	Our commercial success depends upon attaining significant market acceptance of our products by physicians, pharmacists, patients and the medical community.

➢	We have incurred cumulative losses since our inception and we expect to incur losses for the foreseeable future and may never be profitable on a sustained basis.

➢	We rely on the significant experience and specialized expertise of our Chief Executive Officer and other members of senior management and scientific team, and we need to hire and retain additional qualified scientists and other highly skilled personnel to maintain and grow our business.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than $1.0 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. These provisions include:

➢	reduced disclosure about our executive compensation arrangements;

➢	exemption from the requirement to have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley;

➢	exemption from the requirement to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

➢	no non-binding stockholder advisory votes on executive compensation or golden parachute arrangements; and

➢	reduced disclosure of financial information in this prospectus, including only two years of audited financial information and two years of selected financial information.

We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company as of December 31 of a particular year:

➢	if we had gross revenue of $1.0 billion or more in such year;

➢	if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of June 30 in such year;

➢	if at any point in such year, we would have issued more than $1.0 billion of non-convertible debt during the three-year period prior thereto; or

➢	on the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws.

The JOBS Act permits an “emerging growth company” like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

CORPORATE INFORMATION

We were originally organized as a corporation in the State of Florida in October 2004. On February 7, 2012, we reincorporated in Delaware through a merger with Sancilio & Company, Inc., a Delaware corporation. On May 13, 2015, we underwent a holding company reorganization resulting in the incorporation of Sancilio Pharmaceuticals Company, Inc. and in Sancilio & Company, Inc. becoming our wholly owned subsidiary. Our principal executive offices are located at 2129 N. Congress Avenue, Riviera Beach, Florida 33404.

The offering

Common stock offered by us	shares.

Option to purchase additional shares	The underwriters have an option to purchase up to additional shares of our common stock from us. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Common stock outstanding after giving effect to this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full).

Use of proceeds	We estimate that the net proceeds from this offering, without the exercise of the underwriters’ option to purchase additional shares, will be approximately $ , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $ per share, which represents the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters exercise in full their option to purchase additional shares, the net proceeds to us will be approximately $ .

We intend to use the net proceeds from this offering to fund the cost of clinical trials and related activities of SC403, SC411, SC401, SC410 and our other product candidates, to invest in our research and development pipeline of branded pharmaceutical products and for working capital and other general corporate purposes, including the ramp-up of our senior management team.

See “Use of Proceeds” for more information on how we intend to use the net proceeds from this offering.

Risk factors	You should carefully read and consider the information set forth under “Risk Factors” beginning on page 12 of this prospectus and all other information set forth in this prospectus before investing in our common stock.

Listing	We intend to list the common stock on The NASDAQ Capital Market under the symbol “SPCI.”

Dividend policy	We currently do not intend to pay dividends following this offering. The agreements governing our debt instruments limit our ability to pay cash dividends to our stockholders above specified levels. In addition, any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors deems relevant. See “Dividend Policy.”

The number of shares of our common stock to be outstanding after giving effect to this offering is based on 21,684,798 shares (on an as-adjusted basis) of our common stock outstanding as of June 30, 2015, assuming the anticipated conversion of all then outstanding shares of Series A convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock into common stock, and excludes:

➢	2,256,216 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2015, at a weighted average exercise price of $0.97 per share;

➢	2,129,645 shares of common stock reserved for issuance under our 2015 Plan (including shares of common stock which were reserved for issuance under our 2012 Plan and added to the shares reserved under the 2015 Plan when the 2012 Plan was terminated); and

➢	185,767 shares of common stock issuable upon exercise of warrants to purchase our common stock outstanding as of June 30, 2015, at a weighted average price of $3.64 per share.

Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

➢	the automatic conversion of all outstanding shares of our Series A convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock into an aggregate of 17,532,076 shares of our common stock immediately prior to the closing of this offering;

➢	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering;

➢	no exercise of the underwriters’ over-allotment option to purchase additional shares of our common stock; and

➢	a -for- reverse split of our common stock to be effected prior to the closing of this offering.

Summary financial data

The following table summarizes certain of our financial data. We derived the summary statement of operations data for the years ended December 31, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary statement of operations data for the six months ended June 30, 2014 and 2015 and the summary consolidated balance sheet data as of June 30, 2015 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for future interim periods or for the full year. Additionally, historical results are not necessarily indicative of the results expected for any future period.

You should read the summary consolidated financial data below together with our consolidated financial statements included elsewhere in this prospectus including the related notes thereto appearing elsewhere in this prospectus, as well as “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
(in thousands, except share and per share data)	2013(1)	2014	2014(1)	2015
			(unaudited)	(unaudited)
Statement of Operations Data:
Revenue:
Net product sales	$4,201	$6,362	$3,518	$4,398
Technologies and services revenue	5,274	8,847	3,666	9,144

Total revenue	9,475	15,209	7,184	13,542
Costs and expenses:
Cost of product sales and technologies and services	5,750	9,759	4,086	5,867
Sales and marketing	2,166	1,799	988	636
Research and development	972	2,108	499	1,879
General and administrative	2,217	8,298	4,040	5,488

Total costs and expenses	11,105	21,964	9,613	13,870

Loss from operations	(1,630)	(6,755)	(2,429)	(328)
Other income (expense):
Interest income	6	32	7	15
Interest expense	(155)	(201)	(107)	(51)

Total other expense	(149)	(169)	(100)	(36)

Loss before income taxes	(1,779)	(6,924)	(2,529)	(364)
Benefit for income taxes	822	189	293	104

Net loss	(957)	(6,735)	(2,236)	(260)
Preferred dividends	(160)	(1,142)	(255)	(873)
Accretion of preferred stock to redemption value	—	(1,016)	(178)	(862)

Net loss attributable to common stock	$(1,117)	$(8,893)	$(2,669)	$(1,995)

Net loss per share attributable to common stockholders—basic and diluted	$(0.46)	$(2.51)	$(0.84)	$(0.49)

Weighted-average number of shares outstanding:
Basic and diluted	2,438,515	3,549,984	3,195,770	4,076,003

	As of December 31, 2014	As of June 30, 2015
(in thousands)		Actual	Pro Forma(2)	Pro Forma As- Adjusted(3)(4)
		(unaudited)	(unaudited)	(unaudited)
Summary Balance Sheet Data:
Cash and cash equivalents	$12,593	$8,016	$	$
Working capital	8,472	4,806
Total assets	30,432	33,545
Long-term debt	2,702	895
Redeemable convertible preferred stock	30,726	32,461
Total stockholders’ deficit	(15,285)	(13,327)

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2013(1)	2014	2014(1)	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Other Financial Data:
EBITDA(5)	$(1,126)	$(6,109)	$(2,130)	$97
Adjusted EBITDA(6)	$(1,090)	$(3,303)	$(240)	$443
Adjusted EBITDA Margin(7)	(11.5)%	(21.7)%	(3.3)%	3.3%

(1)	Our statements of operations data and other financial data for the year ended December 31, 2013 and the six months ended June 30, 2014 and the financial statements from which the data was derived which are included in this prospectus reflects the impact of the restatement which followed our discovery of errors in the accounting for certain sales agreements with unilateral rights of return related to our over-the-counter products which were entered into with retailers during the year ended December 31, 2013. As a result of the restatement, previously reported amounts were restated as follows: revenue was reduced by approximately $2.9 million, income from operations was reduced by approximately $3.2 million, and net income was reduced by approximately $1.8 million for the year ended December 31, 2013, while revenue was reduced by approximately $0.4 million, loss from operations was increased by approximately $0.4 million, and net loss was increased by approximately $0.3 million for the six months ended June 30, 2014. See “Risk Factors—During 2014, we identified a material weakness in our internal control over financial reporting that resulted in restatements of our prior consolidated financial statements. If we are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.”
(2)	The pro forma column reflects the filing of our amended and restated certificate of incorporation immediately prior to the closing of this offering and the automatic conversion of all outstanding shares of our Series A convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock into an aggregate of 17,532,076 shares of our common stock prior to the closing of this offering, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus.
(3)	The pro forma as-adjusted column reflects the pro forma adjustments described in footnote (1) above and the sale by us of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
(4)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as-adjusted amount of each of cash and cash equivalents, total stockholders’ equity

(footnotes continued on following page)

(deficit) and total capitalization by approximately $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of              shares in the number of shares offered by us at the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as-adjusted amount of each of cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization by approximately $        . The pro forma as-adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price, number of shares offered and other terms of this offering determined at pricing.

(5)	EBITDA is a non-GAAP financial measure. We define EBITDA as net (loss) income before income tax (expense) benefit, interest expense, net, and depreciation and amortization. Please see the section entitled “Non-GAAP Financial Measures” for more information as to the limitations of using non-GAAP measures and for the reconciliation of EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.
(6)	Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as EBITDA as further adjusted to exclude legal settlements, stock-based compensation expense and abandoned initial public offering related costs. Please see the section entitled “Non-GAAP Financial Measures” for more information as to the limitations of using non-GAAP measures and for the reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.
(7)	Adjusted EBITDA Margin is a non-GAAP financial measure. We define Adjusted EBITDA Margin as adjusted EBITDA divided by total revenues. Please see the section entitled “Non-GAAP Financial Measures” for more information as to the limitations of using non-GAAP measures and for the reconciliation of Adjusted EBITDA Margin to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

Risk factors

Any investment in our common stock involves a high degree of risk, including the risks described below. If any of the following risks actually occur, our business, financial condition and results of operations could suffer. As a result, the trading price of our shares could decline, perhaps significantly, and you could lose all or part of your investment. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See the section entitled “Information Regarding Forward-Looking Statements.”

RISKS RELATED TO THE CLINICAL DEVELOPMENT OF OUR PRODUCT CANDIDATES

Our future growth will depend on our ability to successfully develop, obtain regulatory approval for, and commercialize our product candidates formulated using our ALT platform. Because these processes are complex and costly, we may never obtain regulatory approval for and/or commercialize any of our product candidates.

We are actively developing product candidates formulated using our ALT platform. Our future growth depends on our ability to successfully develop, obtain the necessary regulatory approval for and commercialize our product candidates. The process is long, complex and costly. At the time of this prospectus, none of our product candidates have been approved by the FDA. The clinical trials of our product candidates are, and the manufacturing and marketing of our product candidates will be, subject to extensive and rigorous review and regulation by numerous government authorities in the United States and in other countries where we intend to test and, if approved, market any product candidates. Before obtaining regulatory approval for the commercial sale of any product candidate, we must demonstrate through extensive clinical studies and trials that the product candidate is safe and effective for use in the desired indication. This process can take many years. Of the large number of drugs in development in the United States, only a small percentage successfully complete the FDA regulatory approval process and are commercialized. We do not anticipate generating revenues from sales of our product candidates for the foreseeable future, if ever.

Our ability to generate future revenues from sales of our product candidates depends heavily on our success in:

➢	Being permitted by the FDA to commence clinical trials under INDs for each of our product candidates;

➢	obtaining favorable results for and advancing the development of one or more of our product candidates, including initiating and completing successful preclinical studies and pivotal clinical trials;

➢	obtaining and continuing to comply with the FDA’s current Good Manufacturing Practices, or cGMPs regulations and completing successful facility inspections by the FDA;

➢	obtaining US regulatory approval for one or more of our product candidates;

➢	developing and expanding our sales, marketing and distribution capabilities and launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others, depending on the product candidate;

➢	achieving broad market acceptance of our product candidates, if and when approved, in the medical community and by third-party payors and patients;

➢	maintaining a continued acceptable safety profile of our products following approval; and

➢	obtaining and maintaining coverage and adequate reimbursement from third-party payors.

Risk factors

In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues from our product candidates, if any, will be derived from sales of products or from licensing agreements for products that we do not expect to be commercially available for several years, if at all. Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs in connection with commercialization. As a result, we cannot assure you that we will be able to generate revenues or profit from sales of any approved product candidates. Furthermore, we face direct competition from various pharmaceutical companies developing products similar to those we are developing based upon our ALT platform. If we fail to successfully commercialize one or more of our product candidates in development, our business and our results of operations will be adversely affected.

Clinical trials involve a lengthy and expensive process with an uncertain outcome.

Clinical trials are expensive, can take many years to complete and have highly uncertain outcomes. A failure can occur at any time during the clinical trial process as a result of inadequate performance of a drug, inadequate adherence by patients or investigators to clinical trial protocols, or other factors. Success in preclinical studies, conducted by us or by other parties, may not be predictive of similar results in humans during clinical trials, and successful results from early or small clinical trials may not be replicated in later and larger clinical trials. Companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials as a result of a lack of efficacy or adverse safety profiles, despite promising results in earlier trials. For example, the PK data we generated of an earlier formulation of SC401 may not predict the PK performance of our current formulation of SC401 or the performance in a clinical endpoint trial. In addition, the preclinical results we have obtained for SC403 in piglets, and for SC410 in mice, may not be replicated in humans. Further, the clinical studies of DHA and EPA in SCD and NAFLD were single site studies using similar, but not identical, amounts of DHA and EPA as we are proposing in SC411 and SC403. Larger, multi-site studies of our products may not be successful. Our future clinical trials may not be successful or may be more expensive or time-consuming than we currently expect and we may never generate the necessary data required to obtain regulatory approval and achieve product sales. Our anticipated development costs will likely increase if we do not obtain favorable results or if development of our product candidates is delayed. In particular, we would likely incur higher costs than we currently anticipate if development of our product candidates is delayed because we are required by the FDA to perform studies or trials in addition to those that we currently anticipate. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to predict the timing or amount of any increase in our anticipated development costs.

If clinical trials for any of our product candidates fail to demonstrate safety or efficacy to the satisfaction of the FDA, the FDA will not approve that drug and we would not be able to commercialize it, despite spending significant resources on the drug’s development and clinical trial process, which will have a material adverse effect on our business, financial condition, results of operations and prospects.

We may experience delays in clinical studies or clinical trials of our product candidates and we do not know whether currently planned clinical trials will begin on time, need to be redesigned, enroll patients on time or be completed on schedule, if at all.

Clinical trials can be delayed or terminated for a variety of reasons, including:

➢	inability to raise or delays in raising funding necessary to initiate or continue a trial;

➢	delays in obtaining regulatory approval to commence a clinical trial;

➢	delays in reaching agreement with the FDA on final trial design;

Risk factors

➢	imposition of a clinical hold for safety reasons or following submission of an IND or an inspection of our clinical trial operations or sites by the FDA or other regulatory authorities;

➢	delays in obtaining required institutional review board, or IRB, approval prior to commencement of clinical trials and IRB approval at each site;

➢	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites, or failure by such CROs to carry out the clinical trial at each site in accordance with the terms of our agreements with them;

➢	difficulties or delays in having patients complete participation in a trial or return for post-treatment follow-up;

➢	clinical sites electing to terminate their participation in one of our clinical trials, which would likely have a detrimental effect on subject enrollment;

➢	time required to initiate or add a sufficient number of clinical sites; or

➢	delays to produce and deliver sufficient supply of clinical trial materials.

Our development programs could encounter delays if a clinical trial is suspended or terminated by us, by the relevant IRBs at the sites at which such trials are being conducted or by the FDA or other regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, changes in laws or regulations, or lack of adequate funding to continue the clinical trial. If we elect or are forced to delay, redesign, suspend or terminate any clinical trial of any product candidate, the commercial prospects of such product candidate will be harmed and our ability to generate product revenue from one or more of our product candidates will be delayed or eliminated. Any of these occurrences may harm our business, financial condition, results of operations and prospects significantly.

We intend to conduct, and may in the future conduct, clinical trials for product candidates at sites outside the United States, and the FDA may not accept data from trials conducted in such locations.

We have conducted, and may in the future choose to conduct, one or more of our clinical trials outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the US population, and the data must be applicable to the US population and US medical practice in ways that the FDA deems clinically meaningful. In addition, while these clinical trials are subject to applicable local laws, the FDA’s acceptance of the data will depend on its determination that the trials also comply with all applicable US laws and regulations and current good clinical practices, or GCPs. The FDA may require on-site inspection of the foreign trial site, or other appropriate means, to validate the data. We do not intend to conduct pivotal trials in India in support of our 505(b)(2) NDAs for any of our product candidates. However, to the extent we conduct clinical trials outside the US, if the FDA does not accept the data from these trials, it would likely result in the need for additional trials, which would be costly and time-consuming and delay or permanently halt our development of the applicable product candidates.

Risk factors

Other risks inherent in conducting international clinical trials include:

➢	foreign regulatory requirements that could restrict or limit our ability to conduct our clinical trials;

➢	administrative burdens of conducting clinical trials under multiple sets of foreign regulations;

➢	failure of enrolled patients to adhere to clinical protocols as a result of differences in healthcare services or cultural customs;

➢	foreign exchange fluctuations;

➢	diminished protection of intellectual property in some countries; and

➢	political and economic risks relevant to foreign countries.

We have limited experience conducting clinical trials which may cause a delay in any clinical program and in the obtaining of regulatory approvals.

Although we have recruited a team that has significant experience with clinical trials, as a company we have limited experience in conducting clinical trials and no experience in conducting clinical trials through to regulatory approval of any product candidate. Consequently, we cannot be certain that planned clinical trials will begin or be completed on time, if at all. Large-scale trials would require significant additional financial and management resources, and reliance on third-party clinical investigators, contract research organizations, or CROs, or consultants. Relying on third-party clinical investigators or CROs may force us to encounter delays that are outside of our control.

We expect to rely on third parties to conduct, supervise and monitor certain of our clinical trials, including our pivotal clinical trials, and if these third parties perform in an unsatisfactory manner, it may negatively impact our ability to get FDA approval of our product candidates.

We expect to rely on CROs and clinical trial sites to ensure certain of our clinical trials are conducted properly and on time, including our pivotal clinical trials, and may engage a CRO to conduct these or certain of our other clinical trials. Foreign clinical studies are required to be conducted in accordance with the FDA’s GCP requirements including review and approval by an independent ethics committee and informed consent from subjects. For our clinical trials conducted in India, we have previously selected, and in the future intend to select, only well-qualified trial sites that comply with the International Conference on Harmonisation, or ICH, GCP guidelines. Clinical trials conducted in India must comply with regulations imposed by India’s Central Drugs Standard Control Organization and the Drug Controller General of India. However, if there are insufficient well-qualified trial sites to conduct our trials, then the timing of our clinical trials could be delayed.

Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, the FDA and foreign regulatory authorities require compliance with regulations and standards, including GCP requirements, for designing, conducting, monitoring, recording, analyzing, and reporting the results of clinical trials to ensure that the data and results are credible and accurate and that the rights, integrity, and confidentiality of trial participants are protected. Although we rely on third parties to conduct certain of our clinical trials, we are responsible for ensuring that each of these clinical trials is conducted in accordance with its general investigational plan and protocol under legal and regulatory requirements. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable current GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or other regulatory authorities may require us to perform additional clinical trials before approving our regulatory applications. We cannot assure you that upon inspection by a given regulatory authority,

Risk factors

such regulatory authority will determine that any of our clinical trials comply with GCP requirements. In addition, our clinical trials must be conducted with product produced under applicable cGMP regulations. Failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process and increase the costs of these trials.

Although, we have an employee on-site in India who will have the responsibility of overseeing the operations of our clinical testing sites in the country and providing hands-on support, including oversight of quality control and quality assurance, because the employees of the CROs we are working with are not our employees, we will not be able to directly monitor whether or not they devote sufficient time and resources to our clinical and nonclinical programs. These CROs may also have relationships with other commercial entities, including parties developing potentially competitive products, for whom they may also be conducting clinical trials or other drug development activities that could harm our competitive position. If our CROs do not successfully carry out their contractual duties or obligations, if they fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for any other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our product candidates. As a result, the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed.

We may find it difficult to enroll patients in our clinical studies, particularly clinical studies of our product candidates for which we are seeking orphan drug designation, which could delay or prevent clinical studies of our product candidates.

Identifying and qualifying patients to participate in clinical studies of our product candidates is critical to our success. The timing of our clinical studies depends, in part, on the speed at which we can recruit patients to participate in the testing of our product candidates. Patient enrollment is affected by factors including: severity of the disease under investigation; size and nature of the patient population; eligibility criteria for and design of the study in question; perceived risks and benefits of the product candidate under study; proximity and availability of clinical study sites for prospective patients; availability of competing therapies and clinical studies; and clinicians’ and patients’ perceptions as to the potential advantages of our product candidates in relation to available therapies or other products under development. In particular, it may be difficult to locate patients to participate in the testing of our product candidates for which we are seeking or have obtained orphan drug designation. An orphan drug is a product intended to treat a “rare disease or condition,” which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. Given the small patient population for these diseases, there are unique testing and patient recruitment challenges to overcome. Currently two of our four most advanced product candidates target a rare disease or condition and have been designated by FDA as orphan drugs.

We may not be able to identify, recruit and enroll a sufficient number of patients, or those with the required or desired characteristics to achieve diversity in a study, to complete our clinical studies in a timely manner. Delays in patient enrollment can result in increased costs, delays in advancing the development of our product candidates or termination of the clinical studies altogether, any of which would have an adverse effect on our business.

If we are not able to use the 505(b)(2) regulatory approval pathway for regulatory approval of our product candidates or if the requirements for approval of any of our product candidates under Section 505(b)(2) are not as we expect, it will likely take

Risk factors

significantly longer, cost significantly more and be significantly more complicated to gain FDA approval for our product candidates, and in any case may not be successful.

We intend to seek FDA approval through the 505(b)(2) regulatory pathway for our product candidates, as described in this prospectus. The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Amendments, added Section 505(b)(2) to the Federal Food, Drug, and Cosmetic Act, or the FDCA. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies that were not conducted by or for the applicant.

If the FDA does not agree that the 505(b)(2) regulatory pathway is appropriate or scientifically justified for one or more of our product candidates, we may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval. For example, the FDA (i) has not reviewed or agreed upon the number of patients in the safety database necessary for approval of our product candidates, (ii) has not commented on the adequacy of the non-clinical data relevant to our product candidates, included the excipients in our product candidates and (iii) may not agree that the 505(b)(2) pathway would be appropriate for formulations of our product candidates. If we are unable to pursue a 505(b)(2) pathway, the time and financial resources required to obtain FDA approval for our product candidates would likely increase substantially. Moreover, the inability to pursue the 505(b)(2) regulatory pathway could result in new competitive products reaching the market faster than our product candidates, which could materially adversely impact our competitive position and prospects. Even if we are allowed to pursue the 505(b)(2) regulatory pathway for a product candidate, we cannot assure you that preclinical studies or clinical trials we currently anticipate conducting will be sufficient for approval or that we will receive the requisite or timely approvals for commercialization of such product candidate. Although the 505(b)(2) pathway allows us to rely in part on the FDA’s prior findings of safety and/or efficacy for approved drugs and/or on published literature, the FDA may determine that prior findings by the FDA and/or the published literature that we believe supports the safety and/or efficacy of one or more of our product candidates is insufficient or not applicable to our application or that additional studies will need to be conducted. For example, the FDA required us to conduct additional rat toxicology studies to demonstrate the safety of certain inactive ingredients that we intend to use in our product candidates. In addition, the FDA told us that the clinical study of DHA and EPA in SCD would provide limited efficacy support but no safety support in a 505(b)(2) NDA for SC411.

To the extent that we are relying on the 505(b)(2) regulatory pathway based on the FDA’s approval of a drug for a similar indication, then the FDA may require that we include in the labeling of our product candidates, if approved, some or all of the safety information that is included in the labeling of the approved drug. For example, unless our clinical studies clearly demonstrate to the contrary, the FDA may require that the labeling for SC401 include certain safety information from Lovaza’s approved labeling, including information about Lovaza’s side effects—such as eructation, dyspepsia, and taste perversion—and warnings about atrial fibrillation or use in patients with hepatic impairment.

In addition, we expect that our competitors will file citizen petitions with the FDA in an attempt to persuade the FDA that our product candidates, or the clinical studies that support their approval, contain deficiencies or are otherwise ineligible for approval. Such actions by our competitors could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2).

An NDA submitted under Section 505(b)(2) subjects us to the risk that we may be subject to a patent infringement lawsuit or exclusivity period that would delay or prevent the review or approval of our product candidates.

We plan to develop many of our product candidates for approval under Section 505(b)(2) of the FDCA. Section 505(b)(2) permits the submission of an NDA where at least some of the information required for

Risk factors

approval comes from studies that were not conducted by, or for, the applicant and/or for which the applicant has not obtained a right of reference. The product that is the subject of these referenced studies is referred to as the listed drug. The 505(b)(2) application would enable us to reference published literature and/or the FDA’s previous findings of safety and/or effectiveness for the listed drug. For NDAs submitted under Section 505(b)(2) of the FDCA, the patent certification and related provisions of the Hatch-Waxman Amendments apply. In accordance with the Hatch-Waxman Amendments, such NDAs may be required to include certifications, known as paragraph IV certifications, that certify that any patents identified in the Patent and Exclusivity Information Addendum of the FDA’s publication, Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book, with respect to any listed drug referenced in the 505(b)(2) application, are invalid, unenforceable or will not be infringed by the manufacture, use or sale of the product that is the subject of the 505(b)(2) NDA.

Under the Hatch-Waxman Amendments, the holder of patents for the listed drug that the 505(b)(2) application references may file a patent infringement lawsuit after receiving notice of the paragraph IV certification. Filing of a patent infringement lawsuit against the filer of the 505(b)(2) applicant within 45 days of the patent owner’s receipt of notice triggers a one-time, automatic, 30-month stay of the FDA’s ability to approve the 505(b)(2) NDA, unless the patent litigation is resolved in the favor of the paragraph IV filer or the patent expires before that time. Although we do not currently anticipate being required to file any paragraph IV certifications in connection with our four lead product candidates, if additional patents are listed in the Orange Book, or if in the future we pursue a 505(b)(2) application which does require a paragraph IV certification, we may invest a significant amount of time and expense in the development of one or more product candidates only to be subject to significant delay and patent litigation before such product candidates may be commercialized, if at all. In addition, a 505(b)(2) application will not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, or NCE, for the listed drug has expired. The FDA may also require us to perform one or more additional clinical studies or measurements to support the change from the listed drug, which could be time-consuming and could substantially delay our achievement of regulatory approvals for such product candidates. The FDA may also reject our future 505(b)(2) submissions and require us to file such submissions under Section 505(b)(1) of the FDCA, which would require us to provide extensive data to establish safety and effectiveness of the drug for the proposed use and could cause delay and be considerably more expensive and time-consuming. These factors, among others, may limit our ability to successfully commercialize our product candidates.

Companies that produce listed drugs routinely bring litigation against ANDA or 505(b)(2) applicants that seek regulatory approval to manufacture and market generic and reformulated forms of their branded products. These companies often allege patent infringement or other violations of intellectual property rights as the basis for filing suit against an ANDA or 505(b)(2) applicant. In addition, patent holders may bring patent infringement suits against companies that are currently marketing and selling their approved generic or reformulated products.

Litigation to enforce or defend intellectual property rights is often complex and often involves significant expense and could delay or prevent introduction or sale of our products or product candidates. If patents are held to be valid and infringed by our products or product candidates in a particular jurisdiction, we would, unless we could obtain a license from the patent holder, be required to cease selling the relevant product in that jurisdiction and may need to relinquish or destroy existing stock in that jurisdiction. There may also be situations where we use our business judgment and decide to market and sell our approved products, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts, which is known as an “at-risk launch.” The risk involved in doing so can be substantial because the remedies available to the owner of a patent for infringement may include,

Risk factors

among other things, damages measured by the profits lost by the patent owner and not necessarily by the profits earned by the infringer. In the case of willful infringement, the definition of which is subjective, such damages may be increased up to three times. An adverse decision in any patent litigation could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our common stock to decline.

We may not obtain the anticipated benefits of the orphan drug designation granted on product candidates.

As part of our development strategy, we sought and were granted orphan drug designation under the Orphan Drug Act for three of our product candidates. Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biological product intended to treat a “rare disease or condition,” which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. The FDA has granted orphan drug designation for two of our four active pipeline products, SC411 targeting sickle cell disease, and SC403 targeting SBS, and for one of our early-stage product candidates. Orphan drug designation neither shortens the development time or regulatory review time of a drug, nor gives the drug any advantage in the regulatory review or approval process.

The FDA may grant orphan drug designation to multiple drugs in development which target the same rare disease or condition. The first company to obtain FDA approval for a designated orphan drug for a given rare disease receives marketing exclusivity for use of that drug for the stated condition for a period of seven years. Consequently, our orphan drug designation will not provide us with any marketing exclusivity if another company obtains marketing approval for any particular orphan indication prior to our product candidate obtaining marketing approval. In such case, we could also be potentially blocked from approval until the first product’s orphan drug exclusive marketing period expires. Moreover, even if we obtain orphan drug exclusive marketing rights for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Furthermore, after an orphan drug is approved, the FDA can subsequently approve another drug containing the same active moiety for the same orphan condition if the FDA concludes that the later drug is safer, more effective or makes a major contribution to patient care. Finally, orphan drug exclusive marketing rights may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug.

We do not own or license rights to any issued patents for any of our commercialized products or our product candidates at this time. Our pending patent applications may not result in patents being issued that protect our products or product candidates, in whole or in part. Because the extent and scope of patent protection for each of our products and product candidates will be uncertain until a patent related to the product or product candidate is issued, if at all, orphan drug designation and subsequent marketing exclusivity upon approval is especially important for those of our product candidates that have been designated orphan drugs. If we do not obtain orphan drug marketing exclusivity for our product candidates that do not have patent protection, our competitors may then sell a drug containing the same active moiety to treat the same condition and our revenues will be reduced.

In response to a recent court decision regarding the plain meaning of the exclusivity provision of the Orphan Drug Act, the FDA may undertake a reevaluation of aspects of its orphan drug regulations and policies. We do not know if, when, or how the FDA may change the orphan drug regulations and policies, and it is uncertain how any changes might affect our business. Depending on what changes the FDA may make to its orphan drug regulations and policies, our business could be harmed.

The fast track designation for our product candidates, if obtained, may not lead to a faster review process and a delay in the review process or in the approval of our

Risk factors

products will delay revenue from the sale of the products and will increase the capital necessary to fund these product development programs.

We have not submitted to the FDA any requests for fast track designation. If we do, then even if we receive orphan drug designation from the FDA, our product candidates may not qualify for the FDA fast track designation or priority review. Submitting an NDA and getting through the regulatory process to gain marketing approval is a lengthy process. Under fast track designation, the FDA may initiate review of sections of a fast track drug’s NDA before the application is complete. However, the FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted. Additionally, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process. Under the FDA policies, a product candidate is eligible for priority review, or review within a six-month time frame from the time a complete NDA is accepted for filing, if the product candidate provides a significant improvement compared to marketed drugs in the treatment, diagnosis or prevention of a disease. A product candidate with fast track designation would ordinarily meet the FDA’s criteria for priority review. However, there is no guarantee that we will obtain the fast track designation for our product candidates, or that it will lead to a faster review process. A delay in the review process or in the approval of our products will delay revenue from the sale of the products and will increase the capital necessary to fund these product development programs.

We may not have the sufficient financial resources or management attention to focus on developing our product candidates while managing our other products and services.

We have very limited financial and human resources. We have invested, and expect to continue to invest, a significant portion of our time and financial resources into the development of our product candidates. Developing pharmaceutical products, including conducting clinical studies and trials, is expensive and time-consuming. Our existing technologies and services activities and our manufacturing for third parties as well as our portfolio of currently marketed products may require dedication of our financial and managerial resources in a manner that could impede our ability to finance and focus on product candidates in our development pipeline, which would have an adverse effect on our business and results of operations.

In addition, we depend on the revenues from technologies and services activities, our manufacturing for third parties and our portfolio of currently marketed products to partially offset our overhead costs. If we dedicate resources away from the portions of our businesses that generate revenues, we may have less financial resources available to fund our research and development activities and product pipeline.

RISKS RELATED TO OUR BUSINESS AND OUR FINANCIAL CONDITION

We have incurred cumulative losses since our inception and we expect to incur losses for the foreseeable future and may never be profitable on a sustained basis.

We have experienced cumulative losses since our inception. All of our product candidates will require substantial additional development time and resources before we would be able to receive regulatory approvals, if any, implement our commercialization strategies and begin generating revenue from product sales. We may not generate significant revenue from sales of our product candidates in the near-term, if ever. We incurred net losses of $6.7 million and $1.0 million for the years ended December 31, 2014 and 2013, respectively, and approximately $364,000 for the six months ended June 30, 2015. We expect to incur losses for the foreseeable future.

Risk factors

We have devoted a significant portion of our financial resources to development of our product candidates and our ALT platform. To date, we have financed our operations with cash generated through our net product sales and technologies and services activities and issuance of preferred stock. The size of our future net losses will depend, in part, on the rate of future expenditures and our ability to generate revenues. To date, none of our product candidates have been commercialized, and if our product candidates are not successfully developed or commercialized, or if revenues are insufficient following marketing approval, we may not achieve profitability and our business may fail.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to fully predict the timing or amount of our expenses, but do expect to continue to incur substantial and increased expenses as we expand our development and research activities and product portfolio. As a result of the foregoing, we expect to incur increasing net losses and negative cash flows for the foreseeable future.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

As of June 30, 2015, there was approximately $1.0 million principal amount outstanding under our term loan. Our term loan is governed by a credit and security agreement, or Credit Agreement, that we entered into with Capital Bank, N.A., in August 2013. Our Credit Agreement contains various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

➢	incur additional indebtedness;

➢	create certain liens on our assets;

➢	engage in mergers, consolidations, liquidation or dispositions of our assets;

➢	make certain loans, advancements, guarantees or investments;

➢	pay dividends and distributions;

➢	repurchase capital stock;

➢	enter into certain transactions with affiliates;

➢	engage in sale and leaseback transactions; and

➢	engage in transactions that would result in a change of control of our company.

Our Credit Agreement previously required that we maintain certain debt-to-net worth and debt service coverage ratios. However, on August 7, 2015, we entered into an amendment to the Credit Agreement which deleted the debt service coverage ratio and replaced it with a covenant to retain deposits with our bank no less than two times the principal amount outstanding of loan(s) under the Credit Agreement and/or loan documents at all times. The debt-to-net worth ratio was not changed. Based upon the amendment to the Credit Agreement, as of August 7, 2015, the outstanding principal amount of loans under the Credit Agreement was $849,342 and our deposits in the bank equaled $6.8 million.

These covenants may limit our ability to finance our operations, product development initiatives and other strategic activities, and as a result, may have an adverse effect on our ability to grow and on our financial condition. A breach of any of these covenants could result in a default of the term loan and an acceleration of the maturity of the principal. The term loan is secured by substantially all our assets. Consequently, if we were unable to repay the loan upon acceleration, the lender could foreclose on this collateral. We received waivers from the lender with respect to our debt service coverage ratio as of

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December 31, 2014 and March 31, 2015 as we were not in compliance due to our losses in 2014. Based upon the amendment to the Credit Agreement, as of August 7, 2015, we were in compliance with each of our covenants under the Credit Agreement. If we are unable to comply with these covenants, or receive a waiver upon non-compliance, and the term loan were to be accelerated in 2015, we believe that we would have sufficient working capital to satisfy the amounts due, but we cannot provide assurance of the sufficiency thereof. Any failure to maintain sufficient working capital would have a material adverse effect on our business, financial condition and prospects.

If we are not able to maintain compliance with the financial covenants in our Credit Agreement, our lender could declare our debt obligations in default.

Our borrowings under our Credit Agreement are secured by substantially all of our assets. As amended, the Credit Agreement requires us to meet certain financial covenants on a consolidated basis, including (i) maintaining a total liabilities to tangible net worth ratio not to exceed 2.0 to 1.0, measured each fiscal quarter; (ii) maintaining a tangible net worth equal to at least $3.5 million, measured each fiscal quarter and (iii) retaining deposits with our bank no less than two times the principal amount outstanding of loan(s) under the Credit Agreement and/or loan documents at all times.

Due to our losses in 2014, as of each of December 31, 2014 and March 31, 2015 we were not in compliance with the debt service coverage ratio previously required by the Credit Agreement. On May 11, 2015, our lender provided us with a limited waiver of this event of default as of December 31, 2014 and on July 15, 2015, we obtained limited waivers of this event of default as of March 31, 2015. This noncompliance would have constituted an event of default under the Credit Agreement, but for the waivers that we received. In the event of default under the Credit Agreement, our lender may exercise certain remedies, including acceleration of our debt obligations and foreclosure on our assets pledged as collateral under the Credit Agreement. Each of these waivers was limited and therefore did not apply to any subsequent defaults by us relative to the financial covenants and did not constitute a waiver of default relative to any of our other obligations under the Credit Agreement. There was no consideration paid for any of the limited waivers. As a result of our non-compliance with this covenant, all amounts due under the Credit Agreement were classified as current in the December 31, 2014 and March 31, 2015 balance sheets. Consequently, as of each of December 31, 2014 and March 31, 2015, we classified $2.7 million and $1.0 million, respectively, as current.

On August 7, 2015, we entered into an amendment to the Credit Agreement which deleted the debt service coverage ratio and replaced it with a covenant to retain deposits with our bank equal to two times the principal amount outstanding of loan(s) under the Credit Agreement and/or loan documents at all times. The debt-to-net worth ratio was not changed. Based upon the amendment to the Credit Agreement, as of August 7, 2015, we were in compliance with each of our covenants of the Credit Agreement. As a result of the amendment, (i) the $615,792 due under the Credit Agreement which was not due within one year, was reclassified as long-term in the June 30, 2015 balance sheet and (ii) we were in compliance with all of the Credit Agreement covenants. While we believe we will continue to be in compliance with our covenants, we cannot guarantee such compliance. Any failure to comply with our covenants will have a material adverse effect on our financial condition.

Our customer base is highly concentrated, and a loss of any of our major customers would have an adverse effect on our business, financial condition and results of operations.

A significant part of our business is providing technologies and services to, and manufacturing products for, third-party pharmaceutical companies. However, this customer base is highly concentrated. A substantial portion of our technologies and services revenue is derived from two customers. For the year ended December 31, 2014, TherapeuticsMD, Inc. and Mylan, Inc. accounted for 79% and 16%,

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respectively, of our technologies and services revenue. In addition, sales of our commercial products are concentrated and comprise a large percentage of our accounts receivable. For the year ended December 31, 2014, 31%, 12%, 10% and 10% of our net product sales came from McKesson Corporation, AmerisourceBergen, Publix Super Markets, and Cypress Pharmaceuticals, Inc., respectively. As of December 31, 2014, McKesson Corporation and TherapeuticsMD, Inc. accounted for 33% and 24%, respectively, of accounts receivable. A reduction in, or loss of business with, any of these customers, or our failure to collect on our accounts receivable, would adversely affect our business, financial condition and results of operations.

A substantial portion of our net product sales revenue is derived from sales of a limited number of products, and a decrease in demand for these products would adversely affect our business and results of operations.

We currently have a limited number of commercialized products from which we derive a substantial portion of our product sales revenue. For the year ended December 31, 2014, our Ocean Blue® brand of omega-3 products accounted for 30% of our net product sales revenue and our prenatal vitamins and dental health products accounted for 56% of our net product sales revenue. A reduction in demand for these products or the loss of business with any significant customers would adversely affect our business and results of operations. For example, in the second half of 2014, two large retail chains notified us that they will remove certain of our over-the-counter line of Ocean Blue® omega-3 products from their shelves, but would continue carrying our behind-the-counter Ocean Blue® product. These retailers comprised approximately $466,000 of our over-the-counter net product sales for the year ended December 31, 2014 and approximately $569,000 for the six months ended June 30, 2015.

The sale of our products can be significantly influenced by market conditions. Actions that could be taken by our competitors, which may materially and adversely affect our business, results of operations and financial condition, may include pricing changes and entering or exiting the market for specific products, and we have no control over these actions.

During 2014, we identified a material weakness in our internal control over financial reporting that resulted in restatements of our prior consolidated financial statements. If we are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.

Our board of directors, in consultation with management, made the determination to restate our audited financial statements for the year ended December 31, 2013 and our unaudited financial statements for the first two quarters of 2014. The restatements followed our discovery of errors in the accounting for certain sales agreements with unilateral rights of return related to our over-the-counter products which were entered into with retailers during the year ended December 31, 2013. Revenues related to sales to those retailers were recognized upon delivery, consistent with the terms of most of our other product sales agreements, rather than upon sale to the ultimate customer consistent with the terms of such sales agreements with unilateral rights of return. Given the unilateral rights of return and our limited history for our over-the-counter product line, we were unable to reliably estimate expected returns at the time of delivery. In addition, an error in accounting for income taxes for other comprehensive income was discovered. We believe that those errors were due to a material weakness in our controls with respect to the preparation of our financial statements. We believe that this material weakness has been remediated by the retention of additional internal and external resources in our accounting department. If we are unable to maintain adequate internal controls over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected, investor confidence in the accuracy of our financial reports may be impacted or the market price of our common stock could be negatively impacted.

Risk factors

We may experience difficulties or delays in the development and commercialization of new products, which could have a negative impact on our business and results of operations.

Developing and commercializing new products includes inherent risks and uncertainties, such as:

➢	compounds or products may appear promising in development but fail to reach market within the expected or optimal time frame, or fail ever to reach market or be approved for product extensions or initial/additional indications, including due to efficacy or safety concerns, the delay or denial of regulatory approvals, delays or difficulties with producing products at a commercial scale or excessive costs to manufacture them;

➢	failure to enter into or successfully implement optimal alliances for the development or commercialization of new products;

➢	failure to maintain a consistent scope and variety of promising late-stage products;

➢	failure of one or more of our products to achieve or maintain commercial viability after we have invested significant resources and time into product development;

➢	changes in regulatory approval processes that may cause delays or denials of new product approvals;

➢	seizure or recalls of products or forced closing of our manufacturing facility;

➢	disruptions in supply chain continuity including from natural or man-made disasters at our facility or at a critical supplier, as well as our failure or the failure of any of our suppliers to comply with cGMPs and other applicable regulations or quality assurance guidelines that could lead to manufacturing shutdowns, product shortages and delays in product manufacturing;

➢	manufacturing and quality assurance/quality control issues, supply problems or governmental approval delays;

➢	failure of a sole source or single-source supplier to provide us with necessary raw materials, supplies or finished goods for an extended period of time;

➢	other manufacturing or distribution issues, including limits to manufacturing capacity due to regulatory requirements, and changes in the types of products produced;

➢	failure to qualify our products and product candidates, if approved, for reimbursement by third-party payors; and

➢	failure to maintain, or out-license to, a commercial organization that can effectively sell and market our products and product candidates, if approved.

The occurrence of one or any number of these risks and uncertainties could negatively impact our ability to develop and commercialize our existing commercialized products, products in our development pipeline, and products for third-party pharmaceutical companies, which may result in an adverse effect on our business and results of operations.

If we underestimate the required amount of labor and overhead costs when negotiating agreements with our customers and they refuse to pay for any additional expenses, our income from operations may be negatively impacted.

In our technologies and services arrangements, we typically enter into master development agreements with our third-party pharmaceutical company customers. These agreements govern our relationship with these customers by providing standardized terms and conditions and contemplate various formulation, development and manufacturing projects and services to be undertaken by us for these customers. These

Risk factors

projects take the form of statements of work, which are agreements we enter into with the customers. These statements of work describe the terms and pricing for the formulation, product development and manufacture of generic or proprietary pharmaceutical products. When negotiating these statements of work, we estimate in advance the number of hours and other labor and overhead costs we believe will be necessary to complete a project and agree to a fixed fee, based in part on these projections, for our services as set forth in the statements of work. We are typically paid in installments of the total fixed fee upon the completion of certain milestones pursuant to the payment schedules set forth in the statements of work, or in monthly payments based on a fixed number of hours per month. If we underestimate the amount of labor and overhead costs required to complete each project, we would typically issue to the customer an additional statement of work covering the additional expenses we incurred in the project. In some cases, however, we are not able to bill the customer for these excess hours. If a customer was to dispute or refuse to pay these additional expenses, or by the terms of a statement of work we were unable to bill the customer for such expenses, the result would have an adverse effect on our results of operations.

Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our products.

The design, testing, development, manufacture, and marketing of our product candidates, as well as our currently marketed products, involve an inherent risk of exposure to product liability claims and related adverse publicity. For example, we may be sued if any product we develop or currently market allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing, or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our existing products and product candidates. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, product liability claims may result in any of the following:

➢	inability to commercialize our products and product candidates;

➢	difficulty recruiting subjects for clinical trials or withdrawal of subjects before a trial is completed;

➢	labeling, marketing, or promotional restrictions;

➢	product recalls or withdrawals;

➢	decreased demand for our products or products that we may develop in the future;

➢	loss of revenue;

➢	injury to our reputation;

➢	initiation of investigations by regulators;

➢	costs to defend the related litigation;

➢	a diversion of management’s time and our resources;

➢	exhaustion of any available insurance and our capital resources; and

➢	a decline in our stock price.

In addition, we develop, formulate, manufacture and sell products to third-party pharmaceutical company customers who, in turn, resell the products in our end use markets. If a person were to bring a product liability suit against one of our customers, this customer may attempt to seek contribution from

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us. A person may also bring a product liability claim directly against us. While we endeavor to protect ourselves from such claims and exposures in our contractual negotiations, we cannot assure you that our efforts will ultimately protect us from any such claims.

We maintain general liability insurance of up to $5.0 million in the aggregate and excess liability of up to an additional $5.0 million in the aggregate; however, this insurance may not fully cover potential liabilities. The cost of any product liability litigation or other proceeding, even if resolved in our favor, could be substantial. In addition, our inability to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the development and commercial production and sale of our products, which could adversely affect our business, financial condition, results of operations and prospects.

The continuing trend towards consolidation of certain customer groups could result in declines in the sales volume and prices of our products, and increased fees charged by customers, each of which would have an adverse effect on our results of operations.

A significant amount of our net product sales is to a relatively small number of drug wholesalers and national and regional retail chain pharmacies. These customers represent an integral part of the distribution chain of our pharmaceutical products. Drug wholesalers and retail chain pharmacies have undergone, and are continuing to undergo, significant consolidation. This consolidation may result in these groups gaining additional purchasing leverage and, consequently, increasing the product pricing pressures facing our business. Additionally, the emergence of large buying groups representing independent retail pharmacies and the prevalence and influence of managed care organizations and similar institutions potentially enable those groups to attempt to extract price discounts on our products. The occurrence of any of the above risks could adversely affect our results of operations.

If our currently marketed products fail to achieve certain target sales numbers, our retail customers may, in their sole discretion, decide to discontinue the sale of our products, which could have an adverse impact on our results of operations.

Our ability to sell our currently marketed products in quantities sufficient to sustain our operations and achieve profitability will depend upon our retail customers agreeing to stock our products. Many retail pharmacies make annual decisions as to which products they will sell. They primarily base their decisions on whether a product is performing against its target sales numbers. If any of our products underperforms and fails to reach its target sales numbers, a retail pharmacy may decide to discontinue the sale of our product or products. In the second half of 2014, two large retail chains notified us that they will remove certain of our over-the-counter line of Ocean Blue® omega-3 products from their shelves, but will continue carrying our behind-the-counter Ocean Blue® product. These retailers comprised approximately $466,000 of our over-the-counter net product sales for the year ended December 31, 2014 and approximately $569,000 for the six months ended June 30, 2015.

Our future sales of products could also be affected by information released about real or perceived side effects or uncertainty regarding efficacy of omega-3 fatty acids and, in some cases, could result in product withdrawal or recall. If a retailer removes one of our products from its shelves or our products are withdrawn or recalled, our sales and revenue will be negatively affected, which could have an adverse effect on our results of operations.

Risk factors

Our future results of operations are subject to fluctuations in the costs, availability, and suitability of the components of the products we manufacture, including active pharmaceutical ingredients, purchased components, compounds and raw materials.

We depend on various active pharmaceutical ingredients, components, compounds and raw materials supplied primarily by others for our product offerings, including fish oil. Also, our customers frequently negotiate and contract for the supply of their active pharmaceutical or biologic ingredient for formulation or incorporation in the finished product which we develop and manufacture. We endeavor to geographically diversify our suppliers of raw materials, such as fish oil, for our product offerings and participate with our customers in the qualification process for all suppliers of active pharmaceutical ingredients for the products we develop and manufacture for them; however, it is possible that any of our or our customers’ supplier relationships could be interrupted due to circumstances beyond our control, such as natural disasters, international supply disruptions caused by pandemics, geopolitical issues or other events or could be terminated in the future.

Any sustained interruption in our receipt of adequate supplies, whether based on our or our customers’ supplier relationships, could have an adverse effect on our business and our results of operations. In addition, while we have processes intended to reduce volatility in component and material pricing, we may not be able to successfully manage price fluctuations and future price fluctuations or shortages may have an adverse effect on our results of operations. In addition, our suppliers or our customers’ suppliers may determine to terminate their contracts or relationships with us or our customers. We and our customers may be unable to enter into new supply arrangements on favorable terms or at all.

Our current business and our ability to commercialize our product candidates is dependent on our ability to obtain a consistent quality and volume of omega-3 fatty acids from fish oil.

We rely on our third-party suppliers for fish oil, which is a necessary ingredient of our products and product candidates. These suppliers may not sell us these raw materials at the times we need them or on commercially reasonable terms. Although we believe that there are several potential alternative suppliers who could meet our fish oil requirements, we may incur added costs and delays in identifying and qualifying any such replacement. In addition, many of these suppliers are located in foreign countries, including China and South Korea. We may have difficulty in obtaining fish oil from international markets due, for example, to regulatory barriers, the necessity of adapting to new regulatory systems and problems related to different cultural biases and political systems and strict adherence to all anti-corruption laws including the United States Foreign Corrupt Practices Act. Foreign fish oil purchases expose us to a number of risks including unexpected changes in regulatory requirements, possible difficulties in enforcing agreements, longer shipping lead-times, inefficient port operations, difficulties obtaining import licenses, the imposition of withholding or other taxes, economic or political instability, embargoes, military hostilities or exchange controls.

In addition, we require a consistent supply of fish oil in sufficient quantities and at required levels of purity. Fish oil is a natural resource, the supply of which may be subject to fluctuations due to natural conditions relating to fish biology or environmental conditions. Fish oil yields may be influenced by multiple factors, including but not limited to, fish diet, weather, water temperature, fish population and age of fish, but such possible relationships and interrelationships are not generally well understood. Should downward fluctuations in fish oil supply occur, we may not be able to obtain fish oil in sufficient quantities and at the required levels of purity to meet the increased production demands of commercial-scale manufacturing of our product candidates, if approved. Any significant delay or decrease in the supply or quality of fish oil could considerably delay or impair the production of our products and product candidates, which could have a material adverse effect on our business.

Risk factors

We rely on the significant experience and specialized expertise of our Chief Executive Officer and other members of our senior management and scientific team, and we need to hire and retain additional qualified scientists and other highly skilled personnel to maintain and grow our business.

Our ability to be successful in the highly competitive biotechnology and pharmaceutical industries depends in large part upon our ability to attract and retain highly qualified managerial, scientific, medical, sales and other personnel. Our performance is substantially dependent on the research and development and business development expertise of Dr Frederick Sancilio, our President and Chief Executive Officer, and on the continued services and performance of our senior management and scientific team, who have extensive experience and specialized expertise in our business. Dr Sancilio has over 35 years of experience in the pharmaceutical research, development, manufacturing and distribution industries. Our Executive Vice President, Marc Wolff, has over 16 years of experience in our industry, serving in global finance leadership roles. Our Vice President of Research and Development, Dr Thorsteinn Thorsteinsson, is highly experienced in specialized soft gelatin capsule manufacturing methods and has over 20 years of experience in our industry.

The loss of the services of Dr Sancilio, Mr Wolff or Dr Thorsteinsson, or the increased demands placed on our key executives and personnel by our continued growth, could adversely affect our financial performance and our ability to execute our strategies. Our continued success also depends on our ability to attract and retain qualified team members to meet our future growth needs. We may not be able to attract and retain necessary team members to operate our business.

In addition, our future success depends on our ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial and research personnel in all areas within our organization. We plan to continue to grow our business and will need to hire additional personnel to support this growth. We believe that there are only a limited number of individuals with the requisite skills to serve in many of our key positions, and we compete for key personnel with other pharmaceutical companies, as well as universities and research institutions. It is often difficult to hire and retain these persons, and we may be unable to timely replace key persons if they leave or be unable to fill new positions requiring key persons with appropriate experience. If we fail to attract, integrate and retain the necessary personnel, our ability to maintain and grow our business could suffer significantly.

Adverse outcomes in legal matters could negatively affect our business, results of operations and financial condition.

Current or future lawsuits, claims, proceedings and government investigations could preclude or delay the commercialization of our products or could adversely affect our operations, profitability, liquidity or financial condition, after any possible insurance recoveries, where available. We could experience adverse outcomes concerning: (i) intellectual property disputes; (ii) litigation, including product liability and commercial cases; (iii) antibribery regulations such as the US Foreign Corrupt Practices Act; (iv) recalls or withdrawals of pharmaceutical products or forced closings of manufacturing plants; (v) product pricing and promotional matters; (vi) environmental, health and safety matters; (vii) disputes with our customers, suppliers or other third parties with whom we have contractual relationships or other arrangements; (viii) employment-related disputes; and (ix) tax liabilities. If we are not successful in defending against lawsuits that may arise, or even if we are successful but our reputation is nevertheless impacted, our business, results of operation and financial condition could be negatively affected.

Risk factors

Our business may be adversely affected by unfavorable publicity or lack of consumer acceptance.

We are highly dependent upon consumer acceptance of the safety and quality of our currently marketed products and—if and when we obtain marketing approval—our product candidates. Consumer acceptance of a product can be significantly influenced by scientific research or findings, national media attention and other publicity about product use. A product may be received favorably, resulting in high sales associated with that product that may not be sustainable as consumer preferences change.

Future scientific research or publicity could be unfavorable to our industry or any of our particular products and may not be consistent with earlier favorable research or publicity. A future research report or publicity that is perceived by our consumers as less than favorable or that may question earlier favorable research or publicity could have a material adverse effect on our ability to generate revenue. Adverse publicity in the form of published scientific research, statements by regulatory authorities or otherwise, whether or not accurate, that associates consumption of our product or any other similar product with illness or other adverse effects, or that questions the benefits of our product or a similar product, or that claims that such products do not have the effect intended, could have a material adverse effect on our business, reputation, financial condition or results of operations.

We will need to significantly increase the size of our organization, and we may experience difficulties in managing growth, which could disrupt our operations.

We will need to substantially expand our managerial, commercial, financial, legal, regulatory, compliance, manufacturing and other personnel resources to manage our operations, manufacture our products and prepare for the commercialization of our product candidates. This may include, but is not limited to, hiring a new chief legal officer, expanding the team in charge of anti-corruption and economic sanctions, specifically in relation to contracts we may enter into with third parties in China and India, expanding the environmental, health and safety function, and eventually, increasing the size of our regulatory team to handle FDA issues.

Our need to effectively manage our operations, growth and various projects requires that we:

➢	establish appropriate systems, policies and infrastructure to support our operations;

➢	hire a sufficient number of qualified employees to support our production capabilities and our contract research and development services; and

➢	continue to improve our operational, financial and management controls, reporting systems and procedures.

We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our development and commercialization goals. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

We may acquire other assets or businesses, or form collaborations or make investments in other companies or technologies, which could harm our operating results, dilute our stockholders’ ownership, increase our debt or cause us to incur significant expense.

As part of our business strategy, we may pursue acquisitions of assets, including preclinical, clinical or commercial stage products or product candidates, or businesses, or strategic alliances and collaborations, to expand our existing product portfolio and operations. We may not identify or complete these transactions in a timely manner, on a cost-effective basis, or at all, and we may not realize the anticipated

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benefits of any such transaction, any of which could have a detrimental effect on our financial condition, results of operations and cash flows. We have no experience with acquiring other companies, and limited experience with forming strategic alliances and collaborations and acquiring products or product candidates. We may not be able to find suitable acquisition candidates, and if we make any acquisitions, we may not be able to integrate these acquisitions successfully into our existing business and we may incur additional debt or assume unknown or contingent liabilities in connection therewith. Integration of an acquired company or assets may also disrupt ongoing operations, and require the hiring of additional personnel and the implementation of additional internal systems and infrastructure, especially the acquisition of commercial assets, and require management resources that would otherwise focus on developing our existing business. We may not be able to find suitable strategic alliance or collaboration partners or identify other investment opportunities, and we may experience losses related to any such investments.

To finance any acquisitions or collaborations, we may choose to issue debt or shares of our common stock as consideration. Any such issuance of shares would dilute the ownership of our existing stockholders. If the price of our common stock is low or volatile, we may not be able to acquire other assets or companies or fund a transaction using our stock as consideration. Alternatively, it may be necessary for us to raise additional funds for acquisitions through public or private financings. Additional funds may not be available on terms that are favorable to us, or at all.

Our business is geographically concentrated and if a catastrophic event, such as a hurricane, were to impact our facilities, our business may be disrupted which could result in serious harm to our business, results of operations and financial condition.

The buildings containing our manufacturing operations, laboratory space, warehouse and corporate headquarters are all located in close proximity in Riviera Beach, Florida, a coastal south Florida city located in a region known for and susceptible to damage caused by hurricane activity. We conduct all of our technologies and services and our manufacturing activities in this facility and there are no backup facilities for any of these operations. If a hurricane or other natural disaster were to impact our facilities, we may be unable to manufacture our products or provide development or manufacturing services to our customers, which would have a serious disruptive impact on our business and a material adverse effect on our results of operations and financial condition. While we carry business interruption and personal property insurance, such insurance may not be adequate to compensate us for losses from any damage or interruption of our business operations resulting from a hurricane or other catastrophic event.

RISKS RELATED TO COMMERCIALIZATION OF OUR PRODUCTS AND PRODUCT CANDIDATES

Our commercial success depends upon attaining significant market acceptance of our products and product candidates, if approved, among physicians, dentists, nurses, pharmacists, patients and the medical community.

Our success depends on the commercialization of our products and product candidates. Our current commercialized products are OTC and behind-the-counter lines of highly concentrated omega-3 fatty acid dietary supplements designed to support cardiovascular and metabolic health under our brand Ocean Blue®, and branded and co-branded dietary supplements in the dental and women’s health markets.

In addition, we are seeking to advance multiple drug product candidates through the research and clinical development process, and ultimately, seek regulatory approval for our product candidates. Even if we obtain such approval and launch commercial sales of any of our product candidates, the product

Risk factors

candidates may not gain market acceptance among physicians, nurses, pharmacists, patients, the medical community or third-party payors, which is critical to commercial success. Market acceptance of our current products and any product candidate for which we receive approval depends on a number of factors, including:

➢	the timing of market introduction of the product as well as competitive products;

➢	the clinical indications for which the product is approved;

➢	the convenience and ease of administration to patients of the product;

➢	the potential and perceived advantages of such product over alternative treatments;

➢	the cost of treatment in relation to alternative treatments;

➢	the availability of coverage and adequate reimbursement and pricing by third-party payors and government authorities;

➢	relative convenience and ease of administration;

➢	any negative publicity related to our or our competitors’ products that include the same active ingredients;

➢	the prevalence and severity of adverse side effects, including limitations or warnings contained in a product’s FDA-approved labeling; and

➢	the effectiveness of sales and marketing efforts.

Even if a potential product displays a favorable efficacy and safety profile in initial clinical studies and trials, market acceptance of the product candidate will not be known until after it is approved and launched. In addition, even if our products or product candidates achieve an adequate level of acceptance by physicians, dentists, nurses, pharmacists and the medical community, they may recommend that patients purchase non-prescription versions of our products instead of our prescription versions, which would negatively affect our ability to generate significant revenues. If our products or product candidates, if approved, fail to achieve an adequate level of acceptance by physicians, dentists, nurses, pharmacists, patients and the medical community, we will be unable to generate significant revenues, and this may have a material impact on our business and operations.

Our product candidates are formulations of lipophilic APIs and the failure to gain, or a decline in, market acceptance by physicians and patients for this API as an effective treatment for the targeted indication will adversely impact demand for our product candidates, if approved.

Our products and product candidates are based on formulations of lipophilic APIs. While the lipophilic API contained in SC401 is the same as that contained in Lovaza, which has been accepted by physicians, patients and third-party insurers for the treatment of severe hypertriglyceridemia, the formulation of SC401 contemplates reduced dosage. If we are unable to gain market acceptance by physicians, patients and third-party insurers for this new formulation it will adversely affect our growth prospects. With respect to SC403, SC411 and SC410, there are currently no available drugs to treat the targeted indications that include the lipophilic APIs contained in the formulations of our product candidates. Consequently, our ability to successfully commercialize these products, once approved, will depend on our ability to achieve acceptance by physicians, patients and third-party insurers for the treatment of the diseases and disorders for which they are indicated. Furthermore, clinical trials and nonclinical studies performed by research organizations and other independent third parties on the same lipophilic API, even though not with the same formulation, may yield negative results regarding the effectiveness and could have a negative impact on consumer perception and market acceptance of our products. This would adversely impact demand for our product candidates, if approved.

Risk factors

If our product candidates formulated using our proprietary ALT platform do not gain acceptance by physicians and patients, we will not be able to successfully commercialize our products and product candidates.

Our ALT platform is designed to enhance the bioavailability, reduce the food effect and improve product efficacy of lipids and lipophilic APIs. Our business ultimately depends on patient and physician acceptance that our ALT platform achieves the pharmacological effects that we believe and that the lipophilic APIs included in our product candidates are superior to the lipophilic APIs otherwise available on the market. Physicians will prescribe our products and product candidates only if they determine, based on experience, clinical data, side effect profiles or other factors, that our products are more appropriate for managing the particular disease or disorder. Physicians may refuse to prescribe products incorporating our drug delivery technologies if they believe that the active ingredient is better administered to a patient using alternative drug delivery technologies, that the time required to explain use of the technologies to the patient would not be offset by advantages, or they believe that the delivery method would result in patient noncompliance. Similarly, patients could be reluctant to move to our ALT platform particularly if they are satisfied with their current drug regimen. If physicians and patients do not accept our ALT platform as a more appropriate method for treating the disease or disorder our products are designed to treat, we will not be able to successfully commercialize our products.

Our industry and the market we compete in are highly competitive and our failure to compete effectively could adversely affect our sales and growth prospects.

The pharmaceutical products industry and, in particular, the emerging field of lipidomics is subject to rapid and intense technological change. In addition, competition in our industry in general is intense among manufacturers of nutritional, non-prescription, and prescription pharmaceuticals. We face, and will continue to face, competition from pharmaceutical, biopharmaceutical, biotechnology and dietary supplement companies developing similar products and technologies, as well as numerous academic and research institutions, governmental agencies and private organizations engaged in drug funding or research and discovery activities. Many of these competitors have substantially greater name recognition, commercial infrastructures and financial, technical and personal resources than we have.

Potential competitors to SC401 and other lipid-based product candidates we develop through our ALT platform include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies and specialized cardiovascular treatment companies. These companies include GlaxoSmithKline plc, which currently markets Lovaza, a prescription omega-3 fatty acid indicated for patients with severe hypertriglyceridemia; AstraZeneca/Omthera Pharmaceuticals, which currently markets Epanova, a prescription omega-3 fatty acid indicated for patients with high triglycerides and severe hypertriglyceridemia; Abbott Laboratories, which currently markets Lipanthyl (a fibrate) outside the United States for the treatment of high triglycerides and severe hypertriglyceridemia; AbbVie, Inc., which currently markets Tricor and Trilipix for the treatment of severe hypertriglyceridemia and mixed dyslipidemia and Niaspan, which is primarily used to raise HDL-C, but is also used to lower triglycerides; and Trygg Pharma AS, which gained FDA approval in April 2014 for Omtryg, a prescription omega-3 acid ethyl ester indicated for the treatment of high triglycerides and severe hypertriglyceridemia. In April 2014 and June 2014, Teva Pharmaceutical Industries Ltd., and Par Pharmaceuticals, Inc., respectively, obtained FDA approval to market generic versions of Lovaza in the United States. Other companies are also seeking to introduce generic versions of Lovaza.

Other companies are also developing products that, if approved, will compete directly with SC401 and some of our other product candidates. These companies, which are in the various stages of clinical development for the development of omega-3 prescription therapies indicated for the treatment of high

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triglycerides, include Acasti Pharma Inc., a subsidiary of Neptune Technologies and Bioressources Inc. (Phase II); Catabasis Pharmaceuticals, Inc. (Phase II); and Resolvyx Pharmaceuticals, Inc. (Phase I).

Other forms of competition may include (i) new products developed by competitors that have lower prices, real or perceived superior effectiveness or safety, or that are otherwise competitive with our products, including generic versions of our lines of Ocean Blue® products and other branded and co-branded products; (ii) technological advances and patents attained by our competitors; (iii) clinical study results from our product candidates or a competitor’s products; and (iv) business combinations among our competitors and major customers. We could also experience limited or no market access due to real or perceived differences in value propositions for our products compared with competitors. We may not be able to compete effectively, and any of the factors listed above may cause price reductions, reduced margins and losses of our market share.

Many of our competitors have substantially greater financial, product development, marketing, personnel and other resources than we do, such as larger research and development staff and experienced marketing and manufacturing organizations. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval more rapidly than we are able and may be more effective in selling and marketing their products as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis drug products or drug delivery technologies that are more effective or less costly than any product candidate that we are currently developing or that we may develop. In addition, our competitors may file citizens’ petitions with the FDA in an attempt to persuade the FDA that our products, or the clinical studies that support their approval, contain deficiencies or are otherwise ineligible for approval. Such actions by our competitors could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2).

We believe that our ability to successfully compete will depend on, among other things:

➢	the efficacy and safety of our products and product candidates, including as relative to marketed products and product candidates in development by third parties;

➢	the time it takes for our product candidates to complete clinical development and receive marketing approval;

➢	the ability to maintain a good relationship with regulatory authorities;

➢	the ability to commercialize and market any of our product candidates that receive regulatory approval;

➢	the price of our products, including in comparison to our competitors;

➢	whether coverage and adequate levels of reimbursement are available under private and governmental health insurance plans, including Medicare;

➢	the ability to obtain, maintain and enforce intellectual property rights related to our products and product candidates;

➢	the ability to manufacture on a cost-effective basis and sell commercial quantities of our products and product candidates that receive regulatory approval; and

➢	acceptance of any of our products and product candidates that receive regulatory approval by physicians, dentists and other healthcare providers.

Risk factors

If our competitors market products that are more effective, safer or less expensive than our product candidates, if any, or that reach the market sooner than our product candidates, if any, we may enter the market too late in the cycle and may not achieve commercial success.

We may not be able to successfully scale up manufacturing for our customers’ product candidates which could adversely affect our relationship with our customers and harm our reputation.

Although we currently manufacture a commercial line of dietary supplements and provide manufacturing of clinical batches to our customers, we are in the process of scaling up to meet increased production demand due to expected commercialization of our customers’ product candidates and, to the extent that our product candidates receive FDA approval, our proprietary products. We may not be able to successfully increase our manufacturing capacity to commercially manufacture such product candidates in a timely or cost-effective manner or at all. Pharmaceutical companies often encounter difficulties in scaling up production of products beyond clinical batches. These problems include manufacturing difficulties relating to production costs and yields, quality control, including stability of the product and quality assurance testing, shortages of qualified personnel, cost of additional equipment and materials, as well as compliance with federal, state and foreign regulations. Furthermore, as all our manufacturing facilities and warehouse are located in one location, we do not have any back-up or alternative locations to use to resolve any of these scaling-up issues. If we are unable to successfully scale up manufacturing of any of our customers’ product candidates or our product candidates in sufficient quality and quantity, the development of such product candidates and regulatory approval or commercial launch for any resulting products may be delayed or there may be a shortage in supply, which could result in the loss of business and harm to our reputation.

Because the target patient populations for some of our product candidates is small, we will have to achieve significant market share and obtain high per-patient prices for our product candidates, if approved, to achieve profitability.

Our clinical development of SC403 and SC411 targets rare diseases, which are diseases that affect a small percentage of the population and, accordingly, have small patient populations. We have obtained orphan drug designation for SC403 for the treatment of SBS and SC411 for the treatment of SCD. If we are successful in developing any of those product candidates and receiving regulatory approval to market one or more of these product candidates for an orphan disease with a small patient population, the per-patient prices at which we could sell the product for these indications will likely be relatively high in order for us to recover our development costs and achieve profitability. Consequently, our failure to achieve significant market share and obtain high per-patient prices for our product candidates could have a material adverse effect on our financial condition and results of operations.

Risk factors

We have limited selling, marketing and distributing capabilities. We will need to establish sales and marketing capabilities or enter into agreements with third parties to market and sell some of our product candidates if and when they obtain regulatory approval.

We currently have limited sales, marketing and distribution capabilities established for our commercialized products. Our anticipated commercialization strategy of our product portfolio depends on the product candidate. Our goal is to retain significant control over the commercialization of our product candidates which are approved for an orphan drug designation. Because orphan drug candidates target the treatment of rare diseases, the additional staff needed for the sales, marketing and distribution of those product candidates is less than that required for drugs to treat more common conditions due to the small patient markets.

We currently have sales, marketing and distribution capabilities established for our other commercialized products. If and when SC403 and SC411 are approved by the FDA for commercialization, we will expand our capabilities to sell into the approved product’s specific therapeutic category.

For each of SC401 and SC410, we intend to out-license the commercial rights for the product, if approved, while retaining control over the manufacturing and development process, but we may be unable to enter into marketing agreements on favorable terms, if at all. We have not entered into an agreement with any partner for commercialization of any of our product candidates. If we fail to reach an agreement with any such commercialization partner or upon reaching such an agreement such partner fails to sell a sufficient volume of our products or commit sufficient resources to commercialize our products, then our business, financial condition and results of operations may be adversely affected and we may be unable to compete successfully against more-established companies or successfully commercialize any of our product candidates.

If we do not obtain and maintain adequate levels of coverage and reimbursement for our products or product candidates from third-party payors, if approved, the commercial success of our products or product candidates may be severely hindered.

Successful sales and market acceptance of our products and any other approved product candidates depend on the availability of adequate coverage and reimbursement from third-party payors. Patients who are prescribed medications for the treatment of their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid, and commercial payors is critical to new product acceptance. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more-established or lower-cost therapeutic alternatives are already available or subsequently become available. Assuming we obtain coverage for a given product, the resulting reimbursement payment rates might not be adequate or may require co-payments that patients find unacceptably high. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products.

In addition, the market for our product candidates will depend significantly on access to third-party payors’ drug formularies, or lists of medications for which third-party payors provide coverage and

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reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payors may refuse to include a particular branded drug in their formularies or otherwise restrict patient access through formulary controls or otherwise to a branded drug when a less costly generic equivalent or other alternative is available.

Third-party payors, whether foreign or domestic, governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in the United States, no uniform policy requirement for coverage and reimbursement for drug products exists among third-party payors. Therefore, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Further, we believe that future coverage and reimbursement will likely be subject to increased restrictions both in the United States and in international markets. Third party coverage and reimbursement for our product candidates for which we may receive regulatory approval may not be available or adequate in either the United States or international markets, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

Recently enacted and future legislation may increase the difficulty and cost for us to commercialize our product candidates and affect the prices we may obtain.

The United States and some foreign jurisdictions are considering, or have enacted, a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products and our product candidates, if approved, profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. In March 2010, the Affordable Care Act was enacted, which includes measures that have changed or will significantly change the way healthcare is financed by both governmental and private insurers.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, in January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The full impact of these new laws, as well as laws and other reform measures that may be proposed and adopted in the future, remains uncertain, but may result in additional reductions in Medicare and other healthcare funding and other changes to our business, which could have a material adverse effect on our customers and, accordingly, our financial operations.

Our policies regarding returns, discounts, allowances and chargebacks, and marketing programs adopted by retail pharmacy chains and wholesalers may reduce our revenue in the future.

Consistent with industry practices, we maintain a return policy that allows customers to return products within a specified period prior to and subsequent to the expiration date of the product and in the event of certain circumstances, such as a product recall. Generally, a product may be returned for a period beginning six months prior to its expiration date up to one year after its expiration date. We also provide

Risk factors

shelf stock allowances which are credits issued to reflect changes in the selling price of a product and are based upon consideration of a variety of factors, including actual return and historical experience by product type. Therefore, if new competitors enter the marketplace and significantly lower the prices of any of their competing products, we may reduce the price of our product, which would have a negative impact on our product sales revenue.

Certain of our OTC products are sold under sales agreements which provide for unilateral rights of return. Given the limited history of our OTC products, we currently cannot reliably estimate expected returns at time of shipment. Accordingly, for sales to these retailers, we defer recognition of revenue and continue to record the products as inventory until the product is sold to the ultimate customer.

In addition, we provide chargeback credits to wholesalers for any difference between the contracted price with an indirect customer and the wholesaler’s invoice price. Although we establish reserves based on our prior experience and our best estimates of the impact that these policies may have in subsequent periods, we cannot ensure that our reserves are adequate or that actual product returns, allowances and chargebacks will not exceed our estimates, which could have a material adverse effect on our business, financial condition, results of operations and the market price of our stock.

We may experience product recalls, withdrawals or seizures which could reduce our sales and adversely affect our results of operations.

Our current commercialized products include our OTC and behind-the-counter lines of Ocean Blue® omega-3 dietary supplements and branded and co-branded dietary supplements in the dental and women’s health markets. These products and our product candidates, if approved and commercialized, may be subject to recalls, withdrawals or seizures if any of the products we sell is believed to cause injury or illness, or if we are alleged to have violated governmental regulations in the labeling, promotion, sale or distribution of those products. A significant recall, withdrawal or seizure of any of the products we sell may require significant management attention, would likely result in substantial and unexpected costs and may adversely affect our business, financial condition or results of operations. Furthermore, a recall, withdrawal or seizure of any of our products may adversely affect consumer confidence in our brands and thus decrease consumer demand for our products. In addition, the failure of those products to comply with applicable regulatory and legislative requirements could prevent us from marketing the products or require us to recall or remove such products from the market, which in certain cases could materially and adversely affect our business, financial condition and results of operations.

RISKS RELATED TO REGULATORY MATTERS

The FDA approval process is time-consuming and expensive and we may not obtain FDA approval required to commercialize our product candidates.

The development, testing, manufacturing and approval of our product candidates are subject to extensive federal, state and local regulation in the United States and other countries. Satisfaction of all regulatory requirements typically takes years, is dependent upon the type, complexity and novelty of the product candidate, and requires the expenditure of substantial resources for research, development and testing. Substantially all of our operations are subject to compliance with FDA regulations. Failure to adhere to applicable FDA regulations by us or our licensees, if any, would have a material adverse effect on our operations and financial condition.

We may encounter delays or rejections during any stage of the regulatory review and approval process based upon the failure of clinical or laboratory data to demonstrate compliance with, or upon the failure

Risk factors

of the product candidates to meet, the FDA’s requirements for safety, efficacy and quality; and those requirements may become more stringent due to changes in regulatory agency policy or the adoption of new regulations.

In addition, the FDA may delay, limit or deny approval of a product candidate for many reasons, including: disagreement with the design or implementation of our clinical trials; we may be unable to demonstrate to the satisfaction of the FDA that a product candidate is safe and effective for any indication; the FDA may not accept clinical data from trials which are conducted at clinical facilities or in countries where the standard of care is potentially different from that of the United States; we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks; the FDA may disagree with our interpretation of data from clinical studies or trials; the results of our clinical trials may not demonstrate the safety or efficacy required by the FDA for approval; the FDA may find deficiencies in our manufacturing processes or facilities; and the FDA’s approval policies or regulations may significantly change in a manner rendering our clinical data insufficient for approval.

After submission of an NDA, the FDA may refuse to file the application, deny approval of the application, require additional testing or data or—if the NDA is filed and later approved—require post-marketing testing and surveillance to monitor the safety or efficacy of a product. Under the Prescription Drug User Fee Act, or PDUFA, the FDA has agreed to certain performance goals in the review of NDAs. The FDA’s timelines are flexible and subject to change based on workload and other potential review issues and may delay the FDA’s review of an NDA. Further, the terms of approval of any NDA, including the product labeling, may be more restrictive than we or our licensees, if any, desire and could affect the marketability of our products.

Even if we comply with all the FDA regulatory requirements, we may not obtain regulatory approval for any of our product candidates in development. If we fail to obtain regulatory approval for any of our product candidates in development, we will have fewer commercialized products than we anticipate and correspondingly lower revenue. Even if regulatory approval of our products in development is received, we are only permitted to market our products for the indication(s) approved by the FDA, and such approval may involve limitations on the indicated uses or promotional claims we may make for our products, or otherwise not permit labeling that sufficiently differentiates our product candidates from competitive products with comparable therapeutic profiles. For example, we will not be able to claim that our products have fewer side effects, or improve compliance or efficacy, unless we can demonstrate those attributes to the FDA in comparative clinical trials. Such events would have a material adverse effect on our operations and financial condition.

The FDA also has the authority to revoke or suspend approvals of previously approved products for cause, to debar companies and individuals from participating in the drug-approval process, to request recalls of allegedly violative products, to seize allegedly violative products, to obtain injunctions to close manufacturing facilities allegedly not operating in conformity with cGMPs and to stop shipments of allegedly violative products. In the event the FDA takes any such action relating to our commercialized products or our product candidates if approved, it would have a material adverse effect on our operations and financial condition.

We could incur substantial costs and disruption to our business and delays in the launch of our product candidates if our competitors bring legal actions against us, which could harm our business and operating results.

We cannot predict whether our competitors or potential competitors, some of whom we provide technologies and development services to, may bring legal actions against us based on our research, development and commercialization activities, as well as any product candidates or products resulting

Risk factors

from these activities, claiming, among other things, infringement of their intellectual property rights, breach of contract or other legal theories. If we are forced to defend any such lawsuits, regardless of whether they are with or without merit or are ultimately determined in our favor, we may face costly litigation and diversion of technical and management personnel. These lawsuits could hinder or delay our ability to enter the market with our product candidates and thereby hinder our ability to influence usage patterns when fewer, if any, of our potential competitors have entered such market, which could adversely impact our potential revenue from such product candidates. Some of our competitors have substantially greater resources than we do and could be able to sustain the cost of litigation to a greater extent and for longer periods of time than we could. Furthermore, an adverse outcome of a dispute may: require us to pay damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed a third party’s patent or other intellectual property rights; require us to cease selling, making, licensing or using products that are alleged to incorporate or make use of the intellectual property of others; require us to expend additional development resources to reformulate our products; prevent us from marketing and otherwise commercializing a product; and require us to enter into potentially unfavorable royalty or license agreements in order to obtain the rights to use necessary technologies. Royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If any of the foregoing occur, it could have a material adverse effect on our business, financial position and results of operations and the market value of our common stock could decline.

We are subject to numerous governmental regulations and it can be costly to comply with these regulations and to develop compliant products and processes.

The processing, formulation, manufacturing, packaging, recordkeeping, reporting, labeling, advertising, promotion, marketing, sale, distribution, import and export of our product candidates and currently marketed products are subject to federal laws and regulation by one or more federal agencies, including the FDA, the US Department of Health and Human Services, or HHS, the Drug Enforcement Administration, or DEA, the Federal Trade Commission, or FTC, the US Department of Agriculture, or USDA, and the Environmental Protection Agency, or EPA. These activities are also regulated by various state and local and international laws and agencies of the states and localities in which our products are sold or will be sold. Failure to comply with applicable laws and regulations could result in a warning or untitled letter, recall or seizure of products, imposition of civil penalties, disgorgement of profits, unanticipated compliance expenditures, rejection or delay in approval of applications, total or partial suspension of production or distribution, suspension of the FDA’s review of drug applications and other submissions, injunctions and criminal prosecution. Under certain circumstances, the FDA may also have the authority to revoke previously granted drug approvals. Although we have internal regulatory compliance programs and policies, there can be no assurance that our current or future programs will meet legal and regulatory requirements. If we were deemed to be deficient in any significant way, or if any of the noted risks occur, our business, financial position and results of operations could be materially affected and the market value of our common stock could decline.

Prescription products that are marketed without approved applications must meet certain manufacturing and labeling standards established by the FDA. The FDA has stated in guidance that its policy with respect to the marketing of products without approved applications is that any unapproved drug product on the market prior to September 19, 2011 is subject to the FDA’s risk-based enforcement priorities identified in its compliance policy guide. Under the FDA’s risk-based enforcement approach, the FDA evaluates whether to initiate enforcement action on a case-by-case basis, but gives higher priority to enforcement action against products in certain categories, such as those marketed as unapproved drugs with potential safety risks or that lack evidence of effectiveness. Unapproved drugs introduced to the market after September 19, 2011, however, are subject to immediate enforcement action at any time, without prior notice and without regard to the stated enforcement priorities.

Risk factors

The FDA closely regulates the post-approval marketing and promotion of drugs, including direct-to-consumer advertising, industry-sponsored scientific and educational activities and promotional activities, including those activities involving the Internet. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. If the FDA were to take the position that we are promoting our product candidates, if approved, outside their approved indications or fail to provide adequate safety information, we could be subject to enforcement action by the FDA. This could include untitled letters as well as Warning Letters, the response to which may include cessation of dissemination of the promotional materials at issue and corrective actions. Undertaking such actions can be time-consuming and costly.

In addition, the FDA regulates dietary supplements, such as our Ocean Blue® brand of omega-3 products, our prenatal vitamins and our dental health supplements. Although dietary supplements may generally be marketed without FDA premarket review and approval, the manufacturing of such products is subject to dietary supplement cGMPs, and the FDA regulates the advertising and promotion of such products. We cannot expressly or implicitly represent that a dietary supplement will diagnose, cure, mitigate, treat or prevent a disease, or such products will be considered drugs. We make certain statements of nutritional support in labeling for our omega-3 dietary supplement products for which we have not notified the FDA. We believe that such notification is not required, but the FDA could take a contrary view. In addition, the FDA could allege that our fluoride rinse product cannot be marketed as a dietary supplement as it is not intended to be ingested. If the FDA determines that a particular statement of nutritional support has not been properly submitted, or is an unacceptable drug claim or the product is otherwise misbranded and/or adulterated or can not be marketed as a dietary supplement, the product could be subject to regulatory action including issuing an untitled letter or a Warning Letter, or prohibiting the use of the claim. Furthermore, claims on labeling and promotional materials for our dietary supplement products could be challenged by the FDA, the FTC, competitors or consumers and if the FDA or the FTC determines that particular claims relating to our products are not adequately supported by available scientific evidence, we could be subject to regulatory action. Enforcement action by the FDA or the FTC could have a material adverse effect on our business, financial position and results of operations and could cause the market value of our common stock to decline.

If we are found in violation of federal or state “fraud and abuse” laws or other healthcare laws, we may face penalties, which may adversely affect our business, financial condition and results of operation.

In addition to the FDA restrictions on marketing of pharmaceutical products, several other types of federal, state and foreign healthcare laws have been applied in recent years to restrict certain marketing practices in the pharmaceutical industry. These laws include, among others, anti-kickback laws, false claims laws, false statement laws, civil monetary penalties laws, privacy and security laws, and transparency laws.

Federal false claims, false statements and civil monetary penalties laws prohibit, among other things, any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement to get a false claim paid. For example, cases have been brought under the false claims laws alleging that off-label promotion of pharmaceutical products or the provision of kickbacks have resulted in the submission of false claims to governmental healthcare programs. The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs.

Risk factors

In addition, we and our customers may be subject to data privacy and security regulation, including the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, which impose specified requirements relating to the privacy, security and transmission of individually identifiable health information.

Additionally, the federal Physician Payments Sunshine Act within the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, and its implementing regulations, require certain manufacturers of drugs, devices, biologics and medical supplies to report annually information related to certain payments or other transfers of value provided to physicians and teaching hospitals, and certain ownership and investment interests held by physicians and their immediate family members.

Most states also have statutes or regulations similar to these federal laws, which may be broader in scope and apply to items such as pharmaceutical products and services reimbursed by private insurers, as well as government payors. If we are found in violation of any of these laws, we could be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from governmental funded federal or state healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations.

Our technologies and services activities are regulated by federal, state and local governmental authorities subjecting us to compliance costs.

Our operations in Riviera Beach, Florida provide technologies and services and pre-commercial and commercial manufacturing to third-party pharmaceutical companies. The manufacturing, distribution, processing, formulation, packaging, storage, tracking, reporting, quality control and disposal functions are subject to numerous and complex federal, state and local governmental regulations including, but not limited to, Good Laboratory Practices, or GLPs, GCPs and cGMPs in the United States. In the United States, we must maintain our facility’s licenses and other approvals, including its DEA and FDA registrations, which includes the successful completion of unannounced inspections. Failure to maintain our facility licenses and registrations would require new testing and compliance inspections. Compliance with all federal, state and local requirements is difficult and expensive. Manufacturers and their facilities are subject to continual review and periodic inspections. For example, before approving a drug marketing application, the FDA conducts a pre-approval inspection of the manufacturing facility listed in the application; the FDA has not yet conducted a pre-approval inspection of our facility for any of the drugs we plan to manufacture for customers under our agreements, but we anticipate such an FDA inspection to occur in 2015. We submitted a pre-registration filing package with the DEA in December 2014 and the DEA has completed its inspection of our facility. However, if we do not receive DEA registration or, if once registered, we fail to comply with the DEA requirements it could result in penalties, suspension of manufacturing or testing, implementation of costly compliance measures, loss of permits or licenses or closure of our facility.

Each of the above-listed occurrences could have a material and adverse effect on our business, financial condition and current operations, and could negatively affect our ability to service our third-party customers or meet our contractual commitments, as well as significantly delay or prevent us from developing and commercializing our own product candidates.

If our third-party customers file complaints about our services or our facility, we could be subject to lawsuits and governmental agencies, including the DEA or FDA, may impose restrictions or limitations on our activities or potentially close our facility. We are subject to ongoing periodic unannounced

Risk factors

inspection by the FDA, DEA and non-US regulatory authorities to ensure strict compliance with GLP, GCP and cGMPs and other applicable government regulations and corresponding standards. There can be no assurance that the FDA, DEA or other regulatory agencies will find our manufacturing activities to be in compliance with GLP, GCP and cGMP requirements or other applicable requirements. The FDA last inspected our facility in August, 2013 and found four minor instances of noncompliance. These issues have been remediated and we believe our facility is now in material compliance with all applicable government regulations. For more details, see “Business—Manufacturing and Quality Control.”

If we fail to achieve and maintain high laboratory testing standards, clinical research standards or manufacturing standards in compliance with GLP, GCP and cGMP regulations, we may experience testing, research or manufacturing errors or results leading to problems that could seriously harm our business, financial condition and reputation and could result in significant legal liability and may also result in: restrictions on the marketing or manufacturing of any product, withdrawal of a product from the market, or voluntary or mandatory product recalls; fines, warning or untitled letters or holds on clinical trials; refusal by the FDA to approve pending applications or supplements to approved applications filed, or suspension or revocation of product approvals; product seizure or detention, or refusal to permit the import or export of products; and injunctions, the imposition of civil penalties or criminal prosecution.

We expect to generate a significant component of our future revenue from the sale of products we develop for our customers. However, these products have not been approved by the FDA and our customers are currently waiting for approval on several ANDAs in which we are named as manufacturer. We may experience delays or fail to comply with regulatory guidelines. These guidelines and compliance issues could range from product approval rejection to failure of our facility to pass an FDA preapproval inspection for the given products. Additionally, once these products are approved, there is a risk that the market potential may decline and demands for generic drugs in these therapeutic areas may be significantly reduced. Such a decline in demand could reduce the volume of the products that we manufacture for third parties and could have a negative impact to our revenue and results of operations.

Significant safety concerns could arise for our products, which could have a material adverse effect on our sales and results of operations.

Investigational drugs typically receive regulatory approval based on data obtained in controlled clinical trials of limited duration. Following regulatory approval, these products will be used over longer periods of time in many patients. Even if we succeed in our clinical trials and in gaining FDA approval for one or more of our product candidates, once commercialized, investigators may conduct additional, and perhaps more extensive, studies on its safety. If new safety issues are reported, we may be required to amend the conditions of use for any product candidate we develop and commercialize.

For example, we may be required to provide additional warnings in a product’s labeling, narrow its approved intended use or conduct post-marketing studies of any of our products that obtain FDA approval, any of which could reduce the product’s market acceptance. If serious safety issues arise with a product, sales of the product could be halted by us or by regulatory authorities and the FDA may withdraw its approval of any NDAs for which we obtain approval. Safety issues affecting suppliers’ or competitors’ products also may reduce the market acceptance of our products.

We deal with hazardous materials and must comply with environmental, health and safety laws and regulations, which can be expensive and can restrict how we do business and/or give rise to significant liabilities.

We are subject to various environmental, health and safety laws and regulations, including those governing air emissions, water and wastewater discharges, noise emissions, the generation, use, storage, management, transportation and disposal of our products and hazardous materials and wastes, the

Risk factors

cleanup of contaminated sites and the health and safety of our employees. The cost of compliance with these laws and regulations could be significant. In connection with these requirements, including as a result of any accidental contamination or injury, we could be held liable for damages exceeding our available financial resources. We could be subject to monetary fines, penalties, corrective actions or third-party claims as a result of violations of such laws and regulations or noncompliance with applicable environmental permits. As an operator of real property and a generator of hazardous materials and wastes, we also could be subject to environmental cleanup liability, in some cases without regard to fault or whether we were aware of the conditions giving rise to such liability. In addition, we may be subject to liability and may be required to comply with new or existing environmental laws regulating pharmaceuticals in the environment. Environmental, health and safety laws or regulations (or their interpretation) may become more stringent in the future. If any such future revisions require significant changes in our operations, or if we engage in the development and manufacturing of new products or otherwise expand our operations requiring new or different environmental controls, we will have to dedicate additional management resources and incur additional expenses to comply with such laws and regulations.

In the event of an accident, applicable authorities may curtail our use of hazardous materials and interrupt our business operations. In addition, particularly with respect to our manufacturing facility, we may incur substantial costs to comply with environmental, health and safety regulations and may become subject to the risk of accidental contamination or injury from the use of hazardous materials in our manufacturing process. Our costs, liabilities and obligations pursuant to such environmental, health and safety laws and regulations could have a material adverse effect on our business, financial position and results of operation.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

If we are unable to obtain and maintain intellectual property protection for our product candidates, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize product candidates similar or identical to ours, and our ability to successfully commercialize our product candidates may be impaired.

Our success and ability to maintain our competitive position depends on our ability to obtain intellectual property protection for our products and product candidates, including by obtaining patent protection in the United States and other countries or through protection of our trade secrets, including unpatented know-how, technology and other proprietary information. We seek to protect our proprietary position by filing patent applications in the United States and abroad as we deem it appropriate. If we are unable to obtain intellectual property protection for our products and product candidates, whether by obtaining patents or through trade secret protection, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products and product candidates may be impaired.

We do not own or license rights to any issued patents for any of our commercialized products or our product candidates at this time; however, as of July 31, 2015, our patent portfolio included a total of nineteen pending US patent applications related generally to pharmaceutical compositions and related methods of use, as well as methods of making lipid-based formulations and the compositions therefrom. Included within these pending patent applications are seven pending US provisional patent applications relating to formulations for solubilizing hormones or to certain omega-3-acid ethyl ester compositions and a variety of methods of use. We believe that each of our currently pending patent applications, if issued in their currently pending form, would cover elements of one or more of our product candidates.

Risk factors

However, our pending patent applications and any future patent applications that we may file may not result in patents being issued that protect our products or product candidates, in whole or in part, or which effectively prevent others from commercializing competitive products. The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

It is also possible that we will fail to identify patentable aspects of inventions made in the course of development and commercialization activities in time to obtain patent protection on them. In addition, our patents and patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example, with respect to proper priority claims, inventorship, claim scope or patent term adjustments. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain any patents, covering any technology we may license from third parties. Even if our patent applications do result in issued patents with adequate scope to cover our products, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents, if issued, may not be issued in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may thus be able to circumvent our patent rights by developing similar or alternative product candidates in a non-infringing manner.

The patent position of pharmaceutical companies is generally highly uncertain. The degree of patent protection we require may be unavailable or severely limited in some cases and we may not be able to obtain patent protection to adequately protect our rights or permit us sufficient exclusivity, or to allow us to gain or keep a competitive advantage. For example:

➢	we might not have been the first to invent or the first to file, as applicable, patent applications on the inventions covered by each of our pending patent applications;

➢	others may independently develop similar or alternative technologies or duplicate any of our technologies;

➢	the patents of others may have an adverse effect on our business;

➢	any patents we obtain or license from others in the future may not provide us with any competitive advantages or may be challenged or invalidated by third parties;

➢	any patents we obtain or license from others in the future may not be valid or enforceable; and

➢	we may not develop additional proprietary technologies that are patentable.

In the United States, the natural expiration of a utility patent is generally 20 years from the earliest claimed filing date of a non-provisional patent application. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Without patent protection for our products, we may be open to competition from similar products or generic versions of such products.

In addition, some of our technologies are not covered by any pending patent application and we rely instead on confidentiality agreements and trade secret law to protect our rights in such technologies. We require all of our employees and consultants to sign confidentiality agreements. The agreements also oblige our employees, and to the extent practicable, our consultants, advisors and collaborators, to assign to us ideas, developments, discoveries and inventions made by such persons in connection with their work with us. We cannot be sure that these agreements will maintain confidentiality, prevent disclosure, or protect our proprietary information or intellectual property; that we have executed such

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agreements with each party that may have or have had access to our trade secrets; that these agreements will not be breached; or that others will not independently develop substantially equivalent proprietary information or intellectual property.

If our pending patent applications fail to issue as patents, or if applicable intellectual property laws or our confidentiality agreements fail to provide us with sufficient protections for our intellectual property rights and other proprietary information, including our trade secrets, it could have a material adverse effect on our competitive position and our ability to commercialize our product candidates.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our products and our technologies.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of any patent applications and the enforcement or defense of any patents that issue. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to US patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation, and switch the US patent system from a “first-to-invent” system to a “first-to-file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The United States Patent and Trademark Office, or USPTO, has developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first-to-file provisions, became effective on March 16, 2013. Among some of the other changes to the patent laws are changes that limit where a patentee may file a patent infringement suit and that provide opportunities for third parties to challenge any issued patent in the USPTO. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any patents that issue, all of which could harm our business and financial condition.

In addition, patent reform legislation may pass in the future that could lead to additional uncertainties and increased costs surrounding the prosecution, enforcement and defense of patent applications and any patents we may obtain. Furthermore, the US Supreme Court and the US Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by United States and foreign legislative bodies. Those changes may materially affect our patent applications or any patents we may obtain rights to in the future and our ability to obtain and enforce or defend additional patent protection in the future.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

If we are issued any patents as a result of our current or future patent applications, we will be subject to periodic maintenance and annuity fees on any issued patent, which fees are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent prosecution process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable

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rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we, or in the case of any patents or patent applications that we may in-license in the future, our licensors, fail to maintain any patents and patent applications covering our products or our product candidates, our competitors might be able to enter the market, which would harm our business.

We may not be able to adequately protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on all of our products, product candidates and technologies in all countries throughout the world would be prohibitively expensive. As a result, we seek to protect our proprietary position by filing patent applications in the United States and in select foreign jurisdictions and cannot guarantee that we will obtain patent protection necessary to protect our competitive position in all major markets. The requirements for patentability may differ in certain countries, particularly developing countries, and the breadth of patent claims allowed can be inconsistent. In addition, the laws of some foreign countries may not protect our intellectual property rights to the same extent as laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we obtain patent protection, but enforcement against infringing activities is inadequate.

We do not own or license rights to any patents in any foreign countries; however, we have filed an international Patent Cooperation Treaty patent application directed to various pharmaceutical compositions of omega-3 fatty acid esters. Moreover, when appropriate, we plan to file other international patent applications directed to patentable features of our products and technologies. If patent rights are obtained in foreign jurisdictions, proceedings to enforce such rights could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents, if issued, at risk of being invalidated or interpreted narrowly, could put our pending patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and even if we do prevail in any such lawsuits, the damages or other remedies awarded, if any, may not be commercially meaningful. Thus, we may not be able to stop a competitor from marketing and selling in foreign countries products that are the same as or similar to our products or product candidates.

We may become involved in lawsuits to protect or enforce our patent applications, any patents that may be issued to us or other intellectual property rights, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe any patents that may issue to us, or misappropriate or otherwise violate our intellectual property. To counter infringement or unauthorized use, we may be required to file infringement or misappropriation claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents or claiming that any patents we may obtain rights to are invalid or unenforceable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including assertions of lack of novelty, obviousness, non-enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or

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made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte reexaminations, inter partes review or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. For any patents and patent applications we may license, we may have limited rights or no right to participate in the defense of any such patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future product candidates. Such a loss of patent protection could harm our business. In addition, in a patent infringement proceeding, a court may decide that our patent applications or patents, if issued, are invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly, or refuse to stop the other party from using the technology at issue on the grounds that our patent applications do not cover the technology. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. In addition, if there is any unauthorized use or disclosure of our proprietary information, including our trade secrets, we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position could be harmed.

We may become involved in disputes relating to our intellectual property rights and third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our success will also depend on our ability to operate without infringing the patents and other proprietary intellectual property rights of third parties. This is generally referred to as having the “freedom to operate.” The pharmaceutical industry is characterized by extensive litigation regarding patents and other intellectual property rights. The defense and prosecution of intellectual property claims, interference proceedings and other legal and administrative proceedings relating to intellectual property rights, both in the United States and internationally, involve complex legal and factual questions. As a result, such proceedings are lengthy, costly and time-consuming, and their outcome is highly uncertain. We may become involved in protracted and expensive litigation in order to determine the enforceability, scope and validity of the proprietary rights of others, or to determine whether we have the freedom to operate with respect to the intellectual property rights of others. We may not be aware of all such intellectual property rights that relate to our products or product candidates. Third parties may assert infringement claims against us based on existing or future intellectual property rights. These infringement claims may be asserted by third parties in response to any paragraph IV certifications that we may make in connection with NDAs under Section 505(b)(2). For more information regarding such paragraph IV certifications and the risks related to such infringement claims, see “An NDA submitted under Section 505(b)(2) subjects us to the risk that we may be subject to a patent infringement lawsuit that would delay or prevent the review or approval of our product candidates” in this section.

Patent applications in the United States are, in most cases, not published until approximately 18 months after the patent application is filed. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made. Therefore, patent applications relating to product candidates similar to ours may have already been filed

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by others without our knowledge. In the event that a third party has also filed a patent application covering our product candidates or that contains other relevant claims, we may have to participate in an adversarial proceeding, such as an interference or derivation proceeding in the USPTO or similar proceedings in other countries, to determine the priority of invention. In the event an infringement claim is brought against us, we may be required to pay substantial legal fees and other expenses to defend such a claim and, if we are unsuccessful in defending the claim, we may be prevented from pursuing the development and commercialization of a product or product candidate and may be subject to injunctions or damage awards. If it is determined that we have infringed an issued patent and do not have the freedom to operate, we could be subject to injunctions, and compelled to pay significant damages, including punitive damages, and attorneys’ fees if such infringement is determined to be willful.

In the future, the USPTO or a foreign patent office may grant patent rights that may relate to our products or product candidates or other relevant claims to third parties. Subject to the possible issuance of these future patents, the claims of which will be unknown until issued, we may need to obtain a license or sublicense to these rights in order to have the appropriate freedom to further develop or commercialize our product candidates. Any required licenses may not be available to us on acceptable terms, if at all. If we need to obtain such licenses or sublicenses, but are unable to do so, we could encounter delays in the development of our product candidates, or be prevented from developing, manufacturing and commercializing our products or product candidates at all.

It is becoming common for third parties to challenge patent claims on any successfully developed product candidate or approved drug. Third-party preissuance submission of prior art to the USPTO, or post grant opposition, derivation, reexamination, inter partes review or interference proceedings, or other preissuance or post grant proceedings in the United States or other jurisdictions provoked by third parties may be necessary to determine the enforceability, scope or validity of certain intellectual property rights or the priority of inventions with respect to our patent applications or future issued patents. An unfavorable outcome could result in our patent rights being narrowed or held invalid and unenforceable or could require us to cease using our technology or commercializing our product candidates, or require us to attempt to license rights to the implicated products or product candidates from the prevailing party in the event that such third party owns or controls relevant rights relating to such products or product candidates. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms or at all. Even if we obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies. In any cases where we in-license intellectual property, our failure to comply with the terms and conditions of the applicable license agreements could result in a loss of our rights to use such intellectual property, which could harm our business.

If we or our collaborators become involved in any patent litigation or other legal proceedings, regardless of outcome, we could incur substantial expense, and the efforts of our technical and management personnel could be significantly diverted. A negative outcome of such litigation or proceedings may expose us to the loss of our proprietary position or to significant liabilities, or require us to seek licenses that may not be available from third parties on commercially acceptable terms, if at all.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We employ individuals previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise improperly used or disclosed confidential information of these third parties or our employees’ former employers. Further, we may be subject to ownership disputes in the future arising, for example, from conflicting obligations of consultants or others who are involved in developing our

Risk factors

product candidates. We may also be subject to claims that former employees, consultants, independent contractors or other third parties have an ownership interest in any patents we may obtain rights to or our other intellectual property. Litigation may be necessary to defend against these and other claims challenging our right to and use of confidential and proprietary information. If we fail in defending any such claims, we may lose our rights to such intellectual property or confidential information, in addition to paying monetary damages. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.

RISKS RELATED TO THIS OFFERING AND OUR COMMON STOCK

An active trading market for our common stock may not develop, and you may not be able to resell your shares of our common stock at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. Although we anticipate our common stock being approved for listing on The NASDAQ Capital Market, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after this offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

Even if an active trading market were to develop for our common stock, fluctuations in our financial results may cause our stock price to fall.

Forecasting our future revenue is difficult. We are devoting most of our financial resources to the clinical development of our product candidates formulated using our ALT platform. We are also in various stages of clinical development with respect to our product candidates. There can be no assurance that clinical studies related to any of our product candidates will be successful and, even if successful, when, if at all, we would receive FDA approval to commercialize such product candidate. The level of market acceptance of our product candidates may change rapidly. Further, even if we successfully obtain regulatory approval to market our product candidates in the United States, our revenue is also dependent upon the size of the markets outside of the United States, as well as our ability to obtain market approval and achieve commercial success in those jurisdictions. We may in the future incur losses and experience negative cash flow, either or both of which may be significant and may cause our quarterly revenue and operating results to fluctuate significantly.

In addition, our technologies and services customer base is highly concentrated with two customers accounting for most of such revenue. Fluctuations in the buying patterns of these customers, which may result from seasonality, wholesaler buying decisions or other factors outside of our control, could significantly affect the level of our net sales on a period-to-period basis. As a result, it is reasonably likely that our financial results will fluctuate to an extent that may not meet with market expectations and that also may adversely affect our stock price. There are a number of other factors that could cause our financial results to fluctuate unexpectedly, including:

➢	product sales;

➢	cost of product sales;

➢	achievement and timing of research and development milestones;

Risk factors

➢	cost and timing of clinical trials, regulatory approvals and product launches;

➢	marketing and other expenses;

➢	manufacturing or supply issues; and

➢	potential acquisitions of businesses, technologies and ANDAs, and our ability to successfully integrate any such acquisitions into our existing business.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to fully predict the timing or amount of our expenses, but we expect to continue to incur substantial expenses related to the development of our product candidates, and for these expenses to continue to increase as we expand our development activities and product portfolio. Our ability to achieve and maintain profitability and positive cash flow is dependent upon the completion of this offering and our ability to generate revenues through sales of our product candidates. We cannot guarantee that we will be successful in generating revenues related to sales of our product candidates in the future.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

Assuming we are approved for listing on The NASDAQ Capital Market, the trading market for our common stock will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our stock, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Stockholders may suffer substantial dilution related to issued common stock warrants and options, and our outstanding common stock warrants and options may have an adverse effect on the market price of our common stock.

As of June 30, 2015, we had a number of agreements or obligations that may result in dilution to investors. These include:

➢	options to purchase 2,256,216 shares of our common stock at a current weighted average exercise price of approximately $0.97; and

➢	warrants to purchase a total of 185,767 shares of our common stock at a current weighted average exercise price of approximately $3.64.

We also established an equity incentive compensation plan for our management, employees and consultants. Pursuant to this plan, up to 2,129,645 shares of our common stock are available for issuance as of June 30, 2015. We have granted, and expect to grant in the future, options to purchase shares of our common stock to our directors, employees and consultants. To the extent that warrants or options are exercised, our stockholders will experience dilution and our stock price may decrease.

Additionally, the sale, or even the possibility of the sale, of the shares of common stock underlying these warrants and options could have an adverse effect on the market price for our securities or on our ability to obtain future financing.

Risk factors

Our Chief Executive Officer, Dr Sancilio, will continue to have substantial control over us after this offering and could delay or prevent a change in control of our company.

After the completion of this offering, Dr Sancilio, our Chairman, President and Chief Executive Officer, will beneficially own, in the aggregate,     % of our outstanding common stock. As a result, he will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, Dr Sancilio will have substantial influence over the management and affairs of our company. Accordingly, this concentration of ownership might harm the market price of our common stock by:

➢	delaying, deferring or preventing our change in control;

➢	impeding a merger, consolidation, takeover or other business combination involving us; or

➢	discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us.

Our management has broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Although we currently intend to use the net proceeds from this offering in the manner described in the section entitled “Use of Proceeds,” our management will have broad discretion in the application of the balance of the net proceeds from this offering and could spend the proceeds in ways that you do not agree with or that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the commercialization of any of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Even if there is no immediate need for capital, we may choose to issue debt or shares of our common stock in the future and such issuances, if any, could have a dilutive effect on your investment.

We may choose to issue debt or shares of our common stock for investment, acquisition or other business purposes. Even if there is not an immediate need for capital, we may choose to issue securities to sell in public or private equity markets if and when conditions are favorable. Raising funds by issuing securities would dilute the ownership interests of our existing stockholders. Additionally, certain types of equity securities we may issue in the future could have rights, preferences or privileges senior to the rights of existing holders of our common stock.

We cannot assure you that we will declare dividends or have the available cash to make dividend payments, and as a result you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

To the extent we intend to pay dividends on our common stock, we will pay such dividends at such times and in such amounts as the board of directors determines appropriate and in accordance with applicable law. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by covenants of our existing and outstanding indebtedness and may be limited by covenants of any future indebtedness we or our subsidiaries incur. There can be no assurance that we will pay dividends going forward or as to the

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amount of such dividends. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

We are a holding company that depends on cash flow from our wholly owned subsidiary to meet our obligations, and any inability of our subsidiary to pay us dividends or make other payments to us when needed could disrupt or have a negative impact on our business.

We are a holding company with no business operations of our own. Our only significant assets are the outstanding capital stock of our subsidiary, Sancilio & Company, Inc., which will conduct all of our operations and own all of our operating assets. Accordingly, our ability to pay our obligations is dependent upon dividends and other distributions from our subsidiary to us. The ability of our subsidiary to pay dividends or make other payments or distributions to us will depend on its respective operating results, and the terms of our current and future financing agreements, which may preclude dividends, distributions or other payments.

In addition, because we are a holding company, claims of our security holders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our subsidiary. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our subsidiary will be able to satisfy the claims of our security holders only after all of our and our subsidiary’s liabilities and obligations have been paid in full.

Anti-takeover provisions in our charter documents and under Delaware law could discourage, delay or prevent a change in control of the Company and may affect the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent certain changes in control unless such change in control is approved by a majority of our disinterested stockholders. In addition, the terms of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective, subject to stockholder approval, upon the effectiveness of the registration statement of which this prospectus is a part, may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable.

Specifically, our amended and restated certificate of incorporation and amended and restated bylaws will:

➢	provide for a classified board of directors with staggered three-year terms;

➢	authorize the issuance of “blank check” preferred stock by our board of directors without any need for action by stockholders;

➢	not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

➢	provide that vacancies on the board of directors, including newly created directorships, may be filled by the board of directors;

➢	provide that removal of directors be only for cause and only upon the affirmative vote of at least 66 2⁄3% of the shares of common stock entitled to vote generally in the election of directors;

➢	provide that certain provisions may be amended only by the affirmative vote of at least 66 2⁄3% of the shares of common stock;

➢	delegate the sole power to a majority of the board of directors to fix the number of directors;

Risk factors

➢	eliminate the ability of stockholders to call special meetings of stockholders;

➢	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

➢	eliminate the ability of stockholders to act by written consent in lieu of a meeting.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. This could discourage, delay or prevent someone from acquiring us or merging with us, whether or not it is desired by, or beneficial to, our stockholders.

Our common stock is and will be subordinate to all of our existing and future indebtedness and any preferred stock.

Shares of our common stock are common equity interests in us and, as such, will rank junior to all of our existing and future indebtedness and other liabilities. Additionally, holders of our common stock may become subject to the prior dividend and liquidation rights of holders of any classes or series of preferred stock that our board of directors may designate and issue without any action on the part of the holders of our common stock. Furthermore, our right to participate in a distribution of assets upon any of our subsidiaries’ liquidation or reorganization is subject to the prior claims of that subsidiary’s creditors and preferred stockholders.

RISKS RELATED TO AN EMERGING GROWTH COMPANY

We will face new challenges, increased costs and administrative responsibilities as a public company, particularly after we are no longer an “emerging growth company.”

As a publicly traded company with listed equity securities, we will need to comply with certain laws, regulations and requirements, including certain provisions of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, certain regulations of the Securities and Exchange Commission, or SEC, and certain of the NASDAQ listing rules applicable to public companies. Complying with these statutes, regulations and requirements will occupy a significant amount of the time of our board of directors and management and will significantly increase our costs and expenses.

We will need to:

➢	institute a more comprehensive compliance framework;

➢	update, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of Sarbanes-Oxley and the related rules and regulations of the SEC;

➢	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

➢	revise our existing internal policies, such as those relating to disclosure controls and procedures and insider trading;

➢	comply with SEC rules and guidelines including a requirement to provide our consolidated financial statements in interactive data format using eXtensible Business Reporting Language;

Risk factors

➢	involve and retain to a greater degree outside counsel and accountants in the above activities; and

➢	enhance our investor relations function.

However, for as long as we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, we are permitted to, and intend to, take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will remain an emerging growth company for up to five years, although we would cease to be an emerging growth company as of December 31 of a particular year (i) if we had gross revenue of $1 billion or more in such year, (ii) if the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 in such year, (iii) if at any point in such year, we would have issued more than $1 billion of non-convertible debt during the three-year period prior thereto or (iv) on the date on which we are deemed a “large accelerated issuer” as defined under the federal securities laws. For so long as we remain an emerging growth company, we will not be required to:

➢	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of Sarbanes-Oxley;

➢	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board, or PCAOB, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis);

➢	submit certain executive compensation matters to shareholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; and

➢	include detailed compensation discussion and analysis in our filings under the Securities Exchange Act of 1934, as amended, or Exchange Act, and instead may provide a reduced level of disclosure concerning executive compensation.

Although we intend to rely on the exemptions provided in the JOBS Act, the exact implications of the JOBS Act for us are still subject to interpretations and guidance by the SEC and other regulatory agencies. In addition, as our business grows, we may no longer satisfy the conditions of an emerging growth company. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot assure you that we will be able to take advantage of all of the benefits from the JOBS Act. In addition, we also expect that being a public company subject to these rules and regulations will make it more expensive for us to maintain adequate director and officer liability insurance. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit committee.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and share price.

As a publicly traded company, we will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which will require, beginning with the filing of our second annual report with the SEC, annual management assessments of the effectiveness of our internal control over financial reporting. However, as an emerging growth company, our independent registered public accounting firm will not be required to formally attest to the effectiveness

Risk factors

of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an emerging growth company. During the course of our testing, we may identify material weaknesses that we may not be able to remediate in time to meet our deadline for compliance with Section 404.

Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. We also expect the regulations to increase our legal and financial compliance costs, make it more difficult to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit committee, and make some activities more difficult, time-consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 and, when applicable to us, our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we conclude that our internal control over financial reporting is not effective, it could have a material adverse effect on our financial condition, results of operations and market for our common stock, and could subject us to regulatory scrutiny.

Information regarding forward-looking statements

This prospectus contains “forward-looking statements.” These statements concern expectations, beliefs, projections, plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management and expected market growth are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements included in this prospectus include statements regarding:

➢	our ability to develop and commercialize products using our ALT formulations to address lipid diseases and disorders and our ability to seek new product candidates that lie within or complement our therapeutic areas of focus that we can develop through acquisition, in-licensing or co-promotion arrangements;

➢	our anticipated filings with the FDA and the timing of such filings;

➢	our ability to rely on the 505(b)(2) regulatory pathway for approval of our lead product candidates;

➢	the potential effects and efficacy of our product candidates on the lipid disorders and related diseases they aim to treat;

➢	the effectiveness of currently available treatments for lipid disorders and related diseases;

➢	the cost-effectiveness of our vertical integration of in-house formulation development, packaging, clinical study services and manufacturing;

➢	estimates of the size of the markets for lipid disorders and related diseases;

➢	our ability to obtain orphan drug designation and exclusivity under the Orphan Drug Act and the associated benefits of such designation;

➢	the preclinical and clinical trials that will be necessary to conduct in order to obtain approval of our product candidates;

➢	the expected completion dates and results of our clinical trials and our reliance on CROs and clinical trial sites for the conduct of such trials;

➢	our being named manufacturer in NDAs submitted by our third-party pharmaceutical company customers;

➢	the efficacy of our soft gelatin encapsulation manufacturing methods;

➢	our ability to leverage operations to generate sufficient cash flows to support our internal research and development efforts;

➢	the expected increases in costs in connection with the continued development and anticipated commercialization of our proprietary product candidates;

➢	our intent to commercialize certain product candidates in-house and out-license the commercial rights for others;

➢	our intent to commercialize future dietary supplement products internally in the United States and externally through partners outside the United States;

Information regarding forward-looking statements

➢	our ability to successfully compete in the markets in which we participate;

➢	the condition of our facility and equipment and the ability of both to operate at or above present levels;

➢	the accuracy of our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

➢	our ability to obtain and maintain intellectual property protection for our product candidates;

➢	the anticipated market opportunities, including ability to gain market share, for our product candidates;

➢	our use of net proceeds from this offering;

➢	the expected increase in costs associated with maintaining compliance with requirements of being a public company;

➢	our beliefs regarding our internal controls with respect to the preparation of our financial statements; and

➢	our expectations regarding the impact of new accounting pronouncements.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

➢	our ability to develop and successfully commercialize products using our ALT platform;

➢	our ability to maintain sufficient resources to develop one or more of our product candidates while managing our business;

➢	the loss of any major customers;

➢	a decrease in demand for our products;

➢	our ability to develop commercially successful products and technologies;

➢	our ability to effectively compete in our markets;

➢	our ability to obtain and maintain intellectual property protection for our product candidates;

➢	lawsuits to protect or enforce our patent applications or other intellectual property;

➢	our ability to obtain licenses for intellectual property from third parties, as needed;

➢	allegations by third parties that we are infringing their intellectual property rights;

➢	difficulties or delays in the development and commercialization of new products;

➢	our ability to estimate the required amount of labor and overhead costs when negotiating agreements with our customers;

➢	diversion of our resources to address product liability lawsuits;

➢	declines in sales volumes and prices of our products resulting from the continuing trend towards consolidation of certain customer groups;

Information regarding forward-looking statements

➢	our ability to achieve certain target sales numbers, and any discontinuation of the sale of our products by our retail pharmacy customers;

➢	the costs, availability and suitability of the components of the products we manufacture, including active pharmaceutical ingredients, purchased components, compounds and raw materials;

➢	the loss of our Chief Executive Officer and other members of our senior management team, scientific team or other key employees;

➢	adverse outcomes in legal matters;

➢	our ability to obtain and maintain coverage and adequate reimbursement from third-party payors for our products;

➢	the effect on our business of unfavorable publicity or lack of consumer acceptance;

➢	our ability to obtain the FDA approval required to commercialize our product candidates and the FDA’s acceptance of our anticipated regulatory pathway;

➢	product recalls, withdrawals or seizures of our products or products that we manufacture;

➢	significant safety concerns that arise for our products;

➢	compliance with, and liabilities related to, environmental, health and safety laws and regulations;

➢	lack of development of an active trading market for our common stock;

➢	the effect on our stock price of fluctuations in our financial results;

➢	the substantial control that our Chief Executive Officer, Dr Sancilio, will continue to have over us after this offering;

➢	our broad discretion in the use of the net proceeds from this offering;

➢	anti-takeover provisions in our charter documents and under Delaware law that could discourage, delay or prevent a change in control of the Company and may affect the trading price of our common stock; and

➢	our failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

Many of these risks are discussed in greater detail under the heading “Risk Factors” in this prospectus. Each of the forward-looking statements included in this prospectus speak only as of the date on which that statement is made. We will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement was made.

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $            , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, assuming an initial public offering price of $             per share, which represents the midpoint of the price range set forth on the cover page of this prospectus. If the underwriters exercise in full their option to purchase additional shares, the net proceeds to us will be approximately $            , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Based upon the number of shares of common stock offered by us in this offering as set forth on the cover page of this prospectus (assuming no exercise of the option to purchase additional shares by the underwriters), a $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by approximately $         ($        ), if the underwriters exercise in full their option to purchase additional shares, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We intend to use the net proceeds of this offering as follows:

➢	approximately $ million to fund the cost of one or more pivotal clinical trials and related activities for SC403;

➢	approximately $ million to fund the cost of one or more pivotal clinical trials and related activities for SC411;

➢	approximately $ million to fund the cost of two PK studies and two Phase II/III clinical trials and related activities for SC401;

➢	approximately $ million to fund the cost of the preclinical and clinical trials and related activities of our other product candidates, including SC410, and the continued investment in our research and development pipeline of branded pharmaceutical products; and

➢	the remainder for working capital and other general corporate purposes, including the ramp-up of our senior management team.

We believe that these amounts will be sufficient to fully fund the development of SC403, SC411 and SC401 through NDA submission. As we are at earlier stages of research and development for our other product candidates, we cannot anticipate the amount of additional funding that will be necessary to complete the clinical trials and related activities required for these product candidates. Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including our ability to obtain additional financing, the progress, cost and results of our product candidate development programs, including our planned clinical trials, and whether we are able to enter into future collaboration arrangements. As a result, our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

Use of proceeds

We may also use a portion of the net proceeds from this offering to in-license, acquire or invest in complementary businesses, technologies, products or assets. However, we have no current plans, commitments or obligations to do so.

Pending their use, we plan to invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the US government.

Dividend policy

We have no current plans to pay dividends on our common stock. The agreements governing our indebtedness prohibit us, among other things, from paying cash dividends to our stockholders above specified levels. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors. In addition, any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors deems relevant.

We did not declare or pay any dividends on our common stock in 2015, 2014 or 2013.

Capitalization

The following table sets forth our capitalization as of June 30, 2015 on:

➢	an actual basis;

➢	a pro forma basis to reflect (i) the automatic conversion of all outstanding shares of our Series A convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock into an aggregate of 17,532,076 shares of our common stock prior to the closing of this offering, assuming an initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, and (ii) the filing of our amended and restated certificate of incorporation immediately prior to the closing of this offering; and

➢	a pro forma as-adjusted basis after giving effect to the sale of shares of common stock by us in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Capitalization

You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2015
(in thousands, except share and per share data)	Actual	Pro Forma	Pro Forma As-Adjusted(1)
	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents	$8,016	$	$

Debt:
Term loan	895
Redeemable preferred stock:
Series A redeemable convertible preferred stock, par value $0.01 per share, 106,964 shares authorized, issued and outstanding (Liquidation preference of $0.72 for 90,000 shares and $1.11 for 16,964 shares) actual; no shares authorized, no shares issued and outstanding pro forma and pro forma as-adjusted	8,345
Series B redeemable convertible preferred stock, par value $0.01 per share, 15,404 shares authorized, issued and outstanding (Liquidation preference of $1.30) actual; no shares authorized, no shares issued and outstanding pro forma and pro forma as-adjusted	2,178
Series C redeemable convertible preferred stock, par value $0.01 per share, 5,295,276 shares authorized, issued and outstanding (Liquidation preference of $5.67) actual; no shares authorized, no shares issued and outstanding pro forma and pro forma as-adjusted	21,938
Stockholders’ equity (deficit)
Common stock, par value $0.01 per share; 25,000,000 shares authorized, 4,152,722 issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as-adjusted	42
Additional paid-in capital	—
Accumulated other comprehensive income, net	4,965
Accumulated deficit	(18,334)

Total stockholders’ equity (deficit)	(13,327)

Total capitalization	$20,029

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as-adjusted amount of each of cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization by approximately $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of shares in the number of shares offered by us at the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as-adjusted amount of each of cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization by approximately $ .

Capitalization

The number of shares of our common stock in the table above excludes:

➢	2,256,216 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2015, at a weighted average exercise price of $0.97 per share;

➢	2,129,645 shares of common stock reserved for issuance under our 2015 Plan (including shares of common stock which were reserved for issuance under our 2012 Plan and added to the shares reserved under the 2015 Plan when the 2012 Plan was terminated); and

➢	185,767 shares of common stock issuable upon exercise of warrants to purchase our common stock outstanding as of June 30, 2015, at a weighted average price of $3.64 per share.

Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

➢	the automatic conversion of all outstanding shares of our Series A convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock into an aggregate of 17,532,076 shares of our common stock immediately prior to the closing of this offering;

➢	the issuance of an aggregate of 185,767 shares of our common stock upon exercise of outstanding warrants to purchase and options exercisable for our common stock as of June 30, 2015;

➢	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the closing of this offering;

➢	no exercise of the underwriters’ over-allotment option to purchase additional shares of our common stock; and

➢	a -for- reverse split of our common stock to be effected prior to the closing of this offering.

Dilution

If you invest in shares of our common stock in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the net tangible book value per share of common stock after this offering.

Dilution results from the fact that the per share offering price of the shares of common stock is substantially in excess of the net tangible book value per share attributable to the shares of common stock held by existing owners.

Our net tangible book value as of June 30, 2015 was $(13.3) million, or $(3.28) per share of common stock. We calculate net tangible book value per share by taking the amount of our total assets, reduced by the amount of our total liabilities and redeemable convertible preferred stock, and then dividing that amount by the number of shares of common stock outstanding.

After giving effect to our sale of the shares in this offering at an assumed initial public offering price of $             per share, the midpoint range described on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2015 would have been $            , or $             per share of common stock. This represents an immediate increase in net tangible book value of $             per share of common stock to our existing owners and an immediate and substantial dilution in net tangible book value of $             per share of common stock to investors in this offering at the assumed initial public offering price.

The following unaudited table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise their option to purchase additional shares of common stock:

Assumed initial public offering price per share of common stock			$
Net tangible book value per share of common stock as of June 30, 2015		$(3.28)
Increase in net tangible book value per share of common stock attributable to investors in this offering	$

As-adjusted net tangible book value per share of common stock after the offering			$

Dilution per share of common stock to investors in this offering			$

Each $1.00 increase in the assumed initial public offering price of $             per share of our common stock would increase our net tangible book value after giving effect to the offering by $            , or by $             per share of our common stock, assuming the number of shares offered by us remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

Dilution

The following table summarizes, as of June 30, 2015, the total number of shares of common stock purchased from us, the total cash consideration paid to us, and the average price per share paid by existing owners and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing owners paid. The table below assumes an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, for shares purchased in this offering and excludes the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares of Common Stock Purchased			Total Consideration			Average Price Per Share of Common Stock
	Number	Percent		Amount	Percent
(Dollar amounts in thousands, except per share amounts)
Existing owners			%	$		%	$
Investors in this offering			%	$		%	$

Total		100.0%		$	100.0%		$

Each $1.00 increase in the assumed offering price of $             per share would increase total consideration paid by investors in this offering and total consideration paid by all stockholders by $            , assuming the number of shares offered by us remains the same and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The dilution information above is for illustration purposes only. Our net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

Selected consolidated financial data

The following table sets forth selected consolidated financial and other data as of and for the periods indicated. We derived the selected statement of operations data for the years ended December 31, 2013 and 2014 and the selected balance sheet data as of December 31, 2013 and 2014 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary statement of operations data for the six months ended June 30, 2014 and 2015 and the summary consolidated balance sheet data as of June 30, 2015 from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements and, in our opinion, have included all adjustments, which include only normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for future interim periods or for the full year. Additionally, our historical results are not necessarily indicative of the results expected for any future period.

You should read the selected consolidated financial data below together with our consolidated financial statements included elsewhere in this prospectus including the related notes thereto appearing elsewhere in this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
(in thousands, except share and per share data)	2013(1)	2014	2014(1)	2015
			(unaudited)	(unaudited)
Statement of Operations Data:
Revenue:
Net product sales	$4,201	$6,362	$3,518	$4,398
Technologies and services revenue	5,274	8,847	3,666	9,144

Total revenue	9,475	15,209	7,184	13,542
Costs and expenses:
Cost of product sales and technologies and services	5,750	9,759	4,086	5,867
Sales and marketing	2,166	1,799	988	636
Research and development	972	2,108	499	1,879
General and administrative	2,217	8,298	4,040	5,488

Total costs and expenses	11,105	21,964	9,613	13,870

Loss from operations	(1,630)	(6,755)	(2,429)	(328)
Other income (expense):
Interest income	6	32	7	15
Interest expense	(155)	(201)	(107)	(51)

Total other expense	(149)	(169)	(100)	(36)

Loss before income taxes	(1,779)	(6,924)	(2,529)	(364)
Benefit for income taxes	822	189	293	104

Net loss	(957)	(6,735)	(2,236)	(260)
Preferred dividends	(160)	(1,142)	(255)	(873)
Accretion of preferred stock to redemption value	—	(1,016)	(178)	(862)

Net loss attributable to common stock	$(1,117)	$(8,893)	$(2,669)	$(1,995)

Net loss per share attributable to common stockholders—basic and diluted	$(0.46)	$(2.51)	$(0.84)	$(0.49)

Weighted-average number of shares outstanding:
Basic and diluted	2,438,515	3,549,984	3,195,770	4,076,003

Selected consolidated financial data

	As of December 31,		As of June 30,
(in thousands)	2013	2014	2015
			(unaudited)
Selected Balance Sheet Data:
Cash and cash equivalents	$1,071	$12,593	$8,016
Working (deficit) capital	(607)	8,472	4,806
Total assets	16,919	30,432	33,545
Long-term debt	2,423	2,702	895
Redeemable convertible preferred stock	10,644	30,726	32,461
Total stockholders’ deficit	(6,810)	(15,285)	(13,327)

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2013	2014	2014	2015
			(unaudited)	(unaudited)
Cash Flow Data:
Net cash provided by (used in) operating activities	$833	$(5,720)	$(1,961)	$(633)
Net cash used in investing activities	(1,241)	(1,774)	(680)	(2,218)
Net cash provided by (used in) financing activities	1,423	19,015	18,921	(1,726)

	Year Ended December 31,		Six Months Ended June 30,
	2013(1)	2014	2014(1)	2015
(in thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Other Financial Data:
EBITDA(2)	$(1,126)	$(6,109)	$(2,130)	$97
Adjusted EBITDA(3)	(1,090)	(3,303)	(240)	443
Adjusted EBITDA Margin(4)	(11.5)%	(21.7)%	(3.3)%	3.3%

(1)	Our statements of operations data and other financial data for the year ended December 31, 2013 and the six months ended June 30, 2014 and the financial statements from which the data was derived which are included in this prospectus reflects the impact of the restatement which followed our discovery of errors in the accounting for certain sales agreements with unilateral rights of return related to our over-the-counter products which were entered into with retailers during the year ended December 31, 2013. As a result of the restatement, previously reported amounts were restated as follows: revenue was reduced by approximately $2.9 million, income from operations was reduced by approximately $3.2 million, and net income was reduced by approximately $1.8 million for the year ended December 31, 2013, while revenue was reduced by approximately $0.4 million, loss from operations was increased by approximately $0.4 million, and net loss was increased by approximately $0.3 million for the six months ended June 30, 2014. See “Risk Factors—During 2014, we identified a material weakness in our internal control over financial reporting that resulted in restatements of our prior consolidated financial statements. If we are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.”
(2)	EBITDA is a non-GAAP financial measure. We define EBITDA as net (loss) income before income tax (expense) benefit, interest expense, net, and depreciation and amortization. Please see the section entitled “Non-GAAP Financial Measures” for more information as to the limitations of using non-GAAP measures and for the reconciliation of EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.
(3)	Adjusted EBITDA is a non-GAAP financial measure. We define Adjusted EBITDA as EBITDA as further adjusted to exclude legal settlements, stock-based compensation expense and abandoned initial public offering related costs. Please see the section entitled “Non-GAAP Financial Measures” for more information as to the limitations of using non-GAAP measures and for the reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.
(4)	Adjusted EBITDA Margin is a non-GAAP financial measure. We define Adjusted EBITDA Margin as adjusted EBITDA divided by total revenues. Please see the section entitled “Non-GAAP Financial Measures” for more information as to the limitations of using non-GAAP measures and for the reconciliation of Adjusted EBITDA Margin to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

Management’s discussion and analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the “Selected Consolidated Financial Data” and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth under “Risk Factors” and “Information Regarding Forward-Looking Statements.”

OVERVIEW

We are a fully integrated specialty pharmaceutical company focused on developing and, in the future, commercializing products based on our proprietary Advanced Lipid Technologies, or ALT, platform. We intend to utilize our current manufacturing facility to manufacture our proprietary product candidates, if approved. ALT is designed to enhance the bioavailability, reduce the food effect and improve the efficacy of lipids and lipophilic APIs. Our business model is to apply our ALT platform to lipids or lipophilic APIs to create unique product candidates that address the disorders and diseases that result from imbalances of lipids in the body. In addition to our primary focus of developing our proprietary products using the ALT platform, we make use of and license rights to our proprietary ALT platform and our other technologies to third parties as part of our development and manufacture of lipophilic API-based and soft-gelatin products at our facilities.

Our proprietary product pipeline, which has been developed with our proprietary ALT platform, is currently focused on diseases and disorders for which we believe lipids can be used for treatment. Our four lead product candidates are SC411, which targets sickle cell disease, SC403, which targets SBS, SC401, which targets severe hypertriglyceridemia, and SC410, which targets non-alcoholic fatty liver disease.

In connection with our licensing and related development and manufacturing services, we provide our customers with assistance throughout all phases of pharmaceutical development and product life cycle management activities from drug design and development through commercialization. These service activities provide us with near-term revenue and operating leverage, allowing us to offset a portion of our overhead related to the development of our own products and product candidates.

We also manufacture and market over-the-counter, or OTC, and behind-the-counter lines of dietary supplements. Our dietary supplement portfolio includes highly concentrated omega-3 fatty acid supplements under our brand Ocean Blue®, prenatal vitamins and dental health products. We market our dietary supplement products internally in the United States; while outside of the United States, we intend to utilize partners for the commercialization of these products. We believe that these activities help us defray the costs of building out our manufacturing infrastructure in anticipation of the launch of our proprietary products, if approved.

For the six months ended June 30, 2015, we generated total revenues of $13.5 million, an increase of 89% from $7.2 million for the six months ended June 30, 2014. For the six months ended June 30, 2015, we generated a net loss of $0.3 million, a decrease from a net loss of $2.2 million for the six

Management’s discussion and analysis of financial condition and results of operations months ended June 30, 2014. For the six months ended June 30, 2015, we generated Adjusted EBITDA of $0.4 million, an increase of $0.7 million from a negative Adjusted EBITDA of $0.2 million for the six months ended June 30, 2014. Adjusted EBITDA is a non-GAAP financial measure discussed below under “Non-GAAP Financial Measures.”

For the year ended December 31, 2014, we generated total revenues of $15.2 million, an increase of 61% from $9.5 million for the year ended December 31, 2013. For the year ended December 31, 2014, we generated a net loss of $6.7 million, an increase from a net loss of $1.0 million for the year ended December 31, 2013. For the year ended December 31, 2014, we generated negative Adjusted EBITDA of $(3.3) million. Adjusted EBITDA is a non-GAAP financial measure discussed below under “Non-GAAP Financial Measures.”

We operate our business using one reportable segment: the development, commercialization and manufacture of branded and co-branded prescription, OTC and generic prescription pharmaceutical products.

COMPONENTS OF OUR RESULTS OF OPERATIONS

Revenues

Our revenues are derived from our net products sales and our technologies and services activities. For the six months ended June 30, 2014 and 2015, net product sales represented 49% and 32%, respectively, of our total revenue and technologies and services revenue represented 51% and 68%, respectively, of our total revenue.

For the years ended December 31, 2013 and 2014, net product sales represented 44% and 42%, respectively, of our total revenue and technologies and services revenue represented 56% and 58%, respectively, of our total revenue.

Net Product Sales

Our net product sales revenue is generated from sales of (1) our two prescription dietary supplement product lines of prenatal vitamins and fluoride rinse, drops and tablets as well as co-branded versions of these dietary supplement product lines and (2) our OTC and behind-the-counter lines of Ocean Blue® omega-3 products. Our prescription nutritional products are primarily sold under private label to other pharmaceutical companies, through drug wholesalers, such as McKesson Corporation, Cardinal Health Inc. and AmerisourceBergen Corporation, and directly to physicians.

The chart below summarizes the net product sales for each product category for the six months ended June 30, 2014 and 2015 and for the years ended December 31, 2013 and 2014:

(in thousands)	Year Ended December 31,		Six Months Ended June 30,
Product Category	2013	2014	2014	2015
			(unaudited)	(unaudited)
Prenatal Vitamins and Dental Health Products— Proprietary	$2,161	$3,545	$1,666	$2,813
Prenatal Vitamins and Dental Health Products— Co-Branded	513	887	622	19
Ocean Blue® Products	1,527	1,930	1,230	1,566

Total Net Product Sales	$4,201	$6,362	$3,518	$4,398

Management’s discussion and analysis of financial condition and results of operations

The increase in revenue from Prenatal Vitamins and Dental Health Products – Proprietary and the corresponding decrease in revenue of Co-Branded for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014 is primarily the result of an increase in price and, to a lesser degree, an increase in volume from one of our Co-Branded customers transferring their customers directly to us.

Our increase in revenue from our Ocean Blue® Products from December 31, 2013 to 2014 was primarily the result of an increase in the number of products that we offer in the Ocean Blue® line. In mid-2013, we launched our OTC line of Ocean Blue® omega-3 products. Our increase in revenue for the six months ended June 30, 3014 to 2015 was primarily related to increased yield. We currently sell our OTC line of Ocean Blue® products directly to national retail pharmacy chains, smaller regional pharmacy chains and directly to consumers via one of our websites. Our behind-the-counter line of Ocean Blue® products are sold directly to national grocery stores, which place these products behind the pharmacy counter for distribution by a pharmacist. In connection with our initial contract with each of these national retailers, each purchased a significant volume of our products to ensure that it had product in each of its stores. However, certain of these OTC products were sold under sales agreements which provided for unilateral rights of return. In late 2014 and in 2015, two of the national retail pharmacy chains carrying the OTC line of Ocean Blue® products advised us that they were discontinuing carrying these products and were placing the remaining inventory on clearance. While this decision is not expected to materially impact our 2015 revenues while the products are sold on clearance, it is expected to reduce our revenue for Ocean Blue® products by approximately $1.0 million in 2016.

For the six months ended June 30, 2015, 33% and 10% of our net product sales came from McKesson Corporation and Cardinal Health, respectively. For the six months ended June 30, 2014, 22%, 16%, 11%, and 10% of our net product sales came from McKesson Corporation, Cypress Pharmaceuticals, AmerisourceBergen, and Publix Super Markets, respectively.

For the year ended December 31, 2014, 31%, 12%, 10% and 10% of our net product sales came from McKesson Corporation, AmerisourceBergen, Publix Super Markets and Cypress Pharmaceuticals, Inc., respectively. For the year ended December 31, 2013, 13%, 13%, 11% and 8% of our net product sales came from McKesson Corporation, Publix Super Markets, Rite Aid and AmerisourceBergen, respectively.

Technologies and Services Revenue

Our technologies and services revenue is generated by services that we provide to third-party pharmaceutical companies. We offer a comprehensive range of development and manufacturing services to pharmaceutical companies at our facilities. We typically enter into master development agreements with our customers that stipulate the formulation, product development, manufacturing and clinical services that we will provide. For certain customers, we agree to provide a fixed number of hours per month in exchange for a fixed fee. These hours may then be allocated by the customer, based on its needs and the demands of the various in-process projects, between laboratory, clinical or manufacturing hours. If the agreed-upon hours are exceeded, we then bill the customer for the excess hours worked. We also enter into agreements with other pharmaceutical customers to pay us upon the achievement of agreed-upon milestones. The amounts set in these contracts are based upon our estimate of the number of hours and other labor and overhead costs that we believe will be necessary to complete the project and each milestone. Our larger customers will typically provide the raw materials and equipment necessary for the performance of our services.

Management’s discussion and analysis of financial condition and results of operations

Our agreements with certain customers typically require that they either purchase from us a minimum supply of the products we develop and manufacture for them for the two years following commercialization or that they agree to a royalty on their net sales of such products. These customers currently have four ANDAs with the FDA awaiting approval for which we are designated as the manufacturer of the product candidate and four NDAs in preparation for which we expect to be designated the manufacturer.

Technologies and services revenue for the six months ended June 30, 2015 and 2014 and for the years ended December 31, 2014 and 2013 also includes the revenue that we recognized in connection with the warrants that we received from TherapeuticsMD, Inc., or TXMD, as compensation for development and manufacturing services we conducted for the company, as well as other consulting services we continue to provide from time to time.

For the six months ended June 30, 2015, two customers, TherapeuticsMD and Mylan, Inc., accounted for 91% and 4%, respectively, of our technologies and services revenue. For the six months ended June 30, 2014, two customers, TherapeuticsMD and Mylan, Inc., accounted for 80% and 18%, respectively, of our technologies and services revenue.

For the year ended December 31, 2014, two customers, TherapeuticsMD and Mylan, Inc., accounted for 79% and 16%, respectively, of our technologies and services revenue. For the year ended December 31, 2013, two customers, TherapeuticsMD and Mylan, Inc., accounted for 87% and 9%, respectively, of our technologies and services revenue.

Cost of Product Sales and Technologies and Services

The primary expenses that we incur to deliver our products and provide our technologies and services to our customers are manufacturing and related costs, which include both fixed and variable costs. Variable costs consist primarily of costs for materials and personnel-related expenses for direct and indirect manufacturing and services support staff. Fixed costs include facilities, utilities and depreciation of laboratory equipment. We produce all of our tangible products and perform all of our technologies and services activities in a single production location. Our production employees support both our tangible product sales and the provision of services to our customers, and we do not track or allocate the costs of these employees by type of revenue. In addition, our products are produced using the same equipment that is used in performing many of our technologies and services activities, and we do not track or allocate the costs of equipment by type of revenue. We determine the direct cost of product sales for products sold during a reporting period based on the average manufacturing cost per unit in the period those units were manufactured. In addition to the fixed and variable costs described above, the cost of product sales and technologies and services depends on utilization of available manufacturing capacity. In addition to the costs of production, the direct research and development costs incurred in connection with the technologies and services we provide to customers and services performed in support of the commercial manufacturing process for these customers are recorded within cost of product sales and technologies and services.

Sales and Marketing Expenses

Our sales and marketing expenses include costs associated with our sales organization, including our direct sales force and sales management, our customer service personnel and the marketing funds that we contribute to our retailers’ advertising activities. These expenses consist principally of salaries, commissions, bonuses and employee benefits for these personnel, as well as travel costs related to sales, marketing and customer service activities, marketing and medical education activities and overhead expenses. During the second half of 2013 and the first quarter of 2014, we incurred significant

Management’s discussion and analysis of financial condition and results of operations discretionary marketing expenses arising from the launch of our OTC Ocean Blue® omega-3 products into national retail chains. We do not expect these expenses to continue to increase as we are no longer marketing certain of these products in national retail chains. We expense all sales and marketing costs as incurred. We expect our sales and marketing costs to increase over time in anticipation of the commercialization of those proprietary product candidates that we intend to commercialize ourselves, if approved.

Research and Development Expenses

Our research and development expenses include those costs associated with performing research, development, and clinical and regulatory activities in connection with the development of our proprietary product candidates. Research and development expenses include personnel-related expenses, fees for contractual and consulting services, travel costs and laboratory supplies. We expect our research and development expenses to increase significantly in the near term as more of our product candidates commence clinical trials and continue development.

General and Administrative Expenses

Our general and administrative expenses include costs for our executive, accounting and finance, legal, corporate development, information technologies and human resources functions. These expenses consist principally of salaries, bonuses and employee benefits for the personnel included in these functions, including share-based compensation and travel costs, professional services fees, such as consulting, audit, tax and legal fees, costs related to our board of directors, general corporate costs, overhead expenses and bad-debt expense. We anticipate that our general and administrative expenses will increase as a result of increased payroll, expanded infrastructure and higher consulting, legal and tax-related services associated with maintaining compliance with stock exchange listing and SEC requirements, accounting and investor relations costs, and director and officer insurance premiums associated with being a public company.

Interest Expense

Interest expense represents interest expense recognized on our credit facility, senior subordinated convertible note and installment loans.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

Comparison of the Six Months Ended June 30, 2014 and 2015, and the years ended December 31, 2013 and 2014:

The following table summarizes our results of operations for the six months ended June 30, 2014 and 2015 and the years ended December 31, 2013 and 2014:

	Year Ended December 31,		Six Months Ended June 30,
	2013	2014	2014	2015
(in thousands)			(unaudited)	(unaudited)
Statement of Operations Data:
Revenue:
Net product sales	$4,201	$6,362	$3,518	$4,398
Technologies and services revenue	5,274	8,847	3,666	9,144

Total revenue	9,475	15,209	7,184	13,542
Costs and expenses:
Cost of product sales and technologies services	5,750	9,759	4,086	5,867
Sales and marketing	2,166	1,799	988	636
Research and development	972	2,108	499	1,879
General and administrative	2,217	8,298	4,040	5,488

Total costs and expenses	11,105	21,964	9,613	13,870

Loss income from operations	(1,630)	(6,755)	(2,429)	(328)
Other income (expense):
Interest income	6	32	7	15
Interest expense	(155)	(201)	(107)	(51)

Total other expense	(149)	(169)	(100)	(36)

Loss before income taxes	(1,779)	(6,924)	(2,529)	(364)
Benefit for income taxes	822	189	293	104

Net loss	(957)	(6,735)	(2,236)	(260)
Preferred dividends	(160)	(1,142)	(255)	(873)
Accretion of preferred stock to redemption value	—	(1,016)	(178)	(862)

Net loss attributable to common stock	$(1,117)	$(8,893)	$(2,669)	$(1,995)

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Other Financial Data:
EBITDA	$(1,126)	$(6,109)	$(2,130)	$97
Adjusted EBITDA	(1,090)	(3,303)	(240)	443
Adjusted EBITDA Margin	(11.5)%	(21.7)%	(3.3)%	3.3%

Total Revenue

The following table sets forth a summary of our net product sales revenue and technologies and services revenue for the six months ended June 30, 2014 and 2015 and the years ended December 31, 2013 and 2014:

	Year Ended December 31,		Increase/ (Decrease)	Six Months Ended June 30,		Increase/ (Decrease)
(in thousands)	2013	2014		2014	2015
				(unaudited)	(unaudited)
Net product sales	$4,201	$6,362	$2,161	$3,518	$4,398	$880
Technologies and services revenue	5,274	8,847	3,573	3,666	9,144	5,478

Total revenue	$9,475	$15,209	$5,734	$7,184	$13,542	$6,358

Management’s discussion and analysis of financial condition and results of operations

Total revenue increased by $6.4 million, or 89%, for the six months ended June 30, 2015 as compared to June 30, 2014. This increase was primarily driven by a $0.9 million increase in revenue from our net product sales and a $5.5 million increase in revenue derived from our technologies and services. Revenue growth related to our technologies and services was primarily due to an increase in the scope of work and the number of ANDAs and NDAs on which we were working for our existing customers. The increase in net product sales was primarily driven by an increase in sales of our generic prescription prenatal vitamins and dental health products. The percentage increase (decrease) in our prenatal vitamins and dental health proprietary and co-branded products attributable to price was 69% and 0% respectively, and volume was 31% and (100%), respectively, during the six months ended June 30, 2015 as compared to the six months ended June 30, 2014. Net product sales during the six months ended June 30, 2015 also benefitted from an increase in the price of Ocean Blue® products as our promotional campaign concluded, as well as an increase in volume as two of the national retail pharmacy chains placed their supply of certain of the products on clearance during 2014. The percentage increase in net sales of our Ocean Blue® product attributable to price was 85% and volume was 15% during the six months ended June 30, 2015 as compared to the six months ended June 30, 2014.

Total revenue increased by $5.7 million, or 61%, for the year ended December 31, 2014 as compared to the year ended December 31, 2013. This increase was primarily driven by a $2.1 million increase in revenue from our net product sales and a $3.6 million increase in revenue derived from our technologies and services. Revenue growth related to our technologies and services was primarily due to an increase in the scope of work and the number of ANDAs and NDAs on which we were working for our existing customers. The increase in net product sales was primarily driven by an increase in sales of our generic prescription prenatal vitamins and dental health products and our co-branded dietary supplement products as a result of increased volume and price increases. The percentage increase (decrease) in our prenatal vitamins and dental health proprietary and co-branded products attributable to price was 16% and (1%), respectively, and volume was 53% and 16%, respectively, for the year ended December 31, 2014 as compared to the year ended December 31, 2013. We expect that revenue from our generic prescription prenatal vitamins and dental health products will increase in 2015, as one of our co-branded customers has left the market and transferred its customers directly to us. Net product sales for the year ended December 31, 2014 also benefitted from an increase in the volume of Ocean Blue® products sold, as two of the national retail pharmacy chains placed their supply of certain of the products on clearance during 2014. The percentage increase (decrease) in net sales of our Ocean Blue® product attributable to price was (10%) and volume was 26% for the year ended December 31, 2014 as compared to the year ended December 31, 2013.

Cost of Product Sales and Technologies and Services

Cost of product sales and technologies and services increased by $1.8 million, or 44%, to $5.9 million from $4.1 million for the six months ended June 30, 2015 as compared to six months ended June 30, 2014, primarily due to a combination of (1) an increase in the cost of direct laboratory labor and materials related to technologies and services to support the increase in the scope of work and the number of ANDAs and NDAs on which we were working for our existing customers and (2) an overall increase in labor and operating expenses associated with the expansion of our manufacturing facility and increased production and technologies and services activity. As a percentage of total revenue, these costs decreased by 14% from 57% to 43%, as total revenue increased 89% to $13.5 million from $7.2 million during the same period in the prior year. The primary drivers of this decrease were (1) a decrease in volume of 23% offset by an increase in price of 123% related to our product revenue and (2) our ability to better leverage our technologies and services group even as technologies and services revenue increased.

Management’s discussion and analysis of financial condition and results of operations

Cost of product sales and technologies and services increased by $4.0 million, or 70%, to $9.8 million from $5.8 million for the year ended December 31, 2014 as compared to the year ended December 31, 2013, primarily due to an increase in the cost of labor and materials to support the increase in sales of our prenatal vitamins and dental health products and to support the increase in the scope of work and the number of ANDAs and NDAs on which we were working for our existing customers As a percentage of revenue, these costs increased from 64% and 61%, as total revenue increased 61% to $15.2 million from $9.5 million during the same period in the prior-year. The primary driver of this increase was additional costs to expand and strengthen our technologies and services group to support an increase in the scope of work and the number of ANDAs and NDAs on which we were working for existing customers.

Sales and Marketing Expenses

Sales and marketing expenses decreased by $0.4 million, or 36%, for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014. This change is primarily due to the completion in 2014 of the advertising campaigns to promote our OTC line of Ocean Blue® omega-3 products.

Sales and marketing expenses decreased by $0.4 million, or 17%, for the year ended December 31, 2014 as compared to the year ended December 31, 2013. Sales and marketing expenses mainly relate to print and social media advertising campaigns to promote our OTC line of Ocean Blue® omega-3 products.

Research and Development Expenses

Research and development expenses increased by $1.4 million, or 277%, for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014, principally from an increase in our total number of scientific personnel, and expenses arising from our proprietary research and development activities.

Research and development expenses increased by $1.1 million, or 117%, for the year ended December 31, 2014 as compared to the year ended December 31, 2013, principally from an increase in our total number of scientific personnel, and expenses arising from our proprietary research and development activities.

General and Administrative Expenses

General and administrative expenses increased by $1.4 million for the six months ended June 30, 2015, or 36%, as compared to the six months ended June 30, 2014. This change was due to an increase of approximately $1.5 million in fees, wages and benefits related to an increase in personnel and to better align our compensation to industry standards to retain and attract talent, $0.5 million in legal fees for contract reviews and compliance, $0.3 million of stock based compensation, and $0.3 million related to patent and regulatory licenses fees. These increases were partially offset by a reduction in settlement expense, since general and administrative expenses for the six months ended June 30, 2014 include $1.9 million related to a settlement with a former employee. The remaining increase from 2014 to 2015 is principally due to additional corporate overhead to support our revenue growth.

General and administrative expenses increased by $6.1 million for the year ended December 31, 2014, or 274%, as compared to the year ended December 31, 2013. The increase included $1.9 million related to a settlement with a former employee, $0.8 million from the write-off of an abandoned initial public offering, and $0.8 million related to patent and regulatory licenses fees. The remainder is principally due to revenue growth which required us to expand our facility and increase our corporate support organization.

Management’s discussion and analysis of financial condition and results of operations

Loss from Operations

Loss from operations was $0.3 million and $2.4 million for the six months ended June 30, 2015 and 2014, respectively, as a result of the factors discussed above.

Loss from operations was $6.8 million and $1.6 million for the years ended December 31, 2014 and 2013, respectively, as a result of the factors discussed above.

Interest Expense

Interest expense decreased by approximately $56,000, or 52%, for the six months ended June 30, 2015 as compared to the six months ended June 30, 2014. This was primarily due to our revolving line of credit being paid in full and closed during February 2015.

Interest expense increased by approximately $47,000, or 30%, for the year ended December 31, 2014 as compared to the year ended December 31, 2013 primarily due to increased borrowings from our revolving credit facility. The increased borrowings were used to refinance previously purchased equipment and to fund working capital needs to support our revenue growth.

Benefit from Income Taxes

For the six months ended June 30, 2015 and 2014, our benefit from income taxes was $0.1 million and $0.3 million, respectively. These tax benefits resulted in an effective income tax rate of approximately 29% and 12% for the six months ended June 30, 2015 and 2014, respectively.

For the year ended December 31, 2014 and 2013, our benefit from income taxes was $0.2 million and $0.8 million, respectively. These tax benefits resulted in an effective income tax rate of approximately 3% and 46% for the years ended 2014 and 2013, respectively.

Net deferred tax assets have been reduced by a full valuation allowance at both June 30, 2015 and December 31, 2014. After consideration of all positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations, we believe that it is more likely than not that we will not be able to utilize our net deferred assets. As a result, we have recorded a full valuation allowance against our deferred tax assets. The gross amount of the US net operating loss of $6.0 million at December 31, 2014 will expire in 2034 if not utilized by us.

Net Loss

Net loss was $0.3 million for the six months ended June 30, 2015, as compared to net loss of $2.2 million for the six months ended June 30, 2014, for the reasons noted above.

Net loss was $6.7 million for the year ended December 31, 2014, as compared to net loss of $1.0 million for the year ended December 31, 2013, for the reasons noted above.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Our primary liquidity and capital requirements are for research and development, sales and marketing and general and administrative expenses. We fund our operations, working capital needs and investments

Management’s discussion and analysis of financial condition and results of operations with cash generated through operations and issuance of preferred stock. The following is a summary of our cash flows from operating, financing and investing activities for the six months ended June 30, 2014 and 2015 and for the years ended December 31, 2013 and 2014.

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2013	2014	2014	2015
			(unaudited)	(unaudited)
Net cash provided by (used in) operating activities	$833	$(5,720)	$(1,961)	$(633)
Net cash used in investing activities	$(1,241)	$(1,774)	$(680)	$(2,218)
Net cash provided by (used in) financing activities	$1,423	$19,015	$18,921	$(1,726)

Operating Activities

For the six months ended June 30, 2015, net cash used in operating activities was $0.6 million as compared to $2.0 million for the comparable prior-year period. The negative cash flow for the six months ended June 30, 2015 related to our net loss of $0.3 million, adjusted for, among other things, certain non-cash items including $0.4 million of depreciation, $0.3 million of stock-based compensation and an increase of $0.2 million in the provision for doubtful accounts, a decrease of $1.3 million in deferred revenue related to the timing of billings from our customers and sales of products under unilateral right of return arrangements for which payments were received, an increase in prepaid and other current assets of $0.5 million primarily due to an increase in deferred initial public offering costs, an increase of $0.4 million in receivables related to the timing of billings from our customers and sales of products, and a decrease of $0.3 million in the other long-term liability due to a payment on the settlement liability, partially offset by an increase in accounts payable and accrued expenses primarily due to the initial public offering costs as well as higher general and administration expenses, and a decrease of $0.3 million in inventory directly related to the increase in product sales.

For the six months ended June 30, 2014, net cash used in operating activities was $2.0 million. This negative cash flow related to our net loss of $2.2 million, adjusted for, among other things, certain non-cash items including $0.3 million of depreciation and an increase of $0.1 million in the provision for doubtful accounts, a $1.9 million increase in receivables related to the timing of billings from our customers and sales of products, a $0.3 million increase in inventory directly related to the timing of product sales, a $0.4 million increase in income taxes receivable and a decrease of $0.2 million in deferred revenue related to the timing of billings from our customers and sales of products under unilateral right of return arrangements for which payments were received, partially offset by an increase of $1.5 million in the other long-term liability related to the settlement liability and a $1.2 million increase in accounts payable and accrued expenses related to the purchase of raw materials to build inventory that supports our increase in sales.

For the year ended December 31, 2014, net cash used in operating activities was $5.7 million as compared to net cash provided by operating activities of $0.8 million for the comparable prior-year period. This negative cash flow for the year ended December 31, 2014 resulted from our net loss of $6.7 million, adjusted for, among other things, certain non-cash items including $0.6 million of depreciation, $0.1 million increase in the provision for doubtful accounts, an increase of $4.6 million in accounts payable and accrued expenses related to the purchase of raw materials to build inventory that supports our increase in sales, an increase of $1.5 million in other long-term liability related to an accrued settlement, a decrease of $2.8 million of deferred revenue mainly related to the timing of payment for our sales of products under unilateral right of return agreements, a $2.5 million increase in receivables and a $0.4 million increase in inventory directly related to the increase in product sales.

Management’s discussion and analysis of financial condition and results of operations

For the year ended December 31, 2013, net cash provided by operating activities was $0.8 million. The positive cash flow related to our net loss of $1.0 million, adjusted for, among other things, certain non-cash items including $0.5 million of depreciation, $31,000 recovery of doubtful accounts, an increase of $1.6 million in accounts payable and accrued expenses related to the purchase of raw materials to build inventory that supports our increase in sales, an increase of $4.4 million of deferred revenue mainly related to payments received in advance from our customers and sales of products under unilateral right of return agreements for which payments were received, and a $1.1 million increase in receivables.

Investing Activities

For the six months ended June 30, 2015, net cash used in investing activities was $2.2 million, as compared to $0.7 million for the comparable prior-year period. The increase was primarily due to the purchase and build out of our new office facility for approximately $1.1 million and an increase of $0.6 million in purchases of manufacturing and laboratory equipment and leasehold improvements as we continue to expand our manufacturing facility.

For the six months ended June 30, 2014, net cash used in investing activities was $0.7 million. This was primarily driven by an increase in purchases of manufacturing equipment and leasehold improvements as we expanded our manufacturing facility.

For the year ended December 31, 2014, net cash used in investing activities was $1.8 million, as compared to $1.2 million for the comparable prior-year period. The increase was due to an increase in purchases of manufacturing and laboratory equipment and leasehold improvements as we continue to expand our manufacturing facility.

For the year ended December 31, 2013, net cash used in investing activities was $1.2 million. This was primarily driven by an increase in purchases of manufacturing equipment and leasehold improvements as we expanded our manufacturing facility.

Financing Activities

For the six months ended June 30, 2015, net cash used in financing activities was $1.7 million as compared to net cash provided by financing activities of $18.9 million for the comparable prior-year period. In February 2015, we paid in full and closed our revolving credit facility and during May 2014 we received $18.6 million in net proceeds from our Series C Preferred Stock issuance.

Net cash provided by financing activities was $18.9 million for the six months ended June 30, 2014. This was primarily a result of net proceeds from our Series C Preferred Stock issuance.

For the year ended December 31, 2014, net cash provided by financing activities was $19.0 million as compared to $1.4 million for the comparable prior-year period. In 2014, we received $18.6 million in net proceeds from our Series C Preferred Stock issuance, $0.7 million in proceeds from borrowings on our line of credit, partially offset by $0.3 million of repayments of long-term debt. In addition, subsequent to the sale of our Series C Preferred Stock, we repaid all principal and interest outstanding on the senior subordinated convertible note of $0.3 million.

Net cash provided by financing activities was $1.4 million for the year ended December 31, 2013. In 2013, we received $3.2 million in proceeds from the issuance of long-term debt under our credit agreement, partially offset by $1.7 million of repayment of long-term debt under our installment loans.

Management’s discussion and analysis of financial condition and results of operations

As of June 30, 2015, our total debt was $0.9 million as compared to $2.8 million, net of discount, as of June 30, 2014. The decrease was primarily a result of paying off the revolving credit facility in full during February 2015.

As of December 31, 2014, our total debt was $2.7 million as compared to $2.4 million, net of discount, as of December 31, 2013. The increase was due to borrowings made under our credit agreement.

Credit Agreement

On August 27, 2013, we entered into a credit and security agreement, or the Credit Agreement, with Capital Bank, N.A. Pursuant to the Credit Agreement, we obtained (i) a revolving line of credit loan, or Revolving Credit Facility, and (ii) a term loan, or Term Loan. Subject to certain limitations, we could incur additional indebtedness beyond our borrowings from the Credit Agreement. As of June 30, 2015, and as of the date of this prospectus, Frederick Sancilio, our Chairman, President and Chief Executive Officer, and his spouse, Carolyn Alex Sancilio, our Vice President of Corporate Development, have personally guaranteed our obligations under the Credit Agreement.

Revolving Credit Facility

The Revolving Credit Facility was for an aggregate amount of $2.25 million and carried a variable annual interest rate of prime plus 0.5% (3.75% as of December 31, 2014). Our obligations under the Revolving Credit Facility were due in full on February 27, 2015. Our total borrowing capacity under the Revolving Credit Facility was subject to a borrowing base calculation as set forth in the Credit Agreement and other restrictive covenants based on our eligible accounts receivable and inventory. As of December 31, 2014 and 2013, we had unused availability under the Revolving Credit Facility of $0.5 million and $0.8 million, respectively. We use the proceeds from the Revolving Credit Facility to fund our working capital needs, such as research and development, sales and marketing, and our general and administrative expenses. In February 2015, we paid the balance of the line of credit and closed the line.

Term Loan

The Term Loan was originally in the amount of $1.4 million and carries a fixed annual interest rate of 5.05%. The Term Loan is due and payable in equal monthly principal and interest installments of $27,000 based on a five-year amortization through August 27, 2018. We may prepay the principal of the Term Loan at any time, subject to certain prepayment penalties. We used the proceeds from the Term Loan to refinance previously purchased equipment used in our business operations.

Restrictive Covenants

Our Credit Agreement contains a number of covenants that, among other things, restrict our ability to:

➢	incur additional indebtedness;

➢	create certain liens on our assets;

➢	engage in mergers, consolidations, liquidation or dispositions of our assets;

➢	make certain loans, advancements, guarantees or investments;

➢	pay dividends and make distributions;

➢	repurchase capital stock;

➢	enter into certain transactions with affiliates;

Management’s discussion and analysis of financial condition and results of operations

➢	engage in sale and leaseback transactions; and

➢	engage in transactions that would result in a change of control of our company.

In addition, our Credit Agreement requires that we maintain certain debt-to-net worth and cash balance coverage ratios. The Credit Agreement also contains certain other customary affirmative covenants and events of default.

A breach of any of these covenants could result in a default of the term loan and an acceleration of the maturity of the principal. The term loan is secured by substantially all our assets. Consequently, if we were unable to repay the loan upon acceleration, the lender could foreclose on this collateral. We received a waiver from the lender with respect to our debt service coverage ratio as of December 31, 2014, as we were not in compliance due to our losses in 2014. As of August 7, 2015 we amended the covenants with Capital Bank and we are now in compliance with all covenants. If we are unable to comply with these covenants, or receive a waiver upon non-compliance, and the term loan was accelerated, we believe that we will have sufficient working capital to satisfy the amounts due.

Pledged Collateral

Substantially all of our assets, excluding intellectual property and common stock purchase warrants, are pledged as collateral under the Credit Agreement to secure repayment under the Term Loan.

Series C Convertible Preferred Stock

On May 21, 2014, we closed a private placement in which we sold and issued an aggregate of 5,295,276 shares of Series C Preferred Stock, and received net cash proceeds, after placement fees and other transaction expenses, of $18.6 million. The Series C Preferred Stock (i) is convertible into common stock on a one-for-one basis, (ii) is redeemable at a redemption price equal to the greater of one and a half times the Series C original purchase price plus declared and unpaid dividends or the fair market value of a share of Series C Preferred Stock as of the date of the redemption request and (iii) accrues dividends at 8% per annum. The Series C Preferred Stock is senior in most respects to our other series of preferred stock.

Senior Subordinated Convertible Note

On August 23, 2011, we issued a convertible promissory note, or the Convertible Note, in the principal amount of $0.3 million which was convertible into shares of the same class of our equity sold in a qualified offering. The Convertible Note accrued interest at a rate of 8% per annum. In May 2014, the Convertible Note was repaid in full.

Installment Loans

In 2011 and 2012, we entered into a number of installment loans with various commercial banks. In 2013, we completely paid off the installment loans with funding from the Revolving Credit Facility.

Debt Obligations

We believe that available funds from existing cash and cash equivalents together with cash flows generated by operations remain sufficient to fund our working capital and capital expenditure requirements for at least the next twelve months.

Management’s discussion and analysis of financial condition and results of operations

To further enhance our liquidity profile, we may choose to raise additional funds which may or may not be needed for additional working capital, capital expenditures or other strategic investments. However, we cannot provide any assurance that we will be able to raise additional capital in the future. While our management believes that we have access to capital resources through possible public or private equity offerings, debt financings, corporate collaborations or other means, if needed, we have not secured any commitment for new financing at this time, nor can we provide any assurance that new financing will be available on commercially acceptable terms, if needed.

The following table describes our line of credit and debt as of the periods indicated. During February 2015, the revolving credit facility was paid in full and closed.

	December 31,		June 30, 2015
(in thousands)	2013	2014
Revolving Credit Facility	$900	$1,646	$—
Term Loan	1,312	1,056	895
Senior Subordinated Convertible Note	297	—	—

	$2,509	$2,702	$895

OFF-BALANCE SHEET ARRANGEMENTS

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes our scheduled contractual obligations as of December 31, 2014:

(in thousands)	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Debt payments	$2,702	$1,914	$788	$—	$—
Settlement liability(1)	1,850	350	750	500	250
Operating leases	2,091	461	1,466	164	—
Capital leases	55	40	15	—	—

	$6,698	$2,765	$3,019	$664	$250

(1)	This refers to a settlement with a former employee. Payment of the total settlement amount will accelerate upon consummation of the offering contemplated by this prospectus.

Non-GAAP financial measures

EBITDA AND ADJUSTED EBITDA

In this prospectus, we provide EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin, each a non-GAAP financial measure. We define EBITDA as net (loss) income before income tax (expense) benefit, interest expense, net, and depreciation and amortization. We define Adjusted EBITDA as EBITDA less legal settlements, stock-based compensation expense and abandoned initial public offering related costs. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by total revenues. Below is a reconciliation of EBITDA and Adjusted EBITDA to net (loss) income, the most directly comparable GAAP financial measure.

We have included EBITDA and Adjusted EBITDA in this prospectus because they are measures used by our management to understand and evaluate our core operating performance. In particular, we believe that the exclusion of the expenses eliminated in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management.

A reconciliation of net (loss) income, as reported under GAAP, to EBITDA and to Adjusted EBITDA is as follows:

	Year Ended December 31,		Six Months Ended June 30,
(in thousands)	2013	2014	2014	2015
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Reconciliation of EBITDA and Adjusted EBITDA to net loss:
Net loss	$(957)	$(6,735)	$(2,236)	$(260)
Plus:
Depreciation and amortization	505	646	299	425
Interest expense, net	148	169	100	36
Income tax expense	(822)	(189)	(293)	(104)

EBITDA	(1,126)	(6,109)	(2,130)	97
Plus:
Legal settlements	—	1,885	1,885	—
Stock based compensation	36	168	5	346
Abandoned initial public offering costs	—	753	—	—

Adjusted EBITDA	$(1,090)	$(3,303)	$(240)	$443

Adjusted EBITDA Margin	(11.5%)	(21.7%)	(3.3%)	3.3%

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT JUDGMENTS AND ESTIMATES

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States of America, or GAAP. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of

Non-GAAP financial measures

assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

Net Product Sales

Our net product sales consist of revenues from sales of our pharmaceutical products, less estimates for allowances for customer credits, including estimated discounts, product returns, distribution service fees, chargeback and rebates (collectively, revenue reserves which are classified as accrued expenses). We recognize revenue for product sales when title and risk of loss has passed to the customer, which is typically upon delivery to the customer, when estimated provisions for revenue reserves are reasonably determinable, and when collectability is reasonably assured. Revenue from the launch of a new or significantly unique product, for which we are unable to develop the requisite historical data on which to base estimates of returns and allowances due to the uniqueness of the therapeutic area or delivery technologies as compared to other products in our portfolio and in the industry, may be deferred until such time that an estimate can be determined and all of the conditions above are met and when the product has achieved market acceptance, which is typically based on dispensed prescription data and other information obtained prior to and during the period following launch. Revenue and the related cost of product sales are recognized when product is delivered for all sales other than sales under unilateral right of return agreements. We record allowances for customer credits, including estimated discounts, product returns, distribution service fees, chargebacks and rebates, at the time of sale to wholesale pharmaceutical distributors and national and regional retail chains and co-op advertising and coupons. These allowances provided by us to a customer are presumed to be a reduction of the selling prices of our products and, therefore, are characterized as a reduction of revenue when recognized in our consolidated statement of operations.

Certain of our OTC products are sold under sales agreements, which provide for unilateral rights of return. Given the limited history of our OTC products, we currently cannot reliably estimate expected returns at the time of shipment. Accordingly, for sales to retailers with unilateral right of return agreements, we defer recognition of revenue and the related cost of product sales and continue to record the products as inventory until the product is sold to the ultimate customer.

Non-GAAP financial measures

Sales Deductions

When we recognize revenue from the sale of our products, we simultaneously record an adjustment to revenue for estimated product returns, wholesaler discounts, chargebacks and rebates based on historical activity. These provisions, as described in greater detail below, are estimated based on historical experience, estimated future trends, estimated customer inventory levels, current contract sales terms with our wholesale and indirect customers and other competitive factors. If the assumptions we used to calculate these adjustments do not appropriately reflect future activity, our financial position, results of operations and cash flows could be materially impacted. The following table presents the activity and ending balances for our product sales provisions for the years ended December 31, 2013 and December 31, 2014 and the six months ended June 30, 2015 (in thousands):

SALES DISCOUNTS, REBATES, CHARGEBACKS AND RETURNS ROLL FORWARD

(in thousands)	Chargebacks	Other Sales Deductions	Total
Balance, January 1, 2013	$17	$3	$20

Prior-year provision	75	9	84
Current year provision	2,015	285	2,300
Prior-year payments or credits	(92)	(12)	(104)
Current year payments or credits	(1,889)	(267)	(2,156)

Balance, December 31, 2013	$126	$18	$144

Prior-year provision	355	42	397
Current year provision	9,534	1,147	10,681
Prior-year payments or credits	(481)	(60)	(541)
Current year payments or credits	(8,495)	(1,012)	(9,507)

Balance, December 31, 2014	$1,039	$135	$1,174

Current year provision	6,274	775	7,049
Prior-year payments or credits	(983)	(122)	(1,105)
Current year payments or credits	(5,684)	(703)	(6,387)

Balance, June 30, 2015	$646	$85	$731

Product Returns.    Our provision for returns consists of our estimates of future product returns. Consistent with industry practice, we maintain a return policy that allows our customers to return product within a specified period of time both prior and subsequent to the product’s expiration date. Our return policy allows customers to receive credit for expired products within six months prior to expiration and within one year after expiration. The primary factors we consider in estimating our potential product returns include:

➢	the shelf life or expiration date of each product;

➢	historical levels of expired product returns; and

➢	estimated returns liability to be processed by year of sale based on analysis of lot information related to actual historical returns.

Non-GAAP financial measures

Wholesaler Discounts.    We offer discounts to certain wholesale distributors based on contractually determined rates.

Chargebacks.    We market and sell products directly to wholesalers, distributors, warehousing pharmacy chains and other direct purchasing groups. We also market products indirectly to independent pharmacies, non-warehousing chains, managed care organizations and group purchasing organizations, collectively referred to as indirect customers. We enter into agreements with some indirect customers to establish contract pricing for certain products. These indirect customers then independently select a wholesaler from which to purchase the products at these contracted prices. Alternatively, we may pre-authorize wholesalers to offer specified contract pricing to other indirect customers, including government entities. Under either arrangement, we provide credit to the wholesaler for any difference between the contracted price with the indirect customer and the wholesaler’s invoice price. Such credit is called a chargeback. The primary factor we consider in developing and evaluating our provision for chargebacks is average historical chargeback credits.

Other Sales Deductions.    We establish contracts with wholesalers, chain stores and indirect customers that provide for rebates, sales incentives, DSA fees and other allowances. Some customers receive rebates upon attaining established sales volumes. We estimate rebates, sales incentives and other allowances based upon the terms of the contracts with our customers, historical experience, estimated inventory levels of our customers and estimated future trends. Our rebate programs can generally be categorized into the following three types:

➢	direct rebates;

➢	indirect rebates; and

➢	Medicaid and Medicare Part D rebates.

Direct rebates are generally rebates paid to direct purchasing customers based on a percentage applied to a direct customer’s purchases from us, including DSA fees paid to wholesalers under our DSA agreements, as described above. Indirect rebates are rebates paid to indirect customers which have purchased our products from a wholesaler under a contract with us. Medicaid pricing programs involve particularly difficult interpretations of statutes and regulatory guidance, which are complex and thus our estimates could differ from actual experience.

We continually update these factors based on new contractual or statutory requirements that may impact the percentage of our products subject to rebates.

We offer certain of our customers prompt pay cash discounts. Provisions for prompt pay discounts are estimated and recorded at the time of sale. We estimate provisions for cash discounts based on contractual sales terms with customers, an analysis of unpaid invoices and historical payment experience. Estimated cash discounts have historically been predictable and less subjective due to the limited number of assumptions involved and the consistency of historical experience.

We believe that the revenue reserves we have established are reasonable and appropriate based upon current facts and circumstances. Applying different judgments to the same facts and circumstances could result in the estimated amounts for sales returns, chargebacks and rebate reserves to vary. If actual results vary with respect to our sales returns, chargebacks or rebates reserves, we may need to adjust our estimates, which could have a material effect on our results of operations in the period of adjustment.

Non-GAAP financial measures

Technologies and Services Revenue

We provide technologies and services pursuant to contracts with pharmaceutical companies. The contracts are typically structured as master service agreements which are supplemented with statements of work that describe the terms and pricing for each project or group of projects. The agreements, including the agreements with our two significant customers, are similar and may generally be terminated by the customer upon 30 days’ notice, by either party for the other party’s failure to substantially perform a material obligation under the agreement, or by either party as a result of certain events such as bankruptcy and insolvency. The agreements do not provide for refunds.

Our revenue arrangements with multiple elements are evaluated under the accounting standards for Revenue Arrangements with Multiple Deliverables. A delivered item is accounted for as a separate unit if the delivered item has standalone value. If a contract is deemed to have separate units of accounting, we allocate arrangement consideration based on their relative selling price and the applicable revenue recognition criteria are considered separately for each of the separate units of accounting. Where an item in a revenue arrangement with multiple deliverables, typically development and manufacturing services, does not constitute a separate unit of accounting and for which delivery has not occurred, we defer revenue until the delivery of the item is completed.

During 2014 and 2013, we delivered (a) technologies and services, including development and manufacturing services as well as ancillary (b) stability testing and (c) storage services under our arrangements. We used our best estimate of selling price when allocating multiple-element arrangement consideration. In estimating the selling price for stability testing and storage services, we consider sales of similar services by us and competitors, which represents third party evidence of selling price. We have determined that (a) technologies and services, (b) stability testing, and (c) storage services are separate units of accounting, since each deliverable has standalone value, and thus we utilize best estimate of selling price in allocating arrangement consideration. For technologies and services revenue, we determine the period in which the performance obligation occurs and recognizes revenue using the proportional performance method when the level of effort to complete our performance obligations under an arrangement is able to be reasonably estimated. Revenues related to stability testing and storage have historically been minimal and are recognized when those services are provided.

Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue, and we have not historically recognized any unbilled receivables.

For contracts that provide for non-refundable upfront and milestone payments, we utilize the performance-based expected revenue method of revenue recognition, which estimates the percentage of services that have already been performed in relation to the total services to be provided and then recognizes revenue equal to the portion of services to date. Because no discrete earnings event has occurred when the upfront payment is received, that amount is deferred. Under each contract, the milestones are defined, substantive effort is required to achieve the milestone, the amount of the non-refundable milestone payment is reasonable and commensurate with the effort expended, and achievement of the milestone is reasonably assured.

Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which differences are expected to reverse. We establish valuation allowances against our deferred tax assets when it is more likely than not that the benefits will not be realized prior to expiration.

Non-GAAP financial measures

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

Net deferred tax assets have been reduced by a valuation allowance of $2.0 million at December 31, 2014. After consideration of all positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations, we believe that it is more likely than not that we will not be able to utilize their net deferred tax assets. As a result, we have recorded a full valuation allowance against our deferred tax assets. The gross amount of the US net operating loss of approximately $6.0 million and the gross amount of the Florida net operating loss of approximately $6.2 million will expire in 2033 through 2034 if not utilized by us.

We are subject to income taxes in the US federal jurisdiction and various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. We are not subject to US federal, state and local tax examinations by tax authorities for years before 2011. Prior to January 1, 2012, we had elected to be treated as an S corporation. We revoked this election effective January 1, 2012. Penalties and tax-related interest expense associated with unrecognized tax benefits are reported as a component of income tax expense.

Contingencies

We are subject to various patent, product liability, government investigations and other legal proceedings in the ordinary course of business. Legal fees and other expenses related to litigation are expensed as incurred and included in general and administrative expenses. The factors we consider in developing our contingent accruals for product litigation and other contingent liability items include the merits and jurisdiction of the litigation, the nature and the number of other similar current and past litigation cases, the nature of the product and the current assessment of the science subject to the litigation, and the likelihood of the conditions of settlement being met. In addition, we accrue for certain product liability claims incurred, but not filed, to the extent we can formulate a reasonable estimate of the number of such claims and their estimated costs. We estimate these expenses based primarily on our historical claims experience and data regarding product usage. Contingent accruals are recorded in the consolidated statements of operations and comprehensive loss when we determine that a loss related to a litigation matter is both probable and reasonably estimable. Due to the fact that legal proceedings and other contingencies are inherently unpredictable, our assessments involve significant judgments regarding future events.

Stock-Based Compensation

We measure stock options and other stock-based awards granted to employees and directors based on the fair value on the date of grant and recognize the corresponding compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Generally, we issue stock options and restricted stock awards with only service-based vesting conditions and record the expense for these awards using the straight-line method.

Non-GAAP financial measures

We measure stock-based awards granted to consultants and non-employees based on the fair value of the award on the date at which the related service is complete. Compensation expense is recognized over the period during which services are rendered by such consultants and non-employees until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then current fair value of our common stock and updated assumption inputs in the Black Scholes option pricing model.

We estimate the fair value of each stock option grant using the Black Scholes option pricing model, which uses as inputs the fair value of our common stock and assumptions we make for the volatility of our common stock, the expected terms of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield.

Valuation of Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors, with input from management. In connection with these determinations, the board engaged an independent financial advisor to provide a valuation analysis of the common stock. The board of directors took into consideration the most recent analysis and its assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. We have periodically determined the estimated fair value of our common stock at various dates using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The assumptions we use in the valuation model are based on future expectations combined with management judgment. Estimating the fair value of our common stock required us to make complex and subjective judgments. We considered a combination valuation methodologies, including discounted cash flows, market and transaction approaches. In the absence of a public trading market, we exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

➢	independent third-party valuations of our common stock performed as of December 31, 2013, May 21, 2014, July 31, 2014, September 30, 2014, October 31, 2014 and January 31, 2015;

➢	the prices, rights, preferences and privileges of our preferred stock relative to our common stock;

➢	our historical operating and financial performance;

➢	our current business conditions and projections during the relevant period, including progress of our business model;

➢	the continued development of our products and product pipeline, including the development of our research and development initiatives;

➢	status of our efforts to build our management team and to retain and recruit the talent and organization required to support our anticipated growth;

➢	the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

➢	the market performance of comparable publicly traded companies in our industry; and

➢	US and global capital market conditions.

Non-GAAP financial measures

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our equity-based compensation could be materially different.

Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock.

On February 4, 2015, we adopted the 2015 Equity Incentive Plan, or 2015 Plan, whereby 2,189,645 shares were reserved for issuance. The 2015 Plan became effective when adopted, and therefore no further grants will be made under the 2012 Plan.

The following table summarizes by grant date the number of shares subject to options since January 1, 2014, the per share exercise price of the options, the fair value of common stock underlying the options on date of grant and the per share estimated fair value of the options:

Grant Date	Number of Shares Subject To Options Granted	Per Share Exercise Price of Options		Fair Value of Common Stock per Share on Option Grant Date		Per Share Estimated Fair Value of Options
April 21, 2014	986,300	$0.60		$0.60		$0.34
July 23, 2014 (modified)	572,350	$1.64	(1)(2)	$1.64	(1)	$0.60
July 28, 2014	80,000	$3.69	(3)	$1.64	(1)	$0.60
December 22, 2014 (modified)	255,305	$1.66		$1.66		$1.04	(4)
March 19, 2015	246,295	$1.83		$1.83		$0.92
March 19, 2015	15,000	$1.83		$1.83		$0.94
June 9, 2015	45,000	$1.83		$1.83		$0.94

(1)	The board of directors initially set the exercise price of the options granted in July 2014 based on the price at which the Series C preferred securities were issued to the investors in May 2014 and the board of directors’ expectation regarding the timing and probability of an initial public offering. In connection with the preparation of our consolidated financial statements, the board engaged a third-party appraiser to conduct a retrospective fair value assessment for accounting purposes. The amounts set forth above reflect the valuation of a share of common stock set forth in the 409A valuation received by the board.
(2)	On March 18, 2015, the board of directors approved the modification of options granted on July 23, 2014 to purchase 478,350 shares of our common stock by reducing the exercise price of each prior grant from $3.69 to $1.64 per share. Prior to this modification, 94,000 of the original options granted were forfeited. These forfeited shares are included in the above table. All other terms of these options, including, without limitation, the exercise date, vesting schedule and the number of shares to which each option pertains, remain unchanged. As a result of the modification of the options, the total remaining compensation cost of approximately $277,000 will be recognized over the modified awards requisite service period.
(3)	These options were forfeited prior to the date of the modification of options discussed in footnote 2 above.
(4)	On June 9, 2015, the board of directors approved the modification of options granted on December 22, 2014 to purchase 255,305 shares of the Company’s common stock by accelerating the vesting period of each prior grant from three years to immediate vesting on June 9, 2015. All other terms of these options, including, without limitation, the exercise price, exercise date and the number of shares to which each option pertains, remained unchanged. As a result of the modification of the options, approximately $224,000 of additional compensation cost was recognized as a result of the modified award for the period ending in June 2015.

Non-GAAP financial measures

Valuation of Common Stock Purchase Warrants

We record the value of our common stock purchase warrants at fair value at the date of vesting. Fair value is calculated at each reporting period and the changes in the estimated fair value are recognized as unrealized gain or loss.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2015, the Financial Accounting Standards Board, or FASB, issued final guidance that simplifies the subsequent measurement of inventories by replacing the current lower of cost or market test with a lower of cost and net realizable value test. The guidance applies only to inventories for which cost is determined by methods other than last-in first-out (LIFO) and the retail inventory method (RIM). Companies that use LIFO or RIM will continue to use existing impairment models. The guidance is effective for public business entities for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. For all other companies, the guidance is effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted. We are currently evaluating the impact of this standard on our consolidated financial statements.

In June 2015, the FASB issued a proposed ASU on share-based payments as part of its simplification initiative. The proposed ASU simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, minimum statutory withholding requirements, classification in the statement of cash flows, and classification of awards with repurchase features. We are currently evaluating the impact of this standard on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09). ASU 2014-09 represents a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled to receive in exchange for those goods or services. This ASU sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed. This ASU is effective for annual reporting periods beginning after December 15, 2016 and interim reporting periods within that reporting period. Early adoption is not permitted. Accordingly, we are currently required to adopt this ASU on January 1, 2017. On July 9, 2015, the FASB reaffirmed the guidance in its April 29, 2015 proposed ASU that defers the effective date of the new revenue recognition standard by one year and allows early adoption as of the original effective date. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU. We are currently evaluating the impact of ASU 2014-09 on our consolidated results of operations and financial position.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments in this update will explicitly require a company’s management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016. Early application is permitted. We are currently evaluating the potential impact of the adoption of this standard, but we believe its adoption will have no impact on our results of operations, cash flows or financial position.

Non-GAAP financial measures

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Market risk is the risk of loss arising from adverse changes in market rates and prices, including interest rates, commodity prices and equity prices. We do not hold any market risk sensitive instruments.

EMERGING GROWTH COMPANY STATUS

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have irrevocably elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by public companies that are not emerging growth companies.

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OVERVIEW

We are a fully integrated specialty pharmaceutical company focused on developing and, in the future, commercializing products based on our proprietary Advanced Lipid Technologies, or ALT, platform. We intend to utilize our current manufacturing facility to manufacture our proprietary product candidates, if approved. ALT is designed to enhance the bioavailability, reduce the food effect and improve the efficacy of lipids and lipophilic active pharmaceutical ingredients, or APIs. Lipids are small hydrophobic or amphipathic molecules, including fatty acids (such as omega-3 fatty acids and omega-6 fatty acids), steroids, hormones and fat-soluble vitamins (such as vitamins A, D, E and K). Our business model is to apply our ALT platform to lipids or lipophilic APIs to create unique product candidates that address the disorders and diseases that result from imbalances of lipids in the body. In addition to our primary focus of developing our proprietary products using the ALT platform, we make use of and license rights to our proprietary ALT platform and our other technologies to third parties as part of our development and manufacture of lipophilic API-based and soft-gelatin products at our facilities.

Our proprietary product pipeline, which has been developed using our proprietary ALT platform, is currently focused on diseases and disorders for which we believe lipids can be used for treatment. Our four lead product candidates are:

➢	SC411—Our proprietary product candidate SC411, which is being developed for the treatment of sickle cell disease, or SCD, has been granted orphan drug designation by the FDA. We held a pre-IND meeting with the US Food and Drug Administration, or FDA, in May 2015, during which they reviewed and provided recommendations for the design of our proposed clinical trial protocol for a pivotal trial of SC411. As agreed with the FDA, we intend to submit the final study protocol and statistical analysis plan to the FDA for its review concurrently with our Investigational New Drug Application, or IND, which we expect to submit prior to the end of 2015.

➢	SC403—Our proprietary product candidate SC403, which is being developed for the treatment of short bowel syndrome, or SBS, has been granted orphan drug designation by the FDA. We held a pre-IND meeting with the FDA in July 2015, during which they reviewed and provided recommendations for the design of our proposed clinical trial protocol. During that meeting, the FDA requested that we conduct a second rat toxicology study on juvenile rats. We are in the process of conducting toxicity studies. We expect to submit an IND to the FDA in late 2015 or during the first quarter of 2016.

➢	SC401—Our proprietary product candidate SC401 is being developed for the treatment of severe hypertriglyceridemia. We submitted an IND in July 2015, and we intend to commence two pivotal pharmacokinetic, or PK, studies in late 2015 or during the first quarter of 2016, followed by a pivotal clinical endpoint study.

➢	SC410—Our proprietary product candidate SC410 is being developed for the treatment of non-alcoholic fatty liver disease, or NAFLD. We completed a preclinical trial of SC410 in late 2014 and anticipate submitting an IND with the FDA prior to the end of 2015.

Our regulatory strategy is focused on seeking the most efficient pathway for obtaining drug approval while seeking the best available protections for our product candidates. To create our proprietary product candidates, we apply our ALT platform to a combination of lipophilic APIs, each of which is composed of active ingredients already approved by the FDA or active ingredients for which clinical proof of safety or efficacy is available in published literature. As a result, we believe that we are able to utilize the 505(b)(2) New Drug Application, or NDA, regulatory approval pathway.

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An NDA filed under Section 505(b)(2), referred to as a 505(b)(2) NDA, contains full safety and efficacy reports but allows at least some of the information required for NDA approval, such as safety and efficacy information on the active ingredient, to come from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. If the 505(b)(2) NDA applicant can establish that reliance on the FDA’s previous approval is scientifically appropriate, it may eliminate the need to conduct certain preclinical or clinical studies of the new product. We believe that this streamlined approach will reduce the risks, costs and timing of bringing our product candidates to the market. As part of our commitment to seek the best available protections for our product candidates, we have also sought and been granted, orphan drug designation for both SC411 and SC403. Upon approval of an NDA for an orphan drug, we may be granted seven years of market exclusivity, which would prevent the FDA from approving the same drug for the same disease or condition.

In connection with our licensing and related development and manufacturing services, we provide our customers with assistance throughout all phases of pharmaceutical development and product life cycle management activities: from drug design and development through commercialization. For example, we have commercial relationships with Mylan, Inc., TherapeuticsMD, Inc. and several other pharmaceutical companies. We are currently developing seven Abbreviated New Drug Application, or ANDA, drug products for third parties, four of which have been submitted and are awaiting FDA approval. We are also developing an additional four 505(b)(2) NDA drug products for third parties utilizing our proprietary technologies. We have been named as manufacturer in each of the four ANDAs submitted and expect to be named manufacturer in any future ANDA or NDA submitted by our customers. These service activities provide us with near-term revenue and operating leverage, allowing us to offset a portion of our overhead related to the development of our own products and product candidates.

We also manufacture and market over-the-counter, or OTC, and behind-the-counter lines of dietary supplements. Our dietary supplement portfolio includes highly concentrated omega-3 fatty acid supplements under our brand Ocean Blue®, prenatal vitamins, and dental health products. We market our dietary supplement products internally in the United States; while outside of the United States, we intend to utilize partners for the commercialization of these products. We believe that these activities help us defray the costs of building out our manufacturing infrastructure and enhance market awareness of our company in anticipation of the launch of our proprietary products.

OUR STRENGTHS

We believe we are well positioned to develop, manufacture and commercialize our pharmaceutical product candidates because of the following strengths:

➢	Proprietary ALT platform. We believe that our ALT platform will enable us to utilize our proprietary know-how and expertise in lipids to create unique formulations of clinically proven substances for approved and new indications. We believe that our proprietary ALT platform will enhance the bioavailability of the active drug compound, lower the effective dose, eliminate any food effects that may inhibit the absorption of the drug compound, and significantly reduce certain side effects associated with other formulations of our active ingredients. We believe our product candidates will consistently and reliably deliver lipid-based or lipid-soluble compounds, such as eicosapentaenoic acid, or EPA, docosahexaenoic acid, or DHA, and other omega-3 fatty acids, into a patient’s bloodstream to address conditions including severe hypertriglyceridemia, liver disease, pancreas-related disease, and SCD. We believe that the results of our prior human PK studies and our placebo-controlled human clinical trials of a prior formulation of SC401 and preclinical studies of SC403 demonstrate the potential impact that our ALT platform will have on the bioavailability of lipid-based therapeutics.

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➢	Vertically integrated infrastructure that allows us to rapidly take products from concept to launch. Our management and scientific personnel have significant expertise in formulation, development, clinical study services, regulatory affairs, commercialization, soft-gel manufacturing and manufacturing. We believe that this infrastructure, when used for our own product candidates, will allow us to better coordinate our regulatory objectives and our clinical trial strategy in-house, thereby advancing our product pipeline effectively and maximizing our commercial potential.

➢	One of the leading US manufacturers of soft gelatin capsules. We currently use proprietary soft gelatin encapsulation manufacturing methods to manufacture our own products and those of our customers. We believe there are a limited number of other companies in the United States that can produce soft gelatin capsules, and, to our knowledge, none of these use our proprietary methods. We believe our proprietary manufacturing methods are particularly suited to the most critical phases of the production of the capsule batches: encapsulation and drying. The one-piece soft gelatin capsules we create are flexible, hermetically-sealed, liquid-filled capsules. We have specialized expertise in the preparation of fill formulations of lipid-based compounds utilizing manufacturing techniques that allow a higher volume of production as the final drying phase of the soft gelatin capsules occurs off-line in a batch mode. We believe that our ability to use these proprietary methods in the manufacture of our proprietary product candidates will provide us with a competitive advantage and be a barrier to entry for other pharmaceutical companies.

➢	Management team with significant experience in formulating, developing and commercializing products. Our management team has extensive experience in medical and scientific research, formulations, and pharmaceutical drug development.

-	Our founder and Chief Executive Officer, Dr Frederick D. Sancilio, has over 35 years of experience in pharmaceutical research, development, formulation, manufacturing and commercialization. Prior to founding our company in 2006, his relevant experience includes his previous tenures at Burroughs-Wellcome Co., Schering-Plough Corporation, and Hoffmann-LaRoche, Inc., and the founding of three pharmaceutical companies AAIPharma Inc., Aesgen, Inc. and Endeavor Pharmaceuticals, Inc. Dr Sancilio has published over 20 articles in peer-reviewed scientific journals, and has been listed as an inventor on 25 domestic patents.

-	Our Executive Vice President and Chief Financial Officer, Marc Wolff, has over 16 years of experience in the pharmaceutical industry. He spent 15 years in global finance leadership and general management roles at Catalent Pharma Solutions, a leader in Rx soft gelatin capsule manufacturing, drug development, delivery and supply partner of drugs, biologics and consumer health products. More recently, he served as chief financial officer of JHP Pharmaceuticals, where he was responsible for all financial aspects, including human resources and information technology, and led the successful completion of the merger with Par Pharmaceutical.

-	Our Vice President of Research and Development, Dr Thorsteinn Thorsteinsson, is highly experienced in specialized soft gelatin capsule manufacturing methods and has over 20 years of experience in our industry, including his previous tenure as a formulation scientist at Banner Pharmacaps, the second largest pharmaceutical soft gelatin capsule manufacturer in the United States.

OUR STRATEGY

We intend to become a leading integrated specialty pharmaceutical company through continued execution and implementation of the following strategies:

➢	Advance our four lead product candidates. We intend to rely on the 505(b)(2) regulatory pathway for approval of our four lead product candidates. We believe the 505(b)(2) regulatory pathway will

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provide us the most cost efficient and expeditious pathway to obtain approval of our product candidates. We were granted orphan drug designation for two of our four lead product candidates and for one of our early stage product candidates. This designation could provide us with seven years of market exclusivity for any product candidate that is approved for the orphan indication.

➢	Commercialize any of our product candidates that are FDA-approved. We intend to leverage our current commercialization experience to create a small, focused sales force to commercialize those product candidates that target a limited, discrete population, such as our SC411 and SC403 product candidates. We may rely on out-licensing or co-promotion arrangements for the marketing of those product candidates that have the potential to treat extensive patient populations such as our SC401 and SC410 product candidates.

➢	Manufacture our proprietary products in our established manufacturing facilities. We believe our manufacturing facilities and years of manufacturing experience are a competitive advantage. We currently manufacture lines of our currently commercialized branded and co-branded dietary supplements and dental health products as well as clinical batches of prescription generic and prescription proprietary drugs for our third-party customers and expect to commence manufacturing commercialized levels of these generic and proprietary drugs within the next six months. We intend to leverage the economic efficiencies afforded by manufacturing our current proprietary products in our manufacturing facilities.

➢	Develop additional proprietary products by applying our ALT platform to lipophilic APIs to address unmet medical needs. We have several product candidates formulated using ALT under development that target a range of unmet medical needs in the therapeutic areas of lipid disorders, cardiovascular disease and hematology disorders, including product candidates that relate to formulations of omega-3 fatty acids, omega-6 fatty acids and fat-soluble micronutrients, which are lipid and lipophilic compounds. We also utilize our proprietary ALT platform in connection with the development and manufacture of lipid-based products for our customers in the hormone area. We believe the mechanism of ALT makes it potentially applicable to expansion into other therapeutic categories.

➢	Evaluate internal and external business development opportunities to accelerate and maximize the potential of our product candidates worldwide. We intend to continue to seek new product candidates that lie within or complement our therapeutic areas of focus to which we can acquire rights through acquisition, in-licensing or co-promotion arrangements. In addition, we currently retain worldwide commercial rights to our product candidates. Consequently, we intend to seek out-licensing or co-promotion opportunities outside of the United States for any of our product candidates which are approved.

OUR PROPRIETARY PRODUCT PIPELINE

Our proprietary product pipeline is focused on developing new or improved therapeutics which utilize lipophilic APIs. Lipids are naturally occurring molecules that include fatty acids, steroids (including hormones), fat-soluble vitamins (such as vitamins A, D, E, and K), monoglycerides, diglycerides and triglycerides, whose principal roles in the body are storing energy, signaling, and acting as structural components of cell membranes. Imbalances of lipids and lipid disorders are currently linked to numerous diseases. However, the ability to treat these imbalances and disorders has been limited based on the fact that lipids, by themselves, are not readily bioavailable and must be taken with food in order to efficiently pass through the intestinal lining.

We believe that, based upon available scientific studies, currently available treatments of lipid disorders and their related diseases are inconsistently absorbed and less bioavailable and are impacted by the

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presence or absence of food in the digestive tract, resulting in inconsistent product efficacy. We believe that our product candidates, which are lipid-based APIs formulated using our proprietary ALT platform, will be more bioavailable and consistently absorbed than existing conventional formulations, potentially improving efficacy and lowering effective doses. Furthermore, we believe that increased consistency and bioavailability of the lipophilic APIs may facilitate the use of these lipophilic APIs for the treatment of diseases and disorders for which there is no current treatment or for which the currently available treatments have significant side effects.

Our research and development efforts have primarily concentrated on the development of formulations of product candidates based on certain essential fatty acids. We believe these products, when formulated with ALT, will be more effective in the treatment of lipid disorders and their related diseases than what is currently available in the market and may treat disorders where no treatment currently exists. All of our pipeline products contain several different fatty acids, in the form of fatty acid ethyl esters, in proprietary and complex mixtures with a blend of surfactants. In the case of SC401, the mixture contains a higher amount of EPA compared with our SC403, SC410 and SC411, where the primary fatty acid is DHA. The proportion of fatty acids included in SC403, SC410 and SC411 are the same, but the formulations for these three product candidates differ in the volume of fatty acids included in each dose, the dosage size and form, the blend of surfactants and the ratio of drug to surfactants. The surfactants are pharmaceutical excipients selected for their bioavailability and are optimized in a specific ratio to the fatty acids included in the relevant product candidate to enhance the formation of micelles using ALT.

The following table sets forth information on the status of each of our product candidates, each of which is wholly owned by us:

Product Candidate	Indication	Regulatory Strategy	Current Status	Upcoming Milestones	Anticipated Commercialization Plan
SC411	Sickle Cell Disease	Orphan drug designation granted April 2015. Pursuing 505(b)(2) NDA.	Relying on published preclinical studies for IND submission.* Bridging toxicity study completed July 2015.* Pre-IND meeting with FDA held May 2015.	Anticipate submitting IND to FDA prior to the end of 2015 upon completion of manufacture of clinical trial materials (“CTM”).	In-house.

SC403	Short Bowel Syndrome	Orphan drug designation granted June 2015. Pursuing 505(b)(2) NDA.	Preclinical study completed in early 2015. Bridging toxicity study completed July 2015.* Pre-IND meeting with FDA held July 2015.	Anticipate submitting IND to FDA in late 2015 or during the first quarter of 2016 pending completion of second toxicity study** and completion of manufacture of CTM.	In-house.

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Product Candidate	Indication	Regulatory Strategy	Current Status	Upcoming Milestones	Anticipated Commercialization Plan
SC401	Severe Hypertriglyceridemia	Pursuing 505(b)(2) NDA.	Relying on preclinical studies for current marketed product. Bridging toxicity study completed July 2015.* Pre-IND meeting with FDA held in Oct. 2014. IND submitted July 2015.	Anticipate initiating PK studies in late 2015 or during the first quarter of 2016.	Licensing or partnership arrangement with third parties.

SC410	Non-Alcoholic Fatty Liver Disease	Pursuing 505(b)(2) NDA.	Preclinical study completed in 2014.	Anticipate submitting IND to FDA prior to the end of 2015 upon completion of manufacture of CTM.	Licensing or partnership arrangement with third parties.

*	As part of our INDs, we conducted a 28-day bridging rat toxicology study using our omega-3-acid ethyl esters formulation and our DHA formulation in direct comparison with an FDA-approved omega-3-acid ethyl ester. The study was completed in early July 2015.
**	As part of our IND for SC403, we are also conducting a second 28-day rat toxicology study in juvenile rats using our omega-3-acid ethyl esters formulation and our DHA formulation in direct comparison with an FDA-approved omega-3-acid ethyl ester.

Additional information about our four lead product candidates is discussed below.

SC411 Program and Sickle Cell Disease

Sickle cell disease, or SCD, is a group of hereditary blood disorders caused by a genetic mutation that affects hemoglobin, the molecule that delivers oxygen throughout the body via red blood cells. SCD is caused by a genetic mutation in the beta-chain of hemoglobin, which results in mutant hemoglobin known as sickle hemoglobin, or HbS. Hemoglobin is a protein in red blood cells that carries oxygen from the lungs to the body’s tissues and returns carbon dioxide from the tissues back to the lungs. Hemoglobin accomplishes this diametric function by binding and then releasing oxygen through allosterism, a process by which the hemoglobin molecule changes its shape to be high affinity for oxygen in the lungs, where oxygen is abundant, and low affinity for oxygen in the tissues, where oxygen must be released. Oxyhemoglobin, the high oxygen affinity form of hemoglobin, is formed in the lungs during respiration, when oxygen binds to the hemoglobin molecule, while deoxygenated hemoglobin, the low oxygen affinity form of hemoglobin, is formed when oxygen molecules are removed from the binding site as blood flows from the lungs to the body. In patients with sickle cell disease, deoxygenated HbS molecules polymerize, under low oxygen tension, and form long, rigid rods within a red blood cell, much like a “sword within a balloon.” As a consequence, the normally round and flexible red blood cell becomes rigid and elongated into a “sickled” shape. Sickled red blood cells do not flow properly in the bloodstream; they clog small blood vessels and reduce blood flow to the organs. Sickled red blood cells also die earlier than normal red blood cells and the bone marrow cannot make enough new red blood cells to replenish the dying ones, which causes a constant shortage of red blood cells. This results in inadequate oxygen delivery, or hypoxia, to all body tissues, which can lead to multi-organ failure and premature death.

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The following graphic illustrates the process by which sickling occurs in SCD patients as a result of the polymerization of deoxygenated HbS in a red blood cell, leading to occluded blood flow, in contrast to a normal red blood cell:

Cells containing HbS are rigid and prone to adhesive interactions with each other, leukocytes, platelets, plasma and vessel walls. These adhesive interactions lead to vaso-occlusion in small blood vessels and severe tissue ischemia in vital organs, and ultimately permanent organ damage. Vaso-occlusion further reduces the amount of oxygen flowing into the cell and available to body tissues. Acute vaso-occlusive events are known as crises. Crises can last from hours to days. Some patients have one episode every few years while others have many episodes each year. Crises can be severe enough to require hospitalization and can be fatal. Serious symptoms and complications often accompany crises, including pain, organ damage, infection and stroke.

Signs and symptoms of SCD usually begin in early childhood. The severity of symptoms varies from person to person and it has been postulated that clinical manifestations result from complex combinations of genetic, cellular and environmental factors. Some people have mild symptoms, while others are frequently hospitalized for more serious complications. Beginning in childhood, patients suffer unpredictable and recurrent episodes or crises of severe pain due to blocked blood flow to organs, which often leads to psychosocial and physical disability. The constant destruction of red blood cells with the release of their contents into the blood often leads to damaged or diseased blood vessels, which further exacerbate blood flow obstruction and multi-organ damage.

SCD can lead to hemolytic anemia (the destruction of red blood cells within blood vessels), vaso-occlusion (blocked blood flow to tissues), progressive multi-organ damage and early death. Patients with anemia experience fatigue, weakness, shortness of breath, dizziness, headaches, and coldness in the hands and feet. Anemia can also cause delayed growth and development in children. Deprivation of oxygen-rich blood is especially deleterious to the lungs, kidneys, spleen, and brain. A particularly serious complication of SCD is pulmonary hypertension linked to blockages in the blood vessels that supply the lungs. Pulmonary hypertension occurs in about one-third of adults with SCD and can lead to heart failure.

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Other serious consequences of the blocked blood vessels are strokes, cognitive impairment, autosplenectomy (disappearance of the spleen), ulcers of the lower extremities, impaired vision and hearing, and priapism. Blockage of the blood vessels supplying the spleen may lead to failure of that organ, which results in serious infectious conditions such as osteomyelitis (a bone infection), cholecystitis (inflammation of the gall bladder), pneumonia and urinary tract infection. Infections in sickle cell disease may also be linked to effects of the disease on other components of the immune system, such as white blood cells and complement. As a result of the vaso-occlusion and organ damage, sickle cell patients are often in a near-continuous state of inflammation. They have elevated states of certain proteins that are markers of inflammation. Sickle cell patients also often have near continuous obstructive blood clotting activity inside the blood vessels, low level most of the time but spiking during crises. Ultimately, SCD causes multi-organ dysfunction and early death in affected individuals. Many succumb to complications of chronic organ dysfunction and eventual organ failure.

Market Opportunity and Currently Available Treatments and Their Limitations

SCD is a common inherited blood disorder in the United States, affecting an estimated 90,000 to 100,000 Americans. SCD can lead to lifelong disabilities and reduce average life expectancy. In addition, the financial cost of SCD is high, both to people with the disease and to the health care system. A study published in the American Journal of Hematology estimated the cost of SCD-related care for the average patient with SCD reaching the age of 45 to exceed $460,000.

There is no single treatment for people with SCD. The only potentially curative treatment currently available for SCD patients is bone marrow transplantation, which requires a suitable matching donor and carries significant risks of rejection, graft versus host disease and death. While there are a variety of treatment options, depending on the symptoms, each of these treatments can have significant side effects. Hydroxyurea, which was initially approved as a chemotherapy drug, was approved by the FDA in 1998 for the treatment of SCD in adults. Hydroxyurea (marketed as DROXIA or Hydrea by Bristol-Myers Squibb Company as well as in generic form) is the only therapeutic approved for SCD, and there is no approved therapeutic for SCD in pediatric patients in the United States. The use of hydroxyurea is significantly limited by its side effect profile, variable patient responses and concerns of long-term toxicity. Side effects associated with hydroxyurea include impairment of fertility and the suppression of white blood cells (neutropenia) and platelets (thrombocytopenia), which place patients at risk for infection and bleeding. In addition to hydroxyurea treatment, transfusions with normal blood are used to alleviate anemia, which is a common symptom of SCD, and reduce sickling of red blood cells. Blood transfusions, however, have a number of limitations, including the expense of treatment, lack of uniform accessibility and risks ranging from allergic reactions to serious complications such as blood-borne infection and iron overload, which can cause organ damage. Finally, patients are given palliative therapy for acute pain attacks, which typically include opiates. However, side effects associated with repeated use of opiates include sedation, dizziness, nausea or vomiting, constipation, physical dependence, tolerance, and respiratory depression. Furthermore, despite the current standard of care, including hydroxyurea, blood transfusion and palliative therapy for acute pain attacks, patients with SCD continue to suffer serious morbidity and premature mortality. As a result, we believe that a safe and efficacious oral treatment for SCD would be well-received by patients, physicians and third-party payors.

Our Solution to Address Market Need

SC411 is our proprietary product candidate that is being developed for the treatment of SCD. SC411 consists of a complex proprietary mixture of various fatty acids, primarily in the form of DHA, and surfactants formulated using ALT specifically to address the treatment of SCD. The drug is encapsulated in a soft gelatin capsule and intended to be taken orally.

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As early as 1991, it was suggested that omega-3 fatty acids decrease the destruction of red blood cells in mammals. It also has been found that sickle cell patients have abnormal blood fatty acids; specifically, less DHA and EPA in red blood cells, white blood cells, platelets and plasma. These findings led naturally to the hypothesis that omega-3 fatty acids may be useful in the treatment of SCD.

As early as 2001, small human clinical trials showed that omega-3 fatty acids could reduce pain episodes in sickle cell patients, perhaps by reducing activity that leads to obstructive blood clotting. Other studies have shown that omega-3 fatty acids can increase hemoglobin levels, and reduce pain episodes, vaso-occlusive episodes, anemia, organ damage and other disease complications in sickle cell patients. For example, prior to joining us, our Clinical Research Director Dr Daak conducted a study on the effect of omega-3 fatty acid supplementation in patients with sickle cell anemia. The Daak et al study was a randomized, double-blind, placebo-controlled, 12-month clinical trial of the effects of an omega-3 fatty acid combination that was primarily DHA plus EPA (both omega-3 fatty acids) in SCD patients. The study was carried out at the University of Khartoum, Khartoum (Sudan) in collaboration with London Metropolitan University, London. Inclusion criteria for the study included no evidence of fever, infection or crisis for four weeks prior to start of the study. Exclusion criteria included presence of other chronic diseases, blood transfusion in the previous 4 months, hydroxyurea treatment, history of overt stroke, and pregnancy. There were 140 patients deemed eligible for randomization and they were distributed 1:1 between the omega-3 and placebo groups. A total of 128 patients completed the study (67 in the omega-3 group, 61 in the placebo group). The test medication (which is identified as CAEE in the graph below) was a capsule containing a blend of a high level of DHA plus EPA (both omega-3 fatty acids). The placebo capsule contained a high oleic acid oil blend. Both medication and placebo capsules contained vitamin E to prevent oxidation. To maintain the blind study, the capsules were matched in appearance and flavor. The dosing was based on age and weight. The primary endpoint was the annualized rate of clinical vaso-occlusive crisis, defined as painful events that lead to hospitalization. The secondary endpoints included incidence of severe anemia (Hb concentration < 50 g/L); number of inpatient days due to clinical vaso-occlusive crisis of blood transfusion, school attendance, mean Hb concentration, and average cell volume. Adverse events were not collected prospectively.

The patients in the study were stratified by age and sex and randomly assigned to the drug or placebo control group. Masking was maintained throughout the study. Patient information was captured at baseline on a questionnaire and in a monthly self-assessment health diary in which the patient recorded daily pain frequency/intensity, pain medication use, and hospitalizations. During the study period, in-clinic monthly follow-ups were conducted at which time the patient diaries were reviewed. Whole blood was collected at recruitment and after one year and analyzed for fatty acid composition.

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At the end of the 12-month study period, the primary endpoint, clinical vaso-occlusive crises, was reduced in the test medication group compared to the placebo group (median rate: 0 compared with 1; p<0.0001). Statistical significance was also reached for some of the secondary endpoints, number of hospitalization days due to sickle cell crisis and associated complications (median rate of 0 (IQR: 1) in the drug group compared with median rate of 0 (IQR: 6) in the placebo; p<0.05) and annualized vaso-occlusive crisis regardless of hospitalization (median rate: 2.7 in the drug group, compared with 4.6 in the placebo group; p<0.01) were also reduced by omega-3 treatment. Similarly, the patients taking omega-3 had a lower incidence of severe anemia (3.2 compared with 16.4; p<0.05) and blood transfusion rate (4.5 compared with 16.4; p<0.05). Other secondary endpoints, including percentage sequestration crisis, stroke, avascular necrosis and school attendance were not significantly different. No differences in hemoglobin, average cell volume and after hematologic variables were found between the omega-3 and placebo groups at before or after 1 year of intervention. In addition, the biochemical studied conducted in the context of this clinical trial showed that high DHA supplement resulted in a significant reduction (p<0.05) in lactate dehydrogenase (markers of hemolysis), chronic inflammation, white blood cell adhesion and oxidative stress. Statistical significance is denoted by a “p” value, which is the probability that the reported result was achieved purely by chance. Generally, a p-value less than 0.05 is considered statistically significant. By the data showing a statistical significance, we concluded that the observed effect reflects the treatment rather than sampling error or by chance.

Ahmed A. Daak et al., Effect of omega-3 (n-3) fatty acid supplementation in patients with sickle cell anemia: randomized, double-blind, placebo-controlled trial, 97 Am. J. Clin. Nutr. 37, 37-44 (2013).

Based on the concentration of DHA contained in SC411, we believe that SC411 may provide similar benefits as those observed in the Daak, et al study. We believe that SC411 will treat sickle cell disease by decreasing blood cells adhesion, chronic inflammation and red cell hemolysis, the factors that lead to reduction in pain episodes, vaso-occlusive crises and organ damage. Based on its formulation and mechanism of action, we believe that SC411 is well-positioned to deliver therapeutic amounts of DHA to sickle cell patients. We believe that SC411 has the potential to address the inflammatory symptoms (e.g., pain and fatigue) of SCD and to assist in reducing sickle cell crisis events. We believe that by consistently and reliably delivering omega-3 fatty acids into a patient’s bloodstream, the membrane of a sickle cell will become more fluid, which will prevent the cell from blocking the capillary veins. By minimizing damaged capillary veins, SC411 may be able to reduce sickle cell crisis events and related mortality.

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Planned Clinical Development and Regulatory Status

In April 2015, the FDA granted orphan drug designation for SC411 for the treatment of SCD. We have not initiated any clinical trials regarding SC411. We held a pre-IND meeting with the FDA in May 2015. During that meeting, the FDA reviewed and provided recommendations for the design of our proposed clinical trial protocol for a pivotal trial of SC411. The FDA has agreed to review the final study protocol and statistical analysis plan and asked us to submit the protocol and plan in a Type C meeting by written request.

Our proposed clinical trial protocol for the SC411 study, which will be conducted at up to 30 sites in the United States, is designed as a double-blind randomized 52-week study. We currently plan to enroll a total of approximately 141 patients in the study (94 in the SC411 group and 47 in the placebo group). This sample size is based on a 2:1 randomization ratio to receive SC411 versus placebo and a 5% significance level and 90% power after accounting for a discontinuation rate of up to 35%. The population for this study is patients aged 5 to 17 years who have a diagnosis of sickle cell anemia which includes HbSS and hemoglobin S/ß-thalassemia (documented by blood tests), have had at least two documented episodes of sickle cell crises/events within 12 months of the screening visit, and have received hydroxyurea for a minimum of 12 months or who have not received hydroxyurea. Patients will be excluded if they have received any investigational therapy for sickle cell anemia or any disease within 30 days of screening and during the course of the trial. Patient will be randomized 2:1 to SC411 or placebo. Randomization will be stratified by disease severity category (Category 1: relatively moderate—two to three painful crises in the past 12 months; and Category 2: severe—four painful crises in the past 12 months) and prior hydroxyurea use at baseline (yes or no).

The primary objective of the SC411 clinical study is to determine the efficacy of oral SC411 as a therapy for SCD, as evaluated by the number of occurrences of sickle cell crises. SC411 and a soybean oil placebo will be encapsulated in soft mini gel capsules and administered orally with or without food and water. The daily dose will be calculated based on body weight. Efficacy analyses will be performed on the ITT, Per-Protocol, or PP, and Completer Populations for the primary efficacy endpoint, and on the ITT and PP Populations for the secondary efficacy endpoints. All summaries will be performed by treatment group with patients under their randomized treatment assignment. The primary efficacy endpoint is sickle cell crisis rate, which is defined as the total number of adjudicated acute sickle cell crises divided by the total number of months in the study from randomization. Safety assessments will include adverse events, laboratory parameters, and vital signs. Efficacy assessments will include rate of sickle cell crises, the number of hospitalizations for sickle cell crises, the number of emergency room/medical facility visits for sickle cell crises, the number of hospitalization days for sickle cell crises, time to first and second crisis, and certain hematological parameters.

We intend to utilize the FDA’s 505(b)(2) NDA approval pathway, as we believe we can rely on the FDA’s previous findings of safety for a currently marketed product and published clinical data. We expect to rely on published clinical trials using a similar drug product to provide support of efficacy. Consequently, we believe we can move directly into a pivotal clinical trial. We expect to submit an IND prior to the end of 2015 and initiate the clinical trial discussed in late 2015 or in early 2016.

SC403 Program and Short Bowel Syndrome

Overview of Short Bowel Syndrome

SBS is a devastating disorder clinically defined by a failure to properly absorb nutrients (malabsorption), frequently accompanied by diarrhea, dehydration and malnutrition. SBS has numerous causes, both congenital and acquired. SBS in infants occurs when an infant is unable to absorb food nutrients properly due to problems with their small intestine. In children, SBS can occur as a congenital (present at birth)

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condition. For example, the small intestine might be abnormally short at birth, a section of the bowel might be missing, or the bowel does not form completely before birth (intestinal atresia). In other cases, patients develop conditions in which a large section of the small intestine has to be removed by surgery. In the neonatal age group, the most common causes of SBS are necrotizing enterocolitis (the inflammation and loss of blood flow to the intestine, leading to severe damage), complicated meconium ileus, abdominal wall defects, intestinal atresia, and volvulus (twisting of the intestine). Later in childhood, the primary causes of SBS are trauma, volvulus, and Crohn’s disease.

The link between small intestine loss and SBS is simple. Losing large amounts of the small intestine compromises the digestive and absorptive processes. In normal infants, the length of the small intestine is approximately 125 cm at the start of the third trimester of gestation and 250 cm at term. By adulthood, the small intestine grows to approximately 480 cm. In general, virtually all digestion and absorption is completed within the first 100-150 cm of jejunum in a healthy individual. Patients who have less than 100 cm of jejunum exhibit significant malabsorption. Adequate digestion and absorption cannot take place, and proper nutritional status cannot be maintained without supportive care, frequently including short-term and long-term PN. Whether or not a patient who at birth, or as a result of loss, has a significant decreased amount of small intestine will develop SBS depends on a number of factors. Important cofactors that help to determine whether the syndrome will develop or not include the premorbid length of the small intestine, how much intestine is lost, the age of the patient, the remaining length of small intestine and colon, the functional quality of the residual bowel, and the presence or absence of the ileocecal valve.

Market Opportunity and Currently Available Treatment Options and Their Limitations

The prevalence of SBS in the United States is difficult to estimate. According to the Short Bowel Syndrome Foundation, approximately 20,000 people in the United States suffer from SBS. In addition, according to a report published by the American Academy of Pediatrics, the incidence of SBS in infants with varying degrees of low birth weight is approximately 1% of such births, and researchers from the University of Michigan estimate the average cost of care for a child with SBS ranges from $1.0 million to $2.0 million. More important than the cost, SBS continues to contribute to infant and child mortality. Estimated mortality rates for infants and children with SBS vary substantially, depending on the definitions and causes of SBS in the sampled populations. In a 2012 report from the Pediatric Intestinal Failure Consortium, which tracked 272 infants with a gestational age of 34 weeks and birth weight of 2.1 kg for 25.7 months, 27% of the infants died, 26% underwent intestinal transplantation, and 47% were eventually weaned from PN.

There are currently no drugs approved by the FDA for use in treating SBS in infants and children, although there are three drugs that have been approved generally for the treatment of SBS (one of which is expressly prohibited from being administered to infants and children). In addition to approved drugs, the standard of care for patients with SBS often includes PN, which is the intravenous delivery of a solution containing proteins, fats, sugars and essential vitamins and minerals to the patient. However, the use of PN in pediatric populations, especially in premature infants, is frequently associated with liver injury that may ultimately result in liver failure and death. In fact, PN is itself the most important risk factor for liver disease in infants with SBS.

Recent published clinical trials using PN-fish oil instead of soy-based oils appear to slow the progression of liver disease. However, these babies have decreased ability to absorb nutrients orally and this route of administration is seldom available. In Europe, DHA is being delivered intravenously to premature infants with positive results, though this treatment method is not approved by the FDA for use in the United States and it still suffers from the risk of potential associated liver injury.

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Our Solution to Address Market Need

SC403 is our proprietary product candidate that is being developed for the treatment of SBS in premature infants. SC403 is a complex proprietary mixture of various fatty acids, primarily in the form of DHA, and a blend of surfactants formulated using ALT to specifically address the treatment of SBS. The resulting enteral drug product is then added as an additive to the mother’s breast milk or to baby formula before being fed to the infant who has SBS.

Infants with SBS typically cannot absorb sufficient fat and fluids necessary for healthy development as they have insufficient intestine to create the requisite volume of micelles for the absorption of necessary fatty acids and nutrients. In our other product candidates, which are administered via soft-gelatin capsules, micelles are created in the body upon interaction with the body’s intestinal wall, encapsulating within them the specific drug so that the micelle and drug can pass through the intestinal wall into the intestinal lining. However, SC403 is added to breast milk or to baby formula prior to its introduction to the body. Based on our preclinical studies, it appears that when SC403 is mixed with breast milk or baby formula, stable micelles are immediately formed which encapsulate the fatty acids of SC403, as expected, as well as the other nutrients that are present in the breast milk or baby formula. These micelles are then ingested by the baby and the fatty acids that comprise SC403 and the other nutrients now encapsulated in the micelle are able to pass through into the intestinal lining. By virtue of its formulation and mechanism of action, we believe SC403 (i) will increase fatty acid absorption, especially DHA, in patients with SBS and (ii) may also increase their absorption of other vital nutrients. Furthermore, by delivering nutrients to the intestinal walls, SC403 may be able to contribute to the growth of the intestinal cells.

A one-week study of SC403 using a piglet model was conducted by Harvard Medical School and Baylor University in January 2015. In this study, the piglets had their bowel shortened by surgery. One group was administered omega-3 fatty acids, primarily DHA, and the other group was administered SC403. The group that received SC403 exhibited statistically significant (p<0.05) increased levels of both DHA and EPA in their plasma as compared to the control group.

The piglets that received SC403 gained more weight than the control group (696 grams vs. 132 grams), and grew at a faster rate (65 g/kg/day vs. 13 g/kg/day), which may correlate to faster recovery. The charts below show the changes in the levels of DHA and EPA for the piglet group that received SC403 and the control group and the changes in weight of the subjects.

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General clinical characteristics and weight trends

	Control	SC403
Male, n (%)	4 (80)	3 (60)
Weight at start, g (min-max)	2490 (2354-2715)	2474 (2200-2810)
Weight at finish, g (min-max)	2594 (2560-3366)	3170 (2381-3688)
Change in weight, g (min-max)	132 (24-57)	696 (181-878)
Growth velocity, g/kg/d (min-max)	13 (2-57)	65 (19-75)
Weight change, % (min-max)	3 (0.9-24)	28 (8-31)

We believe that SC403 may permit babies and children to reduce or eliminate their use of PN, thereby reducing the risks associated with PN. Furthermore, we believe that SC403 may allow babies and children to absorb more nutrients than possible with PN or other supplements and thrive.

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Planned Clinical Development and Regulatory Status

In June 2015, the FDA granted orphan drug designation for SC403 for the treatment of SBS. We have not initiated any clinical trials regarding SC403 and we have not yet filed an IND for SC403, but expect to submit an IND to the FDA in late 2015 or during the first quarter of 2016.

In July 2015, we held a pre-IND meeting with the FDA to review our proposed protocol. The FDA requested that we conduct (i) conduct a 28-day and a 90-day additional rat toxicology studies in juvenile rats using our omega-3-acid ethyl esters formulation and our DHA formulation in direct comparison with an FDA-approved omega-3-acid ethyl ester, (ii) either provide support for the safety of an excipient in SC403 or conduct a preclinical study to quantify the impurities and (iii) conduct a dose-ranging study. The 28-day study will need to be completed before filing of the IND. We intend to utilize the FDA’s 505(b)(2) NDA approval pathway, as we believe we can rely on the data from the preclinical study conducted for us, the FDA’s previous findings of safety for approval of a currently marketed product, and published clinical data. We expect to rely on published clinical trials using a similar drug product. Consequently, we believe we can move directly into a pivotal clinical trial after completing the requested preclinical and closing studies.

SC401 Program and Severe Hypertriglyceridemia

Overview of Severe Hypertriglyceridemia

Hypertriglyceridemia refers to a condition in which patients have levels of triglycerides in their blood above 200 mg/dL, and severe hypertriglyceridemia refers to a condition involving levels of triglycerides equal to or above 500 mg/dL. Triglycerides are fats that are carried in the blood, together with cholesterol, within lipoproteins. Triglycerides above 200mg/dL is considered by the medical community as problematic, whereas, blood levels above 500mg/dL are considered severe and markedly increase risk for cardiovascular disease, pancreatitis and related events such as myocardial infarction, ischemic heart disease and stroke. Hypertriglyceridemia occurs due to both genetic and environmental factors, including obesity, sedentary lifestyle and high-caloric diets. Hypertriglyceridemia is also associated with comorbid conditions such as diabetes, chronic renal failure and nephrotic syndrome.

Market Opportunity

According to a recent National Health and Nutrition Examination Survey of dyslipidemia in the United States, it is estimated that approximately 3.5 million individuals in the United States are diagnosed with severe hypertriglyceridemia. Dyslipidemia is characterized as the elevation of low-density lipoprotein (“bad”) cholesterol, or LDL-C, or low levels of high-density lipoprotein (“good”) cholesterol, or HDL-C. The percentage of patients with severe hypertriglyceridemia has risen sharply along with the dramatic increase in obesity.

Currently Available Treatment Options and Their Limitations

For patients with severe hypertriglyceridemia (i.e., triglyceride levels = 500 mg/dL), the goal of treatment is to provide significant reductions in blood levels of triglycerides. Currently available treatments consist of dietary modifications to lower the intake of dietary fat and the use of FDA-approved drugs, including statins, drugs containing either omega-3 fatty acids or fibrates. However, we believe these treatments are often inadequate to lower levels of triglycerides below 500 mg/dL, and if the patients are left untreated, their high level of triglycerides can predispose the patient to develop acute pancreatitis, a sudden inflammation of the pancreas which can result in severe complications and has a high mortality rate despite treatment.

The leading FDA-approved treatments to lower triglyceride levels are fibrates (fenofibrate and gemfibrozil), statins, and prescription omega-3 fatty acid treatments. The use of fibrates has been shown

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to possess a risk of abnormal increases in liver enzymes and creatinine (a marker of kidney function) and, when combined with a statin, rhabdomyolysis (muscle breakdown). Niacin, a B vitamin has also long been used to increase HDL-C, but it has not proven particularly effective for use in lowering triglycerides and is considered difficult to tolerate, due to the potential for severe flushing in patients. Prescription omega-3 fatty acid treatments include Lovaza, which is marketed in the United States by GlaxoSmithKline and as Omacor in Europe; Lipanthyl, which is marketed by Abbott Laboratories outside the United States; Tricor, Trilipix and Niaspan, which are currently marketed by AbbVie, Inc.; Vascepa which is currently marketed by Amarin; and Omtryg, for which Trygg Pharma AS gained FDA approval in April 2014. In addition, AstraZeneca/Omthera Pharmaceuticals received approval for Epanova, but it is not yet being marketed.

Because of the severely elevated levels of triglycerides in our target patient population (with some as high as 2,000 mg/dL), reducing levels of triglycerides below 500 mg/dL may require reductions in levels of triglycerides of 75% or more. Few individual therapies can reduce triglyceride levels to this degree, and although we have not tested any of our product candidates in patients with triglyceride levels above 500 mg/dL, we believe that our ALT platform will enable our SC401 product candidate to provide a more substantial reduction than existing treatments. For example, Lovaza has been shown to reduce levels of triglycerides by an average of only approximately 45% in patients with baseline levels of triglycerides between 500 mg/dL and 2,000 mg/mL. Although fibrates have been shown to reduce levels of triglycerides by approximately 55% in patients with baseline levels of triglycerides between 500 mg/dL and 1,500 mg/dL, the effect of fibrates in patients with baseline levels of triglycerides greater than 2,000 mg/dL is not known with certainty. Moreover, patients with triglyceride elevations of intestinal origin may be less responsive to fibrates, which act in the liver. Given the need for significant reductions in levels of triglycerides in these patients, single or even combination therapies are often insufficient for many of these patients.

Further, the current FDA-approved therapies for the treatment of severe hypertriglyceridemia include therapies containing omega-3 fatty acids as well as EPA-only therapies, both categories of which are, we believe, poorly absorbed by the body, in part due to a significant effect of the food ingested by the patient prior to the dosage on the absorption of the therapy. The result is that some approved omega-3 therapies require patients to take four large capsules per day, sometimes split into twice-daily dosing, and each dose may have to be taken with a meal to achieve optimal absorption. Furthermore, bioavailability studies demonstrate large variances in absorption of the therapy based on the fat content of the pre-dosing meal. In addition, although many dietary supplements containing fish oils or other omega-3 fatty acid formulations are currently available on the market, many of these supplements have lower concentrations of active ingredients than our products and product candidates contain, and are not approved to treat hypertriglyceridemia.

Our Solution to Address Market Need

SC401 is our proprietary product candidate that is being developed for the treatment of severe hypertriglyceridemia. SC401 consists of a complex proprietary mixture of various fatty acids, primarily in the form of EPA and DHA, formulated using ALT to specifically address the treatment of severe hypertriglyceridemia. The drug is encapsulated in a soft gelatin capsule and intended to be taken orally. We originally had two formulations of SC401 under development. While both of the formulas were comprised of a mixture of fatty acids, primarily in the form of EPA and DHA, the actual percentage of the EPA and DHA in the mixture varied as did the purity of the EPA and DHA. We have decided to pursue the second formulation of SC401 which has substantially the same ratio of EPA and DHA as Lovaza®. We believe that this approach will allow us to rely on some of the prior clinical data previously approved by FDA in connection with its approval of Lovaza and therefore could significantly reduce the

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time for development and regulatory approval. Although SC401 has the same ratio of EPA and DHA as Lovaza, it is not deemed a generic because it has been formulated differently utilizing our proprietary ALT platform and, based on the resulting superior and more consistent bioavailability, is proposed to have a different dosing and labeling. In October 2014, we attended a pre-IND meeting with the FDA regarding the second formulation of SC401 and we subsequently submitted our IND for this formulation of SC401 in July 2015.

We believe that SC401 has the potential to treat patients with severe hypertriglyceridemia with a lower dosage than currently approved treatments: one or two capsules a day as compared to up to four capsules of certain other FDA-approved treatments, specifically Lovaza®, while achieving consistent efficacy under both fasted and fed conditions, thus potentially eliminating the need to be taken with a meal, as the labels of some approved omega-3 treatments recommend. We anticipate SC401 will eliminate the need to take the dosage with a meal, as currently needed by some of the therapies available in the market.

Clinical Trial Data for Our First Formulation of SC401

We conducted two PK studies and two Phase II studies using our first formulation of SC401. We believe that these PK studies and Phase II studies support the efficacy of our second formulation of SC401 as each of them measured the aggregate amount of omega-3 fatty acids (both DHA and EPA) in the patient system, not either omega-3 fatty acid individually. As the aggregate percentage of omega-3 fatty acids (both DHA and EPA) present in the two formulations of SC401 is materially the same, we do not expect the relative percentages of DHA and EPA within the formulation to have any clinical impact on the efficacy of SC401.

In Phase I PK studies of SC401, the formulation achieved higher levels of EPA and DHA absorption as compared with published data available from third-party studies conducted on Lovaza® and Epanova®, both of which are omega-3 fatty acid therapies currently approved by the FDA. Further, it was shown that the EPA and DHA contained in SC401 were absorbed by the body at the same rate within the error bars regardless of whether dosing occurred with a high fat meal (fed state) in the first PK study or without a meal (fasted state) in the second PK study. Although we are not currently pursuing the first formulation of SC401, we believe that the results of the PK studies and the Phase II studies for this formulation are indicative of the PK performance that we will see in the second formulation of SC401 and reflect the effectiveness of our ALT technologies when applied to lipophilic APIs.

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The following charts combine results from our Phase I PK studies of our first formulation of SC401 with published data available from third-party studies conducted on Lovaza® and Epanova® and demonstrated the total concentration of lipids (EPA and DHA) in the patients based on the passage of time.

The first Phase II clinical study of our first formulation of SC401 was a randomized, non-inert placebo-controlled clinical study, called FASTRI, of 45 patients conducted at Micro Therapeutics Research Laboratories, or MTR, for 14 days. The primary endpoint was the triglyceride lowering effects compared to Lovaza® in patients with hypertriglyceridemia (200-499mg/dL) under fasting conditions. The following chart shows dose-adjusted changes in triglycerides from baseline for each group. Our first formulation of SC401 demonstrated similar triglyceride-lowering effects compared to Lovaza® when patients did not receive a pre-dose meal and had fasted prior to receiving the therapy. No adverse events were observed in the FASTRI study. The following chart shows dose-adjusted changes in triglycerides from baseline for each group.

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These results were confirmed in a 28-day study, called FASTRII, of 36 patients, using the same primary endpoint, also conducted at MTR where SC401 lowered the triglycerides by approximately 43% (p<0.05). The results showed that SC401 lowered triglycerides at all time-points measured. Compared to the inert placebo, the mean percent change from baseline was statistically significant at Days 14 (p=0.01) and 21 (p=0.02), but not at Days 7 (p=0.41) and 28 (p=0.06). The “p-values” referred to in this paragraph represent the probability of a false positive, where positive is concluding a difference between groups. Also, no adverse events were observed in the FASTRII study. The following chart shows the changes in triglycerides from baseline for our first formulation of SC401 and placebo at 28 days.

Planned Clinical Development and Regulatory Status of Our Second Formulation of SC401

In October 2014, we held a pre-IND meeting with the FDA to discuss our development plans for a second formulation of SC401. In that meeting, the FDA requested preclinical safety data for the inactive components of the second formulation of SC401 and also provided guidance regarding comparative bioavailability studies. We intend to conduct one pivotal PK study that will compare our second formulation of SC401 and Lovaza and a second pivotal PK study that will test the effect of food on bioavailability. The FDA also commented generally on the need for and design of a final pivotal clinical study of safety and effectiveness, and offered to provide more detailed guidance after it has reviewed the results of the bioavailability studies. The FDA indicated to us that the trial duration may be shorter than we initially proposed to the FDA. We submitted an IND for our second formulation of SC401 in July 2015 and expect to initiate the two pivotal PK studies in late 2015 or early 2016. We will then discuss these results with the FDA and intend to subsequently initiate a pivotal clinical trial of safety and effectiveness.

SC410 Program and Non-Alcoholic Fatty Liver Disease

Overview of Non-Alcoholic Fatty Liver Disease

NAFLD is a common condition associated with the buildup of excess fatty acid triglycerides in liver cells not caused by alcohol use. It occurs in patients who drink little or no alcohol, and is the most common cause of chronic liver disease in North America. Most patients are asymptomatic and do not experience any complications from the disease. However, the fat that accumulates in some patients with NAFLD can cause inflammation and scarring in the liver. This more serious form of NAFLD is called nonalcoholic steatohepatitis, or NASH. NASH is liver inflammation caused by a buildup of fat in the liver which causes decreased liver function and can lead to cirrhosis, liver failure and end-stage liver disease. While NASH is most common in insulin-resistant obese adults with diabetes and abnormal serum lipid profiles, its prevalence is increasing among juveniles as obesity rates rise within this patient population. It can slowly progress to a loss of hepatic function, irreversible liver damage and ultimately cirrhosis and hepatocellular carcinoma. NASH is the third-leading and fastest growing cause of liver transplantation in the United States, accounting for approximately 7.4% of liver transplants in 2010.

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Studies have shown that metabolic abnormalities, such as diabetes, hypertension, dyslipidemia and obesity, are associated with a significant increase in the number of NAFLD patients progressing to NASH and advanced fibrosis. NAFLD is the most common liver disorder among adults in the Western world. Normally the liver contains some fat, but if more than 5-10% of the liver’s weight is fat, then it is referred to as a fatty liver, or steatosis. The spectrum of NAFLD ranges from simple steatosis to NASH, which can ultimately progress to end-stage liver disease. In addition to the accumulation of fat in the liver, NASH is characterized by inflammation and cellular damage with or without fibrosis. NASH can lead to fibrosis and eventually progress to cirrhosis, portal hypertension, esophageal varices, ascites and/or liver failure. Progression to cirrhosis and other late stage complications can occur within 5 to 10 years after initial NASH diagnosis. NASH patients with obesity and/or type-2 diabetes are at a significantly higher risk of disease progression. Once the disease advances beyond NASH to these life-threatening conditions, liver transplantation is the only alternative.

The following image provides an overview of the progression of NAFLD from a healthy liver to cirrhosis:

Risk factors for developing NASH are similar to those for NAFLD. People with type 2 diabetes appear to have an increased risk of developing NAFLD and have a higher risk of developing fibrosis and cirrhosis associated with NASH. Studies to date have described a 60-76% prevalence of NAFLD and a 22% prevalence of NASH in diabetics. NAFLD affects 10-30% of the general population in the United States and is increasing. Estimates of prevalence in other parts of the world are as high as 37%.

Market Opportunity and Currently Available Treatments and Their Limitations

NASH represents a substantial unmet medical need. According to the National Digestive Diseases Information Clearinghouse, 2-5% of Americans, or 6 million to 16 million individuals, suffer from this disease, of which an estimated 600,000 have been identified as having severe liver disease. NASH is becoming more common, largely believed to be related to the widespread increase in obesity. From 1980 to 2010, the rate of obesity in the United States alone has more than doubled in adults and more than tripled in children and is expected to increase by an additional 33% over the next two decades. Globally, the rate of obesity has also nearly doubled since 1980 and is expected to double again by 2030 if nothing is done to reverse the epidemic. NASH is one of the main causes of liver cirrhosis, behind hepatitis C and alcoholic liver disease, and is the fastest growing cause of liver transplantation in the United States.

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Currently, NASH and NAFLD are underdiagnosed due to poor disease awareness, the insufficiency of non-invasive diagnostic tools and the lack of effective approved therapies. As a confirmed diagnosis of NASH currently requires a liver biopsy, patients are often diagnosed after a blood test demonstrating elevated levels of liver enzymes, alanine aminotransferase, and aspartate aminotransferase.

Despite the rapidly increasing incidence of NASH, there are no therapies currently approved for the treatment of this common liver disorder. The NASH market has a significant unmet need for pharmacological options that are effective and well tolerated. Current options for managing patients with NASH are suboptimal and primarily rely on changes in lifestyle to reduce weight, off-label pharmacotherapy and bariatric surgery for weight loss. Weight loss is the first recommendation for NASH patients. However, weight loss is only considered clinically significant when patients are able to reduce more than 7% of their body weight, which occurs in less than 50% of NASH patients. Products utilized off label in the management of NASH comorbidities include vitamin E, insulin sensitizers such as metformin and pioglitazone, which are used for diabetic patients, and anti-hyperlipidemic agents, pentoxifylline, and ursodiol. High-dose vitamin E has been shown in a clinical study of non-diabetic patients to reduce inflammation but not fibrosis. Vitamin E is not recommended for NASH patients with type-2 diabetes due to lack of data, therefore the use of vitamin E is limited. While other off-label pharmacotherapies demonstrate inconsistent benefits or are associated with significant side effects. Bariatric surgery is believed to impact NASH through dramatic weight loss, but it has significant complications and drawbacks. These include a host of perioperative risk factors, the need to adhere to post-surgical diet and nutritional regimens and high costs. A relatively small number of these procedures are performed annually on NASH patients compared to the overall NASH population, which we believe is due to the complications and drawbacks of bariatric surgery relative to NASH patient numbers. We believe widespread increased adoption of bariatric surgery for NASH is impractical based on cost and the large number of patients who would require it. In addition, some retrospective and prospective studies have indicated that the procedure may worsen fibrosis. Liver transplant is a last resort for life-threatening complications progressing from NASH. NASH is currently the third most common reason for liver transplants in United States and is projected to surpass alcohol-based cirrhosis and viral hepatitis to become the leading indication for liver transplant by 2020. The availability of liver donors is extremely limited and the cost of a liver transplant is a significant economic burden, with an estimated cost per procedure of approximately $577,000. Studies have demonstrated that approximately 23% of patients do not survive the five-year period post-transplant.

Our Solution to Address Market Need

SC410 is our proprietary product candidate that is being developed for the treatment of NAFLD. SC410 consists of a complex proprietary mixture of various fatty acids, primarily in the form of DHA, formulated using ALT to specifically address the treatment of NAFLD. The drug is encapsulated in a soft gelatin capsule and intended to be taken orally.

We believe SC410 can substantially reduce the triglycerides in the blood and therefore, reduce the amount of fat around the liver. Recent research showed that increasing the amount of omega-3 fatty acids delivered to the membrane of the red blood cells resulted in a reduction of fat in the liver. A member of our scientific advisory board recently conducted a placebo controlled, double-blind, randomized clinical trial of 103 patients to study the effects of EPA and DHA on NAFLD. The results of that study were recently released in a report entitled “Effects of purified eicosapentaenoic and docosahexaenoic acids in non-alcoholic fatty liver disease: results from the*WELCOME study The WELCOME (Wessex Evaluation of fatty Liver and Cardiovascular markers in NAFLD with Omacor Therapy)”. In a randomised, placebo-controlled trial, the Welcome Study tested the hypothesis that 15-18 months treatment with a high dose (4 g/day) of DHA+EPA was effective in ameliorating the early stages of NAFLD, with primary outcomes related to: a) liver fat

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measured by magnetic resonance spectroscopy scan in three discrete liver zones, and b) two algorithmically derived, histologically validated, liver fibrosis scores. The study monitored adherence to the intervention in the DHA+EPA group, and potential contamination in the placebo group, by measuring erythrocyte enrichment of DHA or EPA between baseline and end of the study.

Briefly, subjects were eligible: (i) with histological confirmation of NAFLD, or (ii) imaging evidence of liver fat (ultrasound, magnetic resonance imaging or, computerized tomography scan), features of metabolic syndrome, and exclusion of other liver conditions causing liver fat accumulation or cirrhosis. Subjects were also excluded if alcohol consumption was >35 units (1 unit is 7.9 g alcohol) per week for women and >50 units per week for men, which is the threshold for harmful alcohol consumption. Additional exclusion criteria were pregnancy, breast feeding and hypersensitivity to DHA+EPA, soya or the excipients. There were 105 patients deemed eligible for randomization and they were distributed 1:1 between the Omacor and placebo groups. A total of 95 patients completed the study (47 in the Omacor group; 48 in the placebo group). The test medication was a capsule containing 380 mg DHA and 460 mg EPA. The placebo capsule contained 4g of olive oil. To maintain the blind, the capsules were matched in appearance and flavor. The primary endpoint was liver fat measured by magnetic resonance spectroscopy (MRS). The secondary endpoints included two histologically-validated liver fibrosis bio marker scores.

The patients were stratified by age and sex and randomly assigned to the drug or placebo control group. Masking was maintained throughout the study. Patient information was captured at baseline and at the end of the study. At the end of the 18-month study period, the primary endpoint, clinical liver fat was reduced in the test medication group compared to the placebo group.

	Unstandardized Coefficients		Standardized Coefficients(ß)	95% Confidence Intervals		p
	B	Std. Error		Lower	Upper
Age	0.005	0.09	0.003	-0.19	0.19	0.96
Sex	3.065	2.09	0.098	-1.09	7.22	0.14
Weight difference	0.639	0.24	0.177	0.14	1.13	0.01
MRS (average of segments 8, 5 and 3) Baseline ≥5%	0.661	0.05	0.848	0.55	0.76	<0.0001
CK 18 M65	0.003	0.003	0.070	-0.003	0.01	0.31
DHA change %	-1.694	0.61	-0.199	-2.90	-0.48	0.007

R2= 0.664 Adjusted R2= 0.64 p<0.0001

Plasma lipids and serum liver enzymes at baseline and follow up according to treatment group

	Placebo			Omacor
Variables	Baseline	End of study	p-value	Baseline	End of study	p-value
Triglycerides (mmol/L)	1.5 (0.5)	1.8 (0.6)	0.05	1.8 (0.7)	1.5 (1.2)	0.018
Cholesterol (mmol/L)	4.5 (0.8)	4.8 (1)	0.28	4.9 (1.1)	4.7 (1.1)	0.17
LDL-cholesterol (mmol/L)	2.7 (0.7)	2.8 (0.8)	0.38	3.0 (0.9)	2.8 (0.9)	0.12
HDL-cholesterol (mmol/L)	1.1 (0.3)	1.1 (0.2)	0.91	1.0 (0.2)	1.1 (0.3)	0.0001
ALT (iu/L)	59.5 (45)	48.5 (25)	0.06	55.0 (51)	44.0 (34)	0.89
AST (iu/L)	50.0 (25)	35.0 (17)	0.03	39.0 (24)	30.0 (27)	0.97

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Although the study was not able to prove there was a significant effect of the intervention on the primary outcomes in the ITT analyses; in the secondary analyses, the results indicated that erythrocyte DHA enrichment with DHA+EPA treatment is linearly associated with decreased liver fat percentage, and substantial decreases in liver fat percentage may be able to be achieved with high percentage DHA enrichment.

We believe that this study provides support for our belief that combining a unique ratio of omega-3 fatty acids that is predominantly DHA, formulated using ALT, will result in a higher amount of these polyunsaturated fatty acids being delivered and incorporated into the cell membrane of erythrocytes and may reduce the triglyceride level in the liver and may slow the disease’s progression to NASH.

Planned Clinical Development and Regulatory Status

We have not initiated any human clinical trials of SC410. A nine-week preclinical study of SC410 using a mouse model was conducted by a CRO in Japan.

The three study groups were (i) control group, with placebo, with mice from 5 to 9 weeks, (ii) SC410 with mice from 5 to 9 weeks of age and (iii) SC410 with mice from 6 to 9 weeks of age. The study found that body weight gradually increased during the treatment period in all groups. There was no difference in mean body weight between groups. In addition, the liver weight of the subjects in the SC410 groups was less than that of the subjects in the control group, although the difference was not statistically significant. The liver triglycerides tended to decrease in the SC410 5 to 9 weeks and significantly decreased in the SC410 6 to 9 week group as demonstrated in the graph below. The results suggest that SC410 might improve lipid and glucose metabolism in the liver of this mouse model.

We expect the member of our scientific advisory board who conducted previous clinical studies in humans to help us to perform our clinical trials of SC410. We intend to utilize the FDA’s 505(b)(2) NDA approval pathway, as we believe we can rely on the FDA’s previous findings of safety for a currently marketed product and published clinical data. We expect to rely on published clinical trials using a similar drug product. We plan to conduct a Phase II study of SC410. We expect to submit an IND prior to the end of 2015 and commence the clinical trial in 2016.

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Commercialized Products

Ocean Blue® Dietary Supplement Products

We currently sell various lines of highly concentrated omega-3 fatty acid products to help support cardiovascular and metabolic health under the brand Ocean Blue® to wholesalers, other health care product companies, national and regional retail chain pharmacies, group purchasing organizations and hospitals in the United States and to consumers via our website. Certain of these products are sold directly to the consumer without a prescription in a retail environment, while others, at our request, are sold only behind-the-counter in pharmacies.

Our behind-the-counter products are available through pharmacies located within Publix Super Markets, Kroger’s and Winn-Dixie stores. In mid-2013, we launched an OTC line of products that is nationally distributed and available over-the-counter at retail directly to consumers. We also offer these OTC products directly to consumers via our website and intend to opportunistically evaluate other marketing opportunities.

Our principal Ocean Blue® products include:

Behind-the-Counter

➢	Ocean Blue® Professional Omega-3 2100™, which contains among the highest amounts of omega-3 fatty acids of any product available without a prescription.

Over-the-Counter

➢	Ocean Blue® OmegaPower™, which contains a highly concentrated, pharmaceutical grade fish oil.

➢	Ocean Blue® Omega-3 MiniCaps®, which contains highly concentrated fish oil and are 1/3 of the size of our full-sized soft gels.

➢	Ocean Blue® Omega-3 + Vitamin D3 MiniCaps®, which is similar to our Omega-3 MiniCaps® but also contain Vitamin D3.

Hospital-Only

➢	Omega-3 United Dose Hospital Pack, which is the same dosage as our Ocean Blue® Professional Omega-3 2100™ but is designed and packaged for hospital use. We believe we are the only company to have a unit dose of omega-3 available for use in hospitals.

Prenatal Vitamins and Dental Health Products

We offer dietary supplements in niche markets, such as dental and women’s health. Currently, we offer a number of dental health supplements containing fluoride, including drops, tablets and a rinse marketed as dietary supplements. Our fluoride products are intended to be used as a substitute for fluoridated water for individuals living in areas where drinking water is non-fluoridated. Our fluoride products cannot be purchased over-the-counter; we require that the pharmacist obtain a prescription from a dentist or a doctor before dispensing.

We also offer two prenatal vitamins, for which we require prescriptions, that provide vitamin and nutritional supplementation throughout pregnancy and during the postnatal period for both the lactating and non-lactating mother. These products contain no artificial color, flavors, sugars, or dyes, and are gluten and saccharin free.

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The products that we currently require pharmacies to dispense only under prescription include:

Dosage Form	Name	Health Category
Tablet	Ludent® Sodium Fluoride Chewable Tablets	Dental
Tablet	MVC® Multi-Vitamin with Fluoride Chewable Tablets	Dental
Liquid Drops	Tri-Vitamin Drops with Fluoride	Dental
Liquid Drops	Sodium Fluoride Drops	Dental
Liquid	Neutral Sodium Fluoride Rinse 0.2%	Dental
Tablet	PNV Prenatal Health™ Prenatal Vitamins Plus Multivitamin Tablets	Women’s Health
Tablet	PNV Prenatal Health™ Folic Acid + Iron Multivitamin Chewable Tablets	Women’s Health

OUR PROPRIETARY ADVANCED LIPID TECHNOLOGIES PLATFORM

ALT is our proprietary platform that uses proprietary formulation and manufacturing techniques to create drug products that we believe increase the bioavailability and permit consistent absorption of lipophilic APIs. As a result, we believe that our ALT platform can be applied to various formulations of lipophilic APIs to increase their efficacy, which we believe can enhance the bioavailability and improve the pharmacokinetic profile of existing known lipid based therapeutics. Furthermore, we believe that our proprietary ALT platform has broad potential applicability in multiple new therapeutic areas that can be potentially treated with lipophilic substances by increasing bioavailability and consistent absorption of the lipids.

The Challenge of Lipophilic APIs

Lipophilic APIs are comprised of substances that are either soluble in oils or generally not soluble in water. Traditional drug research has focused on hydrophilic materials (i.e., materials that are water soluble) as they are easily absorbed into the body. By comparison, lipophilic substances including fats, oil soluble small molecules and oils themselves have a unique way of digestion in humans. By themselves, they are not readily bioavailable. In order for the body to digest or absorb lipophilic materials, it produces bile and cholesterol which surround the lipid creating a “ball-like” particle called a micelle. Without bile and cholesterol, ingested lipids are eliminated in the feces. However, bile is only produced by the body when large amounts of food enter the digestive system. Hence, micelles are only produced when someone has eaten.

When biologically active materials (a drug) that are also lipids are ingested with food, micelles are produced and digestion takes place. Micelles are small spherical particles consisting of an aqueous outer shell and a lipophilic core that entraps various lipases, or digestive enzymes, that convert fatty acid esters and triglycerides, or fat, into free (or unesterified) fatty acids and monoglycerides, or lipid molecules. Natural micelles rupture when the particles come into contact with the brush barrier of the body’s intestinal wall, and the free fatty acids and monoglycerides are then released and absorbed into the intestinal lining. Our research shows that natural micelles that form around lipids have two characteristics that limit their effectiveness. First, the micelles form only when food is present in the patient’s stomach. Second, the micelle production is less effective if the patient has eaten a low-fat meal prior to ingesting the drug compound, and not effective at all if the patient has fasted prior to ingesting the drug compound. Consequently, bioavailability of lipophilic drugs varies with food intake from almost nothing (when taken on an empty stomach) to super-bioavailable when taken with certain high fat foods or alcohol. This variability has been called the “food effect” for many drug substances and impacts the effectiveness of many therapies. To overcome this food effect, patients must take a large dosage of the drug in order to achieve effectiveness. For example, Lovaza, a lipophilic drug to treat hypertriglyceridemia, requires four large one gram capsules to be taken per day. Side effects associated

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with the administration of currently available drugs containing fatty acid esters (e.g., susceptibility to the food effect, large doses to attain efficacy, and the resulting aftertaste, unpleasant smell, and burping) are known to significantly reduce patient compliance, which can potentially lead to dangerous acute episodes for the patient and an increased burden on the healthcare system.

How ALT Works and Our Self Micellization Solutions

Attempts to create artificial micelles have generally resulted in artificial micelles that are fragile and break easily, making it difficult for the particles to deliver adequate amounts of free fatty acids and monoglycerides to the intestinal lining for absorption. Our unique and proprietary ALT platform focuses on spontaneously and efficiently creating engineered micelles that overcome certain deficiencies of both artificial and natural human micelles in the delivery of fatty acids, while at the same time mimicking some of the important characteristics of natural human micelles. Our ALT platform consists of proprietary formulation and drug delivery technologies that permit us to create micelles so that maximum absorption occurs under almost any condition. Although the application of our ALT platform to different lipophilic APIs will result in unique formulations, the structure and function of the micelles are always similar to one another and closely resemble those created naturally. The plurality of micelles is always uniform, about five microns in diameter and will carry its cargo of drugs (or lipophilic materials) to and through the intestinal cell wall thereby making the drug bioavailable. The graphics below demonstrate how micelles formed with ALT assist the body to absorb the lipids without reliance on the presence of food.

Our Current Product Candidates Formulated with our ALT Platform

Each of our product candidates is comprised of a proprietary and customized mixture of fatty acids, including omega-3 fatty acids, and at least one surfactant, which have been specifically formulated to address the specific indication for which it is being developed. The surface active agents are pharmaceutical excipients, or substances included in the dosage form, selected for their bioavailability and are optimized in a specific ratio to the lipid, and enhance the formulation of micelles using ALT. Drug compounds formulated with our ALT platform are designed not to require lipase or bile salts in order for them to be absorbed, and micelles are formed when the compounds come into contact with digestive fluids and remain stable almost indefinitely. Micelles formed using ALT form around lipids and entrap both fats and enzymes, allowing rapid digestion and the formation of free fatty acids and

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monoglycerides, which allows absorption of the drug compound. ALT provides a mechanism that permits consistent formulation of micelles, whether or not food is present in the body, and whether food that is present in the body is high or low in fat. Further, these factors should allow lower and/or less frequent dosing, as few as one to two capsules a day, and eliminates the pill burden, aftertaste, unpleasant smell and burping typically associated with currently available treatments.

Future Potential Application of our ALT Platform

Over the past decades, many lipophilic new chemical entities have not been developed into drugs. When a promising new drug was found to be lipophilic, efforts were directed toward changing the characteristics to one that was hydrophilic (water soluble). This was done by creating salt forms of drugs or various esters. In other cases, lipophilic drugs were simply not developed further because the lowest effective dose was impractical. In addition, there are many lipophilic drugs currently on the market that have significant food effect or are poorly bioavailable. We believe that we may be able increase the bioavailability of certain of these lipophilic drugs through the application of our ALT platform, thereby potentially reducing doses to practical levels or reducing side-effects, thereby making it possible for the continued development of such products.

We believe that ALT has broad potential applicability in multiple therapeutic areas that can be potentially treated with lipophilic substances including, but not limited to: attention deficit hyperactivity disorder, age-related macular degeneration, Barrett’s syndrome, bipolar syndrome, dementia, fibrotic diseases, hormone “mono and combination” therapies, traumatic brain injury and peripheral neuropathy.

PRODUCT COMMERCIALIZATION

Product Candidates

Our anticipated commercialization strategy of our product portfolio depends on the product candidate. Our goal is to retain significant control over the commercialization of our product candidates once they obtain approval, if at all, for a condition for which we have obtained an orphan drug designation. Because orphan drug candidates target the treatment of rare diseases, the additional staff needed for the sales, marketing and distribution of those product candidates is not significant due to the small patient markets.

We currently have sales, marketing and distribution capabilities established for our other commercialized products. If and when SC403 and SC411 are approved by the FDA for commercialization, we will expand our capabilities to sell into the approved product’s specific therapeutic category. Further, we expect a small, technical and focused sales team for these two specialty drug candidates will be more efficient than a traditional pharmaceutical sales force, as the important clinical customers are located in a small number of key locations. To develop the appropriate commercial infrastructure internally, we would have to invest financial and management resources.

For SC401 and SC410, we intend to out-license the commercial rights for each product, if approved, while retaining control over the manufacturing and development process. We believe selectively entering into collaboration agreements and licenses with collaborators with marketing expertise in the specific therapeutic areas for SC401 and SC410 will facilitate a faster entry into the market and minimize sales execution risk.

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In addition, we currently retain worldwide commercial rights to our product candidates. Consequently, we intend to seek out-licensing or co-promotion opportunities outside of the United States for any of our product candidates which are approved.

Commercialized Products

We sell and market our commercialized products in the United States using a variety of distribution channels dependent upon product type. Our products are distributed through the following channels:

➢	Wholesalers. We have agreements with five major drug wholesalers in the United States: McKesson Corporation, Cardinal Health Inc., AmerisourceBergen Corporation, Anda, Inc. and H.D. Smith, as well as access to their respective retail source programs. We currently sell our prenatal vitamins and dental health products through these drug wholesalers.

➢	Retail Market Chains. We conduct business with major retail pharmacy chains as well as various in-store retail pharmacies in the United States including: Walgreens, CVS, Rite Aid, Publix, BI-LO/Winn-Dixie, Kroger and other smaller regional chain pharmacies and stores.

➢	Group Purchasing Organizations. We have contracts with Group Purchasing Organizations, or GPOs, in the United States, such as Premier, Inc., Econdisc and Optisource.

➢	Direct Sales Via Website. We market and sell our OTC lines of Ocean Blue® dietary supplement products directly to consumers via one of our websites.

Our customers include wholesalers, other health care product companies, national and regional retail chain pharmacies, GPOs and hospitals. We primarily sell our Ocean Blue® products to national and regional retail pharmacy chains and to a lesser extent, to pharmaceutical wholesalers and via one of our websites. Our pharmaceutical wholesaler customers resell our products to retail pharmacy chains and other customers.

We also sell our prenatal vitamins and dental health products indirectly to certain retail pharmacy chains. These retail pharmacy chains are referred to as “indirect” customers. We have entered into agreements with some of these indirect customers to establish contract pricing for certain products that we require they dispense only under prescription. These indirect customers then independently select a wholesaler from which to purchase the products at these contracted prices. Alternatively, certain wholesalers may enter into agreements with indirect customers that establish contract pricing for certain prescription products, which the wholesalers provide. Under either arrangement, we provide credits to the wholesaler for any difference between the contracted price with the wholesaler and the indirect customer and the wholesaler’s invoice price. In addition, we provide credits to the indirect customer for any difference between the contracted price we have established with the indirect customer and the indirect customer’s invoice price from the wholesaler. Such credit is called a chargeback. See the Critical Accounting Policies section of our “Management’s Discussion and Analysis of Results of Operations and Financial Condition” for more information on chargebacks.

In the United States, wholesalers and retail drug chains have undergone, and are continuing to undergo, significant consolidation, which may result in these groups gaining additional purchasing leverage. In addition, wholesalers are increasingly entering into agreements with retail pharmacy chains to provide them with logistics, warehousing, procurement and fulfillment services, leading to the closing of retail pharmacy chain distribution centers and the shift from our selling directly to the retail pharmacy chains to indirectly by way of these wholesalers.

Our sales are generated primarily by our own sales force, with the support of our senior management team, customer service, and distribution employees. In addition, we employ pharmaceutical

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representatives to engage with and educate customers and pharmacists about our products. A substantial portion of our total revenue is derived from a limited number of customers.

Consistent with industry practice, we have a return policy that allows our customers to return products within a specified period prior to and subsequent to the expiration date. See the “Critical Accounting Policies” section of our “Management’s Discussion and Analysis of Results of Operations and Financial Condition” for a discussion of our more significant revenue recognition provisions.

TECHNOLOGIES AND SERVICES

We offer a comprehensive range of development and manufacturing services to third party pharmaceutical companies at our facilities primarily in connection with the licensing of our ALT platform. These services include formulation development, analytical, microbiological and stability testing services, production scale-up, regulatory and quality consulting, and manufacturing. Our customers range in size, and are focused on the commercialization of branded and generic pharmaceutical products. We assist with all phases of development from concept to market, and our services generally are provided on a fee-for-service basis. We always seek to become the registered manufacturer for the projects for which we offer development services.

Since 2009, we have contributed to the submission, approval or continued marketing of several products on behalf of our customers, encompassing a wide range of therapeutic categories and technologies. We believe that our ability to offer an extensive portfolio of high quality drug development and support services enables us to generate cash flows to support the cost of our internal research and development program, and use these same services to advance our own product candidates through the development cycle. Our customers are actively pursuing development of their respective product candidates. As of the date hereof, our customers have an aggregate of four ANDAs awaiting approval for which we are designated as the manufacturer of the product candidate. In addition, as of the date hereof, we manufacture clinical materials for four of our customers’ product candidates in support of their INDs and expect to be named manufacturer in any NDAs they submit.

Master Services Agreement with TherapeuticsMD

On January 30, 2015, we entered into a master services agreement with TherapeuticsMD. This agreement provides for the overall terms of the preclinical and clinical drug development and manufacturing services that we provide to TherapeuticsMD and is supplemented, from time to time, with statements of work that describe the terms and pricing for each particular project or group of projects. The master services agreement will continue until December 31, 2015 and may be extended by mutual agreement of the parties upon 60 days’ notice prior to its expiration. The agreement may be terminated by TherapeuticsMD upon 30 days’ notice, by either party for the other party’s failure to substantially perform a material obligation under the agreement, or by either party as a result of certain events such as bankruptcy and insolvency.

We currently have two outstanding statements of work under the master services agreement with TherapeuticsMD. The first statement of work, which was subsequently amended, governs multiple projects under development, and stipulates that we provide a fixed number of hours per month in exchange for a fixed fee. These hours may be allocated by TherapeuticsMD, based on its needs and the demands of the various in-process projects, between laboratory, clinical or manufacturing hours. If the agreed-upon hours are exceeded, we then bill TherapeuticsMD for the excess hours worked. The second statement of work that governs one project is for a fixed monthly amount for the duration of the project and does not provide us the ability to bill for excess time expended on the project.

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The intellectual property owned by TherapeuticsMD and supplied to us pursuant to the terms of the master services agreement remains the property of TherapeuticsMD. Any inventions (whether or not patentable), processes, techniques, improvements, discoveries, designs, formulae, copyright, trademark, trade secrets, know-how, developments, confidential information, computer software, data and documentation, and all similar intellectual property created, discovered or reduced to practice by us solely or jointly in the course of performing the services for TherapeuticsMD will be assigned to TherapeuticsMD pursuant to the agreement; provided, however, that any intellectual property that is subject in whole or in part to a claim of any patent application or issued patent that is owned or controlled by us or that incorporates any of our processes, inventions, techniques, know-how, or trade secrets that we own or control will remain our property and we will grant to TherapeuticsMD a non-exclusive, non-transferable, worldwide, royalty-free, fully paid license to use such intellectual property in connection with the procurement, use, sale and marketing of any commercial product or process arising under the agreement.

MANUFACTURING AND QUALITY CONTROL

We maintain office premises, a manufacturing facility, research, production and logistics facilities, and a warehouse in Riviera Beach, Florida. We have approximately 92,600 square feet of total space, of which 51,450 square feet are specifically dedicated to manufacturing, laboratory and warehouse space. At our manufacturing facility, which is subject to periodic inspection by the FDA, our capabilities include a complete continuum of support for our product candidates and our customers, including manufacture of the products and product candidates, and performance of the regulatory, quality assurance testing and in-house validation processes. Our office facility in Riviera Beach, Florida is used for executive offices, stability storage and laboratory space.

We have developed systems and processes to track, monitor and oversee our activities, including a quality assurance program intended to ensure that we comply with cGMPs and various other quality control measures. Our quality assurance team establishes process controls and documents and tests at appropriate stages of the manufacturing process to ensure we meet product specifications and that our finished products contain the correct ingredients, purity, strength, and composition in compliance with FDA regulations. We test incoming raw materials and finished goods to ensure they meet or exceed FDA and US Pharmacopeia standards, including physical, chemical and microbiological assays as applicable.

Our manufacturing facility is registered with the FDA and operates following dietary supplement and drug cGMP requirements as applicable. We were audited in August 2013 by the FDA. Four minor non-conformances were identified, which we believe have been addressed. We are subject to inspections by the FDA and other US government authorities. We must continually expend time, money and effort in production, recordkeeping and quality assurance and control to ensure our manufacturing facility meets applicable regulatory requirements. We also employ outside third parties, such as IHL Consulting Group, Inc., to provide rigorous quality audits of our facility for independent cGMP certification. Our customers may also engage a third-party auditor to audit our facility in connection with a given project. As a result of these efforts, we believe that we are in substantial compliance with cGMP requirements.

To meet all expected product demand, we operate and manage our manufacturing facility, and the inventory related thereto, in a manner that permits us to improve efficiency while maintaining flexibility to reallocate manufacturing capacity. For example, we utilize modular construction in our manufacturing clean rooms, and have designed our facility for optimal flexibility to reconfigure manufacturing space for particular projects in a cost-effective and dynamic manner. The facility employs state-of-the-art manufacturing techniques and equipment and has a fully equipped laboratory. We believe that our

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facility and equipment are in good condition, are well maintained and are able to operate at or above present levels for the foreseeable future, in all material respects.

At our leased office space in Mumbai, India, we have a dedicated team of four employees who oversee the operations of our clinical testing sites and provide hands-on support in the country, including oversight of quality control and quality assurance, as well as management of potential in-licensing opportunities. For our clinical trials conducted in India, we have selected only well-qualified trial sites that comply with the International Conference on Harmonisation, or ICH, Good Clinical Practice, or GCP, guidelines.

SOFT GELATIN MANUFACTURING

We believe that we are one of the leading manufacturers of soft gelatin capsules in the United States, and use our proprietary soft gelatin encapsulation manufacturing methods to manufacture our products and those of our customers. In our research and in order to commercialize our product candidates based on ALT, we developed significant expertise and proprietary technology in the manufacturing process and technology related to soft gelatin encapsulation. We believe there are only a few other companies in the United States that can produce soft gelatin drug products and to our knowledge, none of them use our proprietary methods. We believe our proprietary manufacturing methods are particularly suited to the most critical phases of the production of the capsules batches: encapsulation and drying. The one-piece soft gelatin capsules we create are flexible, hermetically-sealed, liquid-filled capsules. We have specialized expertise in the preparation of oil-filled capsules and specifically fill formulations of lipid-based compounds. The capsules are designed to be easy to swallow, mask odors, and are readily dissolved. We are also able to yield superior capacity from our machinery because we utilize techniques that allow a higher volume of production as the final drying phase of the soft gelatin capsules occurs off-line in a batch mode. We have the capacity to manufacture over 150,000 soft gelatin capsules per hour. Currently, we manufacture several of our products using these proprietary methods, and plan to also use these methods to manufacture our product candidates. We also offer the availability of soft gelatin manufacturing capabilities to our customers.

There are two parts to the capsules: the inside consists of a liquid fill material and the outer is a gelatin shell. The shell is comprised of a gelatinous formula (made of gelatin, plasticizer, water, and sometimes coloring), and the shell is filled with oils and non-aqueous liquids. The capsules are easy to swallow, mask odors, and are readily dissolved. Currently, we manufacture several of our products using these proprietary methods, and plan to also use these methods to manufacture our product candidates. We also offer the availability of soft gelatin manufacturing capabilities to our customers.

RAW MATERIALS AND INVENTORY

Many of our products and product candidates are manufactured using technically complex processes requiring specialized facilities, specific raw materials and other production constraints. We purchase, in the ordinary course of business, raw materials and supplies essential to our operations from numerous suppliers in the United States and abroad. At our leased office space in Ningbo, China, we have two employees, including a machine specialist, who oversee the production of certain raw materials necessary for the manufacture of many of our products and product candidates. For certain products, we purchase our raw materials and supplies from one source (the only source available to us) or a single-source (the only FDA-approved source among many available to us), thereby requiring us to obtain such raw materials and supplies from that particular source. There have been no recent significant availability problems or supply shortages for raw materials or supplies.

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Our customers typically negotiate and contract for the supply of their particular active pharmaceutical ingredient, or API, for formulation or incorporation in the finished product which we develop and manufacture. We participate with our customers in the qualification process for all suppliers of active pharmaceutical ingredients, including testing qualification samples of active pharmaceutical ingredients, setting incoming release specifications and assisting in determining the most suitable source for the product.

We attempt, if possible, to mitigate our raw material supply risks, through inventory management strategies. Our customers pay for the raw materials used in a project, to store the raw materials in our facility and for expired supplies. We also have high inventory turnover with respect to our raw material inputs in our product offerings.

INTELLECTUAL PROPERTY

Our success depends, in part, on our ability to protect our proprietary information and technologies, including by obtaining patents, maintaining trade secret protection and operating without infringing the proprietary rights of others. Our intellectual property portfolio is one of the means by which we attempt to protect our competitive position. We rely and intend to rely primarily on a combination of know-how, trade secrets, patents, trademarks, and contractual restrictions to protect our proprietary information and maintain our competitive position. We are diligently seeking ways to protect our intellectual property through various legal mechanisms in relevant jurisdictions.

We do not currently own or license rights to any issued patents covering our products or product candidates. As of July 31, 2015, our patent portfolio included a total of nineteen pending US patent applications related generally to pharmaceutical compositions and related methods of use, as well as methods of making lipid-based formulations and the compositions therefrom. Our patent application PCT/US2013/030211, filed March 11, 2013 (published as WO 2013/148136 A1), relates to omega-3 fatty acid ester compositions. Prior to reaching the conclusion of the period during which national phase elections could be made under the Patent Cooperation Treaty, or PCT, we filed two patent applications in the United States on August 11, 2014, as US patent application numbers 14/456,731 and 14/456,750, each having claims directed to compositions related to delivery of lipids and lipophilic compounds. We have filed national phase patent applications stemming from this PCT, application in each of 16 different countries and the European Union. In addition, on December 22, 2014, we filed three US continuation-in-part patent applications, numbers 14/578,692, 14/578,697 and 14/578,709 which also relate generally to pharmaceutical compositions and related methods of use as well as methods of making lipid-based formulations. On July 24, 2015, we filed seven US continuation applications, numbers 14/808,835, 14/808,777, 14/808,809, 14/808,847, 14/808,866, 14/808,871, and 14/808,876, all of which stem from the 14/456,750 application and which also relate generally to pharmaceutical compositions, methods of use, as well as methods of making lipid-based formulations. Patents in this family, if issued, are expected to provide protection until at least 2033.

As of July 31, 2015, our nineteen pending US patent applications also included seven US provisional patent applications, which relate to certain omega-3 fatty acid ester compositions and a variety of methods of use including, for example, use of such omega-3 fatty acid ester compositions to treat SBS, sickle cell anemia and liver-based diseases known as NAFLD and NASH. Patents relating to these applications, if issued from non-provisional applications that we timely file, would be expected to expire in 2035 and 2036, absent any adjustments or extensions and dependent upon their non-provisional filing date. We believe that each of our currently pending applications if issued in their currently pending form, would cover elements of one or more of our product candidates. However, we cannot predict whether

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these or any of our other patent applications will issue, or if they do issue, whether they will issue in a form that will provide us with any competitive advantage.

The term of individual patents extends for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the applicable countries in which they are obtained. Generally, utility patents issued in the United States have a term of 20 years from the earliest effective filing date. In addition, in certain instances, a patent term can be extended to recapture a portion of the US Patent and Trademark Office, or the USPTO, delay in issuing the patent or a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years, the total patent term including the restoration period must not exceed 14 years following FDA approval, only one patent applicable to the regulatory review period may be extended, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. The duration of foreign patents varies in accordance with provisions of applicable local law, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

In addition to patent applications, as of July 31, 2015, we owned US registered trademarks for OCEAN BLUE®, MINICAPS®, LUDENT®, MVC® and the OCEAN BLUE logo, and we have filed applications for trademark registration with the USPTO for ADVANCED LIPID TECHNOLOGIES, ALT, DEVELOPING GOOD SCIENCE INTO GREAT MEDICINE, and our Company logo. We seek to protect our proprietary information, in part, by using confidentiality agreements with our customers, employees and consultants and invention assignment agreements with our employees and selected consultants. We also have agreements with our customers which reserve our rights to our existing intellectual property and grant non-exclusive, non-transferable, worldwide, royalty-free, fully paid licenses to these customers to the extent our intellectual property is incorporated into the products we manufacture for them pursuant to such agreements. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed for us through a relationship with a third party. However, these agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For more information, please see “Risk Factors—Risks Related to Our Intellectual Property.”

OUR REGULATORY STRATEGY

We have a diversified product portfolio of products and product candidates, which were developed or are being developed using our proprietary ALT. Our regulatory strategy is focused on seeking the most efficient pathway for obtaining drug approval while obtaining the best available protections for our product candidates. As each of our current proprietary product candidates consists of either active ingredients already approved by the FDA for similar indications or active ingredients for which clinical proof of safety or efficacy is available in published literature, our current development strategy is primarily focused on availing ourselves of the benefits of Section 505(b)(2) of the FDCA for regulatory approval of our four active pipeline product candidates. To the extent applicable, we have obtained, and will continue to seek, orphan drug designation under the Orphan Drug Act to secure the exclusivity provided by the Act.

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505(b)(2) Approval Process under the Hatch-Waxman Amendments.    Typically, companies obtain FDA marketing approval for drug products pursuant to an NDA or an ANDA. A third alternative is a special type of NDA, commonly referred to as a Section 505(b)(2), or 505(b)(2) NDA, that enables the applicant to rely, in part, on FDA’s previous findings of safety and/or efficacy for a similar product, or published literature, in support of its application. As discussed above, we currently anticipate utilizing this alternative pathway for our NDA submissions.

The following table provides an overview of the general similarities and differences between the ANDA, 505(b)(2) NDA, and traditional NDA pathways:

	ANDA	505(b)(2)	Traditional NDA

Clinical Trials/Testing Required	Only to show bioequivalence.	Yes, generally
comparative
bioavailability studies
to the branded
reference product, plus
any clinical studies
needed to address
potential differences
between the branded
reference product and
the 505(b)(2) product.
May rely on the FDA’s
findings of safety and
efficacy for an existing
product, and/or
published literature, in
		application.	Yes

Results in Orange Book Listed Patents	No.	Yes, for novel formulations, other enhancements and new indications.	Yes

Exclusivity	Potential for 180 days against other generic filers if first generic to file.	Potential for five years
for a new chemical
entity or three years for
new clinical
investigations (other
than bioavailability and
bioequivalence studies)
that are essential to
approval of the
application.

Potential for 30-month
stay for Orange Book-
listed patents.

Potential for five years for a new chemical entity, or three years for new clinical investigations.

Paragraph IV Certification Required	Yes	Yes	No

Potential Orphan Drug Status	No	Yes	Yes

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Section 505(b)(2) of the FDCA allows a drug sponsor to rely, in part, on the FDA’s previous findings of safety and/or efficacy of a similar product, or published literature, in support of its application. 505(b)(2) NDAs often provide an alternate path to FDA approval for new or improved formulations or new uses of previously approved products. A 505(b)(2) NDA contains full safety and effectiveness reports but allows at least some of the information required for NDA approval, such as safety and efficacy information on the active ingredient, to come from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The FDA may require companies to perform additional studies or measurements to support the change from the approved product. However, if the 505(b)(2) NDA applicant can establish that reliance on the FDA’s previous approval is scientifically appropriate, it may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may then approve the new product candidate for all, or some, of the indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

We believe the 505(b)(2) regulatory pathway is more cost-efficient and expeditious than other possible regulatory pathways as it may make it unnecessary to conduct certain preclinical and clinical studies that would be required for a 505(b)(1) NDA. The general milestones for the FDA’s 505(b)(2) regulatory pathway after development of a formulation include:

➢	Conducting human proof of concept studies;

➢	Attending pre-IND meeting(s) with the FDA;

➢	Designing the clinical study or studies consistent with FDA expectations;

➢	Submitting an IND to the FDA and subsequent permission by the FDA to allow the clinical trials to proceed;

➢	Conducting pivotal clinical trial(s) which may include both pharmacokinetic studies and adequate and well controlled clinical studies of safety and efficacy; and

➢	Submitting the 505(b)(2) NDA to the FDA.

A typical development program for a 505(b)(2) NDA submission will include:

➢	7-, 14- or 28-day multiple dose toxicity studies in a single species;

➢	safety quantification of excipients;

➢	pharmacokinetic comparison of the approved drug to the new dosage form in humans;

➢	stability of drug compounds;

➢	description of drug product components;

➢	description of manufacturing process;

➢	one-year stability data on three commercial scale batches of drug product; and

➢	depending on the drug product and indication, may include: (i) additional toxicity studies; (ii) at least one placebo and/or active controlled clinical study in humans; (iii) a second controlled clinical study to establish the safety and efficacy of the product in the intended patient population.

A “pivotal” clinical trial is a trial conducted in humans that FDA relies upon to establish the safety and efficacy of a product. In a 505(b)(1) NDA, the pivotal clinical trial is usually a Phase 3 trial in a large number of patients that permits FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases, FDA requires two adequate and

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well controlled Phase 3 clinical trials to serve as the pivotal trials demonstrating the efficacy of the drug. As noted above, however, a 505(b)(2) NDA may rely on FDA’s finding of safety and efficacy for an already approved product if such reliance is scientifically appropriate. In many cases, such reliance can be supported by comparative bioavailability studies. The 505(b)(2) NDA may then contain only those clinical data needed to support the change from the approved drug, such as clinical data in support of a new indication. Thus, for a 505(b)(2) NDA, both the comparative bioavailability studies and the additional clinical studies, if any are required, can be considered to be pivotal clinical trials.

Based on the results of our pharmacokinetic studies and clinical trials of SC401 and preclinical studies of SC403, combined with clinical studies conducted by others suggesting the safety and efficacy of certain essential fatty acids in the treatment of other conditions, we believe that our ALT platform will enable us to create formulations for clinically proven drug compounds that will deliver the drug compounds more reliably and efficiently and thereby, potentially improve patient compliance and efficacy. As we are applying ALT to FDA-approved active ingredients, we believe that we will be able to utilize certain developmental processes to permit us to more efficiently and timely commercialize our product candidates.

As part of our IND, we also completed a 28-day bridging rat toxicology study using our omega-3-acid ethyl esters formulation and our DHA formulation in direct comparison with an FDA-approved omega-3-acid ethyl ester. After dosing our products in a 28 days rat toxicology study the No Observed Adverse Effect Level (NOAEL) is 2000 mg/kg/day or at the highest dose used in the study.

This drug development program is designed to be less extensive and lengthy and, as a result, we believe, more cost-effective than attempting to gain approval of a new chemical entity, or NCE through a 505(b)(1) NDA. By utilizing this regulatory process and developing novel formulations of established drugs, we believe that we will more quickly and efficiently develop our product candidates for FDA review and, if approval is obtained, more effectively move our product candidates to market.

The Hatch-Waxman Amendments establish periods of regulatory exclusivity for certain approved drug products, during which the FDA cannot approve (or in some cases accept) an ANDA or 505(b)(2) application that relies on the reference drug. For example, the holder of an NDA may obtain five years of exclusivity upon approval of a new drug containing a NCE that has not been previously approved by the FDA. The Hatch-Waxman Amendments also provide three years of marketing exclusivity to the holder of an NDA (including a 505(b)(2) NDA) for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical studies (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted/sponsored by the applicant. This three-year exclusivity period protects against FDA approval of ANDAs and 505(b)(2) NDA for drugs that include the innovation that required the new clinical data, though FDA may still approve ANDAs or 505(b)(2) NDAs that do not include, or carve out, the protected information.

While we expect to continue to explore product opportunities that fall within the 505(b)(2) regulatory pathway, we may seek and acquire specialty pharmaceutical products or product candidates that would not be available for review under 505(b)(2).

Orphan Drug Act.    We intend to avail ourselves of the provisions of the Orphan Drug Act. Under the Orphan Drug Act, the FDA may grant orphan drug designation to a drug or biological product intended to treat a “rare disease or condition,” which generally is a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of

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the product. We sought, and were granted orphan drug designation for our three product candidates, including two of our four lead product candidates, that targeted diseases or conditions that affect fewer than 200,000 individuals in the United States. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active ingredient to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive orphan drug marketing period in the US for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

GOVERNMENT REGULATION

General

Government authorities in the United States (at the federal, state and local level) and in other countries, including the FDA, the US Department of Health and Human Services, the Federal Trade Commission, the Consumer Product Safety Commission, the US Department of Agriculture, the US Drug Enforcement Administration and the Environmental Protection Agency, extensively regulate, among other things, the research, development, testing, quality control, manufacturing, packaging, storage, recordkeeping, approval, labeling, advertising, promotion, distribution, marketing, sale, import and export of products such as those we are developing. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations, require the expenditure of substantial time and financial resources. Our product candidates must be approved by the FDA before they may be legally marketed in the US and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in Europe are addressed in a centralized way, but country-specific regulation remains essential in many respects.

FDA Drug Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, or the FDCA, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacturing, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable US requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending New Drug Applications, or NDAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

Pharmaceutical product development for a new product or certain changes to an approved product in the US typically involves preclinical laboratory and animal tests, the submission to the FDA of an Investigational New Drug Application, or IND, which must become effective before clinical testing may

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commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on US patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses and, if possible, early evidence on effectiveness. Phase II usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance, and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases, the FDA requires two adequate and well-controlled Phase III clinical trials to demonstrate the efficacy of the drug. A single Phase III trial with other confirmatory evidence may be sufficient in rare instances where the study is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible.

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After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the US. The NDA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, currently exceeding $2,335,000, and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees, currently exceeding $110,000 per product and $569,000 per establishment. These fees are typically increased annually.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of NDAs. Most such applications for standard review drug products are reviewed within ten to twelve months; most applications for priority review drugs are reviewed in six to eight months. Priority review can be applied to drugs that the FDA determines offer major advances in treatment, or provide a treatment where no adequate therapy exists. For biologics, priority review is further limited only for drugs intended to treat a serious or life-threatening disease relative to the currently approved products. The review process for both standard and priority review may be extended by FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with cGMP is satisfactory and the NDA contains data that provides substantial evidence that the drug is safe and effective in the indication studied.

After FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

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Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

The Hatch-Waxman Amendments to the FDCA

Orange Book Listing

In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant’s product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an Abbreviated New Drug Application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, preclinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as “generic equivalents” to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

Exclusivity

Upon NDA approval of a new chemical entity or NCE, which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which the FDA cannot receive any ANDA seeking approval of a generic version of that

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drug. Certain changes to a drug, such as the addition of a new indication to the package insert, are associated with a three-year period of exclusivity during which the FDA cannot approve an ANDA for a generic drug that includes the change.

An ANDA may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA may be filed before the expiration of the exclusivity period.

Patent Term Extension

After NDA approval, owners of relevant drug patents may apply for up to a five-year patent extension. The allowable patent term extension is calculated as half of the drug’s testing phase—the time between IND submission and NDA submission—and all of the review phase—the time between NDA submission and approval up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.

For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the United States Patent and Trademark Office must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

Section 505(b)(2) New Drug Applications

As discussed above, companies typically obtain FDA marketing approval for drug products pursuant to an NDA or an ANDA. A third alternative is a special type of NDA, commonly referred to as a Section 505(b)(2), or 505(b)(2), NDA, which enables the applicant to rely, in part, on the FDA’s previous approval of a similar product, or published literature, in support of its application.

505(b)(2) NDAs often provide an alternate path to FDA approval for new or improved formulations or new uses of previously approved products. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by, or for, the applicant and for which the applicant has not obtained a right of reference. If the 505(b)(2) applicant can establish that reliance on the FDA’s prior findings of safety and/or effectiveness is scientifically appropriate, it may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all, or some, of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

To the extent that the Section 505(b)(2) applicant is relying on the FDA’s prior findings of safety or effectiveness for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. Thus approval of a 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

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Post-Approval Requirements

Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase IV testing, risk evaluation and mitigation strategies, or REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality-control, drug manufacture, packaging, and labeling procedures must continue to conform to current good manufacturing practices, or cGMPs, after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Orphan Drug Designation and Exclusivity

The Orphan Drug Act provides incentives for the development of products intended to treat rare diseases or conditions. Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects (i) fewer than 200,000 individuals in the United States or (ii) more than 200,000 individuals and for which there is no reasonable expectation that the cost of developing and making a drug available in the United States for this type of disease or condition will be recovered from sales of the product. If a sponsor demonstrates that a drug is intended to treat a rare disease or condition, the FDA may grant orphan designation for that product for the orphan disease indication, assuming that the same drug has not already been approved for the indication for which the sponsor is seeking orphan designation. If the same drug has already been approved for the indication for which the sponsor is seeking orphan designation, the sponsor must present a plausible hypothesis of clinical superiority in order to obtain orphan designation. Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first NDA applicant to receive FDA approval for a particular active moiety to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the US for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the NDA application user fee.

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Fast Track Designation and Accelerated Approval

The FDA is required to facilitate the development, and expedite the review, of drugs that target the treatment of a serious or life-threatening disease or condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. Under the fast track program, the sponsor of a new drug candidate may request that FDA designate the drug candidate for a specific indication as a fast track drug concurrent with, or after, the submission of the IND for the drug candidate. FDA must determine if the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

Under the fast track program and the FDA’s accelerated approval regulations, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments.

In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase IV or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

In addition to other benefits such as the ability to use surrogate endpoints and engage in more frequent interactions with the FDA, the FDA may initiate review of sections of a fast track drug’s NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA’s time period goal for reviewing an application does not begin until the last section of the NDA is submitted. Additionally, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Pediatric Information

Under the Pediatric Research Equity Act, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

The Best Pharmaceuticals for Children Act, or BPCA, provides NDA holders a six-month extension of any exclusivity—patent or non-patent—for a drug if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, the FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory time frame. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.

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Disclosure of Clinical Trial Information

Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Physician Drug Samples

As part of the sales and marketing process, pharmaceutical companies frequently provide samples of approved drugs to physicians. The Prescription Drug Marketing Act, or the PDMA, imposes requirements and limitations upon the provision of drug samples to physicians, as well as prohibits states from licensing distributors of prescription drugs unless the state licensing program meets certain federal guidelines that include minimum standards for storage, handling, and recordkeeping. In addition, the PDMA sets forth civil and criminal penalties for violations.

Controlled Substances

The federal Controlled Substances Act of 1970, or the CSA, and its implementing regulations establish a closed chain of distribution for entities handling controlled substances. The CSA and regulations enforced by the United States Drug Enforcement Administration, or DEA, impose registration, security, recordkeeping and reporting, storage, manufacturing, distribution, importation, exportation and other requirements on entities handling controlled substances. The DEA requires those individuals or entities that handle controlled substances to comply with these requirements in order to ensure legitimate use and prevent the diversion of controlled substances to illicit channels of commerce.

Facilities that manufacture, distribute, import or export any controlled substance must register annually with the DEA. The DEA registration is specific to a particular location, activity and controlled substance schedule. For example, separate registrations are required for importation and manufacturing activities, and the authority granted under each registration determines which schedules of controlled substances the registrant may handle. However, certain DEA registrations permit coincident activities without obtaining a separate DEA registration, such as authorizing a manufacturer to also distribute controlled substances produced by that registrant.

The CSA categorizes controlled substances into one of five schedules—Schedule I, II, III, IV or V—depending on the potential for abuse and physical or psychological dependence. Pharmaceutical products having a currently accepted medical use and that are otherwise approved for marketing may be listed as Schedule II, III, IV or V substances, with Schedule II substances presenting the highest potential for abuse and physical or psychological dependence, and Schedule V substances presenting the lowest relative potential for abuse and dependence. The DEA inspects manufacturers, distributors, importers, and exporters to review compliance with the CSA and DEA regulations including security, record- keeping and reporting prior to issuing a controlled substance registration. The specific security requirements vary by the type of business activity and the schedule and quantity of controlled substances handled by the registrant. Physical security control of controlled substances includes storage in approved vaults, safes, and cages, and through use of alarm systems and surveillance cameras. Other security measures include restricted employee access and monitoring. Once registered, manufacturing, distribution, exporting or importing facilities must maintain records documenting the manufacture, receipt, distribution, import, or export of all controlled substances. Manufacturers and distributors must submit periodic reports to the

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DEA of the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances. All DEA registrants must report any controlled substance thefts or significant losses, and must obtain authorization to destroy or dispose of controlled substances. Companies importing and exporting controlled substances must be registered with DEA and request a permit (Schedule II) or file a declaration (Schedule III-V) for each shipment. Practitioners such as pharmacies and physicians, as well as other types of entities that handle controlled substances, such as researchers and analytical laboratories, are also subject to DEA registration, record-keeping, reporting, and security requirements on the receipt, storage, and dispensing of controlled substances.

Failure to maintain compliance with applicable registration, recordkeeping and security requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on our business, operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate administrative proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

The various states, commonwealths, and the District of Columbia, also regulate controlled substances and impose similar licensing, recordkeeping, and reporting requirements on entities that handle controlled substances. Entities must independently comply with the various state requirements in addition to the federal controlled substance requirements.

Dietary Supplements

The processing, formulation, safety, manufacturing, packaging, labeling, advertising, distribution, importing, selling, and storing of dietary supplements are subject to regulation by one or more federal agencies, including the FDA, the Federal Trade Commission, or the FTC, the Consumer Product Safety Commission, or the CPSC, the US Department of Agriculture, or the USDA, and the Environmental Protection Agency, or the EPA, and by various agencies of the states and localities in which our products are sold. The FDCA governs the composition, safety, labeling, manufacturing and marketing of dietary supplements.

Marketing

Generally, dietary ingredients that were marketed in the United States prior to October 15, 1994 may be used in dietary supplements without notifying the FDA. “New” dietary ingredients (i.e., dietary ingredients that were not marketed in the United States before October 15, 1994) must be the subject of a new dietary ingredient notification submitted to the FDA at least 75 days before the initial marketing unless the ingredient has been present in the food supply as an article used for food without being chemically altered. A new dietary ingredient notification must provide evidence of a history of use or other evidence establishing that use of the dietary ingredient is reasonably expected to be safe. The FDA may determine that a new dietary ingredient notification does not provide an adequate basis to conclude that a dietary ingredient is reasonably expected to be safe. Such a determination could effectively prevent the marketing of the dietary ingredient.

The FDA has issued a draft guidance governing notification of new dietary ingredients. The draft guidance was issued for public comment and not for implementation. Even if the guidance is issued in final form, FDA guidance documents are not legally binding. Nonetheless, the guidance document provides a strong indication of the FDA’s current views, including the agency’s position on enforcement. Depending on the recommendations made in any final guidance, successfully providing notification of new dietary ingredients could become more difficult and burdensome, thereby restricting the ability to

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bring new dietary ingredients to market. Moreover, the guidance could effectively change the status of dietary ingredients that the industry has marketed as “old” dietary ingredients to “new” dietary ingredients that may require submission of a new dietary ingredient notification.

The FDCA permits “statements of nutritional support” to be included in labeling for dietary supplements without FDA pre-market approval. As the FDA has interpreted the FDCA, the FDA must be notified of those statements within 30 days of marketing. Among other things, the statements may describe the role of a dietary ingredient intended to affect the structure or function of the body or characterize the documented mechanism of action by which a dietary ingredient maintains such structure or function, but may not expressly or implicitly represent that a dietary supplement will diagnose, cure, mitigate, treat or prevent a disease. A company that uses a statement of nutritional support in labeling must possess information substantiating that the statement is truthful and not misleading. If the FDA determines that a particular statement of nutritional support is an unacceptable drug claim or an unauthorized version of a health claim, or if the FDA determines that a particular claim is not adequately supported by existing information or is otherwise false or misleading, the claim could not be used and any product bearing the claim could be subject to regulatory action.

In addition, the FDCA provides that third-party literature (e.g., a reprint of a peer-reviewed scientific publication linking a particular dietary ingredient with health benefits) may be used in connection with the sale of a dietary supplement to consumers without the literature being subject to regulation as labeling. The literature: (1) must not be false or misleading; (2) may not promote a particular manufacturer or brand of dietary supplement; (3) must present a balanced view of the available scientific information on the subject matter; (4) if displayed in an establishment, must be physically separate from the dietary supplements; and (5) should not have appended to it any information by sticker or any other method. If the literature fails to satisfy each of these requirements, FDA may prevent dissemination of such literature in connection with the related products, and any dissemination could subject the products to regulatory action as unapproved new drugs.

Manufacturing

The FDA’s cGMP regulations govern the manufacturing, packaging, labeling and holding operations of dietary supplement manufacturers. Among other things, the cGMP regulations impose significant recordkeeping requirements on manufacturers. The FDA conducts inspections of dietary supplement manufacturers pursuant to these requirements. There remains considerable uncertainty with respect to the FDA’s interpretation of the regulations and their actual implementation in manufacturing facilities. In addition, the FDA’s interpretation of the regulations will likely change over time as the agency becomes more familiar with the industry and the regulations. The failure of a manufacturing facility to comply with the cGMP regulations renders products manufactured in that facility adulterated, and subjects those products and the manufacturer to a variety of potential FDA enforcement actions. In addition, under recent amendments to the FDCA, the manufacturing of dietary ingredients contained in dietary supplements will be subject to similar or even more burdensome requirements, which will likely increase the costs of dietary ingredients and subject suppliers of such ingredients to more rigorous inspections and enforcement. In addition, importers will be required to take measures to ensure that the foods they import, including dietary supplements and dietary ingredients, meet domestic requirements. This could increase the cost of those products, subject their importation to greater scrutiny, and potentially restrict their availability.

Advertising

The FTC exercises jurisdiction over the advertising of dietary supplements. The FTC considers whether a product’s advertising claims are accurate, truthful and not misleading pursuant to its authority under the

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Federal Trade Commission Act. The FTC has instituted numerous enforcement actions against dietary supplement companies for failure to adequately substantiate claims made in advertising or for the use of otherwise false or misleading advertising claims. These enforcement actions have resulted in consent decrees and the payment of civil penalties and/or restitution by the companies involved. Such actions can result in substantial financial penalties and significantly restrict the marketing of a dietary supplement.

Adverse Event Reporting

The manufacturer, packer or distributor of a dietary supplement marketed in the United States whose name appears on the label of the supplement is required to report serious adverse events associated with the use of that supplement to the FDA. Based on that (or other) information, the FDA or another agency may take actions against dietary supplements or dietary ingredients that in its determination present a significant or unreasonable risk of illness or injury, which could make it illegal to sell those products.

Enforcement

The FDA has broad authority to enforce the FDCA provisions applicable to dietary supplements, including powers to issue a public warning or notice of violation letter to a company, publicize information about illegal products, request a voluntary recall, order a mandatory recall, administratively detain domestic products, detain products offered for import, request the Department of Justice to initiate a seizure action, an injunction action or a criminal prosecution in the US courts and administratively revoke manufacturing facility registrations, thereby effectively enjoining manufacturing of dietary ingredients and dietary supplements without judicial process.

Marketed Unapproved Drugs

The FDA has the authority to take regulatory action and seek other enforcement action against all marketed unapproved drugs. In general, the FDA has employed a risk-based enforcement approach with regard to marketed unapproved drugs, and in 2011 FDA published a Compliance Policy Guide, or CPG, explaining this approach and its enforcement priorities. Although the CPG is not legally binding on the Agency, the FDA stated in the CPG that, for unapproved drugs marketed as of September 19, 2011, it will exercise its enforcement discretion according to certain enforcement priorities. Unapproved drugs introduced to the market after that date, however, are subject to immediate enforcement action at any time, without prior notice and without regard to the stated enforcement priorities.

The FDA’s enforcement priorities, as described in the 2011 CPG are: (i) drugs with potential safety risks; (ii) drugs that lack evidence of effectiveness; (iii) health fraud drugs; (iv) drugs that present direct challenges to the new drug approval system (such as those that directly compete with an approved drug) and over-the-counter drug monograph system (such as those marketed in violation of a final and effective drug monograph); (v) unapproved new drugs that are also violative of the FDCA in other ways (such as unapproved drugs that also violate cGMPs); and (vi) drugs that are reformulated to evade an FDA enforcement action.

The FDA generally evaluates on a case-by-case basis whether to take enforcement action against a marketed unapproved drug. When evaluating whether to take enforcement action against a marketed unapproved drug (marketed on or before September 19, 2011), the FDA generally takes into account a number of considerations including the public need for the drug, the difficulty associated with obtaining FDA approval for the drug, the burden on affected parties of immediately removing the product from the market, and FDA’s resources. In addition, certain products—such as those subject to the ongoing Drug Efficacy Study Implementation, or DESI, proceeding and the over-the-counter drug monograph proceeding—may generally remain on the market during the pendency of that proceeding.

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Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any drug products for which we may obtain regulatory approval. Sales of any of our product candidates, if approved, will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government health programs such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a third-party payor will provide coverage for a drug product typically is separate from the process for setting the price of a drug product or for establishing the reimbursement rate that a payor will pay for the drug product once coverage is approved. Third-party payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the approved drugs for a particular indication.

In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Whether or not we conduct such studies, our product candidates may not be considered medically necessary or cost-effective. A third-party payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product. Third-party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the pricing of drugs have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost-effectiveness of drug products and medical services and questioning safety and efficacy. If these third-party payors do not consider our products to be cost-effective compared to other available therapies, they may not cover our products after FDA approval or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit. The US government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals such as our drug product candidates and could adversely affect our net revenue and results.

Pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements for any of our products.

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The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on drug pricing. Coverage policies, third-party reimbursement rates and drug pricing regulation may change at any time. In particular, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, which we collectively refer to as the Affordable Care Act, contains provisions that have the potential to substantially change healthcare delivery and financing, including impacting the profitability of drugs. For example, the Affordable Care Act revised the methodology by which rebates owed by manufacturers to the state and federal government for covered outpatient drugs under the Medicaid Drug Rebate Program, extended the Medicaid Drug Rebate Program to utilization of covered drugs dispensed to individuals enrolled in Medicaid managed care organizations and subjected manufacturers to new annual fees and taxes for certain branded prescription drugs. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare Law and Regulation

Healthcare providers, physicians and third-party payors play a primary role in the recommendation and prescribing of any product candidates for which we may obtain marketing approval. Our business operations and arrangements with investigators, healthcare professionals, consultants, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws. These laws may constrain the business or financial arrangements and relationships through which we research, manufacture, market, promote, sell and distribute our products that obtain marketing approval. Restrictions under applicable federal and state healthcare laws, include, but are not limited to, the following:

➢	the federal healthcare Anti-Kickback Statute prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

➢	the federal false claims laws and civil monetary penalties law impose penalties and provide for civil whistleblower or qui tam actions against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent or making a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government;

➢	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, among other things, imposes criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

➢	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without proper written authorization;

➢	the federal transparency requirements under the Affordable Care Act requires manufacturers of drugs, devices, biologicals and medical supplies to annually report to the Centers for Medicare & Medicaid

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Services, or CMS, an agency within the US Department of Health and Human Services, or HHS, information related to payments and other transfers of value provided to physicians and teaching hospitals and certain ownership and investment interests held by physicians and their immediate family members; and

➢	analogous state and foreign laws, such as state anti-kickback and false claims laws, that may apply to our business operations, including our sales or marketing arrangements and claims involving healthcare items or services reimbursed by governmental third-party payors, and, in some instances, also such claims reimbursed by non-governmental third-party payors, including private insurers.

Similar to the federal law, certain states also have adopted marketing and/or transparency laws relevant to manufacturers, some of which are broader in scope. Other states impose restrictions on manufacturers marketing practices and require tracking and reporting of gifts, compensation and other remuneration to healthcare professionals and entities. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant administrative, civil, and/or criminal penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid and the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to administrative, civil and/or criminal sanctions, including exclusions from government funded healthcare programs.

Manufacture and Distribution

The FDA mandates that dietary supplements and drugs be manufactured, packaged and labeled in conformity with cGMPs established by the FDA. In complying with cGMP regulations, manufacturers must continue to expend time, money and effort to assure proper design, monitoring and control of manufacturing processes and facilities to assure the identity, strength, quality and purity of the drug products. The FDA periodically inspects our manufacturing facility to ensure compliance with applicable cGMP requirements. Failure to comply with the statutory and regulatory requirements subjects us to possible legal or regulatory action, such as suspension of manufacturing, seizure of product or voluntary recall of a product. Adverse experiences with the use of products must be reported to the FDA and could result in the imposition of market restrictions through labeling changes or product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy occur following approval.

The federal government has extensive enforcement powers over the activities of pharmaceutical manufacturers, including authority to withdraw product approvals, commence actions to seize and prohibit the sale of unapproved or non-complying products, to halt manufacturing operations that are not in compliance with cGMPs, and to impose or seek injunctions, voluntary recalls and civil, monetary and criminal penalties. Such a restriction or prohibition on sales or withdrawal of approval of products marketed by us could materially adversely affect our business, financial condition and results of operations and cash flows.

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Marketing authorization for our products is subject to revocation by the applicable governmental agencies. In addition, modifications or enhancements of approved products or changes in manufacturing locations are in many circumstances subject to additional FDA approvals, which may be subject to a lengthy application process and may or may not be approved.

The distribution of pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, as part of the FDCA which regulates such activities at both the federal and state level. Under the PDMA and its implementing regulations, states are permitted to require registration of manufacturers and distributors who provide pharmaceuticals even if such manufacturers or distributors have no place of business within the state. States are also permitted to adopt regulations limiting the distribution of product samples to licensed practitioners. The PDMA also imposes extensive licensing, personnel recordkeeping, packaging, quantity, labeling, product handling and facility storage and security requirements intended to prevent the sale of pharmaceutical product samples or other product diversions.

The FDA Amendments Act of 2007 imposed additional obligations on pharmaceutical companies and delegated more enforcement authority to the FDA in the area of drug safety. Key elements of this legislation give the FDA authority to (i) require that companies conduct post-marketing safety studies of drugs, (ii) impose certain drug labeling changes relating to safety, (iii) mandate risk mitigation measures such as the education of healthcare providers and the restricted distribution of medicines, (iv) require companies to publicly disclose data from clinical trials and (v) pre-review television advertisements.

We are also subject to the jurisdiction of various other federal and state regulatory and enforcement departments and agencies, such as the Federal Trade Commission, the Department of Justice and the Department of Health and Human Services in the United States. We are also licensed by the US Drug Enforcement Administration to procure and produce controlled substances. We are, therefore, subject to possible administrative and legal proceedings and actions by these organizations. Such actions may result in the imposition of civil and criminal sanctions, which may include fines, penalties and injunctive or administrative remedies.

Environmental, Health and Safety Regulation

We are subject to numerous federal, state, local and foreign laws and regulations governing, among other things, the generation, use, management, handling, transportation and disposal of our products and our non-hazardous and hazardous substances and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water and groundwater, the cleanup of contaminated sites and the health and safety of our employees. Failure to comply with those laws and regulations could result in costs for corrective action, penalties or the imposition of other liabilities. Changes in environmental, health and safety laws or the interpretation thereof or the development of new facts could also cause us to incur additional capital and operational expenditures to maintain compliance with environmental, health and safety laws and regulations. We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment without regard to fault or knowledge about the condition or action causing the liability. Under certain of these laws and regulations, such liabilities can be imposed for cleanup of previously owned or operated properties or third party waste disposal sites. The presence of contamination from those substances or wastes could also adversely affect our ability to utilize our properties. Compliance with environmental laws and regulations has not had a material effect upon our earnings or financial position; however, if we violate any environmental obligation, it could have a material adverse effect on our business or financial performance.

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CUSTOMERS

Our customers purchase and resell or distribute our products. They include wholesalers, other health care product companies, national and regional retail chain pharmacies, GPOs and hospitals. The customers that represent 10% or more of our total consolidated revenue in 2013 and 2014 are as follows:

Customer	2013	2014
TherapeuticsMD	49%	46%
McKesson Corporation	15%	14%

COMPETITION

The markets in which we compete are generally broad based and highly competitive. We compete with pharmaceutical, biopharmaceutical, biotechnology and dietary supplement companies developing similar products and technologies, as well as numerous academic and research institutions, governmental agencies and private organizations engaged in drug funding or research and discovery activities. Important competitive factors include:

➢	product efficacy;

➢	safety and ease of use;

➢	price and demonstrated cost-effectiveness;

➢	marketing effectiveness;

➢	product labeling;

➢	customer service; and

➢	research and development of new products and processes.

The pharmaceutical products industry and, in particular the emerging field of lipidomics, is subject to rapid and intense technological change. Potential competitors to SC401 include large, well-established pharmaceutical companies, specialty pharmaceutical sales and marketing companies and specialized cardiovascular treatment companies. These companies include GlaxoSmithKline plc, which currently markets Lovaza, a prescription omega-3 fatty acid indicated for patients with severe hypertriglyceridemia; AstraZeneca/Omthera Pharmaceuticals, which currently markets Epanova, a prescription omega-3 fatty acid indicated for patients with high triglycerides and severe hypertriglyceridemia; Abbott Laboratories, which currently markets Lipanthyl (a fibrate) for the treatment of high triglycerides and severe hypertriglyceridemia; AbbVie, Inc., which currently markets Tricor and Trilipix for the treatment of severe hypertriglyceridemia and mixed dyslipidemia and Niaspan, which is primarily used to raise HDL-C, but is also used to lower triglycerides; and Trygg Pharma AS, which gained FDA approval in April 2014 for Omtryg, a prescription omega-3-acid ethyl-ester indicated for the treatment of high triglycerides and severe hypertriglyceridemia. In April 2014 and June 2014, Teva Pharmaceutical Industries Ltd., and Par Pharmaceuticals, Inc., respectively, obtained FDA approval to market generic versions of Lovaza in the United States. Other companies are also seeking to introduce generic versions of Lovaza.

Other companies are also developing products that, if approved, will compete directly with SC401 and some of our other product candidates. These companies, which are in the various stages of clinical development for the development of omega-3 prescription therapies indicated for the treatment of high

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triglycerides, include Acasti Pharma Inc., a subsidiary of Neptune Technologies and Bioressources Inc. (Phase II); Catabasis Pharmaceuticals, Inc. (Phase II); Resolvyx Pharmaceuticals, Inc. (Phase II); and Matinas BioPharma Holdings, Inc. (IND submitted).

With respect to SC403, there is one drug, hydroxyurea, which is available in generic form or in branded form from Bristol-Myers Squibb Company, which has been approved for the treatment of SCD. In addition, there are several companies that are developing product candidates for chronic treatment of SCD that, if approved will compete with SC411 including (1) Global Blood Therapies which is developing a hemoglobin modifier that binds to hemoglobin molecules, (2) Selexys Pharmaceuticals Corporation (in collaboration with Novartis AG), which is engaged in the clinical development of SelG1, an anti-P-selectin monoclonal antibody, and (3) Baxter International Inc., which is conducting a Phase 2 clinical trial of Aes-103, an orally available small molecule compound that is also intended to work by increasing hemoglobin oxygen affinity. In addition, other companies are developing one-time therapies for SCD, including hematopoietic stem cell transplantation, gene therapy and gene editing. In particular, Bellicum Pharmaceuticals, Inc. is conducting a Phase 1/2 clinical trial of BPX-501 as an adjunct T-cell therapy administered after allogeneic hematopoietic stem cell transplant in pediatric patients with orphan inherited blood disorders, and bluebird bio, Inc. is currently engaged in the clinical development of LentiGlobin BB305, which aims to treat SCD by inserting a functional human beta-globin gene into the patient’s own hematopoietic stem cells, or HSCs, ex vivo and then transplanting the modified HSCs into the patient’s bloodstream.

We have many competitors in some proprietary and generic product areas. In recent years, the generic drug industry has experienced significant consolidation, particularly in established distribution channels and amongst generic drug manufacturers and competitors. The wholesale network for pharmaceutical products has been subject to increasing consolidation, which has increased the concentration of our wholesale customers. In addition, the number of retail market chains and, in particular, the number of independent pharmacy stores and small chains, has decreased as retail consolidation has occurred, also increasing the concentration of our retail customers. As a result of this trend toward consolidation, a smaller number of companies each control a larger share of pharmaceutical distribution channels.

In addition, consolidation amongst nutritional companies has created opportunities when there are fewer competitors. However, as competitors grow larger through consolidation, so do their resources. Many of our competitors may have greater financial, technical and marketing resources than we do and may be able to devote greater resources to promoting and selling certain products. Larger competitors may be able to aggressively decrease prices in order to gain market share on certain products and may have resources that would allow them to more aggressively market their products to potential customers. Some large competitors operate globally.

We believe that our combined abilities to manufacture, sell and service our current line of products and technologies, as well our abilities to develop new products, enable us to compete successfully.

SEASONALITY AND BACKLOG

Historically, no material portion of our business has been subject to seasonality. Orders for our products are generally filled on a current basis, and order backlog is not material to our business.

Business

PROPERTY

We operate a manufacturing facility, laboratory, warehouse and corporate office in a facility we lease in Riviera Beach, Florida. We have also acquired a facility in Riviera Beach, Florida which we plan to build out and equip to be used as executive offices, stability storage and laboratory space. In addition, we lease office space in Mumbai, India and Ningbo, China.

LEGAL PROCEEDINGS

From time to time, we may be involved in legal proceedings, claims and litigation arising in the ordinary course of business, including contract disputes, employment matters and intellectual property disputes. We are not currently a party to any material legal proceedings or claims outside the ordinary course of business. Regardless of outcome, litigation can have an adverse impact our business and our financial condition because of defense and settlement costs, diversion of management resources and other factors.

EMPLOYEES

We employed 170 persons as of July 31, 2015, of which 166 were full-time employees. Of these employees, 35 worked in research and development.

Management and corporate governance

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

The following table provides information regarding our directors, executive officers and key employees as of the date of this prospectus.

Name	Age	Position
Directors:
Frederick Sancilio, PhD	65	Chairman, President and Chief Executive Officer
Alan W. Dunton, MD	61	Director
Patrick Gray	66	Director
Roderick Jackson	75	Director
Dennis Langer, MD	63	Director and Lead Independent Director
Martin Zeiger	78	Director

Executive Officers:
Marc Wolff	48	Executive Vice President and Chief Financial Officer
Ted Stover	40	Vice President, Manufacturing
Thorsteinn Thorsteinsson, PhD	46	Vice President, Research & Development

Key Employees:
Stephen Behrendt	60	Vice President, Quality Assurance
Fred Xi, PhD	58	Vice President, Analytical Services

Set forth below are biographies of each of our directors, executive officers and key employees as of the date of this prospectus. All directors and executive officers hold office until their successors are elected and qualified.

DIRECTORS

Frederick Sancilio, PhD is our founder and has served as our Chairman, President and Chief Executive Officer since November 2006. Dr Sancilio has over 35 years of experience in the pharmaceutical research, development, manufacturing and distribution industries. Prior to founding our company in 2006, his relevant experience includes his previous tenures at Burroughs-Wellcome Co., Schering-Plough Corporation, and Hoffmann-LaRoche, Inc., and the founding of three pharmaceutical companies AAIPharma Inc., Aesgen, Inc. and Endeavor Pharmaceuticals, Inc. Dr Sancilio is an experienced pharmaceutical executive, development scientist and accomplished entrepreneur. He has published over 20 articles in peer-reviewed scientific journals, has been listed as an inventor on 25 domestic patents and has presented to scientists in conferences around the world. Dr Sancilio earned a PhD in Physical and Analytical Chemistry and an MS from Rutgers University.

Dr Sancilio has been selected to serve on our board of directors because he has a 40-year track record of success in the pharmaceutical industry and, as founder of the Company, has been integral to its success. We believe that Dr Sancilio possesses specific attributes that qualify him to serve as director, including the perspective and experience he brings as our founder and chief executive officer, his experience as a researcher and in the pharmaceutical development process, his extensive knowledge of the pharmaceutical industry and his past successful leadership roles in pharmaceutical companies.

Management and corporate governance

Alan W. Dunton, MD has served as a member of our board of directors since May 2011. Dr Dunton has over 25 years of experience as an executive in the pharmaceutical/biotechnology industry. His career has ranged from responsibility for overall leadership of large pharmaceutical research and development organizations to private biotechnology companies focused on Rx and OTC drug development, as well as devices. Dr Dunton is the principal of Danerius, LLC, a consulting firm he founded in 2006 that works with small to mid-sized pharmaceutical companies to guide them through drug development programs and regulatory issues, assist them in identifying and evaluating product opportunities and secure funding or partnering opportunities. He has held several senior positions in major pharmaceutical companies. From 2007 until 2009, he served as President and Chief Executive Officer of Panacos Pharmaceuticals, Inc., a company focused on treatment resistant HIV therapeutics. From 2003 until 2005, he was the President and CEO of MetaPhore Pharmaceuticals, which focused on anti-inflammatory and analgesic products. Dr Dunton was a senior executive in various capacities in the Pharmaceuticals Group of Johnson & Johnson, including President and Managing Director of The Janssen Research Foundation. He also served as group vice president of global clinical research and development of Janssen as well as the R.W. Johnson Pharmaceutical Research Institute, also a Johnson & Johnson company. Dr Dunton has also held positions in clinical research and development at Syntex Corporation, CIBA-GEIGY Corporation and Hoffmann La Roche, Inc. He earned his MD from New York University School of Medicine and a BS in Biochemistry, magna cum laude, from the State University of New York at Buffalo.

Dr Dunton currently serves on the boards of directors of Targacept, Inc., a biopharmaceutical company, Oragenics, Inc., a pharmaceutical company and Palatin Technologies Inc., a biopharmaceutical company. He also previously served on the board of directors of EpiCept Corporation, a public pharmaceutical company, until August 2013 and MediciNova, Inc, a public biopharmaceutical company, until January 2011. Dr Dunton was selected to serve on our board of directors because of his extensive experience in NDA product approvals in the United States and in foreign jurisdictions, his general leadership experience in the pharmaceutical industry and his proven track record in successfully identifying and evaluating product and funding opportunities.

Patrick Gray has served as a member of our board of directors since January 2012. Mr Gray brings extensive experience in accounting and financial reporting to our board of directors, having spent over 37 years with PricewaterhouseCoopers LLP, or PwC, until his retirement in 2009. He is a Certified Public Accountant who spent 25 years as an Audit Partner serving clients ranging from Fortune 500 companies and multi-national companies to rapid-growth companies pursuing an initial public offering. At the time of his retirement, he served as the lead partner for the PwC US firm Corporate Governance Group. Prior to that time, he held various other leadership positions with the firm, including leadership of the Price Waterhouse US High Technology Group. Mr Gray earned a BS from The Wharton School of Business at the University of Pennsylvania.

Mr Gray serves on the board of directors of Civitas Solutions, Inc., a public company which provides home- and community-based health and human services to individuals with intellectual, developmental, physical or behavioral disabilities and other special needs, and he is also a member of its audit committee. Mr Gray also serves on the board of Datto, Inc., a private company which provides backup, disaster recovery and business continuity services to a wide range of businesses through hybrid-cloud solutions and Software as a Service (SaaS) applications.

Mr Gray has been selected to serve on our board of directors because of his extensive experience in accounting, auditing and financial reporting, deep understanding of financial controls and familiarity with growing public companies, experience in leadership positions at PwC and public company governance experience as leader of PwC’s corporate governance group.

Management and corporate governance

Roderick Jackson has served as a member of our board of directors since February 2012. Mr Jackson has over 40 years of experience as an executive in the pharmaceutical/biotechnology industry, including 16 years with Mylan Laboratories. Mr Jackson joined Mylan in 1986 as Vice President of Marketing and Sales. In 1992, Mr Jackson was named Senior Vice President and, in addition to his marketing and sales responsibilities, he was tasked with the creation of a new Business Development and Strategic Planning Department. In that role, Mr Jackson was responsible for the creation of the Institutional and Branded Divisions of Mylan Laboratories through the acquisitions of UDL Laboratories and Dow B. Hickam Pharmaceuticals. Mr Jackson was also a member of Mylan’s Office of the President and Executive Management Committee until his retirement in 2002. In 2005, Mr Jackson founded a US-based company, Cobalt Laboratories, Inc., for the Arrow Group, a prescription nutritional company. In June 2009, the Arrow Group and Cobalt Laboratories were sold to Watson Pharmaceuticals. Mr Jackson earned a BBA from Texas A&M Kingsville University.

Mr Jackson previously served on the board of directors of Protea Biosciences Group, Inc., a public company specializing in bioanalytics for pharmaceutical research and development, until March 2015.

Mr Jackson has been selected to serve on our board of directors because of his extensive experience in the pharmaceutical industry and his successful track record of leading and developing pharmaceutical companies.

Dennis H. Langer, MD, J.D. was appointed our Lead Independent Director in October 2014 and has served as a member of our board of directors since February 2012. Dr Langer brings over 25 years of experience in the pharmaceutical, biotechnology, and diagnostics industries in areas that include research and development, global and local marketing, and corporate development. Dr Langer has served as a director, CEO and executive officer of several public and private specialty pharmaceutical, biotechnology, diagnostic and healthcare companies. From January 2013 until June 2014, Dr Langer served as CEO of AdvanDx, Inc., a healthcare solutions company specializing in molecular testing of blood cultures. From 2005 to 2010, Dr Langer served as a Managing Partner of Phoenix IP Ventures, a private equity/venture capital firm specializing in life sciences. Previously, he was President, North America, of Dr Reddy’s Laboratories Limited. From September 1994 until January 2004, Dr Langer held several high-level positions at GlaxoSmithKline plc, and its predecessor, SmithKline Beecham, including most recently as a Senior Vice President of Research and Development. Prior to SmithKline Beecham, Dr Langer was President and CEO of Neose Technologies, Inc. and previous to that held research and development and marketing positions at Eli Lilly, Abbott and GD Searle. At the beginning of his career, Dr Langer was Chief Resident in Psychiatry at Yale University School of Medicine, and held clinical fellowships at Harvard Medical School and the National Institute of Health. Dr Langer received a J.D. from Harvard Law School, an MD from Georgetown University School of Medicine and a B.A. in Biology from Columbia University.

Dr Langer serves on the boards of Myriad Genetics, Inc., a public molecular diagnostic company, Dicerna Pharmaceuticals, Inc., a public pharmaceutical company, Delcath Systems, Inc., a public specialty pharmaceutical and medical device company and several private companies. Previously, Dr Langer served as a director of Myrexis, Inc., a public biotechnology company, Auxilium Pharmaceutics, Inc., a public pharmaceuticals company and Sirna Therapeutics, Inc., a public biopharmaceutical company. Dr Langer currently is a Clinical Professor in the Department of Psychiatry, Georgetown University School of Medicine.

Dr Langer was selected to serve on our board of directors because of his business and management expertise from senior positions at several major pharmaceutical companies, including research and

Management and corporate governance

development and marketing. Dr Langer also has a background as a CEO or co-founder of several specialty pharmaceutical and biotechnology companies, and has served as a director of several companies in the health care industry.

Martin Zeiger has served as a member of our board of directors since May 2014. Since 2006, Mr Zeiger has served as an Adjunct Partner at Signet Healthcare Partners, a New York City-based private equity fund focused on diversified healthcare investments. During his time at Signet Healthcare Partners, Mr Zeiger has sat on various investment portfolio boards of directors and has participated in advising on numerous investments. Mr Zeiger, a licensed attorney, has over 40 years of experience in the pharmaceutical/allied health industry and has extensive legal and risk management experience. From 2000 until joining Signet Healthcare Partners, Mr Zeiger served as a Senior Vice President at Barr Laboratories, Inc., a global specialty pharmaceutical company which was later acquired by Teva Pharmaceuticals. Mr Zeiger previously served as Executive Vice President and General Counsel of Rugby Laboratories, a privately held generic drug company from 1987 until its acquisition by Marion Merrell Dow, Inc. in 1993. He continued as a Vice President of Marion Merrell Dow and its successor company, Hoechst Marion Roussel, Inc. until joining Barr Laboratories in 2000. Prior to joining Marion Merrell Dow, Mr Zeiger served as Chief Legal Officer and conducted business development for Revco D.S. Inc., a drug store chain which was later acquired by CVS, and for Jack Eckerd Corp., which was eventually sold to CVS and Rite Aid. Mr Zeiger earned his LLB and J.D. from St. John’s University School of Law and is admitted to practice in the State of New York.

Mr Zeiger serves on the board of directors of SciDose LLC, a private pharmaceutical company that develops and improves upon existing formulas of oncology and hospital injectable products. Mr Zeiger previously served on the boards of directors of BioPro Pharmaceutical, a private biotechnology company, Accu-Break Pharmaceuticals, a private biopharmaceutical company and Vasomedical, Inc., a public medical technology company.

Pursuant to the second amended and restated stockholders’ agreement, Signet Healthcare Partners LP, or Signet, has the ability to appoint a single member of the board for so long as Signet continues to hold shares of Series C preferred stock. Mr Zeiger was selected by Signet to hold this board seat. This stockholder’s agreement will terminate upon consummation of the initial public offering contemplated by this prospectus. Please see “Board Composition and Voting Arrangements” below.

EXECUTIVE OFFICERS

Marc Wolff joined us in January 2015 as our Executive Vice President and Chief Financial Officer. He has more than sixteen years of experience in the life sciences industry in various global finance leadership and general management roles. Prior to joining us, from October 2013 to June 2014, Mr Wolff served as Chief Financial Officer of JHP Pharmaceuticals, LLC, or JHP, a fully integrated specialty pharmaceutical company that acquires, develops, manufactures and sells branded and generic sterile products. He was responsible for all financial aspects of JHP, including HR and IT, and led the successful completion of the merger with Par Pharmaceutical. Prior to then, from June 2013 to September 2013, Mr Wolff served as Chief Financial Officer of Research Pharmaceutical Services, Inc., or RPS, a leading provider of disruptive and innovative outsourcing clinical development solutions present in over 60 countries worldwide. In this role, Mr Wolff directed all financial, tax and treasury aspects of the business including accounting practices, budgeting, financial planning, financing, interface with the financial community, financial analysis, acquisitions and ventures, and monitoring financial, tax and treasury performance. He left RPS following the successful completion of the merger with PRA International. Prior to RPS, Mr Wolff spent over fifteen years with Catalent Pharma Solutions, a global leader in development

Management and corporate governance

solutions and advanced drug delivery technologies, providing worldwide clinical and commercial supply capabilities for drugs, biologics and consumer health products, where he held various global finance leadership and general management roles. Mr Wolff initially joined Catalent in 1998 at RP Scherer France, a leader in softgel technologies, as Finance and HR director. He supported the facility’s expansion, leading to an FDA pre-approval inspection and further to the launch of two global pharmaceutical products for a global pharmaceutical company. Following the acquisition of RP Scherer by Cardinal Health in 1998, he moved to Zug, Switzerland in early 2001 and was promoted to Vice President Finance and IT Europe and General Manager of Cardinal Health Europe in Switzerland. In 2004, he relocated to Somerset, New Jersey to become global Vice President of Finance for the Oral Technologies and the Packaging Services businesses and led a team of over 120 finance and accounting professionals. In 2007, Mr Wolff supported the carve out of Cardinal Health’s Pharmaceutical Technologies and Services division by private equity group Blackstone. In 2011, Mr Wolff was promoted to Vice President and General Manager Softgel Technologies for Asia Pacific and contributed to Catalent’s first acquisition in 2013 of a softgel manufacturing site in China. Mr Wolff also worked in public accounting from 1993 to 1998 at Arthur Andersen in France. He earned a Master in Management from Ecole supérieure de Commerce de Reims, France in 1992.

Ted Stover joined us in July 2012 as our Senior Project Manager and was promoted to Vice President, Manufacturing in April 2014. Prior to joining us, Mr Stover spent 10 years focused on analytical method development to support all stages of pharmaceutical drug development. Mr Stover’s method development work included LC-MS/MS peptide maps for monoclonal antibodies (mAb), MALDI-TOF analysis of mAb carbohydrate structure, human tissue sample preparation/analysis, HPLC, GC-MS, solubility, dissolution and particle size methods. Most recently, Mr Stover served from November 2010 to July 2012 as the Operations Manager for Prioria Robotics, manufacturing and providing support for an unmanned aircraft system (UAS) used in military and homeland security applications. Mr Stover earned his MBA from the University of Florida.

Thorsteinn Thorsteinsson, PhD, joined us in September 2012 and serves as our Vice President, Research & Development. Prior to joining us, Dr Thorsteinsson served from May 2011 to September 2012 as Group Leader and from September 2009 to May 2011 as Formulation Scientist at Banner Pharmacaps, the second largest pharmaceutical soft gelatin capsule manufacturer in the United States. At Banner, Dr Thorsteinsson led a research and development group responsible for developing OTC and Rx soft gelatin capsules and chewable soft gelatin capsules for clinical studies and commercialization. Previously, Dr Thorsteinsson served as Senior Research Scientist at TransTech Pharma from March 2007 to September 2009 and served at deCODE Genetics as Senior Research Scientist from August 2003 to March 2007 and Researcher from August 1999 to August 2003. Dr Thorsteinsson earned a PhD in Medicinal Chemistry and Pharmaceutical Research at the University of Iceland.

KEY EMPLOYEES

Stephen Behrendt joined us in June 2014 and serves as our Vice President, Quality Assurance. Mr Behrendt has over 30 years of quality assurance and operations experience in the pharmaceutical and biotechnology industries. Prior to joining us, Mr Behrendt spent 13 years with Forest Laboratories, where he worked in positions of increasing responsibility and most recently as Senior Director, GMP Compliance & Risk Management. Prior to Forest Laboratories, Mr Behrendt spent seven years with BASF Biotechnology Corporation and its pharmaceutical subsidiary, Knoll Pharmaceuticals. Prior to BASF and Knoll, Mr Behrendt spent twelve years with Johnson & Johnson and two of its pharmaceutical subsidiaries, McNeil CPC and Janssen Pharmaceutica. Mr Behrendt holds a BS in Pharmacy from Philadelphia College of Pharmacy and Science and an MBA from Rutgers University.

Management and corporate governance

Fred Xi, PhD, joined us in April 2015 as Vice President of Analytical Services. Prior to joining us, from March 2013 to April 2015, Dr Xi served as Vice President at US Pharmacopeia Convention (USP), where he was responsible for overseeing the analytical research and development laboratories in Shanghai, China, developing documentary standards and reference materials and modernizing USP’s written standards through the monograph modernization process. Prior to that, from April 2012 to March 2013, Dr Xi was Vice President, Generic Research and Development at Freeman Pharmaceutical. Prior to that, Dr Xi held various technical and management positions of increasing responsibility at several US generic and specialty pharmaceutical companies, including Actavis/Watson Pharmaceuticals, Nektar Therapeutics, Barr Laboratories and GenPharm. Dr Xi has extensive knowledge of compendia science and hands-on experiences in pharmaceutical and analytical method R&D in support of product development and regulatory filing. He was an invited USP Expert Committee member from 2005 to 2010 and recipient of the USP Award for Outstanding Contributions to the USP Standard Setting Process 2005-2010 cycle. Dr Xi obtained his B.Sc. in medicinal chemistry from Peking University in 1983 and PhD in medicinal chemistry from Peking Union Medical College, Chinese Academy of Medical Sciences in 1990. He completed a postdoctoral fellowship training at University of Toronto.

SCIENTIFIC ADVISORY BOARD

We maintain a scientific advisory board consisting of the members identified below. Our scientific advisory board meets on an as-needed basis and is comprised of industry and academic experts that have extensive experience in the analysis, research and development, manufacture, regulatory approval and commercialization of our primary therapeutic areas, including experience relating to clinical and preclinical evaluation of lipophilic compounds. We consult with our scientific advisory board on a variety of matters pertaining to our product candidates, including, for example, formulation development, clinical or preclinical development, analysis, regulatory matters and intellectual property evaluation. The scientific advisory board provides expert commentary and consultation of a clinical or scientific nature before we begin work on a particular issue or therapeutic area. It also provided written and verbal advice on works-in-progress and validates the accuracy and validity of those efforts. The scientific advisory board also serves to provide peer reviews of protocols, strategies, analytical methods and models and expert review of our scientific publications.

Philip Calder, PhD has over 25 years of experience in biochemistry and researching dietary fatty acids. His therapeutic area of focus on our scientific advisory board is NAFLD. Professor Calder is currently a professor in nutritional immunology at the University of Southampton in Southampton, United Kingdom. He was appointed to a personal chair in nutritional immunology in 2002. His research focuses on understanding the influence of dietary fatty acids on aspects of cell function and human health, in particular in relation to cardiovascular disease, inflammation and immunity.

Steven D. Freedman MD, PhD is the Chief of the Division of Translational Research and Professor of Medicine at Harvard Medical School. His therapeutic area of focus on our scientific advisory board is PSC. Dr Freedman is Director of The Pancreas Center and is a worldwide leading expert on pancreatic disease and cystic fibrosis. His expertise is in exocrine pancreatic disease with a particular focus on pancreatitis and cystic fibrosis in both adults and children. Dr Freedman is an internationally recognized leader in these areas with an extensive research program that encompasses both basic science as well as clinical trials of new therapies for pancreatitis and cystic fibrosis. In addition, his group has identified an association between cystic fibrosis gene mutations and the development of chronic pancreatitis and PSC.

Kathleen Gura, PharmD, BCNSP, FASHP, FPPAG is a Clinical Pharmacist GI/Nutrition Team Leader, Surgical Programs at the Boston Children’s Hospital in Boston, Massachusetts. Her therapeutic focus on our scientific advisory board is pediatrics.

Management and corporate governance

Ian Lanza, PhD has over six years of experience in endocrinology. His therapeutic focus on our scientific advisory board is diabetes. Dr Lanza received his PhD from the University of Massachusetts, and is currently a professor at the Mayo Clinic in Rochester, Minnesota. His research is focused on discovering effective, realistic and economical approaches to prevent and treat metabolic disorders in the context of obesity, aging and physical inactivity.

Kevin Maki, PhD is the founder and Chief Science Officer for the Midwest Center for Metabolic & Cardiovascular Research. His therapeutic area of focus on our scientific advisory board is lipid disorders. Dr Maki specializes in the design and conduct of clinical studies on human nutrition, metabolism and chronic disease risk factor management. He received a PhD in epidemiology from the University of Illinois at Chicago’s School of Public Health. Dr Maki also holds an Adjunct Faculty position in Biostatistics and Applied Epidemiology at DePaul University. He is a certified Clinical Lipid Specialist and a Fellow of the National Lipid Association, The Obesity Society and the American College of Nutrition. He has been an investigator, consultant or statistician for more than 250 clinical studies and has authored or co-authored more than 200 published scientific papers, books and book chapters.

Camilia Martin, MD, MS is a neonatologist at Beth Israel Deaconess Medical Center since 1999, and is the Associate Director of the Neonatal Intensive Care Unit (NICU) within the Division of Translational Research. Her therapeutic area of focus on our scientific advisory board is pediatrics. Dr Martin is also a Harvard Medical School Professor in pediatrics and studies the impact of nutrition on the development of innate immunity in premature infants and its effect on acute short-term morbidities and long-term outcomes.

Mark Puder, MD, PhD has over 25 years of experience in medicine and surgery. His therapeutic area of focus on our scientific advisory board is SBS and pediatrics. Dr Puder obtained his medical degree and PhD from Harvard University, and is currently a professor of surgery at Harvard Medical School and Associate in Surgery at Boston Children’s Hospital in Boston, Massachusetts. His research includes SBS, neonatal surgery, and the prevention and treatment of parenteral and enteral nutrition induced liver injury.

Roy Smith, PhD has over 40 years of experience in biochemistry. His therapeutic area of focus on our scientific advisory board is endocrine hormones. Dr Smith received his PhD in organic chemistry from the University of London. He is currently a professor at the Department of Metabolism and Aging at Scripps Research Institute in Jupiter, Florida, and is focused on understanding the basis of metabolic diseases and identifying the physiological changes that cause loss of function during aging.

Herbert Weissbach, PhD has over 40 years of experience in biochemical research. His therapeutic area of focus on our scientific advisory board is biochemistry. Dr Weissbach obtained his PhD in biochemistry from The George Washington University and is currently a Professor at Florida Atlantic University in Jupiter, Florida, heading the Center for Molecular Biology and Biotechnology. His key research includes how cells protect against oxidative damage and the role of oxidative damage in age-related diseases and aging.

Paul Ziajka, MD, PhD has over 26 years of experience in internal medicine and is a specialized lipidologist at the Florida Lipid Institute in Winter Park, Florida. His therapeutic area of focus on our scientific advisory board is hypertriglyceridemia. Dr Ziajka obtained his medical degree from the University of Miami, after first earning both a Master’s degree and a PhD in physics. He is a fellow in the American College of Physicians, a member of the Preventative Cardiology Nursing Association, a Clinical Assistant Professor at Florida State University School of Medicine, a Courtesy Clinical Assistant Professor in the Department of Medicine at the University of Florida and an Assistant Professor in the School of Nursing in the College of Health and Public Affairs at the University of Central Florida.

Management and corporate governance

FAMILY RELATIONSHIPS

Our Vice President of Corporate Development, Carolyn Alex Sancilio, is the spouse of our Chief Executive Officer, Dr Frederick Sancilio. There are no other family relationships among our executive officers, directors and key employees.

BOARD COMPOSITION AND VOTING ARRANGEMENTS

Our board of directors may establish the authorized number of directors from time to time by resolution. Our board of directors currently consists of six members; we have one vacancy as the holders of Series B preferred stock do not currently have a designated director.

The election of the members of our board of directors is governed by the second amended and restated stockholders’ agreement that we entered into with certain holders of our common stock and the holders of our preferred stock, the related provisions of our preferred stock designation and the related provisions of our certificate of incorporation.

Pursuant to these provisions, the holders of each series of preferred stock are entitled to elect one director to our board of directors, voting exclusively and separately as a single class, for a total of three directors designated as follows:

➢	one individual designated by holders of our Series A preferred stock, for which Dr Frederick Sancilio has been designated;

➢	one individual designated by holders of our Series B preferred stock, for which no individual currently has been designated; and

➢	one individual designated by holders of our Series C preferred stock, for which Martin Zeiger has been designated.

In addition, the holders of our common stock and of any other class or series of voting stock (including the Series A preferred stock, Series B preferred stock and Series C preferred stock), voting together as a single class, have the right to elect the remaining four directors, and have elected Drs Dunton and Langer and Messr Gray and Jackson.

The holders of our common stock and convertible preferred stock who are parties to our second amended and restated stockholders’ agreement are obligated to vote for such designees indicated above. The provisions of our certificate of incorporation and second amended and restated stockholders’ agreement by which Dr Sancilio and Mr Zeiger were elected and by which holders of the Series B preferred stock have the right to nominate a director will terminate in connection with the consummation of this offering and our certificate of incorporation will be amended and restated, after which there will be no contractual obligations regarding the election of our directors. Each of our current directors will continue to serve until the election of his or her successor or his or her death, resignation or removal.

Management and corporate governance

Upon completion of this offering, our board of directors will be divided into three classes of directors, as provided for in the amended and restated certificate of incorporation, which will be effective at such time. As a result of the three classes, at each annual meeting of stockholders, directors will be elected for a three-year term. Class terms will expire on a rolling basis, so that one class of directors will be elected each year. Upon completion of this offering, our directors and classifications will be as follows:

Class I	Class II	Class III

BOARD LEADERSHIP STRUCTURE

The board of directors does not have a formal policy with respect to the separation of the positions of Chief Executive Officer and Chairman of the board of directors. Since founding the Company, Dr Sancilio has served as both our Chief Executive Officer and Chairman. The board of directors has determined that, as our founder and in light of his extensive experience in our industry, familiarity with our day-to-day operations, in-depth knowledge of the issues, opportunities and challenges facing our company, strategic vision for our business and past leadership and management experience, Dr Sancilio’s service as both our Chief Executive Officer and Chairman is appropriate to provide the authority and flexibility necessary for Dr Sancilio to lead the Company through our current growth phase.

Our independent directors have appointed Dr Langer as our lead independent director. The lead independent director chairs and may call formal closed sessions of the independent directors and leads board meetings in the absence of the Chairman. In addition, it is the responsibility of the lead independent director to serve as a liaison between our Chairman and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate. As a result, we believe that the lead independent director can help ensure the effective independent functioning of our board in its oversight responsibilities.

ROLE OF BOARD IN RISK OVERSIGHT PROCESS

Our board of directors has responsibility for the oversight of the Company’s risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board to understand the Company’s risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk.

The audit committee reviews information regarding liquidity and operations, and oversees our management of financial risks. Oversight by the audit committee includes direct communication with our external auditors, and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The compensation committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk taking. The nominating and corporate governance committee manages risks associated with the independence of the board, corporate disclosure practices and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board is regularly informed through committee reports about such risks. Matters of significant strategic risk are considered by our board as a whole.

Management and corporate governance

DIRECTOR INDEPENDENCE

General Board Independence

We intend to list our common stock on The NASDAQ Capital Market. The NASDAQ listing rules require that a majority of a listed company’s board of directors be independent within a specified period of time following the closing of an initial public offering. Our board of directors has determined that each of our directors, other than Dr Sancilio, is independent, as determined in accordance with the NASDAQ listing rules and that none of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit Committee Member Independence

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. To qualify as independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.

Compensation Committee Member Independence

Compensation committee members must also satisfy the independence requirements under the NASDAQ listing rules and the additional independence criteria set forth in Rule 10C-1 under the Exchange Act. In order to be considered independent for purposes of Rule 10C-1, our board of directors must consider, among other things, whether the director has accepted, other than in his capacity as a member of the board, consulting, advisory or other fees from us or whether he or she is an affiliated person of us.

Committees of the Board of Directors

Our board of directors has the following standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each of our committees operates pursuant to a separate written charter each of which has been adopted by our board of directors. Copies of the committee charters setting forth, among other things, the responsibilities of the committees can be found on the Investor Relations section of our website (www.sancilio.com) and are available in print to any stockholder who requests a copy. The board will periodically review and revise the committee charters. The following is a summary of the composition of each committee and its responsibilities.

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Alan W. Dunton, MD	X	X*
Patrick Gray	X*		X
Roderick Jackson		X	X
Dennis Langer, MD	X	X
Frederick Sancilio, PhD
Martin Zeiger		X	X*

*	Denotes chairman of applicable committee.

Management and corporate governance

Audit Committee

Composition and Independence

Our audit committee consists of Drs Dunton and Langer and Mr Gray, each of whom our board of directors has determined satisfies the requirements for independence under the current NASDAQ listing rules and SEC rules and regulations. In addition, our board of directors has determined that Mr Gray qualifies as an “audit committee financial expert,” as defined in Item 407(d)(5)(ii) of Regulation S-K and satisfies the financial sophistication requirements of the NASDAQ listing rules. Mr Gray is the chairman of our audit committee.

Roles and Responsibilities

Our audit committee is responsible for, among other things:

➢	appointing, overseeing, and if need be, terminating any independent auditor;

➢	assessing the qualification, performance and independence of our independent auditor;

➢	reviewing the audit plan and pre-approving all audit and non-audit services to be performed by our independent auditor;

➢	reviewing our consolidated financial statements and related disclosures;

➢	reviewing the adequacy and effectiveness of our accounting and financial reporting processes, systems of internal control and disclosure controls and procedures;

➢	reviewing our overall risk management framework;

➢	overseeing procedures for the treatment of complaints on accounting, internal accounting controls or audit matters;

➢	reviewing and discussing with management and the independent auditor the results of our annual audit, reviews of our quarterly financial statements and our publicly filed reports;

➢	reviewing and approving related person transactions; and

➢	preparing the audit committee report that the SEC rules require to be included in our annual proxy statement.

Compensation Committee

Composition and Independence

Our compensation committee consists of Drs Dunton and Langer and Messrs Jackson and Zeiger, each of whom our board of directors has determined is independent within the meaning of Rule 10C-1 under the Exchange Act and satisfies the independence standards of the NASDAQ listing rules. In addition, all compensation committee members are outside directors, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1984, as amended. Dr Dunton is the chairman of our compensation committee.

Roles and Responsibilities

Our compensation committee is responsible for, among other things:

➢	reviewing the elements and amount of total compensation for all officers;

➢	formulating and recommending any proposed changes in the compensation of our Chief Executive Officer for approval by the board;

Management and corporate governance

➢	reviewing and approving any changes in the compensation for officers, other than our Chief Executive Officer;

➢	administering our equity compensation plans;

➢	reviewing annually our overall compensation philosophy and objectives, including compensation program objectives, target pay positioning and equity compensation; and

➢	preparing the compensation committee report that the SEC requires in our annual proxy statement.

Nominating and Corporate Governance Committee

Composition and Independence

Our nominating and corporate governance committee consists of Messrs Gray, Jackson and Zeiger, each of whom our board of directors has determined satisfies the independence standards of the NASDAQ listing rules. Mr Zeiger is the chairman of our nominating and corporate governance committee.

Roles and Responsibilities

Our nominating and corporate governance committee is responsible for, among other things:

➢	evaluating and making recommendations regarding the composition, organization and governance of our board of directors and its committees;

➢	identifying, recruiting and nominating director candidates to the board if and when necessary;

➢	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees; and

➢	reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit committee.

Compensation Committee Interlocks and Insider Participation

None of our compensation committee members is or has been an officer or employee of the Company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director of any entity that has one or more executive officers serving on our compensation committee or our board of directors.

CODE OF BUSINESS CONDUCT AND ETHICS

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors. Our employees, officers and directors must act in accordance with this Code at all times. This Code satisfies the definition of “code of ethics” pursuant to the rules and regulations of the SEC and complies with the NASDAQ listing rules. Our Code of Business Conduct and Ethics is posted on the Investor Relations section of our website (www.sancilio.com) and is available in print to any stockholder who requests a copy. We intend to disclose any amendments or waivers to the Code of Business Conduct and Ethics on our website within four business days following the date of the amendment or waiver.

DIRECTOR COMPENSATION

Directors who are also our employees do not receive any compensation for their service on our board of directors. During the fiscal year ended December 31, 2014, Dr Sancilio was our only employee director.

Management and corporate governance

Prior to the closing of this offering, holders of our preferred stock had the right to designate three members of our board of directors. During the fiscal year ended December 31, 2014, Dr Sancilio was the Series A preferred stock designee and Mr Zeiger was the Series C preferred stock designee.

During 2014, we compensated our non-employee directors with a combination of cash payments and equity awards in an amount determined reasonable by the board of directors. In October 2014, we made the determination to award each non-employee director an annual lump-sum cash payment of $25,000 in consideration of past services related to this offering. Prior to then, we had previously awarded each non-employee director $4,500 in cash, or $1,500 per in-person board meeting. In December 2014, we made the determination to grant each non-employee director a one-time “true-up grant” of options to purchase up to 51,061 shares of common stock at an exercise price equal to the fair market value of our common stock on the date of grant, as determined by our board of directors. We also reimburse our non-employee directors for reasonable expenses incurred in connection with their attendance at board meetings.

In June 2015, the board of directors adopted a director compensation policy for our non-executive directors. Each non-employee director is entitled to receive an annual retainer of $40,000 payable in cash for service as a director. In addition, the lead independent director is entitled to an additional retainer of $30,000. The audit committee chairman, the compensation committee chairman and the nominating and corporate governance committee chairman are entitled to an additional retainer of $25,000, $20,000 and $10,000, respectively. In addition, each member of the audit committee, compensation committee and nominating and corporate governance committee is entitled to an additional retainer of $10,000, $10,000 and $7,500, respectively.

DIRECTOR COMPENSATION TABLE FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

The following table sets forth the compensation of our non-employee directors for the fiscal year ended December 31, 2014:

Name	Fees earned or paid in cash ($)	Option awards ($)(1)		Total ($)
Alan W. Dunton, MD	29,500	47,335	(4)	76,835
Patrick M. Gray	29,500	47,335	(4)	76,835
Roderick P. Jackson	29,500	47,335	(4)	76,835
Dennis H. Langer, MD	29,500	47,335	(4)	76,835
Kelly Perkins (2)	—	—		—
Martin Zeiger (3)	24,528	144,703	(4)(5)	169,231

(1)	Represents the aggregate grant date fair value of the stock option award as computed in accordance with FASB ASC Topic 718, Compensation — Stock Compensation. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. A discussion of the assumptions used in calculating the amounts in this column may be found in Note 9 to our audited consolidated financial statements for the year ended December 31, 2014 included in this prospectus.
(2)	Mr Perkins resigned from the board on August 6, 2015.
(3)	Mr Zeiger was appointed to our board in May 2014 pursuant to the second amended and restated stockholders’ agreement.
(4)	On December 22, 2014, the compensation committee granted to each of Drs Dunton and Langer and Messrs Gray, Jackson and Zeiger options to purchase up to 51,061 shares of common stock. The options have an exercise price of $1.66, and are fully vested.

(footnotes continued on following page)

Management and corporate governance

(5)	On July 23, 2014, in recognition of his initial appointment to the board, the board granted Mr Zeiger options to purchase up to 163,350 shares of common stock. The options have an exercise price of $3.69 and vest over a four-year period. The first one-fourth of the options become exercisable on the first anniversary of the grant date, and an additional one-fourth of the options become exercisable on each subsequent anniversary until the options are fully exercisable.

Executive compensation

OVERVIEW

The following discussion relates to the compensation paid to or earned by our President and Chief Executive Officer, Frederick D. Sancilio, PhD, and our two most highly compensated executive officers (other than our Chief Executive Officer) at the end of fiscal 2014. These executive officers are referred to in this prospectus as our “named executive officers.”

SUMMARY COMPENSATION TABLE FOR THE FISCAL YEARS ENDED DECEMBER 31, 2014 AND 2013

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Option awards(2)($)	Total ($)
Dr Frederick Sancilio Chairman, President and Chief Executive Officer	2014 2013	138,113 137,064	250,000 138,000	— 23,441	388,113 298,505
Carla L. Cox(3) Former Vice President and Chief Financial Officer	2014	145,779	—	58,128	203,097
Dr Thorsteinn Thorsteinsson Vice President, Research and Development	2014 2013	122,096 120,000	30,000 —	33,294 5,860	185,390 125,860

(1)	Includes amounts earned for and accrued in, the referenced year which were paid in the subsequent year.
(2)	Represents the aggregate grant date fair value of the stock option award as computed in accordance with FASB ASC Topic 718, Compensation — Stock Compensation. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. A discussion of the assumptions used in calculating the amounts in this column may be found in Note 9 to our audited consolidated financial statements for the year ended December 31, 2014 included in this prospectus.
(3)	Ms Cox was named Vice President and Chief Financial Officer in July 2014. Ms Cox was not previously an executive officer. Ms Cox resigned from our company as of January 2015.

EMPLOYMENT AGREEMENTS

We have not entered into employment agreements with our named executive officers other than Mr Wolff, our Executive Vice President, Chief Financial Officer; however, we intend to enter into new employment agreements with each of our current executive officers effective upon the completion of this offering.

On January 16, 2015, we entered into an at-will offer of employment letter with Mr Wolff, in which we offered Mr Wolff the position of Executive Vice President, Chief Financial Officer. Under the terms of the offer letter, Mr Wolff receives an annual base salary of $400,000 and is eligible to receive an annual cash performance bonus, with a target amount equal to 40% of his base salary based on achievement of certain performance objectives as determined by us. Mr Wolff is also entitled to participate in and receive all other employee benefits available to similarly situated employees.

In connection with his acceptance of employment, we granted Mr Wolff an option to purchase 246,295 shares of our common stock under the 2012 Plan. These options vest equally on each of the first three anniversaries of Mr Wolff’s start date and have an exercise price equal to the fair market value of our

Executive compensation

common stock on the date of grant, as determined by our board of directors. Pursuant to the terms of the offer letter, Mr Wolff is also entitled to an additional grant of options equal to 0.5% of our common stock on a fully diluted basis as of the date of the consummation of the offering contemplated by this prospectus, with an exercise price equal to the price at which our common stock is being offered hereby. Such options will be subject to the terms of the 2012 Plan or any successor plan and will vest equally on each of the first three anniversaries of Mr Wolff’s start date.

Pursuant to the offer letter, if Mr Wolff’s employment is terminated by us for any reason other than cause (as defined in the offer letter) or by Mr Wolff for good reason (as defined in the offer letter), Mr Wolff will be entitled to receive severance payments equal to (i) twelve months (the “Severance Period”) of his then-current base salary; (ii) continuation of health insurance benefits for the Severance Period; (iii) any earned but unpaid annual bonus from any previously completed calendar year; and (iv) a prorated annual bonus for the year of termination at the same target level as the prior completed year. In the event any such termination occurs within twelve months following a change of control (as defined in the offer letter), Mr Wolff will be entitled to the same severance payments and benefits set forth above for a period of twenty-four months instead of twelve months.

In connection with his employment, Mr Wolff agreed to our standard confidentiality, noncompetition and work product agreement.

EXECUTIVE SEVERANCE PLAN

We have adopted an executive severance plan for our Chief Executive Officer and certain of our senior management who report directly to the Chief Executive Officer, including our named executive officers. The executive severance plan is intended to provide for the payment of severance and other benefits to the eligible executive officers in the event of a termination without “cause” or for “good reason,” as defined in the severance plan, during the 12-month period following a “change of control,” as defined in the 2012 Plan. Subject to the applicable executive’s execution of a general waiver and release in a form acceptable to us, the severance plan provides the following payments and benefits to the executive:

➢	a lump sum cash payment equal to one times the sum of the executive’s annual base salary in effect on the date of termination;

➢	accelerated vesting, as of the effective date of the execution of a general waiver and release, of all outstanding equity awards held by the executive as of the date of termination; and

➢	as long as the executive timely elects and remains eligible for health benefits continuation pursuant to COBRA, payment by us of the executive’s applicable COBRA premiums until the earlier of (i) the one year anniversary of the termination date or (ii) until the executive or his dependents becomes eligible for health insurance coverage through another employer.

EMPLOYEE BENEFITS AND STOCK PLANS

Health, Welfare, and Other Employee Benefits

We provide health and welfare benefits, including medical and dental coverage and life and long-term disability insurance, which are available to our named executive officers on the same terms and conditions as they are available to all of our full-time salaried employees.

Retirement Benefits

We have established a 401(k) profit sharing plan and trust. Under our 401(k) plan, after one year of service, employees who are at least 21 years old may elect to defer and contribute to the 401(k) plan their

Executive compensation

eligible compensation up to the statutorily prescribed annual limit. We waived the age and service requirements for individuals who were employed by us prior to June 15, 2011. In our discretion, we may make matching contributions equal to a discretionary percentage. We intend for the 401(k) plan to qualify under Section 401(a) of the Internal Revenue Code so that pre-tax contributions by employees and matching contributions by us to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan.

2015 Equity Incentive Plan

On February 4, 2015, our board of directors adopted the 2015 Equity Incentive Plan, or 2015 Plan, and we expect our stockholders will approve the plan prior to the completion of this offering. The 2015 Plan became effective when adopted by the board, and therefore no further grants will be made under the 2012 Plan.

Purpose.    The 2015 Plan, through the grant of awards, is intended to help us secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for our success and provide a means by which the eligible recipients may benefit from increases in value of the common stock.

Administration.    Our board of directors, or a duly authorized committee thereof, has the authority to administer the 2015 Plan. From and after the date on which we are a publicly held corporation (as defined in Section 162(m) of the Code), this committee will consist solely of independent directors, each of whom is intended to be, to the extent required by Rule 16b-3 under the Exchange Act, a non-employee director and will, at such times as we are subject to Section 162(m) of the Code and intend for awards to be treated as performance-based compensation for purposes of Section 162(m), qualify as an outside director for purposes of Section 162(m) of the Code.

Subject to the terms of the 2015 Plan, our board of directors or the authorized committee, referred to herein as the plan administrator, is authorized to select eligible persons to receive awards, determine the type, number and other terms and conditions of, and all other matters relating to, awards, prescribe award agreements (which need not be identical for each participant), and the rules and regulations for the administration of the 2015 Plan, construe and interpret the 2015 Plan and award agreements, and correct defects, supply omissions or reconcile inconsistencies therein, and make all other decisions and determinations as the committee may deem necessary or advisable for the administration of the 2015 Plan.

Eligibility.    The persons eligible to receive awards under the 2015 Plan are officers, directors, employees and consultants of us and our affiliates. An employee on leave of absence may be considered as still employed for purposes of eligibility for participation in the 2015 Plan.

Types of Awards.    The 2015 Plan provides for the grant of stock options, stock appreciation rights, or SARs, restricted stock, restricted stock units, dividend equivalents, bonus stock and awards in lieu of cash compensation, other stock awards and performance awards. Performance awards may be based on the achievement of certain business or personal criteria or goals, as determined by the committee.

Shares Available for Awards; Annual Per-Person Limitations.    The total number of shares of our common stock that may be granted under the 2015 Plan is 2,189,645. In addition, commencing on January 1, 2016 and continuing on each January 1 thereafter until the expiration or termination of the 2015 Plan, the number of our shares available will automatically increase by four percent (4%) of the total number of shares of our common stock issued and outstanding as of the immediately preceding

Executive compensation

December 31, or a lesser number of shares determined by our board of directors. The share reserve will also be increased by the number of shares with respect to which awards granted under the 2015 Plan are forfeited, expire or otherwise terminate without issuance of shares, or that are settled for cash or otherwise do not result in the issuance of shares. Awards issued in substitution for awards previously granted by a company acquired by us or our affiliate, or with which we or our affiliate combines, do not reduce the limit on grants of awards under the 2015 Plan.

In addition, the 2015 Plan imposes individual limitations on the amount of certain awards. Under these limitations, during any 12-month period, the number of stock options and stock appreciation rights granted to any one participant under the 2015 Plan may not exceed 1,000,000 shares, and the number of shares of restricted stock, restricted stock units, performance stock awards and other stock awards granted to any one participant under the 2015 Plan may not exceed 3,000,000 shares, in each case subject to adjustment in certain circumstances. The maximum amount that may be paid out as performance units in any 12-month period is $3,000,000 (pro-rated for any period less than 12 months).

The plan administrator is authorized to adjust the limitations described in the two preceding paragraphs and to adjust outstanding awards (including adjustments to exercise prices of options and other affected terms of awards) in the event any change is made in, or other events occur with respect to, the common stock subject to the 2015 Plan or subject to any stock award after the adoption date of the 2015 Plan without the receipt of consideration by us through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction. The plan administrator is also authorized to adjust performance conditions and other terms of awards in response to these kinds of events or in response to changes in applicable laws, regulations or accounting principles.

Description of Awards

Stock Options and Stock Appreciation Rights.    The plan administrator is authorized to grant stock options, including both incentive stock options, which can result in potentially favorable tax treatment to the participant, and non- statutory stock options, and stock appreciation rights entitling the participant to receive the amount by which the fair market value of a share on the date of exercise exceeds the grant price of the stock appreciation right. The exercise price per share subject to an option and the grant price of a stock appreciation right are determined by the plan administrator, but must not be less than the fair market value of a share on the date of grant. The maximum term of each option or stock appreciation right, the times at which each option or stock appreciation right will be exercisable, and provisions requiring forfeiture of unexercised options or stock appreciation rights at or following termination of employment or other service generally are fixed by the plan administrator, except that no option or stock appreciation right may have a term exceeding ten years. The plan administrator determines the methods of exercise and settlement and other terms of the stock appreciation right. The plan administrator, thus, may permit the exercise price of options awarded under the 2015 Plan to be paid in cash, shares (including the withholding of shares otherwise deliverable pursuant to the award), other awards or other property (including loans to participants). Options may be exercised by payment of the exercise price in cash, shares or other property having a fair market value equal to the exercise price, as the plan administrator may determine.

Restricted Stock and Restricted Stock Units.    The plan administrator is authorized to grant restricted stock and restricted stock units. Restricted stock is a grant of shares which may not be sold or disposed of, and which shall be subject to such risks of forfeiture and other restrictions as the plan administrator

Executive compensation

may impose. A participant granted restricted stock generally has all of the rights of a stockholder of ours, unless otherwise determined by the plan administrator. An award of restricted stock units confers on participants the right to receive shares, cash equal to the fair market value of a specified number of shares, or a combination thereof, as determined by the plan administrator, at the end of a specified deferral period, subject to such risks of forfeiture and other restrictions as the plan administrator may impose. Prior to settlement, an award of restricted stock units carries no voting or dividend rights or other rights associated with share ownership, although dividend equivalents may be granted, as discussed below.

Dividend Equivalents.    The plan administrator is authorized to grant dividend equivalents conferring on participants the right to receive, currently or on a deferred basis, cash, shares, other awards or other property equal in value to dividends paid on a specific number of shares or other periodic payments. Dividend equivalents may be granted alone or in connection with another award, may be paid currently or on a deferred basis and, if deferred, may be deemed to have been reinvested in additional shares, awards or otherwise as specified by the plan administrator.

Bonus Stock and Awards in Lieu of Cash Obligations.    The plan administrator is authorized to grant shares as a bonus free of restrictions, or to grant shares or other awards in lieu of our obligations to pay cash under the 2015 Plan or other plans or compensatory arrangements, subject to such terms as the plan administrator may specify.

Other Stock Awards.    The plan administrator is authorized to grant other forms of stock awards valued in whole or in part by reference to, or otherwise based on, our common stock, including the appreciation in value thereof. These stock awards may be granted either alone or in addition to stock awards described above. The plan administrator determines the terms and conditions of such awards.

Performance Awards.    The plan administrator is authorized to grant performance awards to participants on terms and conditions established by the plan administrator. The performance criteria to be achieved during any performance period and the length of the performance period is determined by the plan administrator upon the grant of the performance award. However, a performance period cannot be shorter than 12 months or longer than five years. Unless otherwise permitted in compliance with the requirements of Section 162 (m) of the Code with respect to an award intended to qualify as “performance-based compensation” thereunder, the plan administrator will establish the performance goals applicable to, and the formula for calculating the amount payable under, the award no later than the earlier of (a) the date which occurs 90 days after the commencement of the applicable performance period and (b) the date on which 25% of the performance period has elapsed, and in any event at a time when the achievement of the applicable performance goals remains substantially uncertain. Prior to the payment of any compensation under an award intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the plan administrator will certify the extent to which any performance goals and any other material terms under such award have been satisfied (other than in cases where such performance goals relate solely to the increase in the value of our common stock). Notwithstanding the satisfaction of, or completion of any performance goals, the number of shares of common stock, options, cash or other benefits granted, issued, retainable and/or vested under an award on account of satisfaction of such performance goals may be reduced by the plan administration on the basis of such further considerations as the plan administration, in its sole discretion, will determine.

The performance criteria that will be used to establish such performance goals may be based on any one of, or combination of, the following as determined by the plan administration: (1) earnings (including earnings per share and net earnings); (2) earnings before interest, taxes and depreciation; (3) earnings before interest, taxes, depreciation and amortization; (4) earnings before interest, taxes, depreciation,

Executive compensation

amortization and legal settlements; (5) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (6) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (7) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (8) total stockholder return; (9) return on equity or average stockholder’s equity; (10) return on assets, investment or capital employed; (11) stock price; (12) margin (including gross margin); (13) income (before or after taxes); (14) operating income; (15) operating income after taxes; (16) pre-tax profit; (17) operating cash flow; (18) sales or revenue targets; (19) increases in revenue or product revenue; (20) expenses and cost reduction goals; (21) improvement in or attainment of working capital levels; (22) economic value added (or an equivalent metric); (23) market share; (24) cash flow; (25) cash flow per share; (26) share price performance; (27) debt reduction; (28) implementation or completion of projects or processes; (29) customer satisfaction; (30) stockholders’ equity; (31) capital expenditures; (32) debt levels; (33) operating profit or net operating profit; (34) workforce diversity; (35) growth of net income or operating income; (36) employee retention; (37) initiation of phases of clinical trials and/or studies by specified dates; (38) budget management; (39) submission of INDs and NDAs or regulatory body approval with respect to products, studies and/or trials; (40) commercial launch of products; and (41) to the extent that an award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the plan administration.

Other Terms of Awards.    Awards may be settled in the form of cash, shares, other awards or other property, in the discretion of the plan administrator. The plan administrator may require or permit participants to defer the settlement of all or part of an award in accordance with such terms and conditions as the plan administrator may establish. The plan administrator may condition any payment relating to an award on the withholding of taxes and may provide that a portion of any shares or other property to be distributed will be withheld (or previously acquired shares or other property be surrendered by the participant) to satisfy withholding and other tax obligations. Awards granted under the 2015 Plan generally may not be pledged or otherwise encumbered and are not transferable except by will or by the laws of descent and distribution, or to a designated beneficiary upon the participant’s death, except that the plan administrator may, in its discretion, permit transfers for estate planning or other purposes subject to any applicable restrictions under Rule 16b-3. The plan administrator may grant awards in exchange for other awards under the 2015 Plan, awards under our other plans, or other rights to payment from us, and may grant awards in addition to and in tandem with such other awards, rights or other awards.

Acceleration of Vesting; Change in Control.    The plan administrator may provide, in an individual award agreement or in any other written agreement between the participant and us that the stock award will be subject to additional acceleration of vesting and exercisability in the event of a change in control. Under the 2015 Plan, a change in control is generally (i) the acquisition by a person or entity of more than 50% of our combined voting power other than by reorganization, merger, consolidation or similar transaction; (ii) the members of our board of directors as of the effective date of the 2015 Plan cease to constitute at least a majority of our board of directors; (iii) a consummated merger, consolidation or similar transaction immediately after which our stockholders cease to own more than 50% of the combined voting power of the surviving entity; or (iv) a consummated sale or other disposition of all or substantially all of our consolidated assets.

Amendment and Termination.    Our board of directors may amend, alter, suspend, discontinue or terminate the 2015 Plan or the duly authorized committee’s authority to grant awards at any time and without further stockholder approval, except stockholder approval must be obtained for any amendment or alteration if such approval is required by law or regulation or under the rules of any stock exchange or

Executive compensation

quotation system on which our shares are then listed or quoted. Thus, stockholder approval may not necessarily be required for every amendment to the 2015 Plan. The 2015 Plan will terminate at the earliest of (a) such time as no shares remain available for issuance under the 2015 Plan, (b) termination of the 2015 Plan by our board of directors, or (c) the tenth anniversary of the effective date of the 2015 Plan.

2012 Employee, Director and Consultant Equity Incentive Plan

Our 2012 Plan was adopted by our board of directors and approved by our stockholders in February 2012. As of the effective date of the 2015 Plan, no additional awards will be granted under the 2012 Plan, and all awards granted under the 2012 Plan that are repurchased, forfeited, expire or are cancelled will become available for grant under the 2015 Plan in accordance with its terms. Awards outstanding under the 2012 Plan will remain in effect until they have been exercised or terminated, or have expired.

Acceleration of Vesting; Change in Control.    The administrator may, in its discretion, accelerate the exercisability, the lapsing of restrictions or the expiration of deferral or vesting periods of any award, if so provided in the award agreement in the case of a change in control, as defined in the 2012 Plan.

Upon any merger, consolidation or other reorganization in which we do not survive, or in the event of any change in control, outstanding awards will be dealt with in accordance with the agreement effectuating the transaction or, to the extent not so determined under such agreement, the administrator may provide for any of the following actions with respect to outstanding awards: (i) our continuation of such awards (if we are the surviving entity in the transaction); (ii) the assumption or substitution of such awards by the surviving entity or its parent or subsidiary; (iii) full exercisability or vesting and accelerated expiration of such awards; or (iv) settlement of the value of such awards in cash, cash equivalents or other property followed by cancellation of such awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows grants of equity awards outstanding on December 31, 2014 to each of the named executive officers named in the Summary Compensation Table.

	Option awards
Name	Equity award grant date	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Frederick Sancilio	7/2/2013	188,703	—	0.24	7/2/2023
Carla L. Cox(1)	7/2/2013	47,175	94,350	0.24	7/2/2023	(2)
	4/21/2014	—	74,745	0.60	4/21/2024	(3)
	4/21/2014	—	15,000	0.60	4/21/2024	(3)
	7/23/2014	—	47,000	3.69	7/23/2024	(3)
Thorsteinn Thorsteinsson	9/19/2012	—	15,725	0.839	9/19/2022	(4)
	7/2/2013	15,725	31,450	0.24	7/2/2023	(5)
	4/21/2014	—	49,650	0.60	4/21/2024	(3)
	4/21/2014	—	5,000	0.60	4/21/2024	(3)
	7/23/2014	—	25,000	3.69	7/23/2024	(3)

(footnotes on following page)

Executive compensation

(1)	Ms Cox resigned from our company as of January 2015. All of her outstanding options have been either exercised or terminated.
(2)	The first one-third of the options vest on the first anniversary of the vesting start date of 5/20/2013 and an additional one-third of the options will vest on each subsequent anniversary of the vesting start date until the options are fully exercisable.
(3)	The first one-fourth of the options vest on the first anniversary of the grant date and an additional one-fourth of the options will vest on each subsequent anniversary of the grant date until the options are fully exercisable.
(4)	The first one-third of the options vest on the first anniversary of the vesting start date of 9/17/2012 and an additional one-third of the options will vest on each subsequent anniversary of the vesting start date until the options are fully exercisable.
(5)	The first one-third of the options vest on the second anniversary of the vesting start date of 9/17/2012 and an additional one-third of the options will vest on each subsequent anniversary of the vesting start date until the options are fully exercisable.

Security ownership of certain beneficial owners and management

The following table sets forth the beneficial ownership of our common stock as of July 31, 2015 by the following (1) each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock; (2) each of our directors and named executive officers; and (3) all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Shares of our common stock subject to options or warrants currently exercisable or exercisable within 60 days of July 31, 2015 are deemed to be outstanding for calculating the percentage of outstanding shares of the person holding these options or warrants, but are not deemed outstanding for calculating the percentage of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose.

Our calculation of the number of shares and percentage of beneficial ownership prior to this offering is based on 21,633,737 shares of common stock outstanding as of July 31, 2015, and assumes:

➢	the conversion of all outstanding shares of our Series A preferred stock into 10,696,400 shares of our common stock, which will automatically occur immediately prior to the consummation of this offering;

➢	the conversion of all outstanding shares of our Series B preferred stock into 1,540,400 shares of our common stock, which will automatically occur immediately prior to the consummation of this offering; and

➢	the conversion of all outstanding shares of our Series C preferred stock into 5,295,276 shares of our common stock, which will automatically occur immediately prior to the consummation of this offering.

Our calculation of the percentage of beneficial ownership after this offering is based on shares of common stock outstanding after the closing of this offering, and includes the assumptions notated above, and no exercise of the underwriters’ option to purchase additional shares of our common stock.

Security ownership of certain beneficial owners and management

Unless otherwise indicated, the address of each person named in the table below is c/o, Sancilio Pharmaceuticals Company, Inc., 2129 N. Congress Avenue, Riviera Beach, FL 33404.

	Shares of common stock beneficially owned before the offering		Percentage of shares of common stock beneficially owned
Name and Address of Beneficial Owner	Number		Prior to this offering	After this offering
5% Shareholders:
Carolyn Alex Sancilio	12,339,903	(1)	56.5%
Lighthouse Aggressive Growth Fund, LP(2)	1,576,391	(3)	7.3%
Signet Healthcare Partners LP(4)	2,647,638		12.2%
Wellington Management Company, LLP(5)	2,647,638		12.2%
Named Executive Officers and Directors:
Frederick D. Sancilio	12,339,903	(6)	55.6%
Carla L. Cox(7)	47,175		*
Marc Wolff	—		—
Thorsteinn Thorsteinsson	98,537	(8)	*
Alan W. Dunton	239,761	(9)	1.1%
Patrick M. Gray	239,761	(9)	1.1%
Dennis H. Langer	239,761		1.1%
Roderick P. Jackson	239,761	(9)	1.1%
Martin Zeiger	91,898	(10)	*
Executive Officers and Directors as a Group (ten (10) persons)	13,547,464	(11)	60.9%

*	Represents beneficial ownership of less than one percent (1%) of our outstanding common stock.
(1)	This amount includes 10,179,303 shares beneficially owned by Dr Frederick Sancilio, Ms Sancilio’s spouse, including an aggregate of 208,703 shares of common stock issuable pursuant to options that are exercisable within 60 days of July 31, 2015. Ms Sancilio disclaims pecuniary interest in the shares beneficially owned by Dr Sancilio.
(2)	Lighthouse Aggressive Growth Fund, LP, or Lighthouse, is an investment adviser registered under the Investment Advisers Act. Lighthouse, in such capacity, may be deemed the beneficial owner of shares held of record by its clients. The principal business address of Lighthouse is 3801 PGA Blvd., Suite 500, Palm Beach Gardens, Florida 33410.
(3)	This number includes an aggregate of 30,628 shares of common stock issuable pursuant to options that are exercisable within 60 days of July 31, 2015.
(4)	Signet Healthcare Partners LP, or Signet, is an investment advisor registered under the Investment Advisers Act. Signet, in such capacity, may be deemed the beneficial owner of shares held of record by its clients. The principal business address of Signet is 152 W 57th Street, 19th Floor, New York, New York 10019.
(5)	Wellington Management Company, LLP, or Wellington Management, is an investment adviser registered under the Investment Advisers Act. Wellington Management, in such capacity, may be deemed the beneficial owner of shares held of record by its clients. The business address of Wellington Management is 280 Congress Street, Boston, Massachusetts 02210.
(6)	This number includes an aggregate of 208,703 shares of common stock issuable pursuant to options that are exercisable within 60 days of July 31, 2015. This amount also includes 2,160,600 shares beneficially owned by Carolyn Alex Sancilio, Dr Sancilio’s spouse. Dr Sancilio disclaims pecuniary interest in the shares beneficially owned by Ms Sancilio.

(footnotes continued on following page)

Security ownership of certain beneficial owners and management

(7)	Ms Cox resigned from our company as of January 2015.
(8)	This number includes 67,087 shares of common stock issuable pursuant to options that are exercisable within 60 days of July 31, 2015.
(9)	This number includes 51,061 shares of common stock issuable pursuant to options that are exercisable within 60 days of July 31, 2015.
(10)	This number represents shares of common stock issuable pursuant to options that are exercisable within 60 days of July 31, 2015.
(11)	This number includes 558,953 shares of common stock issuable pursuant to options that are exercisable within 60 days of July 31, 2015.

Certain relationships and related party transactions

In addition to the executive officer and director compensation arrangements discussed above under “Executive Compensation,” below we describe transactions since January 1, 2013 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest or such other persons as may be required to be disclosed pursuant to Item 404 of Regulation S-K, which we refer collectively refer to as “related parties.”

COMPENSATION OF CAROLYN ALEX SANCILIO

Carolyn Alex Sancilio, the spouse of Frederick Sancilio, Chairman, President and Chief Executive Officer, joined us as our Vice President of Corporate Development in January 2014. In fiscal 2014, Ms Sancilio received a base salary of $67,212, a cash bonus of $110,000, and was awarded an option to acquire 80,000 shares of our common stock at $3.69 per share.

STOCKHOLDERS’ LOANS

During the year ended December 31, 2012, we issued loans evidenced by promissory notes, or Stockholders’ Notes, in the aggregate amount of $0.3 million to the following stockholders to finance the purchase of an aggregate of 3,828,100 shares of our common stock: Frederick Sancilio, Carolyn Alex Sancilio, Subransu Tripathy, Daren Graham, Alan Dunton, Dennis Langer, Patrick Gray and Roderick Jackson. The Stockholders’ Notes bore interest at 1.3% per annum and were due at the earlier of (i) May 30, 2021, (ii) immediately prior to the filing of the registration statement of which this prospectus is a part, (iii) ten days after the date that the borrowing stockholder is no longer providing services to us, (iv) upon the occurrence of an event of default (as defined in the Stockholders’ Notes) and (v) upon the consummation of a change of control (as defined in the Stockholders’ Notes) of the Company.

Prior to December 31, 2014, the Stockholders’ Notes, other than the Stockholders’ Note made by Mr Tripathy, were repaid in full and accordingly, we released those certain shares pledged by each of the parties, pursuant to the associated pledge agreements. With respect to Mr Tripathy, we received a stock power conveying the shares held by him back to us in exchange for forgiveness of the principal and accrued interest owed under his Stockholders’ Note.

CREDIT FACILITY GUARANTEE

In September 2013, we entered into an agreement with Frederick Sancilio and Carolyn Alex Sancilio, collectively the Guarantors, in connection with the Credit Agreement. The Guarantors agreed to the payment of our obligations with respect to the Credit Facility and the Term Loan in the event of default by the Company. In consideration for the guaranties, we agreed to compensate the Guarantors 2% of the average balance of the actual outstanding debt guaranteed by the Guarantors during the prior completed month. For the years ended December 31, 2014 and 2013, we expensed approximately $54,000 and $16,000, respectively, as interest expense related to this guarantee.

Certain relationships and related party transactions

STOCKHOLDERS’ AGREEMENT

In connection with our preferred stock financings, we entered into a second amended and restated stockholders’ agreement, to provide for, among other things, registration rights, information rights, voting rights and obligations, and rights of first refusal with certain holders of our preferred stock and common stock, including Frederick Sancilio, Carolyn Alex Sancilio and entities affiliated with each of Lighthouse Aggressive Growth Fund, LP, Signet Healthcare Partners LP and Wellington Management Company, LLP. The second amended and restated stockholders’ agreement will terminate in connection with the consummation of this offering, however the registration rights granted to certain holders of our preferred stock will continue following the consummation of this offering as more fully described below in “Description of Capital Stock—Registration Rights.”

CONSULTING AGREEMENT

On June 24, 2013, Frederick Sancilio entered into an agreement with TherapeuticsMD whereby he has agreed to provide up to 10 hours of consulting services per month to TherapeuticsMD in connection with TherapeuticsMD’s drug development efforts specifically pertaining to estradiol and progesterone platform technology. In connection with such consulting services, Frederick Sancilio received 300,000 options in TherapeuticsMD. The agreement sets forth the respective intellectual property rights of TherapeuticsMD and Frederick Sancilio. Frederick Sancilio also agreed to certain confidentiality, non-competition and non-solicitation provisions.

POLICIES AND PROCEDURES FOR RELATED PARTY TRANSACTIONS

Our board of directors has adopted a formal written policy that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our common stock and any member of the immediate family of any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior consent of our audit committee, subject to the pre-approval exceptions described below. If advance approval is not feasible then the related party transaction will be considered at the audit committee’s next regularly scheduled meeting.

In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. Our board of directors has delegated to the chair of our audit committee the authority to pre-approve or ratify any request for us to enter into a transaction with a related party, in which the amount involved is less than $120,000 and where the chair is not the related party. Our audit committee has also reviewed certain types of related party transactions that it has deemed pre-approved even if the aggregate amount involved will exceed $120,000 including, employment of executive officers, director compensation, certain transactions with other organizations, transactions where all stockholders receive proportional benefits, transactions involving competitive bids, regulated transactions and certain banking-related services. All of the transactions described above were entered into prior to the adoption of this policy.

Description of capital stock

The following descriptions include summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the completion of this offering, subject to stockholder approval. Reference is made to the more detailed provisions of the amended and restated certificate of incorporation and amended and restated bylaws, forms of which are filed as exhibits to the registration statement of which this prospectus is a part, and applicable law. Because this is only a summary, it may not contain all the information that is important to you.

GENERAL

Following the closing of this offering, our authorized capital stock will consist of              shares of common stock, $0.01 par value per share, and              shares of preferred stock, $0.01 par value per share.

COMMON STOCK

Outstanding Shares.    Based on 21,684,798 shares of common stock outstanding as of June 30, 2015, assuming conversion of all outstanding shares of our Series A convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock into shares of common stock immediately prior to the closing of this offering and the issuance of              shares of common stock in this offering (assuming no exercise of the underwriter option to purchase additional shares of common stock) and no exercise of outstanding options or warrants, there will be              shares of common stock outstanding upon the closing of this offering. As of June 30, 2015, assuming the conversion of all outstanding shares of our Series A convertible preferred stock, Series B convertible preferred stock and Series C convertible preferred stock into common stock upon the closing of this offering, we had eighteen (18) record holders of our common stock.

Voting Rights.    Each holder of common stock will be entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise provided by law or our amended and restated certificate of incorporation or amended and restated bylaws, all matters other than the election of directors submitted to the stockholders at any meeting shall be decided by the affirmative vote of a majority of the outstanding shares of common stock present in person or represented by proxy at the meeting and entitled to vote thereon. Directors will be elected by a plurality of the votes cast at the meeting. The holders of common stock will not have cumulative voting rights in the election of directors. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors will be able to elect all of the directors standing for election, if they should so choose.

Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock will be entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. Under the General Corporation Law of the State of Delaware, or DGCL, we can only pay dividends either out of “surplus” or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value. At present, we have no plans to issue dividends on our common stock. See the section

Description of capital stock

entitled “Dividend Policy.” Our ability to pay dividends will also be limited by covenants in our existing indebtedness and may be limited by the agreements governing other indebtedness we or our subsidiaries incur in the future.

Liquidation.    In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Other Rights and Preferences.    Holders of our common stock will have no preemptive, conversion or subscription rights, and there will be no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable.    All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

PREFERRED STOCK

Upon the closing of this offering, we will have no shares of our preferred stock outstanding. Outstanding shares of Series A convertible preferred stock will be converted into 10,696,400 shares of common stock, outstanding shares of Series B convertible preferred stock will be converted into 1,540,400 shares of common stock, and outstanding shares of Series C convertible preferred stock will be converted into 5,295,276 shares of common stock.

Our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by NASDAQ, the authorized shares of preferred stock will be available for issuance without further action by stockholders. Our board of directors may determine, with respect to any series of preferred stock, the powers including preferences and relative participations, optional or other special rights, and the qualifications, limitations or restrictions thereof, of that series, including, without limitation:

➢	the designation of the series;

➢	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

➢	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

➢	the dates at which dividends, if any, will be payable;

➢	the redemption rights and price or prices, if any, for shares of the series;

➢	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

➢	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

➢

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other corporation, and, if so, the specification of the other class or series or other

Description of capital stock

security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

➢	restrictions on the issuance of shares of the same series or of any other class or series; and

➢	the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for your common stock over the market price of the common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

OPTIONS AND WARRANTS

As of June 30, 2015, options to purchase an aggregate of 2,256,216 shares of our common stock were outstanding under our 2012 Plan and 2015 Plan, of which 769,586 were vested and 1,486,630 were unvested as of that date. For additional information regarding the terms of this plan, see the section entitled “Executive Compensation—Employee Benefits and Stock Plans—2015 Equity Incentive Plan and —2012 Employee, Director and Consultant Equity Incentive Plan.”

As of June 30, 2015, warrants to purchase an aggregate of approximately 185,767 shares of our common stock at a weighted average exercise price of approximately $3.64 were outstanding. These warrants have a net exercisable provision under which the holder may, in lieu of payment of the exercise price in cash, surrender the applicable warrant and receive a net amount of shares based on the fair market value of our stock at the time of exercise after deduction of the aggregate exercise price.

REGISTRATION RIGHTS

Following the closing of this offering, the holders of an aggregate of 17,532,076 shares of our common stock, which represents those shares of our common stock that will be issued upon conversion of our preferred stock in connection with this offering, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act. These shares are collectively referred to herein as “registrable securities.” These rights are provided under the terms of the second amended and restated stockholders’ agreement, or stockholders’ agreement, by and among us and certain of our stockholders, which was entered into in connection with our preferred stock financings, and include demand Form S-1 and Form S-3 and piggyback registration rights as described more fully below. These registration rights are assignable, subject to certain conditions, including that the assignee be bound by the terms and conditions of the stockholders’ agreement.

Form S-1 Demand Registration Rights

At any time beginning 180 days following the effective date of the registration statement of which this prospectus is a part, the holders of at least 20% of the outstanding registrable securities have the right to demand that we file a registration statement on Form S-1 under the Securities Act covering the registrable securities demanded to be registered and any additional registrable securities requested to be included by

Description of capital stock

other holders. As of June 30, 2015, an aggregate of 17,532,076 registrable securities would be entitled to these Form S-1 demand registration rights. Additionally, all holders of registrable securities are entitled to notice of any such Form S-1 demand registration with respect to the registrable securities held by them and will be entitled to include such registrable securities in any such registration statement on Form S-1. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we will be required, as expeditiously as reasonably possible, to file the registration statement and use our commercially reasonable efforts to cause such registration statement to become effective.

Form S-3 Demand Registration Rights

If we are eligible to file a registration statement on Form S-3 under the Securities Act, holders of at least 20% of the outstanding registrable securities have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of registrable securities to be sold is at least $3.0 million, net of underwriting discounts, commissions and certain expenses, and we have not already effected two registrations on Form S-3 within the preceding 12-month period. As of June 30, 2015, an aggregate of 17,532,076 registrable securities would be entitled to these Form S-3 registration rights. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under specified circumstances. Upon such a request, we will be required, as expeditiously as reasonably possible, to file the registration statement and use our commercially reasonable efforts to cause such registration statement to become effective.

“Piggyback” Registration Rights

If we register any securities for public sale, holders of registration rights will each be entitled to notice of the registration and will have the right to include their registrable securities in any such registration statement. These piggyback registration rights are subject to specified conditions and limitations, including the right of the underwriters of any underwritten offering to limit the number of shares having registration rights to be included in the registration statement, but not below 25% of the total number of registrable securities requested by the holders to be included in the registration statement. As of June 30, 2015, an aggregate of 17,532,076 registrable securities would be entitled to these piggyback registration rights.

Expenses of Registration

Generally, we are required to bear all registration and selling expenses incurred in connection with the demand Form S-1 and Form S-3 and piggyback registrations described above, other than underwriting discounts, commissions and certain other selling expenses.

Expiration of Registration Rights

The demand Form S-1 and Form S-3 and piggyback registration rights discussed above will terminate as to a given holder of registrable securities when such holder no longer holds any registrable securities. Following a transfer of such registrable securities they may be resold without subsequent registration under the Securities Act, or such registrable securities are eligible for sale by the holder without volume restrictions pursuant to Rule 144 under the Securities Act.

Description of capital stock

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW AND OUR CERTIFICATE OF INCORPORATION AND BYLAWS

Certain provisions of Delaware law and certain provisions that will be included in our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be effective, subject to stockholder approval, upon the completion of this offering, are summarized below and may be deemed to have an anti-takeover effect and may make the following transactions more difficult:

➢	an acquisition of us by means of a tender offer;

➢	an acquisition of us by means of a proxy contest or otherwise; or

➢	the removal of our incumbent officers and directors.

It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

Delaware Anti-Takeover Statute

We will be subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to              shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company.

Stockholder Meetings

Our amended and restated bylaws will provide that a special meeting of stockholders may be called only by our chairman of the board or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Description of capital stock

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws will eliminate the right of stockholders to act by written consent without a meeting. This may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholders without holding a meeting of stockholders.

Classified Board of Directors

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Removal of Directors; Vacancies

Our amended and restated certificate of incorporation will provide that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than 66  2⁄3% of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors. In addition, our amended and restated certificate of incorporation will provide that, subject to the rights granted to one or more series of preferred stock then outstanding, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum.

Stockholders Not Entitled to Cumulative Voting

Our amended and restated certificate of incorporation will not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock, if any, may be entitled to elect.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66  2⁄3% of the total voting power of all of our outstanding voting stock. The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Exclusive Forum Selection

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, a state or federal court located within the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action

Description of capital stock

asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine. Our bylaws will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have received notice of and consented to the foregoing provision. Although our bylaws will contain the choice of forum provision described above, it is possible that a court could rule that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

LIMITATION ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except:

➢	for breach of duty of loyalty;

➢	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

➢	under Section 174 of the DGCL (unlawful dividends); or

➢	for transactions from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We will be expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation on liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock will be             .

THE NASDAQ CAPITAL MARKET

We intend to list shares of our common stock on The NASDAQ Capital Market under the symbol “SPCI.”

Shares eligible for future sale

We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales might occur, could materially and adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon completion of this offering, we will have              shares of common stock outstanding. Of these shares, the shares of common stock sold in the offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely transferable in the United States without restriction under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144 under the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of our common stock will be “restricted securities” under the Securities Act, and may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which are summarized below, or another SEC rule. We expect that substantially all of these shares will be subject to the 180-day lock-up period under the lock-up agreements described below.

LOCK-UP AGREEMENTS

We, each of our directors and executive officers and holders of     % our outstanding shares of common stock, who will collectively own              common shares upon consummation of this offering, have agreed that, without the prior written consent of UBS Securities LLC and Piper Jaffray & Co. on behalf of the underwriters, we and they will not, subject to limited exceptions, during the period ending 180 days after the date of this prospectus, subject to extension in specified circumstances:

➢	lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

➢	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our capital stock, whether any such transaction is to be settled by delivery of capital stock or other securities, in cash or otherwise;

➢	make any demand for or exercise any right with respect to the registration of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock; or

➢	publicly announce an intention to do any of the foregoing.

The lock-up restrictions, specified exceptions and the circumstances under which the 180-day lock-up period may be extended are described in more detail under the section entitled “Underwriting.”

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Shares eligible for future sale

RULE 144

In general, under Rule 144 as currently in effect, persons who are not one of our affiliates at any time during the three months preceding a sale may sell shares of our common stock beneficially held upon the earlier of (1) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (2) a one-year holding period.

1.	At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three- month period a number of shares of common stock that does not exceed the greater of either of the following:

(a)	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering, based on the number of shares of our common stock outstanding as of September 30, 2014; or

(b)	the average weekly trading volume of our common stock on the NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

2.	At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Approximately              common shares that are not subject to the lock-up agreements described above will be eligible for sale under Rule 144 immediately upon the closing of this offering.

RULE 701

In general, under Rule 701, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or option plan or other written agreement before the effective date of a registration statement under the Securities Act is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.

EQUITY PLAN

We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued under our 2012 Plan and issued or issuable under our 2015 Plan.

We expect to file the registration statement covering shares offered pursuant to our 2012 Plan and 2015 Plan shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

Material US federal income tax consequences to non-US holders of our common stock

The following is a summary of the material US federal income and estate tax consequences to a non-US holder (as defined below) of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset (i.e., generally, an asset held for investment purposes).

A “non-US holder” means a person (other than a partnership) that is not for US federal income tax purposes any of the following:

➢	an individual citizen or resident of the United States;

➢	a corporation (or any other entity treated as a corporation for US federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

➢	an estate if its income is subject to US federal income taxation regardless of its source; or

➢	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable US Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, and US Treasury regulations, administrative rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, and are subject to differing interpretations, which could result in US federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of US federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-US holders in light of their particular circumstances. In addition, it does not represent a detailed description of the US federal income tax consequences applicable to you if you are subject to special treatment under the US federal income tax laws (including if you are a US expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for US federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular US federal income and estate tax consequences to you of the purchase, ownership or disposition of our common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction or any applicable income tax treaty.

DIVIDENDS

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying any dividends. Distributions (if any) of cash or property that we pay on our common stock will be treated as taxable dividends for US federal income tax purposes to the extent paid from our current or

Material US federal income tax consequences to non-US holders of our common stock accumulated earnings and profits (as determined under US federal income tax principles). If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and will be treated first as a tax-free return of capital to the extent of the non-US holder’s adjusted tax basis in our common stock, and thereafter will be treated as capital gain from a sale or other disposition of our common stock as described below in “Gain on Disposition of Common Stock.” Your adjusted tax basis is generally the purchase price of the shares, reduced by any such tax-free returns of capital. Dividends paid to a non-US holder of our common stock generally will be subject to withholding of US federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-US holder within the United States (and, if required by an applicable income tax treaty, are attributable to a US permanent establishment of the non-US holder) are not subject to withholding, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to US federal income tax on a net income basis in the same manner as if the non-US holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” on its effectively connected earnings and profits at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-US holder of our common stock who wishes to claim the benefit of an applicable income tax treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service, or IRS, Form W-8BEN or Form W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable US Treasury regulations.

A non-US holder of our common stock eligible for a reduced rate of US withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

GAIN ON DISPOSITION OF COMMON STOCK

Except as provided in “Information Reporting and Backup Withholding” and “Additional Withholding Requirements” below, any gain realized on the sale, exchange or other taxable disposition of our common stock generally will not be subject to US federal income tax unless:

➢	the gain is effectively connected with a trade or business of the non-US holder in the United States (and, if required by an applicable income tax treaty, is attributable to a US permanent establishment of the non-US holder);

➢	the non-US holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

➢	we are or have been a “United States real property holding corporation” for US federal income tax purposes.

A non-US holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated US federal income tax rates applicable to such holder if it were a United States person as defined under the Code. In addition, if a non-US holder described in the first bullet point immediately above is a corporation for US federal income tax purposes, it may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Material US federal income tax consequences to non-US holders of our common stock

An individual non-US holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by US source capital losses, even though the individual is not considered a resident of the United States.

With respect to the third bullet point immediately above, we believe we are not, and do not anticipate becoming, a “United States real property holding corporation” for US federal income tax purposes. In general, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market values of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business (all as determined for US federal income tax purposes). For this purpose, real property interests include land, improvements and associated personal property. If we are or become a “United States real property holding corporation,” so long as our common stock continues to be regularly traded on an established securities market (within the meaning of applicable US Treasury regulations), only a non-US holder who holds or held directly, indirectly or constructively (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to US federal income tax on the disposition of our common stock in the same manner as gain that is effectively connected with a trade or business of the non-US holder in the United States, except that the branch profits tax generally will not apply.

FEDERAL ESTATE TAX

Common stock held by an individual non-US holder (as determined for US federal estate tax purposes) at the time of death will be included in such holder’s gross estate for US federal estate tax purposes, and may be subject to US federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

We must report annually to the IRS and to each non-US holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-US holder resides under the provisions of an applicable income tax treaty.

A non-US holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-US holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code) on a properly executed IRS Form W-8 BEN or Form W-8BEN-E, or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain US-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-US holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-US holder’s US federal income tax liability provided the required information is timely furnished to the IRS.

Material US federal income tax consequences to non-US holders of our common stock

Non-US holders should consult their own tax advisors regarding the application of information reporting and backup withholding in their particular circumstances, including the procedure for claiming any applicable exemption.

ADDITIONAL WITHHOLDING REQUIREMENTS

Under legislation enacted in 2010, regulations and administrative guidance, a 30% US federal withholding tax may apply to any dividends paid after June 30, 2014, and to the gross proceeds from a disposition of our common stock occurring after December 31, 2016, in each case paid to (i) a “foreign financial institution” (as specifically defined in the legislation), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its United States “account” holders (as specifically defined in the legislation) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners, which generally includes any United States person that directly or indirectly owns more than 10% of the entity, or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules.

The rules described above may be modified by an intergovernmental agreement entered into between the United States and an applicable foreign country. You should consult your own tax advisor regarding this legislation and whether it may be relevant to your ownership and disposition of our common stock.

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and Piper Jaffray & Co. are acting as joint book-running managers of this offering and as representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares
UBS Securities LLC
Piper Jaffray & Co.
JMP Securities LLC
FBR Capital Markets & Co.

Total

The underwriting agreement provides that the underwriters must buy all of the shares of common stock if they buy any of them. However, the underwriters are not required to pay for the shares covered by the underwriters’ option to purchase additional shares as described below.

Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OPTION TO PURCHASE ADDITIONAL SHARES

We have granted the underwriters an option to buy up to an aggregate of              additional shares of our common stock. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares of common stock approximately in proportion to the amounts specified in the table above.

UNDERWRITING DISCOUNT

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $         per share from the initial public offering price. Sales of shares made outside of the United States may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

Underwriting

The following table shows the per share and total underwriting discount we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to              additional shares:

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of the offering payable by us, not including the underwriting discount, will be approximately $         million.

NO SALES OF SIMILAR SECURITIES

We, our executive officers and directors, and certain holders of our common stock have entered into lock-up agreements with the underwriters. Under the lock-up agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC and Piper Jaffray & Co., offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if at any time during the 180-day restricted period we cease to qualify as an “emerging growth company” under the US federal securities laws and either (1) during the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, then the restrictions described above shall continue to apply until the expiration of the date that is 15 calendar days plus three business days after the issuance of the earnings release or the occurrence of the material news or material event.

UBS Securities LLC and Piper Jaffray & Co. may, at any time and in their sole discretion, release some or all the securities from these lock-up agreements. If the restrictions under the lock-up agreements are waived, shares of our common stock may become available for resale into the market, subject to applicable law, which could reduce the market price of our common stock.

INDEMNIFICATION

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ LISTING

We intend to apply to have our common stock approved for listing on the NASDAQ [Global Market] under the symbol “SPCI.”

Underwriting

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock during and after this offering, including:

➢	stabilizing transactions;

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilization transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover short positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked short sales,” which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are short sales made in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

These stabilizing transactions, short sales, purchases to cover positions created by short sales, the imposition of penalty bids and syndicate covering transactions may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters may carry out these transactions on the Nasdaq, in the over-the-counter market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. Neither we, nor any of the underwriters make any representation that the underwriters will engage in these stabilization transactions or that any transaction, once commenced, will not be discontinued without notice.

Underwriting

DETERMINATION OF OFFERING PRICE

Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation among us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

➢	the information set forth in this prospectus and otherwise available to the representatives;

➢	our history and prospects and the history and prospects for the industry in which we compete;

➢	our past and present financial performance;

➢	our prospects for future earnings and the present state of our development;

➢	the general condition of the securities market at the time of this offering;

➢	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

➢	other factors deemed relevant by the underwriters and us.

The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock or that the common stock will trade in the public market at or above the initial public offering price.

AFFILIATIONS

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and their affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

[CONFLICTS OF INTEREST]

[            ]

DIRECTED SHARE PROGRAM

At our request, the underwriters have reserved up to 5% of the common stock being offered by this prospectus for sale at the initial public offering price to our directors, officers, employees and other individuals associated with us and members of their families. The sales will be made by UBS Financial Services Inc., a selected dealer affiliated with UBS Securities LLC, an underwriter of this offering, through a directed share program. We do not know if these persons will choose to purchase all or any portion of

Underwriting

these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock. Participants in the directed share program who purchase more than $1,000,000 of shares shall be subject to a 180-day lock-up with respect to any shares sold to them pursuant to that program. This lock-up will have similar restrictions and an identical extension provision to the lock-up agreements described above. Any shares sold in the directed share program to our directors or executive officers shall be subject to the 180-day lock-up agreements described above.

ELECTRONIC DISTRIBUTION

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Notice to prospective investors

EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each a “Relevant Member State,” an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Shares”) may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

(b)	by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement by us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

UNITED KINGDOM

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

AUSTRALIA

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document

Notice to prospective investors

(as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the securities.

The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Australia) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Australia). By submitting an application for our securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our securities shall be deemed to be made to such recipient and no applications for our securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our securities you undertake to us that, for a period of 12 months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

HONG KONG

The contents of this prospectus have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this prospectus, you should obtain independent professional advice. Please note that (1) our securities may not be offered or sold in Hong Kong, by means of this prospectus or any document other than to “professional investors” within the meaning of Part I of Schedule 1 of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) (SFO) and any rules made thereunder, or in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) (CO) or which do not constitute an offer or invitation to the public for the purpose of the CO or the SFO, and (2) no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the SFO and any rules made thereunder.

JAPAN

Our quotations securities have not been and will not be quotations registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our securities will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale,

Notice to prospective investors

directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

SINGAPORE

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where our securities are subscribed or purchased under Section 275 by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired our securities pursuant to an offer made under Section 275 except:

(1)	where no consideration is or will be given for the transfer;

(2)	where the transfer is by operation of law; or

(3)	as specified in Section 276(7) of the SFA.

SWITZERLAND

This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (CO) and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

GREECE

The securities have not been approved by the Hellenic Capital Markets Commission for distribution and marketing in Greece. This document and the information contained therein do not and shall not be deemed to constitute an invitation to the public in Greece to purchase the securities. The securities may not be advertised, distributed, offered or in any way sold in Greece except as permitted by Greek law.

Notice to prospective investors

DUBAI INTERNATIONAL FINANCE CENTRE

This prospectus relates to an Exempt Offer in accordance with the Markets Rules of the Dubai Financial Services Authority. This prospectus is intended for distribution only to Professional Clients who are not natural persons. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Legal matters

Greenberg Traurig, P.A., will pass upon the validity of the common stock offered hereby on our behalf. The underwriters are represented by Davis, Polk & Wardwell LLP.

Experts

The audited consolidated financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a Registration Statement on Form S-1, or Registration Statement, under the Securities Act with respect to our common stock being offered by this prospectus. This prospectus, which forms part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information about us and our common stock, we refer you to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the Registration Statement, we refer you to the copy of the contract or document that has been filed as an exhibit to the Registration Statement, each statement about such contract or document being qualified in all respects by such reference.

A copy of the Registration Statement, including the exhibits and schedules thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov. Our reports and any other information that we have filed or may in the future file with the SEC are not incorporated by reference into, and do not constitute a part of, this prospectus or the Registration Statement.

We will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent public accounting firm. We also maintain an Internet site at www.sancilio.com. The information contained on our website, or that can be accessed through our website, will not be deemed to be incorporated into this prospectus or the Registration Statement of which this prospectus forms a part, and investors should not rely on any such information in deciding whether to purchase our common stock.

Glossary of certain scientific terms

Terms	Definitions
“active moiety”	The molecule or ion of a drug, excluding those appended portions of the molecule that cause the drug to be an ester, salt or other non-covalent derivative of the molecule, responsible for the physiological or pharmacological action of the drug substance.

“acute pancreatitis”	A sudden inflammation of the pancreas.

“active pharmaceutical ingredient” or “API”	The active or central ingredient in the product which causes the direct effect on the disease diagnosis, prevention, treatment or cure.

“amphipathic molecule”	A molecule that contains both polar (water-soluble) and nonpolar (not water-soluble) portions in its structure.

“atrial fibrillation”	An irregular and often rapid heart rate that commonly causes poor blood flow to the body.

“bioavailability”	The extent and rate at which a drug or metabolite enters systemic circulation, thereby accessing the site of action.

“bioequivalence”	The property wherein two drugs with identical active ingredients or two different dosage forms of the same drug possess similar bioavailability and produce the same effect at the site of physiological activity.

“cholestasis”	Any condition in which the flow of bile from the liver stops or slows.

“clinical superiority”	Clinical demonstration that one treatment is more effective than another.

“creatinine”	A waste product that forms when creatine, a substance found in muscle, breaks down. Creatinine levels are a marker of kidney function.

“docosahexaenoic” or “DHA”	An omega-3 fatty acid. It is a major structural fat in the brain and retina. The body naturally makes small amounts of DHA, but the amounts needed must be obtained from food or supplements. DHA is found in cold water fatty fish, such as salmon and is also found in fish oil supplements, along with EPA. DHA is used in combination with EPA to help treat heart disease, certain kidney diseases, high cholesterol, high blood pressure, certain inflammations of the digestive system and other medical conditions.

“dyslipidemia”	The elevation of low-density lipoprotein (“bad”) cholesterol, or low levels of high-density lipoprotein (“good”) cholesterol.

“dyspepsia”	Painful, difficult or disturbed digestion, which may be accompanied by symptoms such as nausea, vomiting, bloating and stomach discomfort.

“eicosapentaenoic” or “EPA”	An omega-3 fatty acid. It is found in cold water fatty fish, such as salmon and is also found in fish oil supplements, along with DHA. EPA is used alone or in combination with DHA to help treat heart disease, certain kidney diseases, high cholesterol, high blood pressure, certain inflammations of the digestive system and other medical conditions.

“eructation”	Burping or belching.

“essential fatty acids”	Fatty acids that are essential to human health and must be ingested because they cannot be synthesized in the body. Examples include alpha-linolenic acid (Omega 3) and linoleic acid (Omega 6).

Glossary of certain scientific terms

Terms	Definitions
“ester”	An organic compound formed when an acid and an alcohol combine and release water.

“ethyl ester”	An ester that yields ethyl alcohol on hydrolysis (a reaction involving the breaking of a bond in a molecule using water).

“fatty acid ester”	An ester between fatty acid and an alcohol group of another compound. An example is when three fatty acids connect to a glycerin containing three alcohol groups forming triglycerides.

“fatty acid”	Any of a large group of organic acids, especially those found in animal and vegetable fats and oils, including omega-3 fatty acids and omega-6 fatty acids.

“fibrate”	A class of medication that lowers blood triglyceride levels. Fibrates lower blood triglyceride levels by reducing the liver’s production of VLDL (the triglyceride-carrying particle that circulates in the blood) and by speeding up the removal of triglycerides from the blood.

“hepatic”	Of or relating to the liver.

“hydrophobic molecule”	A molecule that is insoluble in water or that repels water, including alkanes, oils, fats, and greasy substances in general.

“hydroxyurea”	A medication that treats sickle cell disease by helping to prevent formation of sickle-shaped red blood cells.

“hypertriglyceridemia”	A condition in which patients have levels of triglycerides in their blood above 200 mg/dL.

“intermittent claudication”	Pain caused by too little blood flow, usually during exercise. This condition generally affects the blood vessels in the legs, but can affect the arms, too.

“lipases”	Digestive enzymes.

“lipid”	Small hydrophobic or amphipathic molecules, including waxes, steroids, hormones and fat-soluble vitamins (such as vitamins A, D, E and K).

“lipidomics”	The study of the structure and function of the complete set of lipids (the lipidome) produced in a given cell or organism as well as their interactions with other lipids, proteins and metabolites.

“lipophilic”	Tending to combine with or dissolve in lipids or fats.

“lipophilic active pharmaceutical ingredient”	An active pharmaceutical ingredient in the product which combines with, or dissolves in, lipids or fats.

“lipoprotein”	Any of a group of soluble proteins that combine with and transport fat or other lipids in the blood plasma.

“micelles”	Small spherical particles consisting of an aqueous outer shell and a lipophilic core that entraps various lipases that convert fatty acid esters and triglycerides into free (or unesterified) fatty acids and monoglycerides.

“monoglycerides”	Lipid molecule containing one fatty acid and glycerin connected with an ester.

“myocardial infarction”	A heart attack.

Glossary of certain scientific terms

Terms	Definitions
“nephrotic syndrome”	A kidney disorder that causes the body to excrete too much protein in urine.

“omega-3-acid ethyl esters”	An ester between omega-3 acid and ethyl group.

“omega-3 fatty acids”	Polyunsaturated fatty acids with a double bond at the third carbon atom from the end.

“omega-6 fatty acids”	Polyunsaturated fatty acids with a double bond at the sixth carbon atom from the end.

“pan-caspase inhibitor”	Compound that inhibits all enzymes in the caspase family, believed to work on various liver diseases.

“parenteral nutrition”	The intravenous delivery of a solution containing proteins, fats, sugars and essential vitamins and minerals to a patient.

“pharmacoeconomic studies”	Studies that evaluate the cost (expressed in monetary terms) and effects (expressed in terms of monetary value, efficacy or enhanced quality of life) of a pharmaceutical product.

“pharmaceutical excipients”	Substances, other than the active pharmaceutical ingredient, that are included in a finished drug product during formulation not for their direct therapeutic action, but to aid the manufacturing process, to protect, support or enhance stability, or for bioavailability or patient acceptability.

“pharmacokinetics”	The action of drugs in the body over a period of time, including the process by which a drug is absorbed, distributed, metabolized and eliminated by the body.

“pharmacokinetic studies” or “PK studies”	Studies that evaluate the mechanisms of absorption and distribution of an administered drug, the rate at which a drug action begins and the duration of the effect, the chemical changes of the substance in the body (e.g., by enzymes) and the effects and routes of excretion of the metabolites of the drug. Pharmacokinetic studies are often employed at the discovery or candidate selection stages of a development program. Pharmacokinetic studies can be conducted in animal or human trials.

“pivotal clinical trial”	A study conducted in humans that the FDA relies upon to establish the safety and efficacy of a product.

“plasticizer”	Any of a group of substances that are used in plastics or other materials to impart viscosity, flexibility, softness or other properties to the finished product.

“polyunsaturated fatty acids”	Fatty acids that contain more than one double bond in their backbone.

“rhabdomyolysis”	Muscle breakdown.

“severe hypertriglyceridemia”	A condition involving levels of triglycerides equal to or above 500 mg/dL.

“siliphos”	A supplement that contains milk thistle, a flowering herb related to the daisy and ragweed family that is sometimes used as a natural treatment for liver problems.

Glossary of certain scientific terms

Terms	Definitions
“statin”	A class of drugs used to lower cholesterol levels by inhibiting the enzyme HMG-CoA reductase, which plays a central role in the production of cholesterol in the liver.

“statistically significant”	Statistical significance is denoted by a “p” value, which is the probability that the reported result was achieved purely by chance. Generally, a p-value less than 0.05 is considered statistically significant. By the data showing a statistical significance, we concluded that the observed effect reflects the treatment rather than due to sampling error or purely by chance.

“surfactant”	Any substance that when dissolved in water or an aqueous solution reduces its surface tension or the interfacial tension between it and another liquid.

“taste perversion”	Alterations of the sense of taste with varied range, including gross distortions of taste quality.

“triglyceride”	An ester formed from glycerol and three fatty acid groups. Triglycerides are the main constituents of natural fats and oils.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated balance sheets as of December 31, 2014 and 2013	F-3

Consolidated statements of operations and comprehensive loss for the years ended December 31, 2014 and 2013	F-4

Consolidated statements of changes in redeemable convertible preferred stock and stockholders’ deficit for the years ended December 31, 2014 and 2013	F-5

Consolidated statements of cash flows for the years ended December 31, 2014 and 2013	F-6

Notes to consolidated financial statements	F-7

Condensed consolidated balance sheets as of June 30, 2015 (unaudited) and December 31, 2014 and June 30, 2015 pro forma (unaudited)	F-29

Unaudited condensed consolidated statements of operations and comprehensive income (loss) for the six months ended June 30, 2015 and 2014	F-30

Unaudited condensed consolidated statements of changes in redeemable convertible preferred stock and stockholders’ deficit for the six months ended June 30, 2015	F-31

Unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2015 and 2014	F-32

Notes to unaudited condensed consolidated financial statements	F-33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Sancilio Pharmaceuticals Company, Inc.

We have audited the accompanying consolidated balance sheets of Sancilio Pharmaceuticals Company, Inc. (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sancilio Pharmaceuticals Company, Inc. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Fort Lauderdale, Florida

June 26, 2015

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

December 31,

	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$12,592,856	$1,071,337
Accounts receivable, net	4,350,616	1,990,179
Inventories	2,605,388	2,359,978
Income taxes receivable	232,073	101,551
Other current assets	704,943	555,871
Deferred income taxes	—	1,418,373

Total current assets	20,485,876	7,497,289
Property, plant and equipment, net	4,574,433	3,446,837
Common stock purchase warrants	5,182,320	5,859,952
Other non-current assets	189,476	114,901

Total assets	$30,432,105	$16,918,979

LIABILITIES AND REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,376,078	$1,089,552
Accrued liabilities	5,734,828	1,390,091
Deferred revenue	2,165,115	4,382,185
Capital lease obligations	36,706	84,736
Current portion of long-term debt	2,701,564	1,157,509

Total current liabilities	12,014,291	8,104,073
Deferred income taxes	—	1,607,383
Long-term capital lease obligations, net of current portion	14,015	44,677
Long-term debt, net of current portion and discount	—	1,265,807
Deferred revenue	1,463,137	2,062,781
Other long-term liability	1,500,000	—

Total liabilities	14,991,443	13,084,721
Commitments and contingencies (Note 12)
Series A redeemable convertible preferred stock, par value $.01 per share—106,964 shares authorized, issued and outstanding at December 31, 2014 and 2013	8,345,070	8,345,070
Series B redeemable convertible preferred stock, par value $.01 per share—15,404 and 22,952 shares authorized at December 31, 2014 and 2013, respectively; 15,404 shares issued and outstanding at December 31, 2014 and 2013	2,098,192	2,299,397
Series C redeemable convertible preferred stock, par value $.01 per share—5,295,276 shares authorized, issued and outstanding at December 31, 2014	20,282,607	—
Stockholders’ deficit:
Common stock, par value $.01 per share—25,000,000 and 19,870,084 shares authorized at December 31, 2014 and 2013, respectively; 4,020,536 and 2,912,898 shares issued and outstanding at December 31, 2014 and 2013, respectively	40,205	29,129
Additional paid-in capital	—	215,052
Notes receivable from stockholders	—	(327,904)
Accumulated other comprehensive income	1,457,903	2,135,535
Accumulated deficit	(16,783,315)	(8,862,021)

Total stockholders’ deficit	(15,285,207)	(6,810,209)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$30,432,105	$16,918,979

The accompanying notes are an integral part of these consolidated financial statements.

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Years Ended December 31,

	2014	2013
Revenue:
Net product sales	$6,361,772	$4,200,975
Technologies and services revenue	8,847,091	5,274,149

Total revenue	15,208,863	9,475,124
Costs and expenses:
Cost of product sales and technologies and services	9,758,527	5,750,401
Sales and marketing	1,799,554	2,166,162
Research and development	2,107,919	972,318
General and administrative	8,298,041	2,216,669

Total costs and expenses	21,964,041	11,105,550

Loss from operations	(6,755,178)	(1,630,426)

Other income (expense):
Interest income	32,370	6,645
Interest expense	(201,305)	(154,595)

Total other expense	(168,935)	(147,950)

Loss before income taxes	(6,924,113)	(1,778,376)
Benefit for income taxes	189,011	821,842

Net loss	(6,735,102)	(956,534)
Preferred dividends	(1,141,919)	(160,000)
Accretion of preferred stock to redemption value	(1,016,065)	—

Net loss attributable to common stock	$(8,893,086)	$(1,116,534)

Net loss per share attributable to common stockholders—basic and diluted	$(2.51)	$(0.46)

Weighted average number of shares outstanding—basic and diluted	3,549,984	2,438,515

Unaudited pro forma net loss per share attributable to common stockholders—basic and diluted

Unaudited pro forma weighted average number of shares outstanding—basic and diluted

Other comprehensive loss:
Unrealized (loss) gain on common stock purchase warrants, net of tax	(677,632)	1,929,534

Comprehensive loss	$(7,412,734)	$973,000

The accompanying notes are an integral part of these consolidated financial statements.

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

Years Ended December 31, 2014 and 2013

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Notes Receivable from Stockholders	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2013	122,368	$10,484,467	1,592,036	$15,920	$351,881	$(7,905,487)	$206,001	$(323,671)	$(7,655,356)
Lapsing of common stock repurchase right	—	—	1,320,862	13,209	(13,209)	—	—	—	—
Series B Preferred Stock dividends	—	160,000	—	—	(160,000)	—	—	—	(160,000)
Interest from notes receivable from stockholders	—	—	—	—	—	—	—	(4,233)	(4,233)
Stock based compensation	—	—	—	—	36,380	—	—	—	36,380
Comprehensive income (loss)	—	—	—	—	—	(956,534)	1,929,534	—	973,000

Balance at December 31, 2013	122,368	10,644,467	2,912,898	29,129	215,052	(8,862,021)	2,135,535	(327,904)	(6,810,209)
Lapsing of common stock repurchase right	—	—	948,790	9,488	(9,488)	—	—	—	—
Issuance of common stock for payment of Series B Preferred Stock dividends	—	(361,205)	278,200	2,782	358,423	—	—	—	361,205
Series C Preferred Stock issuance, net	5,295,276	18,284,623	—	—	265,812	—	—	—	265,812
Preferred Stock dividends	—	1,141,919	—	—	(971,792)	(170,127)	—	—	(1,141,919)
Accretion of Series C Preferred Stock to redemption value	—	1,016,065	—	—	—	(1,016,065)	—	—	(1,016,065)
Interest from notes receivable from stockholders	—	—	—	—	—	—	—	(3,196)	(3,196)
Repayments of notes receivable from stockholders	—	—	—	—	—	—	—	293,772	293,772
Write off of notes receivable from stockholder	—	—	(193,288)	(1,933)	(35,395)	—	—	37,328	—
Stock based compensation	—	—	—	—	167,747	—	—	—	167,747
Stock option exercise	—	—	73,936	739	9,641	—	—	—	10,380
Comprehensive loss	—	—	—	—	—	(6,735,102)	(677,632)	—	(7,412,734)

Balance at December 31, 2014	5,417,644	$30,725,869	4,020,536	$40,205	$—	$(16,783,315)	$1,457,903	$—	$(15,285,207)

The accompanying notes are an integral part of these consolidated financial statements.

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,

	2014	2013
Cash flows from operating activities:
Net loss	$(6,735,102)	$(956,534)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	646,393	505,318
Provision (recovery) of doubtful accounts	136,000	(31,205)
Deferred income taxes	(189,011)	(577,180)
Write-down of excess and obsolete inventory	185,000	25,000
Warrants received for services	—	(903,669)
Amortization of note discount	85,697	32,137
Stock based compensation	167,747	36,380
Changes in operating assets and liabilities:
Accounts receivable	(2,496,437)	(1,076,752)
Inventory	(430,410)	(1,669,713)
Income taxes receivable	(130,522)	—
Prepaid and other current assets	(149,071)	(130,500)
Other non-current assets	(74,575)	(35,270)
Accounts payable and accrued expenses	4,581,327	1,582,717
Income taxes payable	—	(346,213)
Deferred revenue	(2,816,714)	4,378,347
Other long-term liability	1,500,000	—

Net cash (used in) provided by operating activities	(5,719,678)	832,863

Cash flows from investing activities:
Purchases of property and equipment	(1,773,989)	(1,240,944)

Net cash used in investing activities	(1,773,989)	(1,240,944)

Cash flows from financing activities:
Proceeds from borrowings	746,000	3,209,646
Repayments of notes receivable from stockholders	293,772	—
Repayments of long-term debt	(256,709)	(1,666,284)
Repayment of senior subordinated convertible note	(250,000)	—
Proceeds from Series C preferred stock issuance, net	18,550,435	—
Proceeds from exercise of stock options	10,380	—
Principal payments on capital leases	(78,692)	(120,419)

Net cash provided by financing activities	19,015,186	1,422,943

Net increase in cash and cash equivalents	11,521,519	1,014,862

Cash and cash equivalents at the beginning of the year	1,071,337	56,475

Cash and cash equivalents at the end of the year	$12,592,856	$1,071,337

Supplemental disclosures of cash flow information:
Cash paid for interest	$201,305	$94,639

Cash paid for taxes	$130,522	$107,745

Accretion of Series C Preferred Stock to redemption value	$1,016,065	$—

Accretion of Preferred Stock dividends	$1,141,919	$160,000

The accompanying notes are an integral part of these consolidated financial statements.

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014 and 2013

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Activity

On May 13, 2015, Sancilio Pharmaceuticals Company, Inc. (the “Company”) was formed and entered into a holding company reorganization resulting in Sancilio & Company, Inc. becoming the wholly owned subsidiary of Sancilio Pharmaceuticals Company, Inc. In connection with the holding company reorganization, all of the capital stock, including common and preferred shares, of Sancilio & Company, Inc. was exchanged, on a one-for-one basis, for capital stock of Sancilio Pharmaceuticals Company, Inc. with the same rights and privileges. Since this reorganization was between entities under common control, the financial statements have been presented as if the reorganization had occurred on the earliest date presented.

The Company is a Delaware corporation, and through its predecessor company, began operations in October 2004. The Company is a fully integrated, specialty pharmaceutical company engaged in the development, manufacture, and commercialization of pharmaceutical products, over-the-counter and behind-the-counter products and branded and co-branded dietary supplements in the dental and women’s health markets. The Company develops products using its Advanced Lipid Technologies (ALT) from concept through commercial launch for its own and for its customers.

The Company is seeking to complete an initial public offering of its common stock, which would provide additional capital to fund its operations. Upon the closing of a qualified public offering on specified terms, all of the Company’s outstanding redeemable convertible preferred stock will convert into shares of common stock. In the event the Company does not complete an initial public offering, the Company expects to seek additional funding through private financings, debt financing, collaboration agreements or government grants. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into collaboration arrangements or obtain government grants. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sancilio & Company, Inc., Blue Palm Advertising, LLC, Sancilio Medical Technology (Shanghai) Co., Ltd, and Sancilio Pharmaceuticals Private Limited. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Actual results may differ from those estimates.

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December 31, 2014 and 2013

Unaudited Pro Forma Information

In the accompanying statements of operations, unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2014, have been prepared to give effect to the conversion of all outstanding shares of redeemable convertible preferred into shares of common stock as if the proposed initial public offering had occurred on the later of January 1, 2014, or the issuance date of the redeemable convertible preferred stock.

Revenue Recognition

Net Product Sales

The Company’s net product sales consist of revenues from sales of our pharmaceutical products, less estimates for chargebacks, rebates, sales incentives and allowances, returns and allowances as well as fees for services (collectively, revenue reserves which are classified as accrued expenses). The Company recognizes revenue when persuasive evidence of an arrangement exists, substantially all the risks and rewards of ownership have transferred to the customers, the selling price is fixed, and determinable, the work is performed and collection is reasonably assured. Revenue and the related cost of revenue are recognized when products are delivered for all sales other than products sold under sales agreements that provide for unilateral rights of return. Total revenue is comprised of gross sales less a provision for estimated returns, chargebacks, discounts, promotions, coupons and other sales allowances, including shelf stock adjustments. The provisions are established based upon consideration of a variety of factors, including actual return and historical experience. Revenue from the launch of a new or significantly unique product, for which the Company is unable to develop the requisite historical data on which to base estimates of returns and allowances due to the uniqueness of the therapeutic area or delivery technology as compared to other products in our portfolio and in the industry, may be deferred until such time that an estimate can be determined, all of the conditions above are met and when the product has achieved market acceptance, which is typically based on dispensed prescription data and other information obtained prior to and during the period following launch.

Certain of our over-the-counter products are sold under sales agreements that provide for unilateral rights of return. Given the limited history of the Company’s over-the-counter products, the Company currently cannot reliably estimate expected returns at the time of shipment. Accordingly, for sales to retailers with these sales agreements, the Company defers recognition of revenue and continues to record the products as inventory until the product is sold to the ultimate customer. At that point, revenue and the related cost of revenue are recognized.

When the Company recognizes net sales from the sale of our pharmaceutical products, it records an adjustment to revenue for estimated revenue reserves. These provisions are estimated based on historical experience, estimated future trends, estimated customer inventory levels, current contract sales terms with our wholesale and indirect customers and other competitive factors. If the assumptions the Company used to calculate these adjustments do not appropriately reflect future activity, our financial position, results of operations and cash flows could be materially impacted.

Technologies and Services Revenue

The Company provides technologies and services pursuant to contracts with pharmaceutical companies. The contracts are typically structured as master service agreements which are supplemented with

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December 31, 2014 and 2013

statements of work that describe the terms and pricing for each project or group of projects. The agreements, including the agreements with the Company’s two significant customers are similar and, may generally be terminated by the customer upon 30 days’ notice, by either party for the other party’s failure to substantially perform a material obligation under the agreement, or by either party as a result of certain events such as bankruptcy and insolvency. The agreements do not provide for refunds.

The Company’s revenue arrangements with multiple elements are evaluated under the accounting standards for Revenue Arrangements with Multiple Deliverables. A delivered item is accounted for as a separate unit if the delivered item has standalone value. If a contract is deemed to have separate units of accounting, the Company allocates arrangement consideration based on their relative selling price and the applicable revenue recognition criteria are considered separately for each of the separate units of accounting. Where an item in a revenue arrangement with multiple deliverables does not constitute a separate unit of accounting and for which delivery has not occurred, the Company defers revenue until the delivery of the item is completed.

During 2014 and 2013, the Company delivered (a) technologies and services, including development and manufacturing services as well as ancillary (b) stability testing and (c) storage services under its arrangements. The Company used its best estimate of selling price when allocating multiple-element arrangement consideration. In estimating the selling price for stability testing and storage services, the Company considers sales of similar services by the Company and competitors. The Company has determined that (a) technologies and services, (b) stability testing, and (c) storage services are separate units of accounting, since each deliverable has standalone value. Technologies and services revenue is recognized on a proportional performance basis as these services are performed over the period of the project. Revenues related to stability testing and storage have historically been minimal and are recognized when those services are provided.

Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue.

For contracts that provide for non-refundable upfront and milestone payments, the Company utilizes the performance-based expected revenue method of revenue recognition, which estimates the percentage of services that have already been performed in relation to the total services to be provided and then recognizes revenue equal to the portion of services to date. Because no discrete earnings event has occurred when the upfront payment is received, that amount is deferred. Under each contract, the milestones are defined, substantive effort is required to achieve the milestone, the amount of the non-refundable milestone payment is reasonable and commensurate with the effort expended, and achievement of the milestone is reasonably assured.

Cash and Cash Equivalents

The Company considers all cash and highly liquid investments with a maturity of three months or less at the time of acquisition to be cash equivalents. The Company maintains cash balances at financial institutions which may at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

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December 31, 2014 and 2013

Accounts Receivable

Accounts receivable represent amounts due from customers for which revenue has been recognized and are reported at their net realizable value. The Company does not generally require collateral from its customers. Payment terms range from 30-90 days from date of invoice. The Company monitors the credit worthiness of its customers and reviews outstanding receivable balances for collectability on a regular basis. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing receivables. As of December 31, 2014 and 2013, the Company recorded allowances of approximately $160,000 and $24,000, respectively. Accounts receivable are written off when deemed uncollectible as charges against the allowance for doubtful accounts.

Inventories

Inventories are stated at the lower of cost or market, with cost determined using the average cost method. The costs of manufacturing products associated with sales agreements which provide for unilateral rights of return are included in inventory until such time as the related deferred revenue is recognized. The Company reviews the components of inventory on a periodic basis for excess, obsolete and impaired inventory and records write-downs for identified items. The Company writes-down excess and obsolete inventory based on historical turnover and assumptions about future demand for its products.

Property, Plant, and Equipment

Property, plant, and equipment is stated at cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated remaining useful lives of the assets, which range from 2 to 10 years for equipment, software, and furniture and fixtures. Leasehold improvements are amortized on a straight-line method over the shorter of the useful life of the improvement or the remaining term of the lease.

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment and definite-lived intangible assets. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset are less than its carrying amount. The impairment loss would be based on the excess of the carrying value of the impaired asset over its fair value, determined based on discounted cash flows. To date, the Company has not recorded any impairment losses on long-lived assets.

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December 31, 2014 and 2013

Deferred Rent

Rent expense is recorded on a straight-line basis over the term of the lease. Lease incentives, including tenant improvement allowances, are recorded to deferred rent and amortized on a straight-line basis over the lease term and are included in accrued liabilities in the accompanying balance sheets.

Contingencies

The Company is subject to various patent challenges, product liability claims, government investigations and other legal proceedings in the ordinary course of business. Legal fees and other expenses related to litigation are expensed as incurred and included in general and administrative expenses in the statements of operations and comprehensive loss. Contingent accruals are recorded with a corresponding charge to general and administrative expenses in the consolidated statements of operations and comprehensive loss when the Company determines that a loss is both probable and reasonably estimable. Due to the fact that legal proceedings and other contingencies are inherently unpredictable, our assessments involve significant judgment regarding future events. The Company records a receivable from its product liability insurance carriers only when the resolution of any dispute has been reached and realization of the potential claim for recovery is considered probable.

Shipping and Handling Costs

Shipping and handling costs are charged to cost of product sales and technologies and services when incurred. Shipping and handling costs totaled approximately $286,000 and $252,000 for the years ended December 31, 2014 and 2013, respectively.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred. The research and development costs incurred in connection with research and development services the Company provides to customers and services performed in support of the commercial manufacturing process for customers are recorded within cost of product sales and technologies and services.

Advertising Costs

Advertising costs are charged to operations when the advertising first takes place. The Company incurred advertising expense of approximately $817,000 and $512,000 for the years ended December 31, 2014 and 2013, respectively.

Cost of Product Sales and Technologies and Services

Cost of product sales and technologies and services includes all costs directly related to bringing both purchased and manufactured products to their final selling destination. It includes purchasing and receiving costs, direct and indirect costs to manufacture products, including direct materials, direct labor, and direct overhead expenses necessary to acquire and convert purchased materials and supplies into finished goods. Cost of revenues also includes inspection costs, depreciation, warehousing costs, freight charges, costs to operate our equipment, and other shipping and handling activity. The research and

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December 31, 2014 and 2013

development costs incurred in connection with research and development services the Company provides to customers and services performed in support of the commercial manufacturing process for customers are recorded within cost of product sales and technologies and services.

Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which differences are expected to reverse.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

The Company is subject to income taxes in the US federal jurisdiction and various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company is not subject to US federal, state and local tax examinations by tax authorities for years before 2011. Prior to January 1, 2012, the Company had elected to be treated as an S corporation. The Company revoked this election effective January 1, 2012. Penalties and tax-related interest expense associated with unrecognized tax benefits are reported as a component of income tax expense.

Stock-Based Compensation

The Company measures all stock options and other stock-based awards granted to employees and directors based on the fair value on the date of grant and recognizes compensation expense of those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Generally, the Company issues stock options and restricted stock awards with only service-based vesting conditions and records the expense for these awards using the straight-line method.

The Company measures stock-based awards granted to consultants and non-employees based on the fair value of the award on the date on which the related service is complete. Compensation expense is recognized over the period during which services are rendered by such consultants and non-employees until completed. At the end of each financial reporting period prior to completion of the service, the fair value of these awards is remeasured using the then-current fair value of the Company’s common stock and updated assumption inputs in the Black-Scholes option-pricing model.

The Company classifies stock-based compensation expense in its statement of operations and comprehensive loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipients’ service payments are classified.

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December 31, 2014 and 2013

The Company recognizes compensation expense for only the portion of awards that are expected to vest. In developing a forfeiture rate estimate, the Company has considered its historical experience to estimate pre-vesting forfeitures for service-based awards. The impact of a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual forfeiture rate is materially different from the Company’s estimate, the Company may be required to record adjustments to stock-based compensation expense in future periods.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information. Therefore, it estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The expected term of stock options granted to non-employees is equal to the contractual term of the option award. The risk-free interest rate is determined by reference to the US Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

The fair value of each restricted stock award is measured as the aggregate difference between the purchase price per share of the award, if any, and the fair value per share of the Company’s common stock on the date of grant.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Accretion of Redeemable Convertible Preferred Stock

Accretion of redeemable convertible preferred stock includes the accretion of issuance costs of the Company’s Series C redeemable convertible preferred stock. The carrying value of the Series C redeemable convertible preferred stock is being accreted to its redemption value, using the effective interest method, from the date of issuance to the earliest date the holders can demand redemption.

Net Loss Per Common Share

Basic net loss per share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the impact of common shares issuable upon exercise of the Company’s outstanding stock options, warrants, convertible debt and preferred stock. The Company’s common shares subject to lapsing repurchase rights are deemed participating securities and are excluded from the dilutive impact of common equivalent shares outstanding under the two-class method since these shares are entitled to participate in dividends declared on common shares. Under the two-class

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December 31, 2014 and 2013

method, earnings attributable to common shares subject to lapsing repurchase rights are excluded from net earnings attributable to common shareholders for purposes of calculating basic and diluted earnings per common share.

Additionally, the Company applies the two-class method to calculate its basic and diluted net loss per share attributable to common stockholders, as its redeemable convertible preferred stock and common stock are participating securities. The two-class method is an earnings allocation formula that treats a participating security as having rights to earnings that otherwise would have been available to common stockholders. However, the two-class method does not impact the net loss per share of common stock as the Company was in a net loss position for each of the periods presented and preferred stockholders do not participate in losses.

The Company’s redeemable convertible preferred stock contractually entitles the holders of such shares to participate in dividends but does not contractually require the holders of such shares to participate in losses of the Company. Similarly, restricted stock awards granted by the Company entitle the holder of such awards to dividends declared or paid by the board of directors, regardless of whether such awards are unvested, as if such shares were outstanding common shares at the time of the dividend. However, the unvested restricted stock awards are not entitled to share in the residual net assets (deficit) of the Company. Accordingly, in periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive.

See Note 11 for further information regarding the calculation of basic and diluted net loss per common share.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company invests its excess cash and cash equivalents in accordance with a policy that seeks to ensure both liquidity and safety of principal. The Company sells its products to various customers throughout the United States and internationally.

For the year ended December 31, 2014, two customers accounted for 79% and 16% of the Company’s technologies and services revenue, while four customers accounted for 31%, 12%, 10% and 10% of the Company’s product revenue. For the year ended December 31, 2013, one customer accounted for 87% of the Company’s technologies and services revenue, while three customers accounted for 13%, 13% and 11% of the Company’s product revenue. At December 31, 2014, two of the Company’s largest customers accounted for 33% and 24% of accounts receivable and at December 31, 2013, one of the Company’s largest customers accounted for 20% of accounts receivable.

Fair Value of Financial Instruments

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or

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December 31, 2014 and 2013

most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market.

Level 3—Unobservable inputs which are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company classifies its investment in common stock purchase warrants as available-for-sale and measures this investment at fair value. Unrealized gains and losses on these securities are recognized as a component of other comprehensive income (loss). The Company’s investment is Level 3 because this investment is valued in part using unobservable inputs.

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value due to the relatively short maturity of the respective instruments.

Accumulated Other Comprehensive Income

At December 31, 2014 and 2013, accumulated other comprehensive income consists entirely of unrealized gains on the Company’s investment in common stock purchase warrants.

Segment and Geographic Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company manages the business within one reportable segment. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses operating performance. We operate our business using one reportable segment: the development, commercialization, and manufacture of branded and co-branded prescription, over-the-counter, or OTC, and generic prescription pharmaceutical products. At and during the years ended December 31, 2014 and 2013, principally all long-lived assets and revenues based upon geographic location were derived from and located in the United States of America.

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December 31, 2014 and 2013

Deferred Offering Costs

The Company capitalizes certain legal, accounting and other third-party fees that are directly associated with in-process equity financings as deferred offering costs until such financings are consummated. After consummation of the equity financing, these costs are recorded in stockholders’ equity (deficit) as a reduction of additional paid-in capital generated as a result of the offering. Should the equity financing no longer be considered probable of being consummated, deferred offering costs are charged to operating expenses in the statement of operations and comprehensive loss. As a result of a delay in a planned initial public offering, the Company expensed offering costs of $753,000 for the year ended December 31, 2014, which are included in general and administrative expenses.

Reclassification

For year ended December 31, 2013, $609,830 that was previously reported as accrued advertising was reclassified to customer deposits to conform to the current period presentation.

Recent Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09). ASU 2014-09 represents a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to receive in exchange for those goods or services. This ASU sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed. This ASU is effective for annual reporting periods beginning after December 15, 2016 and interim reporting periods within that reporting period. Early adoption is not permitted. Accordingly, the Company is currently required to adopt this ASU on January 1, 2017. On April 29, 2015, the FASB issued for public comment a proposed ASU that would defer the effective date of the new revenue recognition standard by one year and allow early adoption as of the original effective date. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU. The Company is currently evaluating the impact of ASU 2014-09 on the Company’s consolidated results of operations and financial position.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments in this update will explicitly require a company’s management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016. Early application is permitted. The Company is currently evaluating the potential impact of the adoption of this standard, but believes its adoption will have no impact on its financial position, results of operations or cash flows.

NOTE 2 — COMMON STOCK PURCHASE WARRANTS

In May 2012 and April 2013, the Company received an aggregate of 1,300,000 (the “2012 Warrants”) and 850,000 (the “2013 Warrants”) common stock purchase warrants, respectively, from an unaffiliated customer for research and development and related services to be rendered by the Company. The 2012 Warrants were fully vested at the date of grant, while 566,666 of the 2013 Warrants vested on June 30, 2013. Vesting of the remaining 283,334 2013 Warrants is contingent upon the future approval of one of

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December 31, 2014 and 2013

the customer’s product candidates by the US Food and Drug Administration. The 2012 Warrants have an exercise price of $2.57, while the 2013 Warrants have an exercise price of $2.01. Both warrants expire five years from the initial date of their respective grant. Services provided are to include: (a) services in support of the customer’s drug development efforts including, services in support of the customer’s ongoing and future drug development and commercialization efforts, regulatory approval efforts, third-party investment and financing efforts, marketing efforts, chemistry, manufacturing and controls efforts, drug launch and post-approval activities, and other intellectual property and know-how transfer associated therewith; (b) services in support of the customers efforts to successfully obtain New Drug Approval; and (c) other consulting services as mutually agreed upon from time to time in relation to new drug development opportunities. The 2012 Warrants were valued using the Black-Scholes option pricing model at approximately $1,532,000 on the date of the grant using an estimated holding period of five years; an estimated volatility of 44.71%; risk-free rate of 0.74%; and a dividend yield of 0%, while the 2013 Warrants were valued at approximately $904,000 on the date of vesting using an estimated holding period of five years; an estimated volatility of 45.62%; risk-free rate of 0.68%; and a dividend yield of 0%. For each of the warrants, the Company recorded deferred revenue equal to the fair value of the warrants at the time of vesting. This revenue is being recognized on a straight-line basis over the estimated periods that the related services are projected to be rendered. For the years ended December 31, 2014 and 2013, the Company recognized approximately $592,000 and $497,000, respectively, of revenue related to these warrants which is included as a component of technologies and services revenue in the consolidated statements of operations and comprehensive loss.

At each balance sheet date, the fair value of the Company’s investment in the vested portion of these common stock purchase warrants is estimated using the Black-Scholes Model which requires inputs such as the expected term of the warrants, share price volatility and risk-free interest rate. These assumptions are reviewed at each balance sheet date and changes in the estimated fair value of the outstanding warrants are recognized each reporting period in the “Unrealized gain (loss) on common stock purchase warrants” line in the consolidated statements of operations and comprehensive loss. Changes to future assumptions with respect to the expected term or share price volatility may result in significant changes to the reported fair value of the Company’s investment in these common stock purchase warrants.

The following table rolls forward the fair value of the Company’s investment in common stock purchase warrants for the years ended December 31, 2014 and 2013:

	2014	2013
Fair value, beginning of period	$5,859,952	$1,738,306
Receipt of warrants	—	903,669
Change in fair value	(677,632)	3,217,977

Fair value, end of period	$5,182,320	$5,859,952

Through December 31, 2014, the Company has not exercised any of the 2012 or 2013 Warrants.

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December 31, 2014 and 2013

NOTE 3 — INVENTORIES

Inventories includes the cost of raw materials, production materials and supplies, and processing labor and overhead costs incurred to convert the raw materials into a useable finished good. At December 31, 2014 and 2013, inventory consisted of:

	2014	2013
Finished goods—sales agreements with unilateral rights of return	$80,205	$387,666
Finished goods	958,297	347,616
Work-in-process	202,269	213,701
Raw materials	1,364,617	1,410,995

Inventory	$2,605,388	$2,359,978

NOTE 4 — OTHER CURRENT ASSETS

Other current assets consisted of the following at December 31:

	2014	2013
Prepaid expenses	$703,255	$508,473
Other current assets	1,688	47,398

Total other current assets	$704,943	$555,871

NOTE 5 — PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant and equipment consisted of the following at December 31:

	2014	2013
Laboratory equipment	$4,340,849	$3,101,979
Office equipment	204,613	161,137
Furniture and fixtures	87,508	62,563
Leasehold improvements	1,829,473	1,362,776

Total	6,462,443	4,688,455
Accumulated depreciation	(1,888,010)	(1,241,618)

Property, plant and equipment, net	$4,574,433	$3,446,837

Depreciation expense includes amortization of assets under capital leases and was approximately $646,000 and $505,000 for the years ended December 31, 2014 and 2013, respectively. For the years ended December 31, 2014 and 2013, depreciation expense of approximately $406,000 and $233,000 is included in cost of product sales and technologies and services, while the remainder is included in general and administrative in the accompanying consolidated statements of operations and comprehensive loss.

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December 31, 2014 and 2013

NOTE 6 — ACCRUED LIABILITIES

Accrued liabilities consisted of the following at December 31:

	2014	2013
Accrued payroll	$519,390	$274,713
Deferred rent	270,454	186,179
Provision for discounts, rebates, chargebacks and returns	1,174,050	143,774
Customer deposits	2,898,290	609,830
Accrued other taxes	194,771	47,646
Accrued professional fees	—	39,261
Accrued bonus	202,500	—
Accrued insurance	—	37,502
Accrued settlement	385,000	—
Other accrued expenses	90,373	51,186

Total accrued liabilities	$5,734,828	$1,390,091

NOTE 7 — LINE OF CREDIT AND LONG-TERM DEBT

As of December 31, 2014 and 2013 the Company’s committed borrowing arrangements consisted of the following:

Credit Facility

On August 27, 2013, the Company entered into a revolving credit and term loan agreement (the “Credit Facility”) with a commercial bank to refinance prior indebtedness and to provide ongoing working capital to the Company.

The revolving line of credit is in the amount of $2,250,000, was due in full on February 27, 2015 (see Note 14), and carries a variable annual interest rate of prime plus 0.5% (3.75% as of December 31, 2014). The Credit Facility provides for issuances of standby letters of credit that upon issuance, limit the amount of borrowing under the Credit Facility. There was one outstanding letter of credit that reduced the borrowing capacity from the Credit Facility totaling approximately $60,000 as of December 31, 2014. Availability under the revolving line of credit is subject to a borrowing base calculation and other restrictive covenants based on the Company’s eligible accounts receivable and inventory. The unused availability at December 31, 2014, under the revolving line of credit was approximately $544,000.

The term loan is in the amount of $1,400,000, is due and payable in equal monthly principal and interest installments of approximately $26,500 based on a five year amortization through August 27, 2018, and carries a fixed annual interest rate of 5.05%. The Company may prepay the principal of the term loan at any time, subject to certain prepayment penalties as defined in the Credit Facility.

The Credit Facility requires the Company to comply with certain financial and non-financial covenants. At December 31, 2014, absent a waiver obtained from the lender, the Company would not have been in compliance with a financial covenant contained in the Credit Facility. The Company is currently seeking to amend the Credit Facility to modify the financial covenants based on the Company’s current financial

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2014 and 2013

projections. However, at this time, the Credit Facility has not been amended, and the Company projects it may not be in compliance with all of the financial covenants of the Credit Facility during 2015. Accordingly, all amounts due under the Credit Facility have been classified as current in the December 31, 2014 balance sheet.

Substantially all of the assets of the Company, excluding intellectual property and common stock purchase warrants, are pledged as collateral under the Credit Facility. The Company’s obligations under the Credit Facility are personally guaranteed by the Company’s majority shareholder and his spouse.

Senior Subordinated Convertible Note

The Company entered into a Convertible Note Purchase Agreement on August 23, 2011, with an investor. Under the terms of the Convertible Note Purchase Agreement, the investor loaned the Company $250,000 in exchange for a Senior Subordinated Convertible Note (the “Note”) and a common stock purchase warrant (the “Warrant”). The Note had an original principal amount of $250,000. There are no required scheduled principal payments under the Note until its maturity, and there is no collateral pledged under the Note. The Note was to mature on August 23, 2016. At maturity, the Note was to automatically convert to shares of the Company’s common stock at a 25% discount to the then current value of such stock. In the event that the Note had not otherwise been paid or converted prior to July 24, 2016, the holder had the right to elect to convert the Note balance to a fully-amortizing three year term loan bearing interest at 8% per annum, payable in six equal semi-annual installments of interest and principal beginning on February 23, 2017. Interest was accrued on a non-compounding basis on the accreted principal amount at the rate of 8.0% per annum and was payable at maturity. Accrued interest was approximately $47,000 at December 31, 2013.

In conjunction with the Series C Preferred Stock transaction on May 21, 2014, the Company repaid all principal and interest outstanding on the Note totaling approximately $339,000 and issued the note holder 26,909 vested common stock warrants (see Note 9). The Note was subject to mandatory conversion or prepayment upon the occurrence of certain corporate events. The Warrant had a 10 year term and an exercise price which was generally at a 25% discount to the then current value of the Company’s common stock. The Warrant allowed the holder to purchase the number of shares of Company common stock computed by dividing 25% of the initial Note balance by the exercise price.

The Company allocated the $250,000 in proceeds from issuance of the Note based upon the relative fair values attributed to the Note and the Warrant. The amount allocated to the Warrant was recorded as a discount on the Note. An additional discount was calculated for the beneficial conversion feature of the Note represented by the difference between the fair value per share at the date of the transaction and the effective conversion rate. The discount on the Note was being amortized to interest expense over the life of the Note.

Installment Loans

During 2011 and 2012, the Company entered into installment loans with various commercial banks. These loans were paid off in 2013 in connection with the funding of the Credit Facility.

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2014 and 2013

As of December 31, 2014 and 2013 the Company’s line of credit and long-term debt consists of:

	2014	2013
Revolving line of credit	$1,646,000	$900,000
Term loan	1,055,564	1,312,273
Senior subordinated convertible note	—	296,740

	2,701,564	2,509,013
Less: Discount	—	(85,697)
Less: Current portion of long-term debt	(2,701,564)	(1,157,509)

Long-term debt, less current portion and discount	$—	$1,265,807

Future scheduled minimum payments of all long-term debt as of December 31, 2014, are $1,914,434 for 2015, $284,743 for 2016, $299,460 for 2017, $202,927 for 2018, and $0 thereafter.

NOTE 8 — REDEEMABLE CONVERTIBLE PREFERRED STOCK

Prior to May 20, 2014, the Company was authorized to issue 129,916 shares of Preferred Stock with a par value of $0.01, of which 106,964 shares were designated Series A Preferred Stock at December 31, 2013, and 22,952 shares were designated Series B Preferred Stock at December 31, 2013. In February 2012, all of the holders of the Company’s common stock exchanged their common stock holdings for a total of 106,964 shares of Series A Preferred Stock. In addition, the Company sold 15,404 shares of Series B Preferred Stock to new investors for net proceeds of $1,858,320.

On May 20, 2014, the Company amended its Restated Certificate of Incorporation (the Certificate) to increase the number of authorized shares of $0.01 par value preferred stock to 5,417,644, of which 106,964 shares are designated as Series A Preferred Stock, 15,404 shares are designated as Series B Preferred Stock, and 5,295,276 shares are designated as Series C Preferred Stock. All series of preferred stock collectively referred to as the “Preferred Stock.” The Preferred Stock is convertible, at the option of the holder, or automatically upon completion of a qualified public offering, into such number of fully paid and non-assessable shares of common stock as is determined by dividing: (a) the original purchase price plus declared and unpaid dividends on the conversion date by (b) the conversion price.

On May 21, 2014, the Company sold and issued 5,295,276 shares in aggregate of the Company’s Series C Preferred Stock with a stated value of approximately $20,000,000, and received net, after placement fees and other expenses, proceeds of approximately $18,600,000. The Series C Preferred Stock is convertible and redeemable and accrues dividends at 8% per annum, payable in cash. The Series C Preferred Stock is senior in most respects to the Company’s other classes of Preferred Stock and the Company’s common stock. At December 31, 2014, accumulated dividends in arrears totaled approximately $982,000.

The Series B Preferred Stock earns an annual dividend of 8% of the Series B Original Issue Price, as defined, which is payable immediately prior to any liquidation dissolution or winding up of the Company, certain corporate events, or the redemption of the Series B preferred Stock. Such dividends are payable in either cash or in shares of the Company’s common stock, depending on the event which gives rise to the payment of the dividend. On May 21, 2014, the Company issued 278,200 shares of common

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2014 and 2013

stock as payment for the balance of accumulated dividends on the Series B Preferred stock. Going forward dividends are only payable in cash. At December 31, 2014 and 2013, accumulated dividends in arrears totaled approximately $98,000 and $299,000, respectively.

In the event of liquidation, dissolution or winding up of the Company, the holders of Series C Preferred Stock shall be entitled to payment of 100% of the Series C Original Issue Price plus any declared and unpaid dividends. After payment to the holders of all Series C Preferred Stock, the holders of Series B Preferred Stock shall be entitled to receive an amount equal to 100% of the Series B Original Issue Price, as defined, plus declared and unpaid dividends. Subsequent to the payment to the holders of all Series B Preferred Stock, the holders of Series A Preferred Stock shall be entitled to receive an amount equal to 100% of the Series A Original Issue Price, as defined, plus declared and unpaid dividends, before any payment to the holders of common stock. Thereafter, any remaining assets shall be distributed ratably to the holders of common stock and the holders of Series C Preferred Stock, Series B Preferred Stock and Series A Preferred Stock (assuming full conversion into common stock), subject to certain maximum participant amounts as defined in the Certificate.

The Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock is convertible into common stock at any time at the option of the holders of the preferred stock at a conversion ratio based on the Original Issue Price of the preferred shares. The Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock is also subject to mandatory conversion upon the occurrence of certain corporate events, including an initial public offering.

At any time on or after December 31, 2019, at the election of at least a majority of the Series C Preferred stockholders, the Series C Preferred Stock shall be redeemable, in whole or in part, at a redemption price equal to the greater of one and one half times the Series C original purchase price, plus declared and unpaid dividends or the fair market value of a single share of Series C Preferred as of the date of the Series C redemption request. The Series C Preferred Stock is being accreted to redemption value using the effective interest method. During the year ended December 31, 2014, the Company recognized approximately $1,016,000 of accretion. At any time on or after February 17, 2022, at the election of at least a majority of the Series B Preferred stockholders, the Series B Preferred Stock shall be redeemable, in whole or in part, at a redemption price equal to the Series B original purchase price, plus declared and unpaid dividends. Similarly, at any time and from time to time commencing on or after February 17, 2022 with the consent of at least a majority of the Series A Preferred stockholders, the Series A Preferred Stock shall be redeemable, in whole or in part, at a redemption price equal to the Series A original purchase price, plus declared and unpaid dividends.

NOTE 9 — STOCKHOLDERS’ EQUITY

Common Stock

On May 20, 2014, the Company amended its Restated Certificate of Incorporation (the Certificate) to increase the number of authorized shares of $0.01 par value common stock to 25,000,000. Shares issued and outstanding were 4,020,536 and 2,912,898 at December 31, 2014 and 2013, respectively.

On May 21, 2014, the Company issued 158,858 vested common stock purchase warrants to the placement agent for the Series C Preferred Stock transaction. These warrants have a 7 year term and a $3.776951 exercise price.

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2014 and 2013

In conjunction with the Series C Preferred Stock transaction, the Company repaid all principal and interest outstanding on its $250,000 senior subordinated convertible note and issued the note holder, 26,909 vested common stock warrants. These warrants have a remaining 7 year term and a $2.8327 exercise price.

Equity Incentive Plan

The Company has a 2012 Employee, Director and Consultant Equity Incentive Plan (the “Plan”) whereby 6,633,500 shares of the Company common stock have been reserved for issuance to employees, officers, directors, and agents of the Company. Of those shares, 4,113,000 were issued as restricted shares in 2012 and 2,520,000 are available for option grants. The Plan is a nonqualified plan, and under the Plan, stock options may be granted from time to time. Stock options grants under the terms of the Plan have a maximum term of 10 years from the date of the grant. The exercise price is determined to be the fair market value of the common stock at the date of the grant. Incentive stock options have a vesting schedule of 3 or 4 years.

A summary of stock option activity for the years ended December 31, 2014 and 2013 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term
Balance, January 1, 2013	396,525	$0.08	$0.04	9.71 years
Granted	908,963	0.24	0.12
Exercised	—	—	—
Forfeited or cancelled	(370,225)	0.21	0.11

Balance, December 31, 2013	935,263	0.19	0.10	8.86 years
Granted	1,893,955	1.81	0.51
Exercised	(73,936)	0.12	0.06
Forfeited or cancelled	(160,850)	1.52	0.42

Balance, December 31, 2014	2,594,432	1.29	0.38	8.80 years

Vested and expected to vest	2,594,432	1.29	0.38	8.80 years

Exercisable	455,640	0.19	0.10	7.92 years

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of stock options and the fair value of the Company’s common stock for those stock options that had an exercise price lower than the fair value of the Company’s common stock. As of December 31, 2014, the aggregate intrinsic value of options outstanding and vested and expected to vest was approximately $1,497,000.

The fair value of the options was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for 2014: Risk-free rate 2.22%, volatility of 52%, and an expected term of 7.39 years and the following assumptions for 2013: Risk-free rate 1.65%, volatility of 52%, and an expected term of 6.41 years. Expected forfeiture rate is insignificant. As of December 31, 2014, there was a

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2014 and 2013

total of approximately $682,000 of unrecognized compensation costs related to non-vested stock-based compensation awards granted under the Plan. That cost is expected to be recognized over a weighted average period of 3.6 years.

NOTE 10 — INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company establishes valuation allowances against its net deferred tax assets when it is more likely than not that the benefits will not be realized prior to expiration.

The components of deferred income tax assets and liabilities consist of the following at December 31, 2014 and 2013:

	2014	2013
Current:
Allowance for doubtful accounts	$60,208	$9,032
Deferred revenue—guaranteed sales	233,241	1,309,965
Reserve for customer rebates and chargebacks	1,163,693	54,102
Accrued settlement and other	90,963	—
Non-qualified stock option	23,491	—
Section 481 adjustments	(29,380)	—
Inventory	250,004	45,274
Other	26,021	—

Total current	1,818,241	1,418,373
Noncurrent:
Net operating loss	2,274,268	432,748
Depreciation	(587,401)	(327,518)
Amortization	(34,284)	(120,946)
Section 481 adjustments	—	(44,069)
Change in fair value of warrants	(1,033,477)	(1,288,443)
Warrants	(481,852)	(259,155)

Total noncurrent	137,254	(1,607,383)

Valuation allowance	(1,955,495)	—

Net deferred tax (liability) asset	$—	$(189,010)

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2014 and 2013

The income tax provision consists of the following for the years ended December 31, 2014 and 2013:

	2014	2013
Current (benefit) expense:
Federal	$—	$(217,441)
State	—	(27,221)

Total current	—	(244,662)

Deferred benefit:
Federal	(182,275)	(515,446)
State	(6,736)	(61,734)

Total deferred	(189,011)	(577,180)

Total benefit	$(189,011)	$(821,842)

A reconciliation between the Company’s effective income tax rate and the federal statutory income tax rate for the years ended December 31, 2014 and 2013 is as follows:

	2014	2013
Federal statutory income tax rate	(34.00)%	(34.00)%
State income taxes, net of federal income tax benefit	(3.63)	(4.22)
Non-deductible expenses	9.34	—
Valuation allowance	28.24	—
Other	(2.68)	(7.99)

Effective income tax rate	(2.73)%	(46.21)%

The Company has $50,000 of uncertain tax positions at both December 31, 2014 and 2013. There were no changes in the uncertain tax position liability during the years ended December 31, 2014 or 2013.

Net deferred tax assets have been reduced by a valuation allowance of $1,955,495 at December 31, 2014. During 2014, after consideration of all positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations, the Company concluded that it is more likely than not that they will not be able to utilize their net deferred tax assets. As a result, the Company has recorded a full valuation allowance against its deferred tax assets.

The gross amount of the US net operating loss of approximately $6,030,000 and the gross amount of the Florida net operating loss of approximately $6,210,000 will expire in 2033 through 2034 if not utilized by the Company.

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2014 and 2013

NOTE 11 — NET LOSS PER SHARE

The following is a reconciliation of the Company’s basic and diluted loss per share calculation for the years ended December 31, 2014 and 2013:

	2014	2013
Numerator:
Net loss	$(6,735,102)	$(956,534)
Preferred dividends	(1,141,919)	(160,000)
Accretion of preferred stock to redemption value	(1,016,065)	—

Net loss attributable to common stockholders	$(8,893,086)	$(1,116,534)
Denominator:
Weighted average shares outstanding	3,549,984	2,438,515

Net loss per share attributable to common stockholders—basic and diluted	$(2.51)	$(0.46)

For the year ended December 31, 2014, 2,594,432 options issued under the Plan, preferred stock convertible into 17,532,076 shares of common stock and 185,767 shares issuable upon the exercise of the warrant were excluded from the denominator for diluted loss per share because their effect would be antidilutive.

For the year ended December 31, 2013, 935,263 options issued under the Plan, preferred stock convertible into 12,344,164 shares of common stock, 614,978 shares issuable upon the conversion of the Note, and 138,889 shares issuable upon the exercise of the Warrant were excluded from the denominator for diluted loss per share because their effect would be antidilutive.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

Leases

The Company leases a portion of its operating facilities and certain property and equipment under non-cancelable operating leases, which expire through 2019.

The following is a summary of obligations under all operating and capital leases for the subsequent years ending December 31:

	Operating Leases	Capital Leases
2015	$461,000	$39,862
2016	474,000	9,684
2017	489,000	3,423
2018	503,000	1,711
2019	164,000	—

	$2,091,000	54,680

Less amounts representing interest		(3,959)
Less current portion		(36,706)

Capital lease—non-current		$14,015

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2014 and 2013

Rent expense was approximately $485,000 and $263,000 for the years ended December 31, 2014 and 2013, respectively.

Litigation

From time to time we may be involved in litigation or other contingencies arising in the ordinary course of business. Except as set forth below, and based on the information presently available, management believes that it is not reasonably likely that any contingencies, claims or actions, pending or threatened, will result in a material adverse effect on our financial position, liquidity or result of operations.

In accordance with FASB ASC 450, Contingencies, we accrue loss contingencies including costs of settlement, damages and defense related to litigation to the extent they are probable and reasonably estimable. Otherwise, we expense these costs as incurred. If the estimate of a probable loss is a range and no amount within the range is more likely, we accrue the minimum amount of the range.

Settlement Agreement

On May 8, 2015, the Company entered into a settlement agreement with a former employee as a result of various disputes between the former employee and the Company. As a condition of the settlement agreement, the Company agreed to make payments to the former employee as follows: $350,000 within ten calendar days of the execution of the settlement agreement and $250,000 each (inclusive of interest at 1.7%) on April 1 from 2016 through 2021. The settlement agreement requires accelerated payment upon the occurrence of certain events, including an initial public offering by the Company. As of December 31, 2014, the Company recorded a liability of $1,850,000 related to the settlement agreement, of which $350,000 is included in accrued liabilities and $1,500,000 is included as another long-term liability.

NOTE 13 — RELATED-PARTY TRANSACTIONS

During the year ended December 31, 2012, certain of the Company’s officers and directors purchased 3,828,100 shares of common stock financed by stockholders’ loans in the amount of $321,178. The 3,828,100 shares received were subject to a lapsing repurchase right which gave the Company the right to repurchase the stock from the holders at the original purchase price in the event that the holders separated from the Company prior to the lapsing of the repurchase right. At December 31, 2013, 1,200,402 of the shares remained subject to the repurchase rights which were to lapse through 2015. The stockholders’ loans bore interest at 1.3% per annum. In December 2014, certain of the Company’s officers and directors repaid in full their stockholders’ loans and one officer pledged and forfeited their shares in full satisfaction of their stockholder loan in the amount of $37,328. As a result, the lapsing repurchase right for the remaining shares was terminated for the officers and directors who repaid their loans.

In September 2013, the Company entered into an agreement with Dr Frederick Sancilio, the Company’s Chairman, President, and Chief Executive Officer, and his spouse Carolyn Sancilio, the Company’s Vice President of Corporate Development, (collectively, the “Guarantors”) in connection with the Credit Facility agreements as described in Note 7. The Guarantors agreed to the payment of the Company’s obligations with respect to the Credit Facility in the event of default by the Company. In consideration for the guaranties, the Company will compensate the Guarantors two percent of the average balance of

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2014 and 2013

the actual outstanding debt guaranteed by the Guarantors during the just completed month. For the years ended December 31, 2014 and 2013, the Company expensed approximately $54,000 and $16,000, respectively, as interest expense related to this guarantee.

NOTE 14 — SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after December 31, 2014, through June 26, 2015, the date the Company’s financial statements were available to be issued. The Company is not aware of any additional subsequent event which would require recognition or disclosure in the financial statements, other than disclosed herein.

On January 30, 2015, the Company utilized cash on hand to purchase a building for approximately $1,000,000. The building has become the Company’s executive corporate office.

On February 4, 2015, the Company adopted the 2015 Equity Incentive Plan (the “2015 Plan”) whereby 2,189,645 shares were reserved for issuance. The 2015 Plan became effective when adopted, and therefore no further grants will be made under the 2012 Plan.

On February 12, 2015, the Company paid the balance of the line of credit with their bank and closed this line.

On June 9, 2015, the Board of Directors approved the modification of options granted on December 22, 2014 to purchase 255,305 shares of the Company’s common stock by accelerating the vesting period of each prior grant from 3 years to immediate vesting on June 9, 2015. All other terms of these options, including, without limitation, the exercise price, exercise date and the number of shares to which each option pertains, remained unchanged.

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2015	December 31, 2014	Pro Forma June 30, 2015
	(Unaudited)		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$8,015,883	$12,592,856
Accounts receivable, net	4,484,826	4,350,616
Inventories	2,281,172	2,605,388
Income taxes receivable	232,073	232,073
Other current assets	1,164,619	704,943

Total current assets	16,178,573	20,485,876
Property, plant and equipment, net	6,367,401	4,574,433
Common stock purchase warrants	10,806,054	5,182,320
Other non-current assets	192,805	189,476

Total assets	$33,544,833	$30,432,105

LIABILITIES AND REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$1,955,635	$1,376,078
Accrued liabilities	7,915,422	5,734,828
Deferred revenue	1,196,197	2,165,115
Capital lease obligations	26,461	36,706
Current portion of long-term debt	279,169	2,701,564

Total current liabilities	11,372,884	12,014,291
Long-term capital lease obligations, net of current portion	4,913	14,015
Long-term debt, net of current	615,792	—
Deferred revenue	1,167,235	1,463,137
Other long-term liability	1,250,000	1,500,000

Total liabilities	14,410,824	14,991,443
Commitments and contingencies (Note 6)
Series A redeemable convertible preferred stock, par value $.01 per share—106,964 shares authorized, issued and outstanding at June 30, 2015 (unaudited) and December 31, 2014; no shares issued or outstanding, unaudited pro forma at June 30, 2015	8,345,070	8,345,070
Series B redeemable convertible preferred stock, par value $.01 per share—15,404 shares authorized, issued and outstanding at June 30, 2015 (unaudited) and December 31, 2014; no shares issued or outstanding, unaudited pro forma at June 30, 2015	2,177,534	2,098,192
Series C redeemable convertible preferred stock, par value $.01 per share—5,295,276 shares authorized, issued and outstanding at June 30, 2015 (unaudited) and December 31, 2014; no shares issued or outstanding, unaudited pro forma at June 30, 2015	21,938,090	20,282,607
Stockholders’ deficit:
Common stock, par value $.01 per share—25,000,000 shares authorized at June 30, 2015 and December 31, 2014; 4,152,722 and 4,020,536 shares issued and outstanding at June 30, 2015 and December 31, 2014, respectively; shares issued and outstanding, unaudited pro forma at June 30, 2015	41,527	40,205
Additional paid-in capital	—	—
Accumulated other comprehensive income	4,965,426	1,457,903
Accumulated deficit	(18,333,638)	(16,783,315)

Total stockholders’ deficit	(13,326,685)	(15,285,207)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$33,544,833	$30,432,105

The accompanying notes are an integral part of these condensed consolidated financial statements.

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Six Months Ended June 30,
	2015	2014
Revenue:
Net product sales	$4,397,685	$3,518,454
Technologies and services revenue	9,144,714	3,666,110

Total revenue	13,542,399	7,184,564
Costs and expenses:
Cost of product sales and technologies and services	5,867,308	4,086,097
Sales and marketing	635,815	988,373
Research and development	1,878,629	499,273
General and administrative	5,488,596	4,039,963

Total costs and expenses	13,870,348	9,613,706

Loss from operations	(327,949)	(2,429,142)

Other income (expense):
Interest income	14,813	6,743
Interest expense	(50,607)	(106,934)

Total other expense	(35,794)	(100,191)

Loss before income taxes	(363,743)	(2,529,333)

Benefit for income taxes	103,765	293,264

Net loss	(259,978)	(2,236,069)
Preferred dividends	(872,767)	(254,685)
Accretion of preferred stock to redemption value	(862,058)	(177,578)

Net loss attributable to common stock	$(1,994,803)	$(2,668,332)

Net loss per share attributable to common stockholders—basic and diluted	$(0.49)	$(0.83)

Weighted average number of shares outstanding—basic and diluted	4,076,003	3,195,770

Unaudited pro forma net loss per share attributable to common stockholders—basic and diluted

Unaudited pro forma weighted average number of shares outstanding—basic and diluted

Other comprehensive income (loss):
Unrealized gain (loss) on common stock purchase warrants, net of tax	3,507,523	(410,948)

Comprehensive income (loss)	$3,247,545	$(2,647,017)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (UNAUDITED)

Six Months Ended June 30, 2015

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2015	5,417,644	$30,725,869	4,020,536	$40,205	$—	$(16,783,315)	$1,457,903	$(15,285,207)
Preferred Stock dividends	—	872,767	—	—	(444,480)	(428,287)	—	(872,767)
Accretion of Series C Preferred Stock to redemption value	—	862,058	—	—	—	(862,058)	—	(862,058)
Stock based compensation	—	—	—	—	345,580	—	—	345,580
Stock option exercise	—	—	132,186	1,322	98,900	—	—	100,222
Comprehensive income (loss)	—	—	—	—	—	(259,978)	3,507,523	3,247,545

Balance at June 30, 2015	5,417,644	$32,460,694	4,152,722	$41,527	$—	$(18,333,638)	$4,965,426	$(13,326,685)

The accompanying notes are an integral part of this unaudited condensed consolidated financial statement.

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Six Months Ended June 30,
	2015	2014
Cash flows from operating activities:
Net loss	$(259,978)	$(2,236,069)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	425,071	299,481
Provision for doubtful accounts	230,672	105,000
Write-down (recovery) of excess and obsolete inventory	66,000	(25,000)
Amortization of note discount	—	12,587
Stock based compensation	345,580	20,434
Changes in operating assets and liabilities:
Accounts receivable	(364,882)	(1,908,995)
Inventory	258,216	(260,619)
Income taxes receivable	—	(383,264)
Prepaid and other current assets	(459,676)	48,623
Other non-current assets	(3,329)	(159,259)
Accounts payable and accrued expenses	643,940	1,204,938
Deferred revenue	(1,264,820)	(179,355)
Other long-term liability	(250,000)	1,500,000

Net cash used in operating activities	(633,206)	(1,961,498)

Cash flows from investing activities:
Purchases of property and equipment	(2,218,039)	(680,204)

Net cash used in investing activities	(2,218,039)	(680,204)

Cash flows from financing activities:
Proceeds from line of credit	—	746,000
Repayment of line of credit	(1,646,000)	—
Repayments of note receivable from stockholder	—	81,250
Repayments of long-term debt	(160,603)	(478,451)
Proceeds from Series C preferred stock issuance, net	—	18,629,405
Proceeds from exercise of stock options	100,222	—

Principal payments on capital leases	(19,347)	(56,879)

Net cash (used in) provided by financing activities	(1,725,728)	18,921,325

Net (decrease) increase in cash and cash equivalents	(4,576,973)	16,279,623
Cash and cash equivalents at the beginning of the period	12,592,856	1,071,337

Cash and cash equivalents at the end of the period	$8,015,883	$17,350,960

Supplemental disclosures of cash flow information:
Cash paid for interest	$49,136	$149,154

Cash paid for taxes	$—	$98,717

Accretion of Series C Preferred Stock to redemption value	$862,058	$177,578

Accretion of Preferred Stock dividends	$872,767	$254,685

Supplemental disclosures of non-cash investing and financing activities:
Issuance of common stock purchase warrants	$338,922	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2015 and 2014

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Activity

On May 13, 2015, Sancilio Pharmaceuticals Company, Inc. (the “Company”) was formed and entered into a holding company reorganization resulting in Sancilio & Company, Inc. becoming the wholly owned subsidiary of Sancilio Pharmaceuticals Company, Inc. In connection with the holding company reorganization, all of the capital stock of Sancilio & Company, Inc. was exchanged, on a one-for-one basis, for capital stock of Sancilio Pharmaceuticals Company, Inc. with the same rights and privileges. Since this reorganization was between entities under common control, the financial statements have been presented as if the reorganization had occurred on the earliest date presented. Prior to the reorganization, Sancilio Pharmaceuticals Company, Inc. had no assets, liabilities, equity or operations.

The Company is a Delaware corporation, and through its predecessor company, began operations in October 2004. The Company is a fully integrated, specialty pharmaceutical company engaged in the development, manufacture, and commercialization of pharmaceutical products, over-the-counter and behind-the-counter products and branded and co-branded dietary supplements in the dental and women’s health markets. The Company develops products using its Advanced Lipid Technologies (ALT) from concept through commercial launch for its own and for its customers.

The Company is seeking to complete an initial public offering of its common stock, which would provide additional capital to fund the cost of pivotal preclinical and clinical trials and related activities, the continued investment in our research and development pipeline of branded pharmaceutical products and the remainder for working capital and general corporate purposes.

Upon the closing of a qualified public offering on specified terms, all of the Company’s outstanding redeemable convertible preferred stock will convert into shares of common stock. In the event the Company does not complete an initial public offering, the Company expects to seek additional funding through private financings, debt financing, collaboration agreements or government grants. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into collaboration arrangements or obtain government grants. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate its research and development programs, product portfolio expansion or commercialization efforts, which could adversely affect its business prospects. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations, if at all.

The Company’s credit agreement requires the Company to comply with certain financial and non-financial covenants. At June 30, 2015, absent the amendment to credit agreement, the Company would not have been in compliance with a financial covenant contained in the original credit agreement. On August 7, 2015, based on the Company’s current financial projections the Company entered into an amendment to the credit agreement which deleted the debt service coverage ratio and replaced it with the a covenant to retain deposits with the lender no less than two times the principal amount outstanding of loans under the credit agreement and/or loan documents at all times. The other covenants were not changed. With these amendments the Company is now compliant with all debt covenants.

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

June 30, 2015 and 2014

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Sancilio & Company, Inc., Blue Palm Advertising, LLC, Sancilio Medical Technology (Shanghai) Co., Ltd, and Sancilio Pharmaceuticals Private Limited. All significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are periodically reviewed in light of changes in circumstances, facts and experience. Actual results may differ from those estimates.

Unaudited Interim Financial Information

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements of the Company contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position and results of operations of the Company as of the dates and for the periods presented. Accordingly, these statements should be read in conjunction with the Company’s December 31, 2014 audited consolidated financial statements and notes. The results of operations for the six months ended June 30, 2015 and cash flows for the six months ended June 30, 2015 are not necessarily indicative of the results to be expected for any future interim period or for the full 2015 fiscal year. The balance sheet as of December 31, 2014 was derived from the audited consolidated financial statements as of and for the year ended December 31, 2014 included elsewhere in this prospectus, and does not contain all disclosures required by GAAP.

Unaudited Pro Forma Information

The accompanying unaudited pro forma balance sheet as of June 30, 2015, has been prepared to give effect to the conversion of all outstanding shares of redeemable convertible preferred stock into 17,532,076 shares of common stock as if the proposed initial public offering had occurred on June 30, 2015.

In the accompanying statements of operations, unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the six months ended June 30, 2015, have been prepared to give effect to the conversion of all outstanding shares of redeemable convertible preferred into shares of common stock as if the proposed initial public offering had occurred on the January 1, 2015.

Significant Accounting Policies

The Company’s significant accounting policies are disclosed in the audited financial statements for the year ended December 31, 2014 included elsewhere in this prospectus. Since the date of those financial statements, there have been no changes to the Company’s significant accounting policies.

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

June 30, 2015 and 2014

Income Taxes

Deferred tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect for years in which differences are expected to reverse.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

The Company is subject to income taxes in the US federal jurisdiction and various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company is not subject to US federal, state and local tax examinations by tax authorities for years before 2011. Penalties and tax-related interest expense associated with unrecognized tax benefits are reported as a component of income tax expense.

The Company’s income tax benefit for the period ended June 30, 2015 was primarily related to the allocation of tax benefit (expense) between continuing operations and other comprehensive income when applying the exception to ASC 740 intraperiod allocation rule related to the unrealized gains on the Company’s warrants. As a result of applying this guidance, the Company recorded a liability of approximately $2.0 million, which is included in accrued liabilities at June 30, 2015.

Fair Value of Financial Instruments

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market.

Level 3—Unobservable inputs which are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

June 30, 2015 and 2014

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company classifies its investment in common stock purchase warrants as available-for-sale and measures this investment at fair value. Unrealized gains and losses on these securities are recognized as a component of other comprehensive income (loss). The Company’s investment is Level 3 because this investment is valued in part using unobservable inputs.

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value due to the relatively short maturity of the respective instruments.

Segment and Geographic Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company manages the business within one reportable segment. Segment information is consistent with how management reviews the business, makes investing and resource allocation decisions and assesses operating performance. We operate our business using one reportable segment: the development, commercialization, and manufacture of branded and co-branded prescription, over-the-counter, or OTC, and generic prescription pharmaceutical products. At and during the six months ended June 30, 2015 and the year ended December 31, 2014, principally all long-lived assets and revenues based upon geographic location were derived from and located in the United States of America.

Recent Accounting Standards

In July 2015, the FASB issued final guidance that simplifies the subsequent measurement of inventories by replacing the current lower of cost or market test with a lower of cost and net realizable value test The guidance applies only to inventories for which cost is determined by methods other than last-in first-out (LIFO) and the retail inventory method (RIM). Companies that use LIFO or RIM will continue to use existing impairment models.

The guidance is effective for public business entities for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. For all other companies, the guidance is effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the impact of this standard on the Company’s consolidated financial statements.

In June 2015, the FASB issued a proposed ASU on share-based payments as part of its simplification initiative. The proposed ASU simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, minimum statutory withholding requirements, classification in the statement of cash flows, and classification of awards with repurchase features. The Company is currently evaluating the impact of this standard on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09). ASU 2014-09 represents a comprehensive new revenue recognition model that requires a company

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

June 30, 2015 and 2014

to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to receive in exchange for those goods or services. This ASU sets forth a new five-step revenue recognition model which replaces the prior revenue recognition guidance in its entirety and is intended to eliminate numerous industry-specific pieces of revenue recognition guidance that have historically existed. This ASU is effective for annual reporting periods beginning after December 15, 2016 and interim reporting periods within that reporting period. Early adoption is not permitted. Accordingly, the Company is currently required to adopt this ASU on January 1, 2017. On July 9, 2015, the FASB reaffirmed the guidance in its April 29, 2015 proposed ASU that defers the effective date of the new revenue recognition standard by one year and allows early adoption as of the original effective date. Companies may use either a full retrospective or a modified retrospective approach to adopt this ASU. The Company is currently evaluating the impact of ASU 2014-09 on the Company’s consolidated results of operations and financial position.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments in this update will explicitly require a company’s management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The new standard will be effective in the first annual period ending after December 15, 2016. Early application is permitted. The Company is currently evaluating the potential impact of the adoption of this standard, but believes its adoption will have no impact on its financial position, results of operations or cash flows.

NOTE 2 — COMMON STOCK PURCHASE WARRANTS

In May 2012 and April 2013, the Company received an aggregate of 1,300,000 (the “2012 Warrants”) and 850,000 (the “2013 Warrants”) common stock purchase warrants, respectively, from an unaffiliated customer for research and development and related services to be rendered by the Company. The 2012 Warrants were fully vested at the date of grant, while 566,666 of the 2013 Warrants vested on June 30, 2013. Vesting of the remaining 283,334 2013 Warrants is contingent upon the future approval of one of the customer’s product candidates by the US Food and Drug Administration. The 2012 Warrants have an exercise price of $2.57, while the 2013 Warrants have an exercise price of $2.01. Both warrants expire five years from the initial date of their respective grant. Services provided are to include: (a) services in support of the customer’s drug development efforts including, services in support of the customer’s ongoing and future drug development and commercialization efforts, regulatory approval efforts, third-party investment and financing efforts, marketing efforts, chemistry, manufacturing and controls efforts, drug launch and post-approval activities, and other intellectual property and know-how transfer associated therewith; (b) services in support of the customers efforts to successfully obtain New Drug Approval; and (c) other consulting services as mutually agreed upon from time to time in relation to new drug development opportunities. The 2012 Warrants were valued using the Black-Scholes option pricing model at approximately $1,532,000 on the date of the grant using an estimated holding period of five years; an estimated volatility of 44.71%; risk-free rate of 0.74%; and a dividend yield of 0%, while the 2013 Warrants were valued at approximately $904,000 on the date of vesting using an estimated holding period of five years; an estimated volatility of 45.62%; risk-free rate of 0.68%; and a dividend yield of 0%. For each of the warrants, the Company recorded deferred revenue equal to the fair value of the warrants at the time of vesting. This revenue is being recognized on a straight-line basis over the estimated periods that the related services are projected to be rendered. For each of the six months ended June 30, 2015 and 2014, the Company recognized approximately $296,000 of revenue related to these warrants which is included as a component of technologies and services revenue in the condensed consolidated statements of operations and comprehensive income (loss).

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

June 30, 2015 and 2014

At each balance sheet date, the fair value of the Company’s investment in the vested portion of these common stock purchase warrants is estimated using the Black-Scholes Model which requires inputs such as the expected term of the warrants, share price volatility and risk-free interest rate. These assumptions are reviewed at each balance sheet date and changes in the estimated fair value of the outstanding warrants are recognized each reporting period in the “Unrealized gain on common stock purchase warrants” line in the condensed consolidated statements of operations and comprehensive income (loss). Changes to future assumptions with respect to the expected term or share price volatility may result in significant changes to the reported fair value of the Company’s investment in these common stock purchase warrants.

The following table rolls forward the fair value of the Company’s investment in common stock purchase warrants for the six month period ended June 30, 2015 and 2014:

	2015	2014
Fair value, beginning of period	$5,182,320	$5,859,952
Change in fair value	5,623,734	(658,888)

Fair value, end of period	$10,806,054	$5,201,064

Through June 30, 2015, the Company has not exercised any of the 2012 or 2013 Warrants.

NOTE 3 — INVENTORIES

Inventories includes the cost of raw materials, production materials and supplies, and processing labor and overhead costs incurred to convert the raw materials into a useable finished good. At June 30, 2015 and December 31, 2014, inventory consisted of:

	June 30, 2015	December 31, 2014
Finished goods—sales agreements with unilateral rights of return	$16,079	$80,205
Finished goods	1,060,660	958,297
Work-in-process	359,106	202,269
Raw materials	845,327	1,364,617

Inventory	$2,281,172	$2,605,388

NOTE 4 — REDEEMABLE CONVERTIBLE PREFERRED STOCK

Prior to May 20, 2014, the Company was authorized to issue 129,916 shares of Preferred Stock with a par value of $0.01, of which 106,964 shares were designated Series A Preferred Stock at December 31, 2013, and 22,952 shares were designated Series B Preferred Stock at December 31, 2013. In February 2012, all of the holders of the Company’s common stock exchanged their common stock holdings for a total of 106,964 shares of Series A Preferred Stock. In addition, the Company sold 15,404 shares of Series B Preferred Stock to new investors for net proceeds of $1,858,320.

On May 20, 2014, the Company amended its Restated Certificate of Incorporation (the Certificate) to increase the number of authorized shares of $0.01 par value preferred stock to 5,417,644, of which 106,964 shares are designated as Series A Preferred Stock, 15,404 shares are designated as Series B

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

June 30, 2015 and 2014

Preferred Stock, and 5,295,276 shares are designated as Series C Preferred Stock. All series of preferred stock collectively referred to as the “Preferred Stock.” The Preferred Stock is convertible, at the option of the holder, or automatically upon completion of a qualified public offering, into such number of fully paid and non-assessable shares of common stock as is determined by dividing: (a) the original purchase price plus declared and unpaid dividends on the conversion date by (b) the conversion price.

On May 21, 2014, the Company sold and issued 5,295,276 shares in aggregate of the Company’s Series C Preferred Stock with a stated value of approximately $20,000,000, and received net, after placement fees and other expenses, proceeds of approximately $18,600,000. The Series C Preferred Stock is convertible and redeemable and accrues dividends at 8% per annum, payable upon an event that gives rise to the payment of the dividend. The Series C Preferred Stock is senior in most respects to the Company’s other classes of Preferred Stock and the Company’s common stock. At June 30, 2015 and December 31, 2014, accumulated dividends in arrears totaled approximately $1,775,000 and $982,000, respectively.

The Series B Preferred Stock earns an annual dividend of 8% of the Series B Original Issue Price, as defined, which is payable immediately prior to any liquidation dissolution or winding up of the Company, certain corporate events, or the redemption of the Series B Preferred Stock. Such dividends are payable in either cash or in shares of the Company’s common stock, depending on the event which gives rise to the payment of the dividend. On May 21, 2014, the Company issued 278,200 shares of common stock as payment for the balance of accumulated dividends on the Series B Preferred stock. Going forward dividends are only payable in cash. At June 30, 2015 and December 31, 2014, accumulated dividends in arrears totaled approximately $178,000 and $98,000, respectively.

In the event of liquidation, dissolution or winding up of the Company, the holders of Series C Preferred Stock shall be entitled to payment of 100% of the Series C Original Issue Price plus any declared and unpaid dividends. After payment to the holders of all Series C Preferred Stock, the holders of Series B Preferred Stock shall be entitled to receive an amount equal to 100% of the Series B Original Issue Price, as defined, plus declared and unpaid dividends. Subsequent to the payment to the holders of all Series B Preferred Stock, the holders of Series A Preferred Stock shall be entitled to receive an amount equal to 100% of the Series A Original Issue Price, as defined, plus declared and unpaid dividends, before any payment to the holders of common stock. Thereafter, any remaining assets shall be distributed ratably to the holders of common stock and the holders of Series C Preferred Stock, Series B Preferred Stock and Series A Preferred Stock (assuming full conversion into common stock), subject to certain maximum participant amounts as defined in the Certificate.

The Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock is convertible into common stock at any time at the option of the holders of the preferred stock at a conversion ratio based on the Original Issue Price of the preferred shares. The Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock is also subject to mandatory conversion upon the occurrence of certain corporate events, including an initial public offering.

At any time on or after December 31, 2019, at the election of at least a majority of the Series C Preferred stockholders, the Series C Preferred Stock shall be redeemable, in whole or in part, at a redemption price equal to the greater of one and one half times the Series C original purchase price, plus declared and unpaid dividends or the fair market value of a single share of Series C Preferred as of the date of the Series C redemption request. The Series C Preferred Stock is being accreted to redemption value using the effective interest method. During the six month periods ended June 30, 2015 and 2014, the Company

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

June 30, 2015 and 2014

recognized accretion of approximately $862,000 and $178,000, respectively. At any time on or after February 17, 2022, at the election of at least a majority of the Series B Preferred stockholders, the Series B Preferred Stock shall be redeemable, in whole or in part, at a redemption price equal to the Series B original purchase price, plus declared and unpaid dividends. Similarly, at any time and from time to time commencing on or after February 17, 2022 with the consent of at least a majority of the Series A Preferred stockholders, the Series A Preferred Stock shall be redeemable, in whole or in part, at a redemption price equal to the Series A original purchase price, plus declared and unpaid dividends.

NOTE 5 — STOCKHOLDERS’ DEFICIT

Common Stock

On May 20, 2014, the Company amended its Restated Certificate of Incorporation (the Certificate) to increase the number of authorized shares of $0.01 par value common stock to 25,000,000. Shares issued and outstanding were 4,152,722 and 4,020,536 at June 30, 2015 and December 31, 2014, respectively.

On May 21, 2014, the Company issued 158,858 vested common stock purchase warrants to the placement agent for the Series C Preferred Stock transaction. These warrants have a 7 year term and a $3.776951 exercise price.

In conjunction with the Series C Preferred Stock transaction, the Company repaid all principal and interest outstanding on its $250,000 senior subordinated convertible note and issued the note holder, 26,909 vested common stock warrants. These warrants have a remaining 7 year term and a $2.8327 exercise price.

Equity Incentive Plan

The Company has a 2012 Employee, Director and Consultant Equity Incentive Plan (the “2012 Plan”) whereby 6,633,500 shares of the Company common stock have been reserved for issuance to employees, officers, directors, and agents of the Company. Of those shares, 4,113,000 were issued as restricted shares in 2012 and 2,520,000 were available for option grants. On February 4, 2015, the Company adopted the 2015 Equity Incentive Plan (the “2015 Plan”) whereby 2,189,645 shares were reserved for issuance. The 2015 Plan became effective when adopted, and therefore no further grants will be made under the 2012 Plan.

The 2012 Plan and the 2015 Plan are nonqualified plans, and under the Plans, stock options are granted from time to time. Stock options grants under the terms of the Plans have a maximum term of 10 years from the date of the grant. The exercise price is determined to be the fair market value of the common stock at the date of the grant. Incentive stock options have a vesting schedule of 3 or 4 years. During the six months ended June 30, 2015 and 2014, there were 246,295 and 986,300 options granted under the 2012 Plan, respectively. During the six months ended June 30, 2015, there were 60,000 options granted under the 2015 Plan. As of June 30, 2015, there were no options outstanding under the 2012 Plan and 2,129,645 options available under the 2015 Plan.

On June 9, 2015, the Board of Directors approved the modification of options granted on December 22, 2014 to purchase 255,305 shares of the Company’s common stock by accelerating the vesting period of each prior grant from 3 years to immediate vesting on June 9, 2015. All other terms of these options, including, without

Sancilio Pharmaceuticals Company, Inc. and Subsidiaries

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

June 30, 2015 and 2014

limitation, the exercise price, exercise date and the number of shares to which each option pertains, remained unchanged. As a result of the modification of the options, approximately $224,000 of additional compensation cost was recognized as a result of the modified award for the period ending in June 2015.

On March 18, 2015, the Board of Directors approved the modification of options granted on July 23, 2014 to purchase 478,350 shares of the Company’s common stock by reducing the exercise price of each prior grant from $3.69 to $1.64 per share. All other terms of these options, including, without limitation, the exercise date, vesting schedule and the number of shares to which each option pertains, remained unchanged. As a result of the modification of the options, the total remaining compensation cost of approximately $277,000, as of the modification date, will be recognized over the modified awards’ requisite service period. During the six months ended June 30, 2015, the Company recorded incremental stock-based compensation expense of approximately $10,400, which represents the incremental value of the modified options as compared to the original option value as of the modification date.

NOTE 6 — NET LOSS PER SHARE

The following is a reconciliation of the Company’s basic and diluted loss per share calculation for the six months ended June 30, 2015 and 2014:

	2015	2014
Numerator:
Net loss	$(259,978)	$(2,236,069)
Preferred dividends	(872,767)	(254,685)
Accretion of preferred stock to redemption value	(862,058)	(177,578)

Net loss attributable to common stockholders	$(1,994,803)	$(2,668,332)
Denominator:
Weighted average shares outstanding	4,076,003	3,195,770

Net loss per share attributable to common stockholders—basic and diluted	$(0.49)	$(0.83)

For the six months ended June 30, 2015 and 2014, 2,256,216 and 935,263 options issued under the Plan, respectively, preferred stock convertible into 17,532,076 shares of common stock and 185,767 shares issuable upon the exercise of the warrant were excluded from the denominator for diluted loss per share because their effect would be antidilutive.

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Litigation

From time to time we may be involved in litigation or other contingencies arising in the ordinary course of business. Except as set forth below, and based on the information presently available, management believes that it is not reasonably likely that any contingencies, claims or actions, pending or threatened, will result in a material adverse effect on our financial position, liquidity or result of operations.

In accordance with FASB ASC 450, Contingencies, we accrue loss contingencies including costs of settlement, damages and defense related to litigation to the extent they are probable and reasonably estimable. Otherwise, we expense these costs as incurred. If the estimate of a probable loss is a range and no amount within the range is more likely, we accrue the minimum amount of the range.

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NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

June 30, 2015 and 2014

Settlement Agreement

On May 8, 2015, the Company entered into a settlement agreement with a former employee as a result of various disputes between the former employee and the Company. As a condition of the settlement agreement, the Company agreed to make payments to the former employee as follows: $350,000 within ten calendar days of the execution of the settlement agreement and $250,000 each (inclusive of interest at 1.7%) on April 1 from 2016 through 2021. The settlement agreement requires accelerated payment upon the occurrence of certain events, including an initial public offering by the Company. During the period ended June 30, 2015, the Company paid the former employee $350,000 under the settlement agreement. As of June 30, 2015, the balance of the settlement agreement was $1,500,000, of which $250,000 is included in accrued liabilities and $1,250,000 is included as an other long-term liability.

NOTE 8 — RELATED-PARTY TRANSACTIONS

In September 2013, the Company entered into an agreement with Dr Frederick Sancilio, the Company’s Chairman, President, and Chief Executive Officer, and his spouse Carolyn Sancilio, the Company’s Vice President of Corporate Development, (collectively, the “Guarantors”) in connection with the Company’s credit facility agreements. The Guarantors agreed to the payment of the Company’s obligations with respect to the Company’s credit facility in the event of default by the Company. In consideration for the guaranties, the Company will compensate the Guarantors two percent of the average balance of the actual outstanding debt guaranteed by the Guarantors during the just completed month. For the six month periods ended June 30, 2015 and 2014, the Company expensed approximately $9,000 and $11,000, respectively, as interest expense related to this guarantee. On February 12, 2015, the Company paid the balance of the line of credit with their bank and closed this line.

NOTE 9 — SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after June 30, 2015, through August 7, 2015, the date the Company’s financial statements were available to be issued. The Company is not aware of any additional subsequent event which would require recognition or disclosure in the financial statements, other than disclosed herein.

             Shares

Common Stock

Preliminary Prospectus

Through and including                     , 2015 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    , 2015

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and The NASDAQ Capital Market listing fee.

SEC registration fee	$
FINRA filing fee
NASDAQ Capital Market listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Blue sky fees and expenses
Custodian and transfer agent fees

Total

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

In connection with the completion of this offering, our amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the DGCL, the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors. Our amended and restated bylaws to be in effect immediately prior to the completion of this offering provide that we must indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by the DGCL.

Sections 145 and 102(b)(7) of the DGCL provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

Prior to the consummation of this offering, we expect to enter into indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

We have purchased and intend to maintain insurance on behalf of any person who is or was a director or officer of the Company against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

See also “Undertakings” set out in response to Item 17 herein.

Part II. Information not required in prospectus

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below is information regarding the shares of common stock and preferred stock and the warrants and notes issued, and options granted, by us in the three years preceding the filing of this registration statement that were not registered under the Securities Act of 1933.

(1) In August 2011, we issued and sold an aggregate 10,696,400 shares of our common stock to certain of our employees and officers for an aggregate purchase price of $8.35 million. In connection with our reincorporation into Delaware, on February 7, 2012, all of these shares converted on a one-for-one basis into shares of Series A convertible preferred stock.

(2) On August 23, 2011, we issued a convertible promissory note, or the Convertible Note, in the principal amount of $250,000 which was convertible into shares of the same class of our equity sold in a qualified offering. The Convertible Note accrued interest at a rate of 8% per annum. In May 2014, the Convertible Note was repaid in full. In connection with the issuance of the Convertible Note and as consideration for making the loan as evidenced by the Convertible Note, we issued a warrant, or the 2011 Warrant, to holder of the Convertible Note exercisable for shares of our common stock with an exercise price to be fixed at the earliest to occur of an Investor Sale, a Change of Control or the Maturity Date (each as defined in the Convertible Note). The 2011 Warrant became exercisable for an aggregate of 26,909 shares of our common stock upon the closing of the Series C Transaction (as defined below) at an exercise price of $2.8327 per share. The 2011 Warrant contains no anti-dilution protections and terminates 10 years from the date issued.

(3) Under the 2012 Employee, Director and Consultant Equity Incentive Plan and 2015 Equity Incentive Plan, as applicable, we granted stock options to purchase shares of our common stock to certain of our employees, officers and consultants, as follows: (a) in 2012, we granted a stock option to purchase an aggregate of 538,100 shares of our common stock at an exercise price of $0.0839 per share, (b) in 2013, we granted stock options to purchase an aggregate of 908,963 shares of our common stock at an exercise price of $0.24 per share, (c) in April 2014, we granted stock options to purchase an aggregate of 986,300 shares of our common stock at an exercise price of $0.60 per share, (d) in July 2014, we granted stock options to purchase an aggregate of 652,350 shares of our common stock at an exercise price of $3.69 per share, (e) in December 2014, we granted stock options to purchase an aggregate of 255,305 shares of our common stock at an exercise price of $1.66 per share and (f) as of the date of this prospectus, in 2015 we granted stock options to purchase an aggregate of 306,295 shares of our common stock at an exercise price of $1.83 per share.

(4) On February 17, 2012, we issued and sold an aggregate of 15,404 shares of Series B convertible preferred stock to investors for an aggregate purchase price of $2.0 million.

(5) In May 2012, we issued and sold an aggregate of 4,113,300 shares of our common stock to certain of our employees, officers and members of our board of directors pursuant to restricted stock grants under our 2012 Employee, Director and Consultant Equity Incentive Plan.

(6) On May 21, 2014, we closed a private placement in which we sold an aggregate of 5,295,276 shares of Series C convertible preferred stock to investors for an aggregate purchase price of $20.0 million (the “Series C Transaction”). In connection with the Series C Transaction, we issued to Noble Financial Capital Markets, the placement agent we engaged for the Series C Transaction, warrants to purchase 158,858 shares of our common stock at an exercise price of $3.78 per share.

The offers, sales, grants and issuances of the securities described in paragraphs (1), (3) and (5) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701. The recipients of

Part II. Information not required in prospectus

such securities were our employees, officers, members of our board of directors and bona fide consultants and received the securities under our 2012 Employee, Director and Consultant Equity Incentive Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

The offer, sale, and issuance of the securities described in paragraphs (2), (4) and (6) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act in that the issuance of the security to the accredited investor did not involve a public offering. The recipients of the securities in these transactions acquired the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of the securities in these transactions was an accredited investor under Rule 501 of Regulation D.

ITEM 16. EXHIBITS AND FINANCIAL SCHEDULES

(a) Exhibits

Exhibit No.	Exhibit Description	Previously Filed	Filed Herewith	To be Filed by Amendment
1.1	Form of Underwriting Agreement			X

3.1	Certificate of Incorporation of the Registrant (currently in effect)	X

3.2	Bylaws of the Registrant (currently in effect)	X

3.3	Form of Amended and Restated Certificate of Incorporation (to be effective immediately prior to the closing of this offering)			X

3.4	Form of Amended and Restated Bylaws (to be effective immediately prior to the closing of this offering)			X

4.1	Specimen Common Stock certificate			X

4.2	Second Amended and Restated Stockholders’ Agreement, dated as of May 21, 2014 (assigned to Registrant)	X

5.1	Opinion of Greenberg Traurig, P.A.			X

10.1†	2012 Employee, Director and Consultant Equity Incentive Plan	X

10.2†	2015 Equity Incentive Plan	X

10.3	Lease Agreement, by and between the Registrant, Simone Holdings, Inc. and Signature Structures, Inc., dated December 15, 2005, as amended January 15, 2010, August 2, 2011, December 5, 2012, February 13, 2014, and April 1, 2014	X

10.4	Agreement of Lease, by and between the Registrant, Simone Holdings, Inc. and Signature Structures, Inc., dated December 30, 2013	X

Part II. Information not required in prospectus

Exhibit No.	Exhibit Description	Previously Filed	Filed Herewith	To be Filed by Amendment
10.5	Credit and Security Agreement, by and between the Registrant, Frederick D. Sancilio, Carolyn A. Sancilio and Capital Bank, N.A., dated August 27, 2013	X

10.5(a)	First Amendment to Credit and Security Agreement, by and between Sancilio & Company, Inc., Frederick D. Sancilio, Carolyn A. Sancilio and Capital Bank, N.A., dated August 7, 2015		X

10.6*	Master Services Agreement, by and between the Registrant and TherapeuticsMD, Inc., dated January 30, 2015		X

10.7	Consulting Agreement, by and between the Registrant and TherapeuticsMD, Inc., dated May 17, 2012	X

10.8	Consulting Agreement, by and between the Registrant and TherapeuticsMD, Inc., dated May 7, 2013(1)

10.9†	Executive Severance Plan	X

10.10†	Employment Letter by and between the Registrant and Marc Wolff dated as of January 16, 2015	X

23.1	Consent of Grant Thornton LLP, independent registered public accounting firm			X

23.2	Consent of Greenberg Traurig, P.A. (form contained in Exhibit 5.1 herein)			X

24.1	Powers of Attorney (included in signature page hereto)			X

†	Management contract or compensatory plan or arrangement
*	Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Securities and Exchange Commission.
(1)	Incorporated by reference to Exhibit 10.32 to the Form 10-Q for the quarter ended March 31, 2013, previously filed by TherapeuticsMD, Inc. (File No. 001-00100) and incorporated herein by reference.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission

Part II. Information not required in prospectus

such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned.

SANCILIO PHARMACEUTICALS COMPANY, INC.

By:
Name:	Frederick D. Sancilio
Title:	Chairman, President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each officer and director of Sancilio Pharmaceuticals Company, Inc. whose signature appears below constitutes and appoints Frederick D. Sancilio and Marc Wolff, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Frederick D. Sancilio	Chairman, President and Chief Executive Officer (Principal Executive Officer)

Marc Wolff	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Patrick Gray	Director

Roderick Jackson	Director

Dennis Langer	Director

Alan Dunton	Director

Martin Zeiger	Director

EXHIBIT INDEX

Exhibit No.		Exhibit Description
10.6	*	Master Services Agreement, by and between the Registrant and TherapeuticsMD, Inc., dated January 30, 2015

*	Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Securities and Exchange Commission.